Form 20-F
period 2000-02-29
OMNINET INTERNATIONAL LTD
filed 2000-08-28
CIK 1083725

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F


                                   (Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                           OMNINET INTERNATIONAL LTD.
             (Exact name of registrant as specified in its charter)
                           OMNINET INTERNATIONAL LTD.
                 (Translation of Registrant's name into English)
                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                               22 Church Street,
                          3rd Floor - Washington Mall I,
                             Hamilton, Bermuda HMII
                    (Address of principal executive offices)
                              -------------------


Securities registered or to be registered pursuant to Section 12(b) of the Act. None
Securities registered or to be registered pursuant to Section 12(g) of the
Act.
                                                       Name of each exchange on
  Title of each class                                    which registered
  -------------------                                  -----------------------
  Common Stock, U.S. $0.001 Par Value                  None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.    None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 1,123,852 shares of common stock as of February 29, 2000.


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark which financial statement item the registrant has elected
to follow.                 Item 17 [ ]  Item 18 [X]

1.   DESCRIPTION OF BUSINESS.

         We were originally organized under the laws of Bermuda on March 24, 1998. We amended our memorandum of association on June 30, 1998, in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. On April 10, 2000, we further amended our memorandum of association to increase the amount of our authorized common stock to 150,000,000 shares, par value $.000167.


         We are a Bermuda exempted company. A Bermuda exempted company is legislatively exempt from Bermuda's usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens. A Bermuda exempted company may reside in Bermuda, but must carry on its business transactions in other countries. Bermuda exempted companies may not hold real estate in Bermuda. There is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders, other than shareholders ordinarily resident in Bermuda.

         A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year. Annual fees are calculated based upon the exempted company's assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year. Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 -
$1,200,000 must pay fees of $1,695, $3,460 and $5,340, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 1999, we had assessable capital of $25,000 (25,000,000 authorized shares of common stock with par value of $.001). Accordingly, our annual fee for the Year 2000 was $3,460. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company's charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

         In addition, a Bermuda exempted company may apply under the Exempted Undertakings Tax Protection Act, 1966 for an assurance from the Bermuda government that any tax imposing legislation will not be applied to the company until after March 2016. We were granted such tax assurance on March 30, 1998.

         Except as described above, we are subject to the laws and regulations applicable to Bermuda-based corporations. Although Bermuda law at present is structured to encourage foreign investment, there can be no assurance that future laws and regulations will not have a negative impact on our operations. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors That Could Affect Operating Results - Risks Inherent in International Operations" on page 10. At present, we are not aware of any special country risks, such as existing or probable government regulations, that could materially affect our operations.

         We are a development stage company. We are not presently engaged in any business. Our only plan of operation is seeking viable businesses to acquire. At present, we have not identified another business suitable for acquisition. Over the next 12 months, we intend to become listed on the OTC Bulletin Board and to continue our search to acquire an operating entity.

         In general, we identify potential acquisitions through research and referrals. Once identified, we screen the target to determine whether or not it might be suitable for acquisition. The initial screening consists of an evaluation of the candidate's potential, and may include factors such as estimated future growth of the candidate's industry. If a company is identified as a potential target, we conduct a detailed analysis of the cost of acquisition, the target's fair market value, the prospective rate of return on an investment in the target and the likelihood of achieving such return. The detailed analysis may vary for each target and include criteria such as an evaluation of the target against comparable companies in the same industry, scrutiny of the target's financial condition and future earnings potential and discounted cash flow analysis. Target evaluations are conducted without the use of outside experts or analysts. We are particularly interested in identifying and acquiring an Internet-related business due to the recent growth in that industry, however, a more detailed plan of operations is not available because we are not engaged in any particular business and because we have not identified a suitable acquisition target. If we decide that a company is a suitable acquisition candidate, we anticipate that we will enter into an agreement to acquire such target, subject to obtaining any financing and approvals necessary to carryout the transaction.

         We will need additional financing or future profitability to continue as a going concern. We will also need additional capital in order to acquire an operating company. We plan to raise such funds through a private placement of common stock or by borrowing from a lending institution. There can be no assurance that we will be able to raise such funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 7.

         Since our formation, we have explored entering into certain businesses but commenced operations in only one business. In particular:

     - In the Spring of 1998, we explored providing Internet services to users in the United Kingdom. On July 2, 1998, we acquired all of the issued and outstanding shares (254,453 shares) of the common stock of Colloquium Ltd., a Scotland based provider of connectivity and value-added Internet services to the United Kingdom, in exchange for 954,964 shares of our common stock.

                Colloquium generated net operating losses from the date of its acquisition to May 26, 1999. As Colloquium's losses increased, it became clear that additional financing would be required in order to fund its operations, and we were not certain when, if ever, Colloquium would achieve profitability. These factors, among others, led to disagreement between our management and that of Colloquium. In order to avoid continuing liabilities our Board of Directors determined to sell Colloquium even if that involved realizing a one-time loss. On May 26, 1999, we contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 of our shares held by the purchasers. We incurred a loss upon the sale of Colloquium because Colloquium's poor operating performance negatively impacted the subsidiary's value.

     - On September 8, 1998, we entered into a Plan and Agreement of Merger - Reorganization with E&M Management, Inc. whereby, subject to numerous terms and conditions, E&M was to be merged with and into us and we would be the surviving corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations. However, trades in E&M's common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and, on November 2, 1999, the companies terminated the merger agreement by executing a Mutual Termination Agreement and Release. We do not believe that we assumed any liabilities due to termination of the merger agreement.

2.   DESCRIPTION OF PROPERTY.

         We have no material assets except for cash in the amount of $31,542. We have no office facilities or real property holdings. Our registered office is located at 22 Church Street, Third Floor-Washington Mall I, Hamilton, Bermuda HM11. Our registered office address is provided by Forum Fund Services Ltd., our corporate Secretary, in exchange for an annual fee of $4000. Forum Fund Services Ltd. can terminate this arrangement for any reason. We believe that our existing arrangement is adequate to meet our current needs.

3.   LEGAL PROCEEDINGS.

         Other than as described below, there are no pending legal proceedings to which we, our directors or officers are a party. Except as described in this Item 3, no legal proceedings are known to us to be contemplated, or threatened by or against us, by any party including any governmental authority.

         We have commenced litigation in Bermuda against Colloquium Ltd., Brian McMillan and Catherine Matherson (two former directors) in relation to the withdrawal of $50,691 from our bank account and for the return of the approximately $24,000 paid by us into Colloquium's treasury as part of the May 26, 1999 agreement referred to in Item 1 above. We claimed that the withdrawal of funds was unauthorized and that the $24,000 payment made to Colloquium under the May 26, 1999 agreement was made in error after a material default under that agreement by Brian McMillan and Colloquium. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs. On June 29, 1999, we initiated an interdict proceeding in the Court of Session in Scotland seeking an injunction to prevent the disposal of assets and seeking the repayment of $50,691. We initiated the interdict proceeding in Scotland because the defendants and their assets are located in that country. Colloquium, Brian McMillan and Catherine Matherson have appealed the judgment in Bermuda, seeking to set aside the default judgment on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error. There can be no assurance as to the outcome of the appeal or that the judgment will be collectible, in whole or in part, from all or any of Colloquium, Brian McMillan and Catherine Matherson.

4.   CONTROL OF REGISTRANT.

         (a) We are not controlled or owned by another corporation or foreign government.

         (b) The following table sets forth certain information regarding the ownership of our common stock as of August 10, 2000, by each shareholder known by us to be the beneficial owner of more than 10% of our common stock and all executive officers and directors as a group. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.

         TITLE OF CLASS      NAME AND ADDRESS                        NO. OF SHARES OWNED           % OF CLASS(1)
         --------------      ----------------                        -------------------           ----------

         Common              Eric Kohn                               1,752,720(2)                  25.99

(1) On April 14, 2000, our shareholders approved a 6-to-1 forward split of our common stock. As of August 10, 2000, there were 6,743,112 shares of our common stock issued and outstanding.

(2) Does not include 90,000 shares of our common stock being issued to Mr. Kohn in exchange for services rendered as our director.

         TITLE OF CLASS      NAME AND ADDRESS                        NO. OF SHARES OWNED           % OF CLASS(1)
         --------------      ----------------                        -------------------           ----------

         Common              Estate of Sir Ian MacGregor(3)          804,564                       11.93

         Common              Christopher Tilley                      804,564                       11.93

         Common              ValorInvest, SA                         1,270,644                     18.84

         Common              Officers and Directors as a group       1,752,720(4)                  25.99

(3) We have been advised that ValueInvest Ltd. has agreed to purchase these shares. We will transfer these shares on our records upon receiving approval from the Bermuda Monetary Authority. The Authority has conditioned grant of such approval upon the listing of our common stock on the OTC Bulletin Board.

(4) Not including 210,000 shares being issued to certain directors as compensation.

         (c) No arrangements presently exist which would result in a change of control.

5.   NATURE OF TRADING MARKET.

         We intend to obtain a listing for our common stock on the OTC Bulletin Board. To this end, an OTC Bulletin Board listing application has been filed with the National Association of Securities Dealers on our behalf. The NASD's review of our listing application is pending and our common stock is not presently listed on any national or foreign securities exchange. There is currently no established trading market for our common stock and there is no assurance that a trading market will develop or, if such a market develops, that it will continue. High and low sales prices for our common stock are not available.

         As of August 10, 2000, we had no shareholders of record located in the United States.

6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         We do not believe there are any decrees or regulations under the laws of Bermuda applicable to us that restrict the import or export of capital or affect the remittance of dividends or other payments to nonresident holders of our common stock.

         There are no restrictions under our Bye-Laws or Memorandum of Association or under Bermuda law as currently in effect that limit the right of nonresident owners to hold or vote our Common Stock or to receive dividends thereon. However, the permission of the Bermuda Monetary Authority is required before shares of our Common Stock can be transferred or issued to any other person. The Bermuda Monetary Authority has agreed to waive this requirement once our common stock becomes listed on a securities exchange, including the OTC Bulletin Board.

         We are organized under the laws of Bermuda. There is uncertainty as to whether the Courts of Bermuda would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Bermuda Courts against us or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Bermuda providing for such enforcement.

7.   TAXATION.

         At present, there is no Bermuda income on profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in Bermuda. There is currently no reciprocal tax treaty between Bermuda and the United States regarding withholding. See "Description of Business" on page 2.

8.   SELECTED FINANCIAL DATA.

         The following table summarizes our selected consolidated financial data and operating information.

         The following selected consolidated financial data for the years ended February 29, 2000 (our Annual Report reflects a fiscal year end of February 29, 2000 rather than February 28, 2000 due to the leap year) and February 28, 1999 has been derived from our audited Consolidated Financial Statements included elsewhere in this Registration Statement. The information should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Registration Statement.

         Our Consolidated Financial Statements have been prepared in accordance with accounting standards generally accepted in the United States.


                                                  Year ended       Year ended
                                                February 29,     February 28,
                                                        2000             1999
                                                        ----             ----
Revenues                                           $       -        $       -
Bad debt expense                                     (50,691)               -
Selling, general and administrative expenses        (129,826)        (112,817)
                                                   ---------        ---------
Operating loss from continuing operations           (180,517)        (112,817)
Loss from discontinued operations                     (1,945)        (167,785)
                                                   ---------        ---------
Net loss                                           $(182,462)       $(280,602)
                                                   =========        =========
Net loss per share
 Continuing operations                                 (0.25)           (0.13)
 Discontinued operations                                   -            (0.19)

 Total - Basic and diluted                         $   (0.25)       $   (0.32)
                                                   =========        =========


BALANCE SHEET DATA:
Working capital                                    $  24,324        $(100,317)
Net liabilities of discontinued segment            $       -        $(174,651)
Total assets - continuing operations               $ 110,530        $   8,967
Total liabilities - continuing operations          $  86,206        $ 109,284
Total Shareholders' Equity                         $  24,324        $(377,610)



9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion is based on our audited consolidated financial data for the years ended February 29, 2000 and February 28, 1999. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses. See "Description of Business" on page 2. We are not presently engaged in that or any other business, and our sole activity is seeking operating companies to acquire. We have not begun new operations since selling Colloquium because we have not acquired another operating entity.

PLAN OF OPERATION

         Our plan of operation for the next 12 months is to locate viable operating companies for acquisition. We will have to raise additional funds to continue as a going concern and to carry out our plan of operation. We anticipate that we can satisfy our cash requirements for the next year through cash reserves and by raising additional capital. We plan to raise such additional funds through a private placement of common stock, however, there is no assurance that such a private offering will be successful. If we are unable to raise additional capital through a private offering, we will likely seek financing from alternative sources, such as lending institutions. Financing from alternative sources may not be available on acceptable terms or at all. A lack of financing may require us to delay or abandon plans for acquisitions. We intend to satisfy legal and accounting costs associated with filing reports under the Securities Exchange Act of 1934 through our cash reserves and by raising additional funds as described above. We anticipate that we will research a number of potential target companies during the next 12 months to determine their suitability as investments. For a more detailed explanation of our plan of operation, see "Description of Business" on page 2. At present we have not identified a suitable acquisition target and there are no expected material purchases.



LIQUIDITY AND CAPITAL RESERVES

         Total net proceeds from the sale of equity securities in the period between our formation and February 29, 2000 amounted to approximately $375,000. We will require additional capital for future acquisitions and we plan to raise such capital through private offerings of securities. Future private offerings may not be successful.

CASH FLOW

         Operating activities used cash of $193,472 in the year ended February 29, 2000, compared to $7,644 in the year ended February 28, 1999. Our operating activities during the fiscal year ended February 29, 2000 were higher primarily due to costs associated with the selling of our Internet related business. Net Cash provided by financing activities was $285,250 in the year ended February 29, 2000 and $12,500 in the year ended February 28, 1999.

WORKING CAPITAL

         Our working capital, defined as the excess of our current assets over our current liabilities, was $24,324 at February 29, 2000 compared to ($100,317) at February 28, 1999.

         We do not presently have any borrowing facility established with a financial institution. We will require additional capital to fund our operations in the future. We anticipate raising such additional capital through a private offering of our securities or by borrowing from a lending institution.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

         We do not believe that inflation or currency fluctuations have had a material adverse effect on revenues and results of operations. However, demand for our services was, and likely will be if an operating entity is acquired in the future, influenced by general economic conditions, including inflation and currency fluctuations. Periods of economic recession, high inflation or the devaluation of currencies in countries in which we operate in the future could have a material adverse effect on our results of operations.

FACTORS THAT COULD AFFECT OPERATING RESULTS

         Forward Looking Statements. This Annual Report on Form 20-F contains forward-looking statements. Additional written and oral forward-looking statements may be made by us from time to time in SEC filings and otherwise. Results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to the following factors, among other risks and factors identified from time to time in our filings with the SEC.

         We Have a History of Losses and Cannot Be Certain to Achieve Positive Cash Flow. For the year ended February 28, 1999, we had net losses and negative cash flows. For the year ended February 29, 2000, we had a net loss of $182,462. In addition, we had an accumulated deficit of $871,762 as of February 29, 2000. At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $500, excluding any litigation.

         Even if we acquire an operating entity, we cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations. Our net losses and negative cash flow are likely to continue even longer than we currently anticipate if we do not acquire a viable operating entity and if we do not attract and retain qualified personnel. Our ability to achieve our objectives is subject to financial, competitive, regulatory, legal, technical and other factors, many of which are beyond our control.

         Our Limited Operating History Makes it Difficult to Assess Past Performance and Future Prospects. There is only limited historical operating and financial information on which to base an evaluation of our performance and prospects. We have acquired and disposed of one company since our inception in March 1998. This limits the comparability of our operating and financial information from period to period.

     We are Subject to Risks As We Make Acquisitions and Engage in Strategic Alliances. As part of our business strategy, we intend to acquire, make investments in, or enter into strategic alliances with as yet unidentified operating companies. Any such future acquisitions, investments or strategic alliances would involve risks, such as:

         - incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;

         - underestimating the difficulty of integrating the operations and personnel of newly acquired companies;

         - the potential disruption of any ongoing business, including possible diversions of resources and management time; and

         - the threat of impairing relationships with employees and customers as a result of changes in management or ownership.

         We cannot assure you that we will be successful in overcoming these risks. Moreover, we cannot be certain that any desired acquisition, investment or strategic alliance could be made in a timely manner or on terms and conditions acceptable to us. Neither can we assure you that we will be successful in identifying attractive acquisition candidates. We expect that competition for such acquisitions may be significant. We may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than us.

         An additional risk associated with acquisitions is that many attractive acquisition candidates do not have audited financial statements and have varying degrees of internal controls. Although we may believe that the available financial information for a particular business is reliable, we cannot guarantee that a subsequent audit would not reveal matters of significance, including with respect to liabilities, contingent or otherwise. We expect that, from time to time in the future, we will enter into acquisition agreements, the pro forma effect of which is not known and cannot be predicted.

         We Do Not Expect to Pay Dividends. We do not anticipate paying cash dividends in the foreseeable future.

         Risks Inherent in International Operations. We are not currently conducting business. In the future, however, we may acquire an operating company located outside of the United States. If we acquire a non-U.S. operating company, it is possible that a substantial portion of our business may be conducted outside of the United States. In this event, our operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations, and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, our ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction. We could also be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Any of these risks could have an adverse effect on our operations.

         Dependence on Key Employees. Our growth and profitability are dependent upon, among other things, the abilities and experience of our management team including Mr. Eric F. Kohn, our President, Treasurer, Chairman and Director. If the services of Mr. Kohn or our other directors or executive officers became unavailable, our business, financial condition and results of operations could be adversely affected.

         Rights of Shareholders Under Bermuda Law. We are incorporated under the laws of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management and directors and the rights of our shareholders, are governed by Bermuda law and our Memorandum of Association and Bye-laws. Such principles of law may differ from those that would apply if we were incorporated in a jurisdiction in the United States. In addition, there is uncertainty as to whether the courts of Bermuda would enforce
(i) judgments of United States courts obtained against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state or (ii) in original actions brought in Bermuda, liabilities against us or such persons predicated upon the securities laws of the United States or any state.

9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable. We are not presently engaged in business. We have no notes payable and is not subject to interest rate risk.

10.  DIRECTORS AND OFFICERS OF REGISTRANT.

         The following sets forth our directors, executive officers and key employees, positions and offices held by each such person, and the period each such person has held such position. Directors are elected at the company's annual general meeting, and serve a term of one year or until their successors are appointed and duly elected to office. Executive officers are elected by our Board of Directors and serve a term of one year or until their successors are appointed. We held our 1999 annual general meeting on June 5, 2000. We have not set a date for our next annual meeting, however, we anticipate that it will be held on or before December 31, 2000.

Name                                                      Position Held and Term
----                                                      ----------------------

Eric F. Kohn                                         President and Treasurer since May 12, 2000;
                                                     Chairman and Director since March 24, 1998.

Marlin J. Horst                                      Director since March 24, 1998.

Jeffrey Conyers                                      Director since May 20, 1999.

Michael R. Schroter                                  Director since May 20, 1999.

Forum Fund Services Ltd.                             Secretary Since May 12, 2000.


         (b) Ede Conyers, the wife of our director, Jeffrey Conyers, is the General Manager of our corporate Secretary Forum Fund Services Ltd. There are no other family relationships among our directors and executive officers.

11.  COMPENSATION OF DIRECTORS AND OFFICERS.

         (a) Through the fiscal year ended February 29, 2000, Colloquium, our wholly-owned subsidiary prior to its sale on May 26, 1999, paid a total of $43,743 to Brian McMillan and Catherine Matherson for services rendered as directors of that company.

         Except as described above, our officers and directors did not receive compensation for services in any capacity during the fiscal year ended February 29, 2000. On June 5, 2000, our shareholders approved the following issuances of our common stock as compensation for services rendered as directors:

         (i)   60,000 shares to Michael Schroter;
         (ii)  60,000 shares to Jeffrey Conyers; and
         (iii) 90,000 shares to Eric Kohn.

         (b) We did not set aside any amounts during the last fiscal year to provide pension, retirement or similar benefits for our directors and officers. On June 5, 2000, our shareholders approved our 2000 Outside Directors' Stock Option Plan and set aside 100,000 shares of our common stock for issuance thereunder. Under the terms of the Outside Directors' Plan, each non-employee director will automatically be eligible to receive an option to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance thereunder. The Stock Incentive Plan allows our Board of Directors to grant certain of our key employees options to purchase our common stock, and is intended to enhance our ability to attract and retain key personnel. As of the date of this Annual Report no options have been granted pursuant to the Outside Directors' Plan or the Stock Incentive Plan.


12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         There are no outstanding options to purchase our common stock.

13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         (a) Milligan-Whyte & Smith is our Bermuda legal counsel. We utilize Milligan-Whyte & Smith's services from time to time on an as needed basis. Milligan-Whyte & Smith charges us on an hourly basis and at market rate for work performed. Our former director, Lynda Milligan-Whyte, is a partner of Milligan-Whyte & Smith and, as such, had an indirect interest in any fees paid to that law firm during the fiscal year ended February 29, 2000. In addition, our director Marlin Horst is a former partner of Milligan-Whyte & Smith and, as such, had an indirect interest in any fees paid to that law firm during the fiscal year ended February 29, 2000.

         On May 26, 1999, our Board of Directors voted unanimously to divest us of our wholly-owned subsidiary, Colloquium. This action was subsequently approved by our shareholders and we reached an agreement with Colloquium, Brian McMillan and Eric Kohn, whereby each of our shareholders was given the option to exchange all of his or her shares of our common stock for a pro rata portion of all of the outstanding common stock of Colloquium. See "Description of Business" on page 2. In addition, we contributed $24,000 to Colloquium's treasury. The following shareholders exchanged our shares for shares of Colloquim: Robert Watson; Michael Coggins; Pymen Bell; Brian McMillan; David Cooke; and Rod Evans. Brian McMillan was a director of Colloquium at the time of the exchange. The six shareholders participating in the exchange tendered an aggregate of 479,988 shares of our common stock, which shares were returned to treasury.

         In 1998 and 1999, Mr. Kohn, our Chairman and Director, loaned us $16,014 and $25,695, respectively. We used the proceeds of the loans from Mr. Kohn to fund our business operations. The loans were non-interest bearing and payable on demand. Both loans have been repaid in full.

         As of February 29, 1999, we had borrowed $6,000 from Sir Ian MacGregor, whose estate now beneficially owns more than ten percent of our common stock. The loan was non-interest bearing and has been repaid in full.

         During the fiscal year ended February 29, 2000, we completed a private placement pursuant to which we raised $360,100. In exchange for its services as placement agent in the offering, Baron's Financial Services (UK) Limited received a warrant to purchase 8% of the total number of shares sold in the offering (14,938 shares) at a purchase price of $0.01 per share. Our President, Eric F. Kohn, is an executive officer of Baron's. In addition, First Bermuda Securities Ltd., a financial services firm, received a placement fee of $17,500 in connection with the offering. Our directors, Jeffrey Conyers and Michael Schroter, are executive officers of First Bermuda Securities.

         We paid Baron's Financial Services (UK) Limited $2,000 for performing accounting services during the fiscal year ended February 29, 2000.

         On May 12, 2000, Forum Fund Services Ltd. was appointed as our corporate Secretary. Forum Fund Services receives an annual fee of $4,000 and is entitled to additional fees for certain services performed on a fee-for-service basis. At present, we owe Forum Fund Services fees of $10,000. Ede Conyers, spouse of our director Jeffrey Conyers, is the General Manager of Forum Fund Services.

         (b) None of our directors, officers or associates of any such directors or officers was indebted to us or our subsidiaries at any time during the last three years.

                                     PART II

14.  DESCRIPTION OF SECURITIES TO BE REGISTERED


Not Applicable.

                                    PART III

15.  DEFAULTS UPON SENIOR SECURITIES.

Not Applicable.

16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

Not Applicable.

                                     PART IV

17.  FINANCIAL STATEMENTS.

We have elected to furnish the financial statements specified by Item 18.

18.  FINANCIAL STATEMENTS.

              Financial statements which appear herein at the page indicated:

              Report of Moore Stephens, Independent Chartered Accountants....................F-1
              Consolidated Statements of Operations for the years ended
              February 29, 2000 and February 28, 1999........................................F-2
              Consolidated Balance Sheets as of
              February 29, 2000 and  February 28, 1999.......................................F-3
              Consolidated Statements of Cash Flows for the years ended
              February 29, 2000 and February 28, 1999........................................F-4
              Consolidated Statements of Stockholders' Equity................................F-5
              Notes to the Consolidated Financial Statements
              for the years ended February 29, 2000 and February 28, 1999....................F-6


19.  FINANCIAL STATEMENTS AND EXHIBITS.

The financial statements listed in Item 18 are incorporated by reference to this Item.

         EXHIBIT NUMBER                  DESCRIPTION
-------------------------------------------------------------------

         1.1                        Amended and Restated Bye-laws of Omninet
                                    International Ltd.(filed as Exhibit C to our Form 6-K filed with the Commission
                                    August 11, 2000, and incorporated herein by reference).

        27.1                        Financial Data Schedule (filed herewith).

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Annual Report to be signed on our behalf by the undersigned duly authorized officer.


                                    OMNINET INTERNATIONAL LTD.

Dated: August 28, 2000             By:  /s/ Eric F. Kohn
                                    -------------------------------
                                    Eric F. Kohn
                                    President, Treasurer, Chairman and Director

                          OMNINET INTERNATIONAL LIMITED

                              FINANCIAL STATEMENTS

                                      INDEX

                                                                                                 PAGE


AUDITED FINANCIAL STATEMENTS


Report of Moore Stephens, Independent Chartered Accountants                                      F-1

Consolidated Statements of Operations for the years ended February 29,
  2000 and February 28, 1999                                                                     F-2

Consolidated Balance Sheets as of February 29, 2000 and February 28, 1999                        F-3

Consolidated Statements of Cash Flows for the years ended February
  29, 2000 and February 28, 1999                                                                 F-4

Consolidated Statements of Stockholders' Equity                                                  F-5

Notes to the Consolidated Financial Statements for the years
  ended February 29, 2000 and February 28, 1999                                                  F-6



INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Omninet International Limited



We have audited the accompanying consolidated balance sheets of Omninet International Limited and subsidiary (a development stage company) as of February 29, 2000 and February 28, 1999, and the related consolidated statements of operations, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omninet International Limited as of February 29, 2000 and February 28, 1999 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



/s/ Moore Stephens

Moore Stephens
Chartered Accountants
St. Paul's House
London EC4P 4BN                                             August 25, 2000

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY(A DEVELOPMENT STAGE COMPANY) CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


                                                           Cumulative
                                                          during the           Year ended         Year ended
                                                         Development         February 29,        February 28,
                                                               Stage                 2000                1999
                                                               -----                 ----                ----
Revenues                                                  $        -        $           -        $          -
Bad debt expense                                             (50,691)            (50,691)                   -
Selling, general and
   administrative expenses                                  (242,643)           (129,826)           (112,817)
                                                           ----------          ----------        ------------

Operating loss from
   continuing operations                                    (293,334)           (180,517)           (112,817)
Loss from discontinued
   operations                                               (561,689)             (1,945)           (167,785)
                                                           ----------          ----------        ------------
Net loss                                                  $ (855,023)       $  (182,462)         $  (280,602)
                                                           ==========          ==========        ============




Earnings per share -
Basic and Diluted                                                           $    (0.25)          $     (0.32)

Continuing operations                                                            (0.25)                (0.13)

Discontinued operations                                                            -                   (0.19)
                                                                               ----------        ------------
                                                                            $    (0.25)          $     (0.32)
                                                                               ==========        ============




             The accompanying notes are an integral part of these
                       consolidated financial statements

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY(A DEVELOPMENT STAGE COMPANY) CONSOLIDATED BALANCE SHEETS
AS OF FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

                                                                            2000                      1999
                                                                            ----                      ----
ASSETS
Current assets:
Cash and cash equivalents                                             $   31,542                $    4,856
Trade accounts receivable, net                                             3,988                     4,111
Deferred Costs                                                            75,000                         -
                                                                         -------                    ------
                                                                      $  110,530                $    8,967
                                                                         =======                    ======




LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                      $   86,206                 $  98,624
Advances from related parties                                                  -                    10,660
                                                                          ------                   -------
Total current liabilities                                                 86,206                   109,284
                                                                          ------                   -------
Net liabilities of discontinued segment                                        -                   174,651
                                                                          ------                   -------



Commitments and Contingencies                                                  -                         -
Redeemable preferred stock of discontinued segment,
 50,000 shares issued and outstanding                                          -                   102,642
Stockholders' Equity:
Common stock, $.001 par value, 25,000,000
  shares authorised; 643,864 and 1,003,002
  shares issued and outstanding as of February
  29, 2000 and February 28, 1999 respectively                                644                     1,003
Additional paid-in capital                                               895,442                   310,270
Accumulated deficit during the development stage                        (871,762)                 (686,895)
Accumulated other comprehensive income:
Cumulative translation adjustment                                              -                    (1,988)
                                                                         -------                   -------
                                                                          24,324                  (377,610)
                                                                         -------                   -------
                                                                     $   110,530               $     8,967
                                                                         =======                   =======


                    Approved by the Board on August 25,2000


             The accompanying notes are an integral part of these
                       consolidated financial statements

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A DEVELOPMENT STAGE COMPANY) CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


                                                               Cumulative
                                                               during the
                                                              Development
                                                                    Stage             2000              1999
                                                                    -----             ----              ----
                                                                        $                $                 $
Cash flows from operating activities:
Loss from continuing operations                                 (293,334)        (180,517)         (112,817)
Non cash items: Stock warrants                                     10,000           10,000                 -
Changes in operating assets
   and liabilities:
    Accounts receivable                                           (3,988)              123           (4,111)
    Accounts payable                                               86,206         (12,418)            98,624
    Other liabilities                                                   -         (10,660)            10,660
                                                                 --------         -------            -------
Net cash used in operating activities                           (201,116)        (193,472)           (7,644)
                                                                 --------         -------            -------

Cash flows from financing activities:
   Proceeds from issuance of common
     stock, net                                                   372,750          360,250            12,500
Listing Costs                                                     (75,000)         (75,000)                -
                                                                 --------          -------           -------
Net cash provided by financing activities                         297,750          285,250            12,500
                                                                 --------          -------           -------


Net cash inflow from continuing
   segment                                                         96,634           91,778             4,856
Cash paid on disposal of subsidiary                              (24,115)         (24,115)                 -
Net cash outflow from discontinued
   segment                                                       (40,977)         (41,161)               184
                                                                 --------          -------            ------

Net increase in cash and
    cash equivalents                                               31,542           26,502             5,040
Cash and cash equivalents,
   beginning of period                                                  -            5,040                 -
                                                                 --------          -------            ------
Cash and cash equivalents, end of period                           31,542           31,542             5,040
                                                                 ========          =======            ======


Discontinued segment                                                                     -               184
Continuing operations                                                               31,542             4,856
                                                                                   -------            ------
                                                                                    31,542             5,040
                                                                                   =======            ======


             The accompanying notes are an integral part of these
                       consolidated financial statements

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A DEVELOPMENT STAGE COMPANY) CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                          Accumulated
                                          Common Stock      Additional                          Other                       Total
                                          ------------         Paid-in    Accumulated   Comprehensive  Comprehensive Stockholders'
                                      Shares      Amount       Capital        Deficit          Income         Income       Equity
                                      ------      ------       ------         -------          ------         ------       ------

                                                     $           $              $                $               $            $


Balance, February 28, 1998           954,964         955       188,496       (396,137)            119       (383,966)    (206,567)

Issuance of additional
  common stock                        48,038          48        12,752                                                     12,800
(March 24, 1998)

Recapitalisation adjustment                -           -       109,022                                                    109,022

Preferred stock dividends                                                      (6,628)                                     (6,628)

Accreted mandatory
  redemption premium
  of preferred stock                                                           (3,528)                                     (3,528)

Net loss                                                                     (280,602)                      (280,602)    (280,602)

Translation adjustment                                                                         (2,107)        (2,107)      (2,107)
                                                                                                            --------
Comprehensive income                                                                                        (282,709)
                                   ---------      ------       -------        --------         -------      ---------    ---------
Balance, February 28, 1999         1,003,002       1,003       310,270       (686,895)         (1,988)      (666,675)    (377,610)

Issuance of additional common
  Stock (May 10, 1999)               105,912         106       359,995              -               -              -      360,101

Cancellation of 479,988 shares      (479,988)       (480)            -              -               -              -         (480)
Stock warrants exercised
  (November 3, 1999)                  14,938          15        10,134              -               -              -       10,149
Net loss                                   -           -             -       (182,462)              -       (182,462)    (182,462)
Preferred stock dividends                  -           -             -         (1,657)              -              -       (1,657)
Accreted mandatory redemption
  premium of preferred stock               -           -             -           (748)              -              -         (748)
Translation adjustment                     -           -             -              -           1,988          1,988        1,988
Gain on disposition of subsidiary          -           -       215,043              -               -              -      215,043
                                                                                                            --------
Comprehensive income                                                                                        (180,474)
                                   ---------      ------       -------        --------         -------      ---------    ---------
Balance, February 29, 2000           643,864         644       895,442       (871,762)              -       (847,149)     (24,324)
                                   ---------      ------       -------        --------         -------      ---------    ---------




             The accompanying notes are an integral part of these
                       consolidated financial statements

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY COMPANY (A DEVELOPMENT STAGE
COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

1.       ORGANISATION AND DESCRIPTION OF THE COMPANY

THE COMPANY

Omninet International Limited (the "Company") was incorporated in Bermuda on March 24, 1998. After the initial issuance of stock, the Company acquired all of the issued and outstanding shares of Colloquium Limited, an internet service provider incorporated in 1995 under the laws of Scotland. The shareholders of Colloquium Limited contributed all of the outstanding shares of Colloquium Limited in consideration for 954,964 common shares of the Company. As at the date of the acquisition, the stockholders' deficit in Colloquium amounted to $78,405. For accounting purposes, the transaction was accounted for as a reverse acquisition, thus the historical financial statements of Colloquium, the accounting acquirer, are reflected.

On May 26, 1999 the Company disposed of all of the issued and outstanding shares of Colloquium Limited to, amongst others, Brian Macmillan and Catherine Matheson, former directors of the Company. The Company has no continuing trading activity and is seeking acquisition and merger opportunities.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

DEVELOPMENT STAGE

The Company has been in the development stage since its formation on March 24,1998. The Company has no continuing trading activity and is seeking acquisition and merger opportunities.

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

FOREIGN CURRENCY TRANSLATION

The Company's functional currency was Pounds Sterling as the majority of revenues were received in Pounds Sterling and the majority of operating expenditures were made in Pounds Sterling. Transactions during the year are translated into United States Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are re-converted using rates of exchange prevailing at the balance sheet date.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Assets are depreciated on the straight-line or reducing balance methods over their estimated useful lives, which range from 3 to 5 years.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

Research and development costs are expensed as incurred. The Company accounts for its software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". The statement provides for capitalisation of certain software development costs once technological feasibility is established by completion of a working model and ending when a product is available for general release to customers. The costs capitalised are then amortised on a straight-line basis over the estimated product life (generally eighteen months to three years), or on the ratio of current revenue to total projected product revenue, whichever is greater. To date, completion of a working model of the Company's products and general release have substantially coincided. Accordingly, the Company has not capitalised any software development costs.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

The Company recognises revenues when services are provided. Services are generally billed one month in advance. Advance billings and collections relating to future access services are recorded as deferred revenue and recognised when earned.

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

CREDIT RISK

The Company's accounts receivable potentially subjected the Company to credit risk, as collateral was generally not required. The Company's risk of loss was limited due to advance billings to customers for services, the use of pre-approved charges to customer credit cards, and the ability to terminate access on delinquent accounts. The concentration of credit risk was mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates their fair value.

INCOME TAXES

Deferred income taxes are recorded using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.

ISSUANCE OF STOCK FOR SERVICES

Shares of the Company's common stock issued for services are recorded in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" at the fair market value of the stock issued or the fair market value of the services provided, whichever value is more clearly evident.

SOURCES OF SUPPLIES

The Company relied on local telephone companies and other companies to provide data communications capacity. Although alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have had an adverse effect on operating results.

Although the Company attempted to maintain multiple vendors for each required product, its modems, terminal savers, and high-performance routers, which were important components of its network, were each acquired from only one source. In addition, some of the Company's suppliers had limited resources and production capacity. If the suppliers were unable to meet the Company's needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company's network infrastructure could have resulted, which would have affected operating results adversely.

DEFERRED COSTS

Stock issuance and listing costs are deferred in circumstances where the Company anticipates raising equity finance within the forseeable future.

OMNINET INTERNATIONAL LIMITED  AND SUBSIDIARY COMPANY (A DEVELOPMENT STAGE
COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

3.       DISPOSITION OF SUBSIDIARY

On May 26, 1999 the Company agreed to transfer the issued shares of Colloquium Limited to Brian Macmillan, Catherine Matheson and others in exchange for the cancellation of their 479,988 shares in Omninet International Limited and a cash payment by the Company of $24,000. The assets and liabilities of Colloquium Limited at the date of disposition were:


                                                                  Pound Sterling                         $
ASSETS
Current assets:
Cash and cash equivalents                                                     72                       115
Trade accounts receivable, net                                            31,679                    50,781
Prepaids and other receivables                                             7,028                    11,266
Inventories                                                                6,501                    10,421
                                                                        --------                  --------

Total current assets                                                      45,280                    72,583

Property and equipment, net                                               67,934                   108,898
                                                                        --------                  --------
                                                         Pound Sterling  113,214                $  181,481
                                                                        ========                  ========




LIABILITIES
Current liabilities:
Accounts payable                                                          65,206                   104,525
Bank overdraft                                                            22,085                    35,402
Current portion of notes payable                                           1,695                     2,717
Accrued and other liabilities                                            102,160                   163,762
Advances from related parties                                                  -                         -
                                                                        --------                  --------
Total current liabilities                                                191,146                   306,406

Notes payable, net of current portion                                      4,879                     7,821
                                                                        --------                  --------
                                                                         196,025                   314,227
                                                                        --------                  --------


Redeemable preferred stock, 50,000
  Shares issued and outstanding                                           66,311                   106,297
                                                                        --------                  --------
Equity stockholders' deficit                            Pound Sterling  (149,122)              $  (239,043)
                                                                        ========                  ========

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY COMPANY (A DEVELOPMENT STAGE
COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

3.         DISPOSITION OF SUBSIDIARY (CONTINUED)

The gain on disposition of the subsidiary was:

Equity Stockholders' deficit                                             239,043

Less: Cash payment                                                        24,000
                                                                         -------
                                                                      $  215,043
                                                                         -------



The impact on cash flows was:

Cash and cash equivalents on disposal                                        115

Add: Cash payment                                                         24,000
                                                                         -------
Net cash outflow                                                      $   24,115
                                                                         =======



4.       EARNINGS PER SHARE

                                                               Year ended                         Year ended
                                                             February 29,                       February 28,
                                                                     2000                               1999
                                                                     ----                               ----
         Net loss                                            $  (182,462)                       $  (280,602)

         Preferred stock dividends                                (1,657)                            (6,628)

         Accreted mandatory redemption
           premium of preferred stock                               (748)                            (3,528)
                                                              ----------                          ---------

         Net income available to common
           stockholders                                      $  (184,867)                       $  (290,758)
                                                              ----------                          ---------

         Average common shares issued
           and outstanding                                       727,292                             915,006

         Earnings per share - basic and diluted           $       (0.25)                       $      (0.32)

                                                              ==========                          =========


OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY COMPANY (A DEVELOPMENT STAGE
COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

5.       RELATED PARTIES TRANSACTIONS

Selling, general and administrative services costs in the year ended February 29, 2000 includes $823 paid to Barons Financial Services S.A. in respect of expense reimbursement and $2,000 in respect of accounting services paid to Barons Financial Services (UK) Limited. Both companies are connected with Mr. Eric Kohn, a director.

In exchange for its services as placement agent in the private placement, Barons Financial Services (UK) Limited received a warrant to purchase 8% of the total number of shares sold in the offering (14,938 shares) at a purchase price of $0.01 per share.

Legal fees in respect of services provided by Milligan-Whyte & Smith in the year ended February 29,2000 amount to $78,539. $10,181 relate to listing costs debited to additional paid in capital and $68,358 are included in selling, general and administrative services costs. There are fees of $26,988 outstanding as at February 29, 2000. Lynda Milligan-Whyte, a former director of Omninet International Limited, is a partner of Milligan-Whyte & Smith.

Selling, general and administrative services costs in the year ended February 29, 2000 includes $17,500 paid to First Bermuda Securities Ltd., in respect of placement fees. Two of the directors, Jeffrey Conyers and Michael Schroter are connected with this company.

6.       STOCK WARRANTS

Barons Financial Services (UK) Limited was granted stock warrants for the issue of 14,938 common shares at $0.01 per share. The warrants were exercised on November 3, 1999. The company has booked a compensation expense of $10,000.

7.       TAXATION

Under Bermuda law the company is not required to pay any taxes in Bermuda on either income or capital gains. The company has received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed the company will be exempted from taxation until the year 2016.

8.       COMMITMENTS AND CONTINGENCIES

The Company has commenced litigation against Colloquium Limited, Brian Macmillan and Catherine Matheson (two former directors) in relation to the withdrawal of $50,691 from the Company's bank account. Management have booked an expense of $50,691 in the year ended February 29,2000.

A Default Judgement has been obtained in Bermuda against Colloquium Limited, Brian Macmillan and Catherine Matheson for the $50,691 and the $24,000 paid to Colloquium Limited as part of the divestiture settlement, plus interest and legal costs. Litigation is continuing in Scotland.

9.       SUBSEQUENT EVENTS

A resolution was passed dated April 10, 2000 to sub-divide the authorised share capital of 25,000,000 shares, par value of $0.001 into 150,000,000 shares, par value of $0.000167 each, on a 6:1 ratio.

At a special general meeting held on June 5. 2000 the shareholders approved the 2000 Outside Directors' Stock Option Plan and reserved 100,000 shares of common stock for issuance thereunder, approved the 2000 Stock Incentive Plan and reserved 1,100,000 shares of common stock for issuance thereunder and approved compensation to certain directors for past services.

The 2000 Outside Directors' Stock Option Plan grants non-employee directors an option to purchase 5,000 shares of common stock each year at an exercise price equal to the market value of the common stock as at the date the option is granted. The option may be exercised within ten years from the date of grant or upon the happening of certain events.

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY COMPANY (A DEVELOPMENT STAGE
COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

9.         SUBSEQUENT EVENTS (CONTINUED)

The 2000 Stock Incentive Plan permits a committee of the Board of Directors to make awards of a variety of equity-based incentives to employees.

210,000 shares have been granted to three directors as compensation for services provided after February 29,2000.