Form 20-F
period 2001-02-28
OMNINET INTERNATIONAL LTD
filed 2001-09-14
CIK 1083725

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended FEBRUARY 28, 2001

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OMNINET INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)
OMNINET INTERNATIONAL LTD.
(Translation of Registrant’s name into English)
BERMUDA
(Jurisdiction of incorporation or organization)

22 Church Street,
3rd Floor —Washington Mall I,
Hamilton, Bermuda HMII
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None.

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each exchange on which registered

Common Stock,	OTC Bulletin Board
U.S. $0.001 Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

7,053,112 shares of common stock as of February 28, 2001.

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

ITEM 1. Description of Business.

      We were originally organized under the laws of Bermuda on March 24, 1998. We amended our memorandum of association on June 30, 1998 in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. On April 10, 2000, we further amended our memorandum of association to increase the amount of our authorized common stock to 150,000,000 shares, par value $.000167.

      We are a Bermuda exempted company. A Bermuda exempted company is legislatively exempt from Bermuda’s usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens. A Bermuda exempted company may reside in Bermuda, but must carry on its business transactions in other countries. Bermuda exempted companies may not hold real estate in Bermuda. There is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders, other than shareholders ordinarily resident in Bermuda.

      A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year. Annual fees are calculated based upon the exempted company’s assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year. Exempted companies with assessable capital of between $0 —$12,000, $12,001 —$120,000 and $120,001 - $1,200,000 must pay fees of $1,695, $3,460 and $5,340, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 1999, we had assessable capital of $25,000 (25,000,000 authorized shares of common stock with par value of $.001). Accordingly, our annual fee for the Year 2000 was $3,460. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company’s charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

      In addition, a Bermuda exempted company may apply under the Exempted undertakings Tax Protection Act, 1966 for an assurance from the Bermuda government that any tax imposing legislation will not be applied to the company until after March 2016. We were granted such tax assurance on March 30, 1998.

      Except as described above, we are subject to the laws and regulations applicable to Bermuda-based corporations. Although Bermuda law at present is structured to encourage foreign investment, there can be no assurance that future laws and regulations will not have a negative impact on our operations. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Factors That Could Affect Operating Results – Risks Inherent in International Operations” on page 11. At present, we are not aware of any special country risks, such as existing or probable government regulations, that could materially affect our operations.

      We are a development stage company. We are not presently engaged in any business. Our only plan of operation is seeking viable businesses to acquire. At present, we have not identified another business suitable for acquisition. Over the next 12 months, we intend to continue our search to acquire an operating entity.

      In general, we identify potential acquisitions through research and referrals. Once identified, we screen the target to determine whether or not it might be suitable for acquisition. The initial screening consists of an evaluation of the candidate’s potential, and may include factors such as estimated future growth of the candidate’s industry. If a company is identified as a potential target, we conduct a detailed analysis of the cost of acquisition, the target’s fair market value, the prospective rate of return on an investment in the target and the likelihood of achieving such return. The detailed analysis may vary for each target and include criteria such as an evaluation of the target against comparable companies in the same industry, scrutiny of the target’s financial condition and future earnings potential and discounted cash flow analysis. Target evaluations are conducted without the use of outside experts or analysts. We are particularly interested in identifying and acquiring an Internet-related business due to the recent growth in that industry, however, a more detailed plan of operations is not available because we are not engaged in any particular business and because we have not identified a suitable acquisition target. If we decide that a company is a suitable acquisition candidate, we anticipate that we will enter into an agreement to acquire such target, subject to obtaining any financing and approvals necessary to carryout the transaction.

      We will need additional financing or future profitability to continue as a going concern. We will also need additional capital in order to acquire an operating company. We plan to raise such funds through a private placement of common stock or by borrowing from a lending institution. There can be no assurance that we will be able to raise such funds. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 8.

      Since our formation, we have explored entering into certain businesses but commenced operations in only one business. In particular:

– In the Spring of 1998, we explored providing Internet services to users in the United Kingdom. On July 2, 1998, we acquired all of the issued and outstanding shares (254,453 shares) of the common stock of Colloquium Ltd., a Scotland based provider of connectivity and value-added Internet services to the United Kingdom, in exchange for 954,964 shares of our common stock.

– Colloquium generated net operating losses from the date of its acquisition to May 26, 1999. As Colloquium’s losses increased, it became clear that additional financing would be required in order to fund its operations, and we were not certain when, if ever, Colloquium would achieve profitability. These factors, among others, led to disagreement between our management and that of Colloquium. In order to avoid continuing liabilities our Board of Directors determined to sell Colloquium even if that involved realizing a one-time loss. On

May 26, 1999, we contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 of our shares held by the purchasers. We incurred a loss upon the sale of Colloquium because Colloquium’s poor operating performance negatively impacted the subsidiary’s value.

– On September 8, 1998, we entered into a Plan and Agreement of Merger —Reorganization with E&M Management, Inc. whereby, subject to numerous terms and conditions, E&M was to be merged with and into us and we would be the surviving corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations. However, trades in E&M’s common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and, on November 2, 1999, the companies terminated the merger agreement by executing a Mutual Termination Agreement and Release. We do not believe that we incurred any liabilities as a result of termination of the merger agreement.

ITEM 2. Description of Property.

      We have no material assets except for cash in the amount of $4,242 as of February 28, 2001 and $1,026 as of July 22, 2001. We have no office facilities or real property holdings. Our registered office is located at 22 Church Street, Third Floor-Washington Mall I, Hamilton, Bermuda HM11. Our registered office address is provided by Forum Fund Services Ltd., our corporate Secretary, in exchange for an annual fee of $4,000. Forum Fund Services Ltd. can terminate this arrangement for any reason. We believe that our existing arrangement is adequate to meet our current needs.

ITEM 3. Legal Proceedings.

      Other than as described below, there are no pending legal proceedings to which we, our directors or officers are a party. Except as described in this Item 3, no legal proceedings are known to us to be contemplated, or threatened by or against us, by any party including any governmental authority.

      We have commenced litigation in Bermuda against Colloquium Ltd., Brian McMillan and Catherine Matherson (two former directors) in relation to the withdrawal of $50,691 from our bank account and for the return of the approximately $24,000 paid by us into Colloquium’s treasury as part of the May 26, 1999 agreement referred to in Item 1 above. We claimed that the withdrawal of funds was unauthorized and that the $24,000 payment made to Colloquium under the May 26, 1999 agreement was made in error after a material default under that agreement by Brian McMillan and Colloquium. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs. On June 29, 1999, we initiated an interdict proceeding in the Court of Session in Scotland seeking an injunction to prevent the disposal of assets and seeking the repayment of $50,691. We initiated the interdict proceeding in Scotland because the defendants and their assets are located in that country. Colloquium, Brian McMillan and Catherine Matherson have appealed the judgment in Bermuda, seeking to set aside the default judgment on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error. There can be no assurance as to the outcome of the appeal or that the judgment will be collectible, in whole or in part, from all or any of Colloquium, Brian McMillan and Catherine Matherson.

ITEM 4. Control of Registrant.

      (a) We are not controlled or owned by another corporation or foreign government.

      (b) The following table sets forth certain information regarding the ownership of our common stock as of August 31, 2001 by each shareholder known by us to be the beneficial owner of more than 10% of our common stock and all executive officers and directors as a group. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.

Name and
Address	No. of Shares Owned		Percentage of Class(1)

Eric Kohn	2,553,384		36.20%

Estate of Sir Ian MacGregor	804,564	(2)	11.41%

ValorInvest, SA	1,270,644		18.02%

Officers and Directors as a group	2,673,384		37.90%

(1)	On April 14, 2000, our shareholders approved a 6-to-1 forward split of our common stock. As of August 31, 2001, there were 7,053,112 shares of our common stock issued and outstanding.

(2)	These shares are subject to a purchase agreement pursuant to which ValueInvest Ltd has agreed to purchase these shares.

(c)	No arrangements presently exist which would result in a change of control.

ITEM 5. Nature of Trading Market.

      Our common stock is listed on the OTC Bulletin Board under the symbol “OMILF”. As of August 31, 2001, the Company had 21 registered stockholders of record and 19 of whom are located in the United States. Our common stock was first quoted on the OTC Bulletin Board on August 6, 2001. The closing price of the common stock on the OTC Bulletin Board on August 6, 2001 was $0.47 per share. There has been on trading activity in our stock since August 6, 2001.

ITEM 6. Exchange Controls and Other Limitations Affecting Security Holders.

      We do not believe there are any decrees or regulations under the laws of Bermuda applicable to us that restrict the import or export of capital or affect the remittance of dividends or other payments to nonresident holders of our common stock.

      There are no restrictions under our Bye-Laws or Memorandum of Association or under Bermuda law as currently in effect that limit the right of nonresident owners to hold or vote our Common Stock or to receive dividends thereon. However, the permission of the Bermuda Monetary Authority is required before shares of our Common Stock can be transferred or issued to any other person. The Bermuda Monetary Authority has agreed to waive this requirement once our common stock becomes listed on a securities exchange, including the OTC Bulletin Board. Our common stock became listed on the OTC Bulletin Board on August 6, 2001.

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

ITEM 7. Taxation.

      At present, there is no Bermuda income on profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in Bermuda. There is currently no reciprocal tax treaty between Bermuda and the United States regarding withholding. See “Description of Business” on page 3.

ITEM 8. Selected Financial Data.

      The following table summarizes our selected consolidated financial data and operating information.

      The following selected consolidated financial data for the years ended February 28, 2001 and February 29, 2000 has been derived from our audited Consolidated Financial Statements included elsewhere in this Annual Report. The information should be read in conjunction with the Consolidated Financial Statements and Notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Annual Report.

      Our Consolidated Financial Statements have been prepared in accordance with accounting standards generally accepted in the United States.

	Year ended	Year ended
	February 28,	February 29,
	2001	2000

Revenues	$—	$—

Bad debt expense	—	$(50,691)

Selling, general and administrative expenses	$(339,712)	$(129,826)

Operating loss from continuing operations	$(339,712)	$(180,517)

Loss from discontinued operations	—	$(1,945)

Net loss	$(339,712)	$(182,462)

Net loss per share
Continuing operations	$(0.05)	$(0.03)

Discontinued operations	—	—

Total —Basic and diluted	$(0.05)	$(0.03)

BALANCE SHEET DATA:

Working capital	$(185,388)	$24,324

Net liabilities of discontinued segment	$—	$—

Total assets —continuing operations	$6,212	$110,530

Total liabilities —continuing operations	$191,600	$86,206

Total Shareholders’ Equity	$(185,388)	$24,324

ITEM 9. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

      The following discussion is based on our audited consolidated financial data for the years ended February 28, 2001 and February 29, 2000. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses. See “Description of Business” on page 3. We are not presently engaged in that or any other business, and our sole activity is seeking operating companies to acquire. We have not begun new operations since selling Colloquium because we have not acquired another operating entity.

PLAN OF OPERATION

      Our plan of operation for the next 12 months is to locate viable operating companies for acquisition. We will have to raise additional funds to continue as a going concern and to carry out our plan of operation. We anticipate that we can satisfy our cash requirements for the next year through cash reserves and by raising additional capital. We plan to raise such additional funds through a private placement of common stock, however, there is no assurance that such a private offering will be successful. If we are unable to raise additional capital through a private offering, we will likely seek financing from alternative sources, such as lending institutions. Financing from alternative sources may not be available on acceptable terms or at all. A lack of financing may require us to delay or abandon plans for acquisitions. We intend to satisfy legal and accounting costs associated with filing reports under the Securities Exchange Act of 1934 through our cash reserves and by raising additional funds as described above. We anticipate that we will research a number of potential target companies during the next 12 months to determine their suitability as investments. For a more detailed explanation of our plan of operation, see “Description of Business” on page 3. At present we have not identified a suitable acquisition target and there are no expected material purchases.

LIQUIDITY AND CAPITAL RESERVES

      Total net proceeds from the sale of equity securities in the period between our formation and February 28, 2001 amounted to approximately $360,100. We will require additional capital for future acquisitions and we plan to raise such capital through private offerings of securities. There can be no assurance that we will be able to raise such funds. Future private offerings may not be successful.

CASH FLOW

      Operating activities used cash of $27,300 in the year ended February 28, 2001, compared to $193,472 in the year ended February 29, 2000. Net Cash provided by financing activities was $0 in the year ended February 28, 2001 and $285,250 in the year ended February 29, 2000.

WORKING CAPITAL

      Our working capital, defined as the excess of our current assets over our current liabilities, was $(185,388) at February 28, 2001 compared to $24,324 at February 29, 2000.

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

      We Have a History of Losses and Cannot Be Certain to Achieve Positive Cash Flow. For the year ended February 29, 2000, we had a net loss of $182,462. For the year ended February 28, 2001, we had a net loss of $339,712. In addition, we had an accumulated deficit of $1,211,474 as of February 28, 2001. At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $500, excluding any litigation.

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

      We are Subject to Risks As We Make Acquisitions and Engage in Strategic Alliances. As part of our business strategy, we intend to acquire, make investments in, or enter into strategic alliances with as yet unidentified operating companies. Any such future acquisitions, investments or strategic alliances would involve risks, such as:

–	incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;

–	underestimating the difficulty of integrating the operations and personnel of newly acquired companies;

–	the potential disruption of any ongoing business, including possible diversions of resources and management time; and

–	the threat of impairing relationships with employees and customers as a result of changes in management or ownership.

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

      Rights of Shareholders Under Bermuda Law. We are incorporated under the laws of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management and directors and the rights of our shareholders, are governed by Bermuda law and our Memorandum of Association and By-laws. Such principles of law may differ from those that would apply if we were incorporated in a jurisdiction in the United States. In addition, there is uncertainty as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state or (ii) in original actions brought in Bermuda, liabilities against us or such persons predicated upon the securities laws of the United States or any state.

ITEM 10. Directors and Officers of Registrant.

      The following sets forth our directors, executive officers and key employees, positions and offices held by each such person, and the period each such person has held such position. Directors are elected at the company’s annual general meeting, and serve a term of one year or until their successors are appointed and duly elected to office. Executive officers are elected by our Board of Directors and serve a term of one year or until their successors are appointed. We held our 2000 annual general meeting on June 5, 2000. We have not set a date for our next annual meeting, however, we anticipate that it will be held on or before December 31, 2001.

Name	Position Held and Term

Eric F. Kohn	President and Treasurer since May 12, 2000; Chairman and Director since March 24, 1998.

Marlin J. Horst	Director since March 24, 1998.

Jeffrey Conyers	Director since May 20, 1999.

Michael R. Schroter	Director since May 20, 1999.

Forum Fund Services Ltd.	Secretary Since May 12, 2000.

      Ede Conyers, the wife of our director, Jeffrey Conyers, is the General Manager of our Corporate Secretary Forum Fund Services Ltd. There are no other family relationships among our directors and executive officers.

ITEM 11. Compensation of Directors and Officers.

      Our officers and directors did not receive compensation for services in any capacity during the fiscal year ended February 28, 2001. On June 5, 2000, our shareholders approved the following issuances of our common stock as compensation for services rendered as directors:

      (i) 60,000 shares to Michael Schroter;

      (ii) 60,000 shares to Jeffrey Conyers; and

      (iii) 90,000 shares to Eric Kohn.

      We did not set aside any amounts during the last fiscal year to provide pension, retirement or similar benefits for our directors and officers. On June 5, 2000, our shareholders approved our 2000 Outside Directors’ Stock Option Plan and set aside 100,000 shares of our common stock for issuance thereunder. Under the terms of the Outside Directors’ Plan, each non-employee director will automatically be eligible to receive an option to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance thereunder. The Stock Incentive Plan allows our Board of Directors to grant certain of our key employees options to purchase our common stock, and is intended to enhance our ability to attract and retain key personnel. As of the date of this Annual Report no options have been granted pursuant to the Outside Directors’ Plan or the Stock Incentive Plan.

ITEM 12. Options to Purchase Securities from Registrant or Subsidiaries.

      There are no outstanding options to purchase our common stock.

ITEM 13. Interest of Management in Certain Transactions.

      Milligan-Whyte & Smith is our Bermuda legal counsel. We utilize Milligan-Whyte & Smith’s services from time to time on an as needed basis. Milligan-Whyte & Smith charges us on an hourly basis and at market rate for work performed. Our former director, Lynda Milligan-Whyte, is a partner of Milligan-Whyte & Smith and, as such, had an indirect interest in any fees paid to that law firm during the fiscal year ended February 28, 2001. In addition, our director Marlin Horst is a former partner of Milligan-Whyte & Smith and, as such, had an indirect interest in any fees paid to that law firm during the fiscal year ended February 28, 2001. Legal fees for services provided by Milligan-Whyte & Smith in the year ended February 28, 2001 amounted to $17,253 and in the year ended February 29, 2000 amounted to $78,539. Fees in the amount of $26,317 remain outstanding as of February 28, 2001 and $26,988 as of February 29, 2000.

      On May 26, 1999, our Board of Directors voted unanimously to divest us of our wholly-owned subsidiary, Colloquium. This action was subsequently approved by our shareholders and we reached an agreement with Colloquium, Brian McMillan and Eric Kohn, whereby each of our shareholders was given the option to exchange all of his or her shares of our common stock for a pro rata portion of all of the outstanding common stock of Colloquium. See “Description of Business” on page 3. In addition, we contributed $24,000 to Colloquium’s treasury. The following shareholders exchanged our shares for shares of Colloquim: Robert Watson; Michael Coggins; Pymen Bell; Brian McMillan; David Cooke; and Rod Evans. Brian McMillan was a director of Colloquium at the time of the exchange. The six shareholders participating in the exchange tendered an aggregate of 479,988 shares of our common stock, which shares were returned to treasury.

      In 1998 and 1999, Mr. Kohn, our Chairman and Director, loaned us $16,014 and $25,695, respectively. We used the proceeds of the loans from Mr. Kohn to fund our business operations. The loans were non-interest bearing and payable on demand. Both loans have been repaid in full. In 2000 and 2001, Mr. Kohn loaned us an aggregate of $37,701 and Mr. Kohn is due this amount as of February 28, 2001. The loans are non-interest bearing and are payable when our resources permits.

      During the fiscal year ended February 29, 2000, we completed a private placement pursuant to which we raised $360,100. In exchange for its services as placement agent in the offering, Barons Financial Services (UK) Limited received a warrant to purchase 8% of the total number of shares sold in the offering (14,938 shares) at a purchase price of $0.01 per share. The warrants were exercised on November 3, 1999. Our President, Eric F. Kohn, is an executive officer of Barons. In addition, First Bermuda Securities Ltd., a financial services firm, received a placement fee of $17,500 in connection with the offering. Our directors, Jeffrey Conyers and Michael Schroter, are executive officers of First Bermuda Securities.

      We paid Barons Financial Services S.A. Limited $2,000 for performing accounting services during the fiscal year ended February 28, 2001 and $823 during the fiscal year ended February 29, 2000. We paid Barons Financial Services (UK) Limited $1,000 for communication services during fiscal year ended February 28, 2001 and $2,000 during the fiscal year ended February 29, 2000. Both companies are affiliated with Eric Kohn.

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

PART II

ITEM 14. Description of Securities to be Registered.

Not Applicable.

PART III

ITEM 15. Defaults Upon Senior Securities.

None.

ITEM 16. Changes in Securities, Changes in Security for Registered Securities
and Use of Proceeds.

None.

PART IV

ITEM 17. Financial Statements.

We have elected to furnish the financial statements specified by Item 18.

ITEM 18. Financial Statements.

Reference is made to pages F-1 to F-11.

ITEM 19. Financial statements and Exhibits.

(a)	Financial Statements Reference is made to Item 18.

(b)	Exhibits

Exhibit Number	Description

99.1	Memorandum of Association of Omninet, as amended by that certain Certificate of Deposit of Memorandum of Increase of Share Capital dated June 30, 1998 (filed as Exhibit 1.1 to Omninet’s Form 20FR12G filed as of March 14, 2000, No. No. 001-15559, and incorporated herein by reference).

99.2	Bye-laws of Omninet (filed as Exhibit 1.2 to Omninet’s Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).

99.3	Agreement between Omninet and Nicholas Boakes and Others dated June 23, 1998, regarding Omninet’s purchase of Coloquium (filed as Exhibit 3.1 to Omninet’s Form 20FR12G filed as of December 16, 1999, No. 001-15559, and incorporated herein by reference).

99.4	Agreement and Plan of Merger-Reorganization dated September 8, 1998, between Omninet and E&M Management, Inc. (filed as Exhibit 3.2 to Omninet’s Form 20FR12G filed as of December 16, 1999, No. 001-15559, and incorporated herein by reference).

99.5	Agreement dated May 26, 1999, between Omninet and Colloquim Ltd., regarding the sale of Colloquium (filed as Exhibit 3.3 to Omninet’s from 20FR12G filed as of December 16, 1999, No. 001-15559, and incorporated herein by reference).

99.6	Mutual Termination Agreement and Release dated October 27, 1999, between Omninet and E&M Management, Inc. (filed as Exhibit 3.4 to Omninet’s Form 20FR12G filed as of December 16, 1999, No. 001-15559, and incorporated herein by reference).

99.7	Omninet Notice of Special General Meeting dated March 31, 2000 (filed as Exhibit 99.1 to Omninet’s Form 6-K filed as of May 17, 2000, and incorporated herein by reference).

99.8	Omninet’s Amended Notice of Special General Meeting dated June 5, 2000 (filed as Exhibit 99.2 to Omninet’s Form 6-K filed as of August 11, 2000, and incorporated herein by reference.

99.9	Consent of Moore Stephens.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

OMNINET INTERNATIONAL LTD.

By:	/s/ Eric F. Kohn

Name: Eric F. Kohn Title: President, Treasurer, Chairman and Director

Dated: September 14, 2001

OMNINET INTERNATIONAL LIMITED
(A development stage company)

REPORT AND
FINANCIAL STATEMENTS

FEBRUARY 29,2000 AND FEBRUARY 28,2001

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Omninet International Limited

We have audited the accompanying balance sheets of Omninet International Limited (a development stage company) as of February 28, 2001 and February 29, 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omninet International Limited as of February 28, 2001 and February 29, 2000 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 10 to the financial statements, the Company has incurred accumulated losses of $1.211 million and at February 28, 2001, total liabilities exceeded total assets by $185,388. Management plans in this regard are also disclosed in note 10. There is substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of recorded assets, or the amounts of liabilities, that might be necessary in the event the Company cannot continue in existence.

Moore Stephens
Chartered Accountants
St. Paul’s House
London EC4P 4BN                                                                                                                                      August 31, 2001

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED FEBRUARY 28, 2001 AND FEBRUARY 29, 2000

	Cumulative
	during the	Year ended	Year ended
	Development	February 28	February 29,

	Stage	2001	2000

Revenues	$—	$—	$—

General and administrative expenses	(582,355)	(339,712)	(129,826)

Bad debt expense	(50,691)	—	(50,691)

Losses from continuing operations	(633,046)	(339,712)	(180,517)

Loss from discontinued Operations (no applicable income taxes)	(561,689)	—	(1,945)

Net loss	$(1,194,735)	$(339,712)	$(182,462)

Earnings per share -

Basic and Diluted		$(0.05)	$(0.03)

Continuing operations		(0.05)	(0.03)

The accompanying notes are an integral part of these
consolidated financial statements

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY(A development stage company)
BALANCE SHEETS
AS OF FEBRUARY 28, 2001 AND FEBRUARY 29, 2000

	2001	2000

	(RESTATED)
Assets

Current assets:

Cash and cash equivalents	$4,242	$31,542

Accounts receivable, net	1,970	3,988

Deferred costs	—	75,000

	$6,212	$110,530

Liabilities and Stockholders’ Equity

Current liabilities:

Accounts payable	$153,899	$86,206

Advances from related parties	37,701	—

Total current liabilities	191,600	86,206

Net liabilities	191,600	86,206

Commitments and Contingencies	—	—

Stockholders’ Equity:

Common stock, $.000167 par value,150,000,000 shares and $.001 par value, 25,000,000 shares authorised as of February 28, 2001 and February 29, 2000 respectively;

7,053,112 and 1,123,852 shares issued, to be issued and outstanding as of February 28, 2001 and February 29, 2000 respectively	1,176	1,124

Additional paid-in capital	1,024,910	894,962

Accumulated deficit during the development stage	(1,211,474)	(871,762)

	(185,388)	24,324

	$6,212	$110,530

The accompanying notes are an integral part of these
consolidated financial statements

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED FEBRUARY 28, 2001 AND FEBRUARY 29, 2000

	Cumulative
	during the
	Development
	Stage	2001	2000

	$	$	$

Cash flows from operating activities:

Loss from continuing operations	(633,046)	(339,712)	(180,517)

Non cash items:

Stock warrants	10,000	—	10,000

Issue of shares as compensation to directors	105,000	105,000	—

Issue of shares in lieu of cash payment	25,000	25,000	—

Changes in operating assets and liabilities:

Accounts receivable	73,030	77,018	123

Accounts payable	153,899	67,693	(12,418)

Advances from related parties	37,701	37,701	(10,660)

Net cash used in operating activities	(228,416)	(27,300)	(193,472)

Cash flows from financing activities:

Proceeds from issuance of common stock, net	372,750	—	360,250

Listing costs	(75,000)	—	(75,000)

Net cash provided by financing activities	297,750	—	285,250

Net cash (outflow)/inflow from continuing segment	69,334	(27,300)	91,778

Cash paid on disposal of subsidiary	(24,115)	—	(24,115)

Net cash (outflow)/inflow from discontinued segment	(40,977)	—	(41,161)

Net (decrease)/increase in cash and cash equivalents	4,242	(27,300)	26,502

Cash and cash equivalents, beginning of period	—	31,542	5,040

Cash and cash equivalents, end of period	4,242	4,242	31,542

Continuing operations		4,242	31,542

The accompanying notes are an integral part of these
consolidated financial statements

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
			Additional		Other		Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Comprehensive	Stockholders'
	Shares	Amount	Capital	Deficit	Income	Income	Equity

		$	$	$	$	$	$
Balance, February 28, 1999	1,003,002	1,003	310,270	(686,895)	(1,988)	(666,675)	(377,610)

Issuance of additional common Stock (May 10, 1999)	105,912	106	359,995	—	—	—	360,101

Cancellation of 479,988 shares	(479,988)	(480)	—	—	—	—	(480)

Re-distribution of 479,988 shares (see note below)	479,988	480	(480)	—	—	—	—

Stock warrants exercised (November 3, 1999)	14,938	15	10,134	—	—	—	10,149

Net loss	—	—	—	(182,462)	—	(182,462)	(182,462)

Preferred stock dividends	—	—	—	(1,657)	—	—	(1,657)

Accreted mandatory redemption premium of preferred stock	—	—	—	(748)	—	—	(748)

Translation adjustment	—	—	—	—	1,988	1,988	1,988

Gain on disposition of subsidiary	—	—	215,043	—	—	—	215,043

(no applicable income taxes)

Comprehensive income				(180,474)

Balance, February 29, 2000	1,123,852	1,124	894,962	(871,762)	—	(847,149)	24,324

Subdivision of shares (6:1)	6,743,112	—	—	—	—	—	—

Issuance of additional common stock (May 12, 2000)	210,000	35	104,965	—	—	—	105,000

Issuance of additional common stock (November 10, 2000)	100,000	17	24,983	—	—	—	25,000

Net loss	—	—	—	(339,712)	—	(339,712)	(339,712)

Comprehensive income						(339,712)

Balance, February 28, 2001	7,053,112	1,176	1,024,910	(1,211,474)	—	(1,186,861)	(185,388)

Note:	As explained in note 3, 479,988 shares were cancelled when the company disposed of its subsidiary. The shares were subsequently re-distributed to the other shareholders. The statements of stockholders equity in the prior year did not reflect the redistribution of shares. The statements have been adjusted to reflect the redistribution.

The accompanying notes are an integral part of these
consolidated financial statements

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

1. Organisation and description of the company

The Company

Omninet International Limited (the “Company”) was incorporated in Bermuda on March 24, 1998. After the initial issuance of stock, the Company acquired all of the issued and outstanding shares of Colloquium Limited, an internet service provider incorporated in 1995 under the laws of Scotland. The shareholders of Colloquium Limited contributed all of the outstanding shares of Colloquium Limited in consideration for 954,964 common shares of the Company. As at the date of the acquisition, the stockholders’ deficit in Colloquium amounted to $78,405. For accounting purposes, the transaction was accounted for as a reverse acquisition, thus the historical financial statements of Colloquium, the accounting acquirer, are reflected.

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

Management’s Estimates

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

Development Stage

The company has been in the development stage since its formation on March 24,1998. The Company has no continuing trading activity and is seeking acquisition and merger opportunities. Therefore the company is considered a development stage company in accordance with Statement of Financial Accounting Standard (SFAS) No.7.

OMNINET INTERNATIONAL LIMITED (A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

Foreign Currency Translation

The Company’s functional currency is United States Dollars. Transactions during the year are translated into United States Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are re-converted using rates of exchange prevailing at the balance sheet date.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Issuance of Stock for Services

Shares of the Company’s common stock issued for services are recorded in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” at the fair market value of the stock issued or the fair market value of the services provided, whichever value is more clearly evident.

Deferred Costs

Stock issuance and listing costs are deferred in circumstances where the company anticipates raising equity finance within the foreseeable future.

3. Disposition of Subsidiary

On May 26, 1999 the Company agreed to transfer the issued shares of Colloquium Limited to Brian Macmillan, Catherine Matheson and others in exchange for their 479,988 shares in Omninet International Limited and a cash payment by the Company of $24,000. The shares were subsequently re-distributed to the other shareholders pro-rata according to their holdings. The assets and liabilities of Colloquium Limited at the date of disposition were:

OMNINET INTERNATIONAL LIMITED (A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

	£	$
Assets

Current assets:

Cash and cash equivalents	72	115

Trade accounts receivable, net	31,679	50,781

Prepaids and other receivables	7,028	11,266

Inventories	6,501	10,421

Total current assets	45,280	72,583

Property and equipment, net	67,934	108,898

	£ 113,214	$181,481

Liabilities

Current liabilities:

Accounts payable	65,206	104,525

Bank overdraft	22,085	35,402

Current portion of notes payable	1,695	2,717

Accrued and other liabilities	102,160	163,762

Advances from related parties	—	—

Total current liabilities	191,146	306,406

Notes payable, net of current portion	4,879	7,821

	196,025	314,227

Redeemable preferred stock, 50,000

Shares issued and outstanding	66,311	106,297

Equity stockholders’ deficit	£(149,122)	$(239,043)

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 29, 2001 AND FEBRUARY 28, 2000

3. Disposition of Subsidiary (Continued)

The gain on disposition of the subsidiary was:

Equity Stockholders’ deficit	239,043

Less: Cash payment	24,000

$215,043

The impact on cash flows was:

Cash and cash equivalents on disposal	115

Add: Cash payment	24,000

Net cash outflow	$24,115

4. Earnings per share

	Year ended	Year ended
	February 28,	February 29,
	2001	2000

Net loss	$(339,712)	$(182,462)

Preferred stock dividends	—	(1,657)

Accreted mandatory redemption premium of preferred stock	—	(748)

Net income available to common stockholders	$(339,712)	$(184,867)

Average common shares issued and outstanding	6,942,098	6,565,122

Earnings per share – basic and diluted	$(0.05)	$(0.03)

The average number of common shares outstanding in the previous year has been adjusted to reflect the stock split (6:1) on May 12, 2000.

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

5. Related Parties Transactions

Selling, general and administrative services costs in the year ended February 28, 2001 includes $2,000 (2000 —$823) paid to Barons Financial Services S.A. in respect of accounting services (2000 expense reimbursement) and $1,000 (2000 —$2,000) in respect of communication expenses (2000 accounting services) paid to Barons Financial Services (UK) Limited. Both companies are connected with Mr. Eric Kohn, a director.

In exchange for its services as placement agent in the private placement, Barons Financial Services (UK) Limited received a warrant to purchase 8% of the total number of shares sold in the offering (14,938 shares) at a purchase price of $0.01 per share.

Mr Eric Kohn a director and shareholder is due an amount of $37,701 as at the year end date. This amount is payable when the resources of the company permits.

Legal fees in respect of services provided by Milligan-Whyte & Smith in the year ended February 28,2001 amount to $17,253 (2000 —$78,539). There are fees of $26,317 outstanding as at February 28, 2001 and $26,988 as at February 29, 2000. Lynda Milligan-Whyte, a former director of Omninet International Limited, is a partner of Milligan-Whyte & Smith.

Selling, general and administrative services costs in the year ended February 28, 2001 includes nil (2000 —$17,500) paid to First Bermuda Securities Ltd., in respect of placement fees. Two of the directors, Jeffrey Conyers and Michael Schroter are connected with this company.

6. Stock Warrants

Barons Financial Services (UK) Limited was granted stock warrants for the issue of 14,938 common shares at $0.01 per share. The warrants were exercised on November 3, 1999. The company has booked a compensation expense of $10,000 in the year ended February 29, 2000.

7. Taxation

Under Bermuda law the company is not required to pay any taxes in Bermuda on either income or capital gains. The company has received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed the company will be exempted from taxation until the year 2016.

8. Commitments and Contingencies

The Company has commenced litigation against Colloquium Limited, Brian Macmillan and Catherine Matheson (two former directors) in relation to the withdrawal of $50,691 from the Company’s bank account. Management booked an expense of $50,691 in the year ended February 29,2000.

A Default Judgement has been obtained in Bermuda against Colloquium Limited, Brian Macmillan and Catherine Matheson for the $50,691 and the $24,000 paid to Colloquium Limited as part of the divestiture settlement, plus interest and legal costs. Litigation is continuing in Scotland. Should the company lose the litigation it is likely that they will be found liable for the defendants’ expenses. It is not possible to quantify the defendants’ expenses.

OMNINET INTERNATIONAL LIMITED AND SUBSIDIARY (A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 29, 2001 AND FEBRUARY 28, 2000

9. Common Stock

(i)	A resolution was passed dated April 10, 2000 to sub-divide the authorised share capital of 25,000,000 shares, par value of $0.001 into 150,000,000 shares, par value of $0.000167 each, on a 6:1 ratio.

(ii)	At a special general meeting held on June 5, 2000 the shareholders approved the 2000 Outside Directors’ Stock Option Plan and reserved 100,000 shares of common stock for issuance thereunder, approved the 2000 Stock Incentive Plan and reserved 1,100,000 shares of common stock for issuance thereunder and approved compensation to certain directors for past services.

Outside Directors are eligible to receive options under the 2000 Outside Directors’ Stock Option Plan.

The 2000 Stock Incentive Plan permits a committee of the board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights.

No options have been issued or granted under either of the above plans.

210,000 shares have been granted to three directors as compensation for services provided during the year ended February 29,2001.

(iii)	100,000 shares have been issued during the year to a company in consideration for the provision of consulting and financial services.

10. Liquidity

For the year ended February 28, 2001, the Company incurred a net loss of $1.211 million and used cash in operating activities of $27,300. Partially because of these losses, the Company finds itself in a unfavourable financial position. At December 31, 2000, the Company had negative working capital of $185,388.

The Company is dependent upon additional financing to continue as a going concern. Management plans to raise such funds through a private placement of common stock or by borrowing from a lending institution. There can be no assurance that the company will be able to raise such funds.

The Company’s consolidated financial statements have been presented on the basis that it is a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities or any other adjustments that might result should the Company be unable to continue as a going concern.