Form 20-F
period 2003-02-28
OMNINET INTERNATIONAL LTD
filed 2003-10-02
CIK 1083725

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

         For the fiscal year ended FEBRUARY 28, 2003

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

                                22 Church Street,
                         3rd Floor - Washington Mall I,
                             Hamilton HM11, Bermuda
                    (Address of principal executive offices)
                               -------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act. None.

Securities registered or to be registered pursuant to Section 12(g) of the Act

    Title of each class                Name of each exchange on which registered
    -------------------                -----------------------------------------
    Common Stock,                      OTC Bulletin Board
    U.S. $0.000167 Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.    None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            8,014,403 shares of common stock as of February 28, 2003.

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

                                  INTRODUCTION

         The following paragraphs contain certain forward looking statements, which are within the meaning of and made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward looking statements include, without limitation, those regarding the prospects for and factors affecting future revenues and profitability, likelihood of additional financing, marketing, and cash requirements for future operations. Readers are cautioned that forward looking statements involve risks, uncertainties, and factors that may affect the Company's business and prospects, including without limitation those described below as well as the risks associated with the nature of competition; technological developments; and effective marketing; all as discussed in the Company's filings with the U.S. Securities and Exchange Commission.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA.

         The following table summarizes our selected consolidated financial data and operating information for the previous three years. Our financial statements are stated in United States dollars.

         The following selected consolidated financial data for the years ended February 28, 2003, February 28, 2002, and February 28, 2001 has been derived from our audited Consolidated Financial Statements included elsewhere in this Annual Report. The information should be read in conjunction with the Consolidated Financial Statements and Notes and management's discussion of operations appearing elsewhere in this Annual Report.

         Our Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles.

                                                          YEAR ENDED               YEAR ENDED               YEAR ENDED
                                                        FEBRUARY 28,             FEBRUARY 28,             FEBRUARY 28,
                                                                2003                     2002                     2001
                                                                ----                     ----                     ----
Revenues                                                   $      --                $      --                $      --
Bad debt expense                                                  --                       --                       --
Selling, general and administrative expenses               $ (97,006)               $(138,255)               $(339,712)

Operating loss from continuing operations                  $ (97,006)               $(138,255)               $(339,712)
Loss from discontinued operations                                 --                       --                       --
                                                           ---------                ---------                ---------
Net loss                                                   $ (97,006)               $(138,255)               $(339,712)
                                                           =========                =========                =========
Net loss per share
     Continuing operations                                 $   (0.01)               $   (0.02)               $   (0.05)
     Discontinued operations                                      --                       --                       --

     Total - Basic and diluted                             $   (0.01)               $   (0.02)               $   (0.05)
                                                           =========                =========                =========

BALANCE SHEET DATA:
Working capital                                            $(289,955)               $(206,449)               $(185,388)
Total assets - continuing operations                       $   7,019                $   1,146                $   6,212
Total liabilities - continuing operations                  $ 296,974                $ 207,595                $ 191,600
Total Shareholders' Equity                                 $(289,955)               $(206,449)               $(185,388)


       B.   CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

       C.   REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

       D.   RISK FACTORS.

THE COMPANY HAS IDENTIFIED THE FOLOWING RISK FACTORS AS SIGNIFICANT. THE ORDER IN WHICH THEY APPEAR IS NOT INTENDED TO REFLECT OUR MANAGEMENT'S PRIORITIZING OF SUCH RISKS.

         FORWARD LOOKING STATEMENTS. This Annual Report on Form 20-F may contain forward-looking statements. Additional written and oral forward-looking statements may be made by us from time to time in SEC filings and otherwise. Results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to the following factors, among other risks and factors identified from time to time in our filings with the SEC.

         WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW. For the year ended February 28, 2003, we had a net loss of $97,006. For the year ended February 28, 2002, we had a net loss of $138,255. And for the year ended February 28, 2001, we had a net loss of $339,712. In addition, we had an accumulated deficit of $1,446,735 through February 28, 2003. At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $2000, including administration, listing and audit costs but excluding any litigation.

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

         OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO ASSESS PAST PERFORMANCE AND FUTURE PROSPECTS. There is only limited historical operating and financial information on which to base an evaluation of our performance and prospects. We have acquired and disposed of one company since our inception in March 1998. Any company which we may acquire in the future may be in a completely different business than the company that we previously owned. This limits the comparability of our operating and financial information from period to period.

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

         - underestimating the difficulty of integrating the operations and personnel of newly acquired companies with other companies we may acquire;

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

ITEM 4.  INFORMATION ON THE COMPANY.

         A. HISTORY AND DEVELOPMENT OF THE COMPANY.

         We were originally organized under the laws of Bermuda on March 24, 1998 under the legal name, "Omninet International Ltd." The term of the Company is perpetual. We amended our memorandum of association on June 30, 1998 in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. On April 10, 2000, we further amended our memorandum of association to increase the amount of our authorized common stock to 150,000,000 shares, par value $.000167.

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

         A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year. Annual fees are calculated based upon the exempted company's assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year. Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 -
$1,200,000 must pay fees of $1,780 , $3,635 and $5,610, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 2001, we had assessable capital of $25,000 (150,000,000 authorized shares of common stock with par value of $.000167). Accordingly, our annual fee for the Year 2002 was $3,635. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company's charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

         In addition, a Bermuda exempted company may apply under the Exempted undertakings Tax Protection Act, 1966 for an assurance from the Bermuda government that any tax imposing legislation will not be applied to the company until after March 2016. We were granted such tax assurance on March 30, 1998.

         Except as described above, we are subject to the laws and regulations applicable to Bermuda-based corporations. Although Bermuda law at present is structured to encourage foreign investment, there can be no assurance that future laws and regulations will not have a negative impact on our operations. See also "Risks Inherent in International Operations" in Item 3.D. above. At present, we are not aware of any special country risks, such as existing or probable government regulations, that could materially affect our operations.

         B.  BUSINESS OVERVIEW.

         We are a development stage company. We are not presently engaged in any business. Our only plan of operation is seeking a viable business or businesses to acquire. At present, we have not identified another business suitable for acquisition. Over the next 12 months, we intend to continue our search to acquire an operating entity.

         In general, we intend to identify potential acquisitions through research and referrals. Once identified, we will screen the target to determine whether or not it might be suitable for acquisition. The initial screening will consist of an evaluation of the candidate's potential, which may include factors such as estimated future growth of the candidate's industry. If a company is identified as a potential target, we will conduct a detailed analysis of the cost of acquisition, the target's fair market value, the prospective rate of return on an investment in the target and the likelihood of achieving such return. The detailed analysis may vary for each target and include criteria such as an evaluation of the target against comparable companies in the same industry, scrutiny of the target's financial condition and future earnings potential and discounted cash flow analysis. Target evaluations are conducted without the use of outside experts or analysts. We are particularly interested in identifying and acquiring an Internet-related business due to the recent growth in that industry, however, a more detailed plan of operations is not available because we are not engaged in any particular business and because we have not identified a suitable acquisition target. If we decide that a company is a suitable acquisition candidate, we anticipate that we will enter into an agreement to acquire such target, subject to obtaining any financing and approvals necessary to carryout the transaction.

         We will need additional financing or future profitability to continue as a going concern. We will also need additional capital in order to acquire an operating company. We plan to raise such funds through a private placement of common stock or by borrowing from a lending institution. There can be no assurance that we will be able to raise such funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 8.

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

                  - Colloquium generated net operating losses from the date of its acquisition until May 26, 1999. As Colloquium's losses increased, it became clear that additional financing would be required in order to fund its operations, and we were not certain when, if ever, Colloquium would achieve profitability. These factors, among others, led to disagreement between our management and that of Colloquium. In order to avoid continuing liabilities our Board of Directors determined to sell Colloquium even if that involved realizing a one-time loss. On May 26, 1999, we contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 of our shares held by them. We incurred a loss upon the sale of Colloquium because Colloquium's poor operating performance negatively impacted the subsidiary's value.

                  - On September 8, 1998, we entered into a Plan and Agreement of Merger - Reorganization with E&M Management, Inc. whereby, subject to numerous terms and conditions, E&M was to be merged with and into us and we would be the surviving corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations; however, trades in E&M's common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and, on November 2, 1999, the companies terminated the merger agreement by executing a Mutual Termination Agreement and Release. We do not believe that we incurred any liabilities as a result of termination of the merger agreement.

                   - During the fiscal year ended February 28, 2002, we entered into negotiations for the acquisition of an Australian software company. Because basic terms could not be agreed upon with that company's management, we terminated our negotiations for such transaction before any letter of intent or other agreements were prepared or executed.

         During the fiscal year ended February 28, 2003, we explored the acquisition of several companies, however, no formal negotiations or agreements were entered into.

     C.  ORGANIZATIONAL STRUCTURE.

         We are not a member of any group of companies. As of February 28, 2003, no single shareholder was a majority owner. Following the issuance of additional shares on September 30, 2003 as disclosed in Items 6.E. and 7.B below, 65.59% of our issued and outstanding stock will be owned by our director and president, Eric F. Kohn. We do not presently have any subsidiaries, although if we are successful in implementing our plan of operation and identifying a company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

     D.  PROPERTY, PLANT, AND EQUIPMENT.

         We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $3,740 and accounts receivable of $3,279 as of February 28, 2003. We have no office facilities or real property holdings. Our registered office is located at 22 Church Street, Third Floor-Washington Mall I, Hamilton HM11, Bermuda. Our registered office address is provided by Forum Fund Services Ltd., our corporate Secretary, in exchange for an annual fee of $4,000. Forum Fund Services Ltd. can terminate this arrangement for any reason. We believe that our existing arrangement is adequate to meet our current needs.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         A.  OPERATING RESULTS

         The following discussion is based on our audited consolidated financial data for the years ended February 28, 2003, February 28, 2002, and February 28, 2001. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses. We are not presently engaged in that or any other business, and our sole activity is seeking operating companies to acquire. We have not begun new operations since selling Colloquium because we have not acquired another operating entity.

         The Company's expenses are primarily administrative in nature and include professional fees, management fees, legal fees, and transfer agent fees. Our general and administrative expenses decreased from $138,255 in 2002 to $97,006 in 2003 primarily due to our cessation of litigation against Colloquium and its former directors. Similarly, our net loss for 2003 was $97,006 compared to a net loss in 2002 of $138,255.

         Operating activities absorbed cash of $752 in the year ended February 28, 2003, compared to $107,456 used in the year ended February 28, 2002. Net Cash provided by financing activities was $3,346 in the year ended February 28, 2003, $104,360 in the year ended February 28, 2002, and $37,701 in the year ended February 28, 2001.

         Our working capital, defined as the excess of our current assets over our current liabilities, was ($289,955) at February 28, 2003, compared with ($206,449) at February 28, 2002 and $(185,388) at February 28, 2001.

         B. LIQUIDITY AND CAPITAL RESERVES

         As of February 28, 2003, our total cash and cash equivalents was $3,740 and our total current assets were $7,019 and our current liabilities were $296,974. At the prior year end of February 28, 2002, total cash and cash equivalents was $1,146 and our current liabilities were $207,595. Total net proceeds from the sale of equity securities in the period between our formation and February 28, 2003 has amounted to approximately $633,444.

         During fiscal year 2003, the Company derived most of its operating capital from increasing indebtedness. We have no planned capital expenditure at this time, however, the implementation of our business plan will require additional capital.

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

         C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

         D. TREND INFORMATION

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A. DIRECTORS AND SENIOR MANAGEMENT

         The following sets forth the name of our directors, executive officers and key employees, the positions and offices held by each such person, and the period each such person has held such position.

Name                                 Position Held and Term
----                                 ----------------------

Eric F. Kohn, TD                     President and Treasurer since May 12, 2000;
                                     Chairman and Director since March 24, 1998.

Marlin J. Horst                      Director since March 24, 1998.

Jeffrey G. Conyers                   Director since May 20, 1999.

Michael R. Schroter                  Director since May 20, 1999.

Forum Fund Services Ltd.             Secretary Since May 12, 2000.

         The following is a description of the business experience and other positions held by each of our directors and key employees.

Eric F. Kohn, TD - Mr. Kohn was born in 1945 and is a UK citizen. He obtained a BSc in Natural Sciences from the University of Glasgow. He is a Fellow of the British Institute of Management, the Chartered Institute of Marketing and the Institute of Directors. He is the Managing Partner of Barons Financial Services, an Investment Banking Advisory Firm based in Geneva and London which he founded in 1987. He has had thirty years of experience in industrial marketing, manufacturing and management in Europe and the US. He worked for Sulzer AG in its medium-term planning department and subsequently became European Sales Executive for a division of J Lucas (Germany) GmbH before founding his own group of companies in 1972 in West Germany. In 1983 he sold his group of companies to a US public company and remained Chairman until 1995. He then joined Bankers Trust where he was responsible for Corporate Finance in Switzerland, Germany and Italy. From November 1987 until November 1990, he served on the Board of Holmes Protection Group, a Delaware corporation listed on the London Stock Exchange. In September 1991, Mr. Kohn was elected Chief Executive Officer and Vice Chairman of Holmes Protection Group, Inc., based in New York. He resigned as Chief Executive Officer of Holmes Protection in May 1993 and remained a Director until July 1994. In March 2000 he was elected Chairman and Chief Executive Officer of OmniLabs Group Ltd., a leading private pathology company headquartered in London, with operations in Stevenage, London, Dublin and Kuwait, which he helped restructure and recapitalize. He relinquished the Chief Executive Officer of OmniLabs Group in March 2001, and remained Chairman until December 2001, when OmniLabs Ltd was sold to Medical Imaging Australasia Ltd., an Australian publicly quoted company. Mr. Kohn served as a senior officer in the British Reserve Army and was awarded a Territorial Decoration with three bars. In July 2003 Mr. Kohn was appointed Deputy Chairman of the Supervisory Board of dba, a German airline.

Marlin J. Horst - Mr. Horst was born in 1961 and is a Canadian citizen. He received his B.A. and LL.B from the University of Western Ontario in London, Ontario, Canada and his LL.M from Cambridge University in Cambridge, England. He was called to the Bar for the Province of Ontario in 1989 and Bermuda in 1997. He has practiced law in Canada and Bermuda. He practices with the firm of Chaitons LLP in Toronto, Ontario where he specializes in corporate finance, commercial lending and restructuring. He sits on the board of Omninet International Ltd. as well as several privately held corporations.

Michael R. Schroter FCA - Mr. Schroter was born in 1941 and is a UK citizen. He is Executive Vice President and Secretary of First Bermuda Group Ltd. (formerly First Bermuda Securities Limited). He is a 1963 graduate of the University of Manchester, a Fellow of the Institute of Chartered Accountants in England and Wales and an Associate Member of the Institute of Management Consultants (U.K.). He began his professional career as a director of his family's international group of companies within the apparel industry. Mr. Schroter subsequently formed his own management consultancy firm, acting for numerous major organizations, including 3i (E.S.), a subsidiary of the U.K.'s largest merchant bank and the Arts Council of Great Britain. Mr. Schroter came to Bermuda in 1991 and serves as a Director of several companies The following of which are listed on the Bermuda Stock Exchange - Ashby Corporation Ltd., IRMA Envirotec Holdings Ltd., PVAXX Ltd., British Security Group Ltd., and Yachts of the Americas Ltd.

Jeffrey G. Conyers - Mr. Conyers is Chief Executive Officer of First Bermuda Group Ltd. He is also a Director of Offshore Investment Fund. He is a 1975 graduate of Trinity College, University of Toronto. He began his professional career as a stockbroker with McLeod, Young & Weir and MacDougall, MacDougall & MacTier in Toronto. Returning to Bermuda in 1985, Mr. Conyers joined the Bank of Bermuda as an Assistant Manager where his focus was investments and trusts. A founding Executive Council Member and now a Deputy Chairman of the Bermuda Stock Exchange, Mr. Conyers is also a Director of numerous other companies in Bermuda the following of which are listed on the Bermuda Stock Exchange - Bermuda Aviation Services Ltd., Macquarie Airports Holdings (Bermuda) Limited, Ashby Corporation Ltd., and IRMA Envirotec Holdings Ltd. Mr. Conyers holds licenses with the National Association of Securities Dealers, Inc. as General Securities Principal, Financial & Operations Principal, and Registered Options Principal.

Forum Fund Services Ltd. - Forum Fund is a Bermuda corporation providing professional services to other Bermuda corporations. Forum Fund Ltd. has served as our corporate secretary since May 12, 2000. Mr. Conyers' wife, Ede Conyers, is the general manager of that company.

         B. COMPENSATION

         During the year ended February 28, 2003, no cash compensation was paid directly or distributed to our officers or directors in their capacity as officers or directors. The Company paid $2,446 to Barons Financial Services, a company controlled by our director and officer Eric F. Kohn TD, to reimburse Barons Financial for accounting services and out of pocket expenses provided to the Company.

         On March 26, 2002 our shareholders approved the following issuances of our common stock as compensation in lieu of certain amounts owed to our directors:

         (i)       20,000 shares to Michael R. Schroter;
         (ii)      20,000 shares to Jeffrey G. Conyers
         (iii)     20,000 shares to Marlin J. Horst; and
         (iv)      30,000 shares to Eric F. Kohn, TD.

         The above shares were calculated at an issuance price of $0.15 per share, and issued in lieu of compensation authorized during fiscal year 2003 in order to reimburse the directors for expenses as follows: $3,000 to Michael R. Schroter; $3,000 to Jeffrey G. Conyers; $3,000 to Marlin J. Horst; and $4,500 to Eric F. Kohn, TD.

         We did not set aside any amounts during the last fiscal year to provide pension, retirement or similar benefits for our directors and officers. On June 5, 2000, our shareholders approved our 2000 Outside Directors' Stock Option Plan and set aside 100,000 shares of our common stock for issuance thereunder. Under the terms of the Outside Directors' Plan, each non-employee director will automatically be eligible to receive an option to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance thereunder. The Stock Incentive Plan allows our Board of Directors to grant certain of our key employees options to purchase our common stock, and is intended to enhance our ability to attract and retain key personnel. As of the date of this Annual Report, no options have been granted pursuant to the Outside Directors' Plan or the Stock Incentive Plan.

         C. BOARD PRACTICES

         The Company's directors are elected by the shareholders at our annual general meeting, and serve a term of one year or until their successors are appointed and duly elected to office. Executive officers are appointed by our Board of Directors and serve a term of one year or until their successors are appointed.

         We held our 2002 annual general meeting on November 6, 2002 in Hamilton, Bermuda. Our next annual general meeting has been scheduled for October 24, 2003.

         The Company does not presently have a compensation committee and has not yet appointed an audit committee. The Company's entire board of directors is performing the functions of an audit committee. There are no director services contracts that provide for benefits upon termination of service.

         D. EMPLOYEES

         We have no full time or part time employee, except for senior management and the Board of Directors.

         E. SHARE OWNERSHIP

         The following table sets forth certain information regarding the ownership of our common stock by senior management and directors of the Company as of September 30, 2003. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.


                                   No. of
            Name and               Shares           Percentage of
            Address                Owned                Class (1)
            -------                -----                -----

     Eric F. Kohn, TD          8,464,158 (2)(3)        65.59%

     Michael R. Schroter         100,000                0.08%

     Jeffrey G. Conyers          100,000                0.08%

     Marlin J. Horst              40,000                0.03%

     ---------------------
(1) On April 14, 2000, our shareholders approved a 6-to-1 forward split of our common stock. As of September 30, 2003, there were 12,904,258 shares of our common stock issued and outstanding.

(2) This number includes 89,628 shares that are held for Mr. Kohn by Dassu Investments Ltd., in trust, for the benefit of his wife. Mr. Kohn states that he does not possess beneficial ownership of such shares.

(3) As further described in Item 7.B. below, Mr. Kohn was issued 4,889,855 shares in exchange for his forgiveness of indebtness owed to him by the Company totaling $244,492.75.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTIES

         A.  MAJOR SHAREHOLDERS

         To the best of our management's knowledge, the following individuals are the only owners of more than 5% of the Company's issued and outstanding common stock as at September 30, 2003.

                                   No. of
            Name and               Shares           Percentage of
            Address                Owned                Class (1)
            -------                -----                -----

     Eric F. Kohn, TD          8,464,158(1)(2)         65.59%

     ValorInvest, SA           1,270,644                9.85%

     Valuevest Ltd.              804,564                6.23%

(1) This number includes 89,628 shares that are held for Mr. Kohn by Dassu Investments Ltd., in trust, for the benefit of his wife. Mr. Kohn states that he does not possess beneficial ownership of such shares.

(2) As further described in Item 7.B. below, Mr. Kohn was issued 4,889,855 shares in exchange for his forgiveness of indebtness owed to him by the Company totaling $244,492.75.

         None of the above shareholders have different voting rights from other shareholders of the Company. All of our common shares have equal voting rights.

         B.  RELATED PARTY TRANSACTIONS

         During the year ended February 28, 2003, we paid $2,446 for services rendered by Barons Financial Services, a company controlled by our officer and director, Eric F. Kohn, TD. As of February 28, 2003 , another $7,928 was owed by the Company to Barons Financial Services.

         During the years ended February 28, 2003 and 2002, Mr. Kohn advanced the Company $3,346 and $104,306, respectively. Amounts due to Mr. Kohn totaled $28,213 and $39,117 as of February 28, 2003 and 2002, respectively. On September 30, 2003, Mr. Kohn was issued 4,889,855 shares in exchange for his forgiveness of certain indebtness owed to him by the Company totaling $244,492.75

         Legal fees in respect of services provided by Milligan-Whyte & Smith in the years ended February 28, 2003, 2002 and 2001 amounted to $3,117, $39,091, and $17,253, respectively. As of February 28, 2003 and 2002 fees payable to Milligan-Whyte & Smith totalled $22,500 and $19,384, respectively. Our former director, Lynda Milligan-Whyte, was a partner of Milligan-Whyte & Smith.

         First Bermuda Group Ltd. was paid $17,500 in the year ended February 28, 2000 in consideration of services rendered in our private placement of securities. Two of our directors, Jeffrey G. Conyers and Michael R. Schroter are officers and shareholders of First Bermuda Group Ltd.

         In exchange for its services as placement agent for our private placements in 1999, Barons Financial Services received a warrant to purchase 8% of the total number of shares sold in the previous offering (14,938 shares) at a purchase price of $0.01 per share. These warrants were exercised in November 1999 and compensation expense was booked in the fiscal year ended February 29, 2000.

         C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

         A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         The Company's audited financial statements for the three fiscal years ended February 28, 2003, 2002, and 2001, together with the auditor's report, are included in this Annual Report under Item 18 and incorporated herein by reference. These financial statements were prepared in accordance with United Stated generally accepted accounting principles.

LEGAL PROCEEDINGS

         Except as described below, no legal proceedings are known to us to be contemplated, or threatened by or against us, by any party including any governmental authority.

         In 1999, we commenced litigation in Bermuda against Colloquium Ltd., Brian McMillan and Catherine Matherson (two former directors) in relation to the withdrawal of $50,691 from our bank account and seeking the return of the approximately $24,000 paid by us into Colloquium's treasury as part of the May 26, 1999 Agreement for the sale of Colloquium, a copy of which was filed as
Exhibit 3.3 to our Form 20-F filed on December 16, 1999. We claimed that the withdrawal of funds was unauthorized and that the $24,000 payment made to Colloquium under the May 26, 1999 agreement was made in error after a material default under that agreement by Brian McMillan and Colloquium. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs. On June 29, 1999, we initiated an interdict proceeding in the Court of Session in Scotland seeking an injunction to prevent the disposal of assets and seeking the repayment of $50,691. We initiated the interdict proceeding in Scotland because the defendants and their assets are located in that country. The litigation in Scotland has presently ceased, and no additional expenses for such matter are anticipated by Management.

         Colloquium, Brian McMillan and Catherine Matherson have appealed the judgment in Bermuda, seeking to set aside the default judgment on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error.

         In April 2002, the Bermuda court overturned our previous judgment against Colloquium, and held that Scotland was the appropriate jurisdiction for such litigation. Our management is currently determining whether to proceed with the action in Scotland. There can be no assurance as to whether amounts believed to be owed will be collected, in whole or in part, from all or any of Colloquium, Brian McMillan and Catherine Matherson.

DIVIDEND POLICY

         The Company has not paid dividends in any of the last three fiscal years and we have no plans to pay dividends in the foreseeable future.

         B.  SIGNIFICANT CHANGES

         As detailed in Item 8.A. above, in April 2002, the Bermuda Court vacated our Bermuda judgment entered against Colloquium, holding that Scotland was the appropriate jurisdiction for such action.

ITEM 9.  THE OFFER AND LISTING.

A.            OFFER AND LISTING DETAILS

              4. Disclosure regarding price history

               Three Most Recent Years - Annual Highs and Lows(1)

                                    Low                       High
                                    ---                       ----

                  2001              0.475                     0.475
                  2002              N/A                       N/A
                  2003              N/A                       N/A
                  -------------------------------------------------------
(1) Since the inception of the quoting of the Company's stock on the OTC Bulletin Board, the only trade occurred on August 6, 2001 at a price of $0.475.

         B.  PLAN OF DISTRIBUTION

Not applicable.

         C.  MARKETS

Our common stock is quoted on the OTC Bulletin Board under the symbol "OMILE". As of August 31, 2003, we had 26 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. Our common stock was first quoted on the OTC Bulletin Board on August 6, 2001. The last quoted closing price of the common stock on the OTC Bulletin Board was $0.475 per share. There has been no trading activity in our stock other than the trade on August 6, 2001.

ITEM 10.  ADDITIONAL INFORMATION

         A.  SHARE CAPITAL

Not applicable.

         B.  MEMORANDUM OF ASSOCIATION AND BYE-LAWS

The information required by this section has been included in the Company's previously filed registration statement on Form 20-F, as amended, which was filed with the SEC on December 16, 1999.

         C.  MATERIAL CONTRACTS

None.

         D.  EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Bermuda that may restrict the export of capital or the remittance of dividends, interest or other payments to non-residents.

         E.  TAXATION

Generally, there is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders, other than shareholders ordinarily resident in Bermuda.

         F.  DIVIDENDS AND PAYING AGENTS.

Not applicable.

         G.  STATEMENTS BY EXPERTS

Not applicable.

         H.  DOCUMENTS ON DISPLAY

All documents concerning the Company which are referred to in this Annual Report are available for inspection at our registered office located at 22 Church Street, 3rd Floor, Washington Mall I, Hamilton HM11, Bermuda.

         I.  SUBSIDIARY INFORMATION

Not applicable, the Company presently has no subsidiaries.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore, need not provide the information requested by this item.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF THE SECURITY HOLDERS AND USE OF PROCEEDS

None.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to furnish the financial statements specified by Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-9.

ITEM 19.  EXHIBITS

     (a)  Financial Statements Reference is made to
          Item 18.

     (b)  Exhibits

          Exhibit Number          Description
          --------------          -----------
               99.1               Memorandum of Association of Omninet, as
                                  amended by that certain Certificate of Deposit of Memorandum of Increase of Share Capital dated June 30, 1998 (filed as Exhibit 1.1 to
                                  Omninet's Form 20FR12G filed as of March 14,
                                  2000, No. No. 001-15559, and incorporated herein by reference).

               31.1 Certification Pursuant to 18 U.S.C. Sec. 1350 As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

               32.1 Certification Pursuant to 18 U.S.C. Sec. 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

               99.2 Bye-laws of Omninet (filed as Exhibit 1.2 to Omninet's Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).

               99.3 Agreement dated May 26, 1999, between Omninet and Colloquim Ltd., regarding the sale of Colloquium (filed as Exhibit 3.3 to Omninet's from 20FR12G filed as of December 16, 1999, No. 001-15559, and incorporated herein by reference).

               99.4 Mutual Termination Agreement and Release dated October 27, 1999, between Omninet and E&M Management, Inc. (filed as Exhibit 3.4 to Omninet's Form 20FR12G filed as of December 16, 1999, No. 001-15559, and incorporated herein by reference).


                            [Signature page follows.]

                                   SIGNATURES
                                   ----------

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

OMNINET INTERNATIONAL LTD.

By:      /s/ Eric F. Kohn
   ------------------------
     Name: Eric F. Kohn,TD
     Title: President, Treasurer, Chairman and Director

Dated: September 29, 2003

                          OMNINET INTERNATIONAL LIMITED
                          (A DEVELOPMENT STAGE COMPANY)

                                   REPORT AND
                              FINANCIAL STATEMENTS

                                FEBRUARY 28, 2003

                          OMNINET INTERNATIONAL LIMITED
                          (A DEVELOPMENT STAGE COMPANY)



                                    CONTENTS

                                                             Pages

Auditors' report                                              F-1


Balance Sheet                                                 F-2


Statements of Operations                                      F-3


Statements of Stockholders Equity                             F-4


Statements of Cash Flows                                      F-5


Notes to the financial statements                         F-6 to F-9

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Omninet International Limited

We have audited the accompanying balance sheets of Omninet International Limited (a development stage company) as of February 28, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years ended February 28, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omninet International Limited as of February 28, 2003 and 2002 and the results of its operations and cash flows for the years ended February 28, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 9 to the financial statements, the Company has no continuing trade. Management plans in this regard are also disclosed in note 9. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of recorded assets, or the amounts of liabilities, that might result from the outcome of this uncertainty.

Moore Stephens
Chartered Accountants
St. Paul's House
London EC4P 4BN                                                 August 28, 2003
                                        (Except note 9, as of September 9, 2003)

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF FEBRUARY 28, 2003 AND 2002


                                                                    2003                  2002
                                                                    ----                  ----
ASSETS
Cash and cash equivalents                                    $     3,740           $     1,146
Accounts receivable                                                3,279                    --
                                                             -----------           -----------
Total current assets                                               7,019                 1,146
                                                             ===========           ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Accounts payable                                                 200,261               142,763
Accrued expenses                                                  42,500                39,965
Advances from related parties                                     54,213                24,867
                                                             -----------           -----------
Total current liabilities                                        296,974               207,595
                                                             -----------           -----------
COMMITMENTS AND CONTINGENCIES (NOTE 6)                                --                    --
                                                             ===========           ===========
STOCKHOLDERS' DEFICIT
Common stock, $.000167 par value,150,000,000 shares
authorised, 7,924,403 (2003) and 7,834,403 (2002)
shares issued and outstanding                                      1,321                 1,306
Additional paid-in capital                                     1,155,459             1,141,974
Accumulated deficit during the development stage              (1,446,735)           (1,349,729)
                                                             -----------           -----------
Total stockholders' deficit                                     (289,955)             (206,449)
                                                             -----------           -----------
Total liabilities and stockholders' deficit                        7,019                 1,146
                                                             ===========           ===========

    The accompanying notes are an integral part of these financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED FEBRUARY 28, 2003, 2002 AND 2001

                                                    Cumulative
                                                    during the            Year ended           Year ended             Year ended
                                                   Development          February 28,          February 28,          February 28,
                                                         Stage                  2003                  2002                  2001
                                                         -----                  ----                  ----                  ----
Revenues                                           $        --           $        --           $        --           $        --
General and
   administrative expenses                            (885,046)              (97,006)             (138,255)             (339,712)
                                                   -----------           -----------           -----------           -----------
Losses from
   continuing operations                              (885,046)              (97,006)             (138,255)             (339,712)

Losses from discontinued
   operations (no applicable
   income taxes)                                      (561,689)                   --                    --                    --
                                                   -----------           -----------           -----------           -----------
Net loss                                            (1,446,735)              (97,006)             (138,255)             (339,712)
                                                   ===========           ===========           ===========           ===========

Loss per share of continuing operations -
Basic and Diluted                                                              (0.01)                (0.02)                (0.05)
                                                                         ===========           ===========           ===========



    The accompanying notes are an integral part of these financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED FEBRUARY 28, 2003, 2002 AND 2001


                                                                                          Accumulated
                                         Common Stock         Additional                        Other          Total
                                         ------------            Paid-in   Accumulated  Comprehensive  Stockholders'   Comprehensive
                                     Shares         Amount       Capital       Deficit         Income         Equity         Income
                                     ------         ------        ------       -------         ------         ------         ------
At February 29, 2000            $ 1,123,852    $     1,124   $   894,962   $  (871,762)                 $    24,324    $

Subdivision of shares (6:1)       5,619,260             --            --            --             --            --             --
Issuance of additional common
stock (May 12, 2000)                210,000             35       104,965            --             --       105,000             --

Issuance of additional common
stock (November 10, 2000)           100,000             17        24,983            --             --        25,000             --

Net loss                                 --             --            --      (339,712)            --      (339,712)      (339,712)
                                                                                                                       -----------
Comprehensive income                                                                                                      (339,712)
                                -----------    -----------   -----------   -----------    -----------   -----------    -----------
At February 28, 2001              7,053,112          1,176     1,024,910    (1,211,474)            --      (185,388)            --

Issuance of additional common
Stock (January 8, 2002)             781,291            130       117,064            --             --       117,194             --

Net loss                                 --             --            --      (138,255)            --      (138,255)      (138,255)
                                                                                                                       -----------
Comprehensive income                                                                                                      (138,255)
                                -----------    -----------   -----------   -----------    -----------   -----------    ===========
At February 28, 2002              7,834,403          1,306     1,141,974    (1,349,729)            --      (206,449)

Issuance of additional
common stock (March 26, 2002)        90,000             15        13,485            --             --        13,500             --

Net loss                                 --             --            --       (97,006)            --       (97,006)       (97,006)
                                                                                                                        ----------
Comprehensive income                                                                                                       (97,006)
                                -----------    -----------   -----------   -----------    -----------   -----------    ===========
At February 28, 2003              7,924,403          1,321     1,155,459    (1,446,735)            --      (289,955)
                                ===========    ===========   ===========   ===========    ===========   ===========


    The accompanying notes are an integral part of these financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 28, 2003, 2002 AND 2001

                                           Cumulative
                                           during the       Year ended       Year ended       Year ended
                                          Development     February, 28     February, 28     February, 28
                                                Stage             2003             2002             2001
                                                -----             ----             ----             ----
Cash flows from operating activities:
Loss from continuing operations             $(885,046)       $ (97,006)       $(138,255)       $(339,712)
Non cash items:
    Stock warrants                             10,000               --               --               --
    Issue of shares as compensation
       to directors                           118,500           13,500               --          105,000
    Issue of shares in lieu of cash
       payment                                 25,000               --               --           25,000
Changes in operating assets
    and liabilities:
    Accounts receivable                        (3,279)          (3,279)           1,970           77,018
    Accounts payable                          200,261           57,498          (11,136)          67,693
    Accrued expenses                           42,500            2,535           39,965               --
    Advances from related parties              26,000           26,000               --               --
                                            ---------        ---------        ---------        ---------
Net cash used in operating
    activities                               (466,064)            (752)        (107,456)         (65,001)
                                            ---------        ---------        ---------        ---------
Cash flows from financing activities:
    Proceeds from issuance of
       common stock, net                      372,750               --               --               --
Advances from shareholder                     145,407            3,346          104,360           37,701
                                            ---------        ---------        ---------        ---------
Net cash provided by financing
    activities                                518,157            3,346          104,360           37,701
                                            ---------        ---------        ---------        ---------
Net cash (outflow)/inflow from
    continuing segment                         52,093            2,594           (3,096)         (27,300)
Cash paid on disposal of subsidiary           (24,115)              --               --               --
Net cash (outflow)/inflow from
    discontinued segment                      (24,238)              --               --               --
                                            ---------        ---------        ---------        ---------
Net (decrease)/increase in
    cash and cash equivalents                   3,740            2,594           (3,096)         (27,300)
Cash and cash equivalents,
    beginning of period                            --            1,146            4,242           31,542
                                            ---------        ---------        ---------        ---------
Cash and cash equivalents,
    end of period                               3,740            3,740            1,146            4,242
                                            ---------        ---------        ---------        ---------
Continuing operations                                            3,740            1,146            4,242
                                                             =========        =========        =========



    The accompanying notes are an integral part of these financial statements

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2003 AND 2002

1.       ORGANISATION AND DESCRIPTION OF THE COMPANY

THE COMPANY

Omninet International Limited (the "Company") was incorporated in Bermuda on March 24, 1998.

On May 26, 1999 the Company disposed of its subsidiary, Colloquium Limited, an internet service provider incorporated in Scotland.

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

DEVELOPMENT STAGE

The Company has been in the development stage since its formation on March 24, 1998. The Company has no continuing trading activity and is seeking acquisition and merger opportunities.

FOREIGN CURRENCY TRANSLATION

The Company's functional currency is United States Dollars. Transactions during the year are translated into United States Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are re-converted using rates of exchange prevailing at the balance sheet date. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the Statement of Operations as incurred. There were no material gains or losses during any of the periods presented.

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 2003 AND 2002

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

ISSUANCE OF STOCK FOR SERVICES

Shares of the Company's common stock issued for non-employee services are recorded in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" at the fair market value of the stock issued or the fair market value of the services provided, whichever value is more clearly evident.

STOCK-BASED COMPENSATION

Stock-based compensation related to employees and non-employee directors is recognised using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", and thus there is no compensation expense for options granted with exercise prices equal to the fair value of common stock on the date of grant.

3.       EARNINGS PER SHARE

                                               Year ended      Year ended       Year ended
                                             February 28,    February 28,     February 28,
                                                     2003            2002             2001
                                                     ----            ----             ----
         Net loss available to
             common stockholders              $   (97,006)    $  (138,255)     $  (339,712)
         Average common shares
             issued and outstanding             7,924,403       7,834,403        6,942,098
                                              -----------     -----------      -----------
         Loss per share -
             basic and diluted                $     (0.01)    $     (0.02)     $     (0.05)
                                              ===========     ===========      ===========


OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 2003 AND 2002

4.       RELATED PARTY TRANSACTIONS

Selling, general and administrative services costs for the years ended February 28, 2003, 2002 and 2001 includes $2,446, $3,928 and $3,000 paid to Barons
Financial Services S.A. and Barons Financial Services (UK) Limited, in respect of services and expense reimbursement. Both companies are connected with Mr. Eric Kohn, a director, officer and shareholder of the Company. As of February 28, 2003 and 2002 amounts owed to these companies amounted to $7,928 and $6,928.

During the years ended February 28, 2003 and 2002, Mr. Kohn advanced the Company $3,346 and $104,360, respectively. Amounts due to Mr. Kohn totalled $28,213 and $39,117 as of February 28, 2003 and 2002, respectively.

Legal fees in respect of services provided by Milligan-Whyte & Smith in the years ended February 28, 2003, 2002 and 2001 amounted to $3,117, $39,091 and $17,253, respectively. As of February 28, 2003 and 2002 fees payable to Milligan-Whyte & Smith totalled $22,500 and $19,384, respectively. Lynda Milligan-Whyte, a former director of Omninet International Limited, is a partner of Milligan-Whyte & Smith.

5.       TAXATION

Under Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received Tax Assurance from the Minister of Finance in Bermuda indicating that in the event of any subsequent legislation imposing such taxes, the Company will be exempted from resulting taxation until the year 2016.

6.       COMMITMENTS AND CONTINGENCIES

The Company has commenced litigation against Colloquium Limited, Brian Macmillan and Catherine Matheson (two former directors) in relation to the withdrawal of $50,691 from the Company's bank account. Management booked a corresponding expense of $50,691 in the year ended February 29, 2000.

A Default Judgement has been obtained in Bermuda against Colloquium Limited, Brian Macmillan and Catherine Matheson for the $50,691 withdrawal and the $24,000 paid to Colloquium Limited as part of the divestiture settlement, plus interest and legal costs.

Litigation is continuing in Scotland. Management estimate that the company's maximum liability (inclusive of costs) is $15,000. Management have booked a corresponding expense in the current year.

OMNINET INTERNATIONAL LIMITED (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 2003 AND 2002

7.       SUPPLEMENTAL CASH FLOWS INFORMATION

No cash was paid for interest or taxes during the year.

Noncash investing and financing activities are as follows:

On March 26, 2002, the Company issued 90,000 common shares to Eric Kohn (30,000), Jeffrey Conyers (20,000), Michael Schroter (20,000) and Marlin Horst (20,000) as settlement for director's services during the previous year.

On January 8, 2002, the Company issued 781,291 common shares to Mr. Eric Kohn, shareholder and director, in satisfaction of loans payable to Mr. Eric Kohn totalling $117,194.

During the year ended February 28, 2001, 210,000 shares were granted to three directors as compensation for services provided. Additionally, 100,000 shares were issued on November 10, 2000 to a company in consideration for the provision of consulting and financial services.

8.       STOCK OPTION PLANS

At a special general meeting held on June 5, 2000, the shareholders approved the 2000 Outside Directors' Stock Option Plan and reserved 100,000 shares of common stock for issuance thereunder, approved the 2000 Stock Incentive Plan and reserved 1,100,000 shares of common stock for issuance thereunder and approved compensation to certain directors for past services.

Outside Directors are eligible to receive options under the 2000 Outside Directors' Stock Option Plan. The 2000 Stock Incentive Plan permits a committee of the Board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights. No options have been issued or granted under either of the above plans.

9.       LIQUIDITY

As of February 28, 2003, the Company has accumulated net losses of $1,446,735. During the year ended February 28, 2003 the Company incurred a net loss of $97,006, with negative cash flows from operating activities of $752. Partially because of these losses, the Company finds itself in an unfavourable financial position. At February 28, 2003, the Company had negative working capital of $289,955. In June and July 2003 a total of U.S.$216,280 was advanced by Eric Kohn, a shareholder and director of the company. The funds were utilised to settle external liabilities. His loan has subsequently been converted in to equity.

Since the Company has no continuing trade, it is dependent upon additional financing to continue as a going concern. Management plans to raise such funds from shareholders. There can be no assurance that the Company will be able to raise such funds.

The Company's financial statements have been presented on the basis that it is a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities or any other adjustments that might result should the Company be unable to continue as a going concern.