Form 20-F
period 2004-02-29
OMNINET INTERNATIONAL LTD
filed 2004-06-29
CIK 1083725

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended FEBRUARY 29, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                           OMNINET INTERNATIONAL LTD.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                           OMNINET INTERNATIONAL LTD.
                 (Translation of Registrant's name into English)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                                 Warner Building
                                 85 Reid Street
                             Hamilton, Bermuda HM 12
                    (Address of principal executive offices)

                               -------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act. None.

Securities registered or to be registered pursuant to Section 12(g) of the Act

    Title of each class           Name of each exchange on which registered
    ------------------------      -----------------------------------------
    Common Stock,                          OTC Bulletin Board
    U.S. $0.000167 Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.    None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

           14,138,065 shares of common stock as of February 29, 2004.

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

         The following selected consolidated financial data for the years ended February 29, 2004, February 28, 2003, and February 28, 2002 has been derived from our audited Consolidated Financial Statements included elsewhere in this Annual Report. The information should be read in conjunction with the Consolidated Financial Statements and Notes and management's discussion of operations appearing elsewhere in this Annual Report.

         Our Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles.

                                                YEAR ENDED      YEAR ENDED,     YEAR ENDED
                                               FEBRUARY 29,     FEBRUARY 28,   FEBRUARY 28,
                                                   2004            2003            2002
                                               ------------     ------------   ------------
Revenues                                         $     --       $      --      $      --
Bad debt expense                                       --              --             --
Selling, general and administrative expenses     $(60,040)       $(97,006)     $(138,255)
Operating loss from continuing operations        $(60,040)       $(97,006)     $(138,255)
Loss from discontinued operations                      --               -             --
                                                ----------      ----------     ----------
Net loss                                         $(60,040)       $(97,006)     $(138,255)
                                                 =========       =========      =========
Net loss per share
     Continuing operations                        $(0.005)        $(0.012)       $(0.018)
     Discontinued operations                           --              --             --
     Total - Basic and diluted                    $(0.005)        $(0.012)       $(0.018)
                                                 =========       =========      =========
BALANCE SHEET DATA:
Working capital                                  $(39,312)      $(289,955)     $(206,449)
Total assets                                     $  5,528       $   7,019      $   1,146
Total liabilities                                $ 44,840       $ 296,974      $ 207,595
Total Shareholders' Equity/(Deficit)             $(39,312)      $(289,955)     $(206,449)



         A. CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

         B. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

         C. RISK FACTORS.

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

         WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW. For the year ended February 29, 2004, we had a net loss of $60,040. For the year ended February 28, 2003, we had a net loss of $97,006. And for the year ended February 28, 2002, we had a net loss of $138,255. In addition, we had an accumulated deficit of $1,506,755 through February 29, 2004. At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $2,000, including administration, listing and audit costs but excluding any litigation.

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

         A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year. Annual fees are calculated based upon the exempted company's assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year. Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 -
$1,200,000 must pay fees of $1,780 , $3,635 and $5,610, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 2003, we had assessable capital of $25,000 (150,000,000 authorized shares of common stock with par value of $.000167). Accordingly, our annual fee for the Year 2004 was $3,635. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company's charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

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

        - Colloquium generated net operating losses from the date of its acquisition until May 26, 1999. As Colloquium's losses increased, it became clear that additional financing would be required in order to fund its operations, and we were not certain when, if ever, Colloquium would achieve profitability. These factors, among others, led to disagreement between our management and that of Colloquium. In order to avoid continuing liabilities, our Board of Directors determined to sell Colloquium even if that involved realizing a one-time loss. On May 26, 1999, we contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 of our shares held by them. We incurred a loss upon the sale of Colloquium because Colloquium's poor operating performance negatively impacted the subsidiary's value.

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

        - During the fiscal years ended February 28, 2003 and February 29, 2004, we explored the acquisition of several companies, however, no formal negotiations or agreements were entered into.

         C. ORGANIZATIONAL STRUCTURE.

         We are not a member of any group of companies. As of February 29, 2004, 67.56% of our issued and outstanding stock will be owned by our director and president, Eric F. Kohn. We do not presently have any subsidiaries, although if we are successful in implementing our plan of operation and identifying a company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

         D. PROPERTY, PLANT, AND EQUIPMENT.

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $2,250 and a prepayment of $3,278 as of February 29, 2004. We have no office facilities or real property holdings. Our registered office is located at the offices of

Atlantic Corporate Management, Warner Building, 85 Reid Street, Hamilton, Bermuda HM 12. Our registered office address is provided by Atlantic Corporate Management Ltd., our corporate Secretary, in exchange for an annual fee of $4,000. Atlantic Corporate Management Ltd. can terminate this arrangement for any reason at 120 days notice. We believe that our existing arrangement is adequate to meet our current needs.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         A. OPERATING RESULTS

         The following discussion is based on our audited financial data for the years ended February 29, 2004, February 28, 2003, and February 28, 2002. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses. We are not presently engaged in that or any other business, and our sole activity is seeking operating companies to acquire. We have not begun new operations since selling Colloquium because we have not acquired another operating entity.

         The Company's expenses are primarily administrative in nature and include professional fees, management fees, legal fees, and transfer agent fees. Our general and administrative expenses decreased from $97,006 in 2003 to $60,040 in 2003 primarily due to our cessation of litigation against Colloquium and curtailment of litigation proceedings with related Colloquium matters. Similarly, our net loss for 2004 was $60,040 compared to a net loss in 2003 of $97,006.

         Operating activities absorbed cash of $270,460 in the year ended February 29, 2004, compared to $752 used in the year ended February 28, 2003. This amount was used primarily for the payment of debts accrued by the Company during prior periods for administrative expenses, including accounting and legal Net Cash provided by financing activities was $268,970 in the year ended February 29, 2004, $3,346 in the year ended February 28, 2003, and $104,360 in the year ended February 28, 2002. The $268,970 financed in the year ended February 29, 2004 was provided by our President, Eric F. Kohn.

         Our working capital (deficit), defined as the excess of our current assets over our current liabilities, was ($39,312) at February 29, 2004, compared with ($289,955) at February 28, 2003 and $(206,449) at February 28, 2002.

         B. LIQUIDITY AND CAPITAL RESERVES

         As of February 29, 2004, our total cash and cash equivalents was $2,250 and our total current assets were $5,528 and our current liabilities were $44,840. At the prior year end of February 28, 2003, total cash and cash equivalents was $3,740 and our current liabilities were $296,974. Total net proceeds from the sale of equity securities in the period between our formation and February 29, 2004 has amounted to approximately $930,627.

         During fiscal year 2004, the Company derived most of its operating capital from increasing indebtedness in the form of loans from our president and chairman, Eric F. Kohn. These loans were subsequently converted for shares of the Company's common stock. We have no planned capital expenditure at this time, however, the implementation of our business plan will require additional capital.

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
Eric F. Kohn, TD                     President and
                                     Treasurer since May 12,
                                     2000; Chairman and Director
                                     since March 24, 1998.

Marlin J. Horst                      Director since March 24, 1998.

Jeffrey G. Conyers                   Director since May 20, 1999.

Michael R. Schroter                  Director since May 20, 1999.

Forum Fund Services Ltd.             Secretary from May 12, 2000 through
                                     December 31, 2003.

Atlantic Corporate Management        Secretary from January 1, 2004.


         The following is a description of the business experience and other positions held by each of our directors and key employees.

Eric F. Kohn, TD - Mr. Kohn was born in 1945 and is a UK citizen. He obtained a BSc in Natural Sciences from the University of Glasgow. He is a Fellow of the British Institute of Management, the Chartered Institute of Marketing and the Institute of Directors. He is the Managing Partner of Barons Financial Services, an Investment Banking Advisory Firm based in Geneva and London which he founded in 1987. He has had thirty years of experience in industrial marketing, manufacturing and management in Europe and the US. He worked for Sulzer AG in its medium-term planning department and subsequently became European Sales Executive for a division of J Lucas (Germany) GmbH before founding his own group of companies in 1972 in West Germany. In 1983 he sold his group of companies to a US public company and remained Chairman until 1995. He then joined Bankers Trust where he was responsible for Corporate Finance in Switzerland, Germany and Italy. From November 1987 until November 1990, he served on the Board of Holmes Protection Group, a Delaware corporation listed on the London Stock Exchange. In September 1991, Mr. Kohn was elected Chief Executive Officer and Vice Chairman of Holmes Protection Group, Inc., based in New York. He resigned as Chief Executive Officer of Holmes Protection in May 1993 and remained a Director until July 1994. In March 2000 he was elected Chairman and Chief Executive Officer of OmniLabs Group Ltd., a leading private pathology company headquartered in London, with operations in Stevenage, London, Dublin and Kuwait, which he helped restructure and recapitalize. He relinquished the Chief Executive Officer of OmniLabs Group in March 2001, and remained Chairman until December 2001, when OmniLabs Ltd was sold to Medical Imaging Australasia Ltd., an Australian publicly quoted company. Mr. Kohn served as a senior officer in the British Reserve Army and was awarded a Territorial Decoration with three bars. In July 2003 Mr. Kohn was appointed to the Supervisory Board of dba, a German airline.

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

Forum Fund Services Ltd. is a Bermuda corporation providing professional services to other Bermuda corporations. Forum Fund Ltd. served as our corporate secretary since May 12, 2000 until December 31, 2003. Mr. Conyers' wife, Ede Conyers, is the general manager of that company.

Atlantic Capital Management is a Bermuda corporation providing professional services to other Bermuda corporations. The Company entered into a contract for Atlantic Capital Management to serve as the registered office and secretary of the Company effective as of January 1, 2004.

         B.  COMPENSATION

         During the year ended February 29, 2004, no cash compensation was paid directly or distributed to our officers or directors in their capacity as officers or directors. The Company paid $2,000 to Barons Financial Services, a company controlled by our director and officer Eric F. Kohn, to reimburse Barons Financial for accounting services and out of pocket expenses provided to the Company.

         On October 24, 2003 our shareholders approved the following issuances of our common stock as compensation in lieu of certain amounts owed to our directors:

(i) 60,000 shares to Michael R. Schroter; (ii) 60,000 shares to Jeffrey G. Conyers (iii) 60,000 shares to Marlin J. Horst; and (iv) 90,000 shares to Eric
F. Kohn, TD.

         The above shares were calculated at an issuance price of $0.05 per share, and issued in lieu of compensation authorized during fiscal year 2003 in order to reimburse the directors for expenses as follows: $3,000 to Michael R. Schroter; $3,000 to Jeffrey G. Conyers; $3,000 to Marlin J. Horst; and $4,500 to Eric F. Kohn, TD.

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

         We held our 2003 annual general meeting on October 24, 2003 in Hamilton, Bermuda. Our next annual general meeting has been scheduled for July 29, 2004.

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

         E. SHARE OWNERSHIP

         The following table sets forth certain information regarding the ownership of our common stock by senior management and directors of the Company as of June 20, 2004. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.


      Name and                       No. of            Percentage of
      Address                    Shares Owned            Class (1)
     ----------                  ------------          -------------

     Eric F. Kohn, TD            9,611,865 (2)(3)         67.56%

     Michael R. Schroter           160,000                 1.12%

     Jeffrey G. Conyers            160,000                 1.12%

     Marlin J. Horst               100,000                 0.70%

     ---------------------
(1) On April 14, 2000, our shareholders approved a 6-to-1 forward split of our common stock. As of June 20, 2004, there were 14,228,065 shares of our common stock issued and outstanding.

(2) This number includes 89,628 shares that are held for Mr. Kohn by Dassu Investments Ltd., in trust, for the benefit of his wife. Mr. Kohn states that he does not possess beneficial ownership of such shares. This number also includes 134,862 shares held for Mr. Kohn at Larko, a securities broker located in San Francisco, California.

(3) As further described in Section 7.B below and partially detailed in the Company's 2003 F-20, Mr. Kohn was issued 5,379,407 shares of common stock during fiscal year in consideration of the release of debts owed to Mr. Kohn totaling $268,970.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTIES

         A.  MAJOR SHAREHOLDERS

         To the best of our management's knowledge, the following individuals are the only owners of more than 5% of the Company's issued and outstanding common stock as at June 20, 2004.


      Name and                       No. of            Percentage of
      Address                    Shares Owned              Class
     ----------                  ------------          -------------
     Eric F. Kohn, TD              9,611,865(1)           67.56%

     ValorInvest, SA               1,270,644               8.93%

     Valuevest Ltd.                  804,564               5.65%

----------------------
(1) This number includes 89,628 shares that are held for Mr. Kohn by Dassu Investments Ltd., in trust, for the benefit of his wife. Mr. Kohn states that he does not possess beneficial ownership of such shares. This number also includes 134,862 shares held for Mr. Kohn at Larko, a securities broker located in San Francisco, California.

         None of the above shareholders have different voting rights from other shareholders of the Company. All of our common shares have equal voting rights.

         B. RELATED PARTY TRANSACTIONS

       Selling, general and administrative services costs for the years ended February 29, 2004, February 28, 2003 and 2002 includes $2,000, $2,446 and
$3,928, respectively, paid to Baron Financial Services S.A. and Barons Financial Services (UK) Limited, in respect of services and expense reimbursement. Both of these companies are connected with Mr. Eric Kohn, a director, officer and stockholder of the Company. As of February 29, 2004 and February 28, 2003 amounts owed to these companies amounted to $0 and $7,928, respectively.

       During the years ended February 29, 2004 and February 28, 2003, Mr. Kohn advanced the Company $268,970, and $3,346 respectively. Amounts due to Mr. Kohn totaled $0 as of February 29, 2004 and $28,213 as of February 28, 2003. The amounts due Mr. Kohn were converted to equity through the issuance of 5,379,402 shares of common stock in the year ended February 29, 2004. This debt was converted into equity at a rate of $0.05 per share.

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

ITEM 8.  FINANCIAL INFORMATION

         A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

         The Company's audited financial statements for the three fiscal years ended February 29, 2004, February 28, 2003, and 2002, together with the auditor's report, are included in this Annual Report under Item 18 and incorporated herein by reference. These financial statements were prepared in accordance with United Stated generally accepted accounting principles.

         Moore Stephens resigned as our principal independent accountants effective March 1, 2003. The reports of Moore Stephens on our financial statements for the past two fiscal years did not contain any adverse opinions or disclaimers of opinion and were not modified as to uncertainty, audit scope, or accounting principles, other than the going concern paragraphs contained thereon. There were no disagreements with our former accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which if not resolved would have caused our former accountant to make reference to the subject matter of the disagreement(s) in connection with its report.

LEGAL PROCEEDINGS

         Except as described below, no legal proceedings are known to us to be contemplated, or threatened by or against us, by any party including any governmental authority.

         In 1999, we commenced litigation in Bermuda against Colloquium Ltd., Brian McMillan and Catherine Matherson (two former directors) in relation to the withdrawal of $50,691 from our bank account and seeking the return of the approximately $24,000 paid by us into Colloquium's treasury as part of the May 26, 1999 Agreement for the sale of Colloquium, a copy of which was filed as
Exhibit 3.3 to our Form 20-F filed on December 16, 1999. We claimed that the withdrawal of funds was unauthorized and that the $24,000 payment made to Colloquium under the May 26, 1999 agreement was made in error after a material default under that agreement by Brian McMillan and Colloquium. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs. On June 29, 1999, we initiated an interdict proceeding in the Court of Session in Scotland seeking an injunction to prevent the disposal of assets and seeking the repayment of $50,691. We initiated the interdict proceeding in Scotland because the defendants and their assets are located in that country. The litigation in Scotland has presently ceased, and no additional expenses for such matter are anticipated by Management..

         Colloquium, Brian McMillan and Catherine Matherson have appealed the judgment in Bermuda, seeking to set aside the default judgment on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error.

         In April 2002, the Bermuda court overturned our previous judgment against Colloquium, and held that Scotland was the appropriate jurisdiction for such litigation. Our management has not determined at this time, whether to proceed with the action in Scotland. There can be no assurance as to whether amounts believed to be owed will be collected, in whole or in part, from all or any of Colloquium, Brian McMillan and Catherine Matherson.

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

         Please see the description of the change in the Company's auditor referenced in Item 8.A. above.

ITEM 9.  THE OFFER AND LISTING.

         A. OFFER AND LISTING DETAILS

         4. Disclosure regarding price history

 Three Most Recent Years - Annual Highs and Lows(1)

                   Low             High
                   ---             ----
 2002              N/A             N/A
 2003              N/A             N/A
 2004              N/A             N/A
----------------
(1) Since the inception of the quoting of the Company's stock on the OTC Bulletin Board, the only trade occurred on August 6, 2001 at a price of $0.475.

         B. PLAN OF DISTRIBUTION

Not applicable.

         C. MARKETS

Our common stock is quoted on the OTC Bulletin Board under the symbol "OMILE". As of June 20, 2004, we had 26 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. Our common stock was first quoted on the OTC Bulletin Board on August 6, 2001. The last quoted closing price of the common stock on the OTC Bulletin Board was $0.475 per share. There has been no trading activity in our stock other than the trade on August 6, 2001.

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

Reference is made to pages F-1 to F-11.

ITEM 19. EXHIBITS

         (a)      Financial Statements Reference is made to Item 18.

         (b)      Exhibits

Exhibit
Number         Description
-------        ---------------

99.1 Memorandum of Association of Omninet, as amended by that certain Certificate of Deposit of Memorandum of Increase of Share Capital dated June 30, 1998 (filed as Exhibit 1.1 to Omninet's Form 20FR12G filed as of March 14, 2000, No. No. 001-15559, and incorporated herein by reference).

23 Consent of Moore Stephens to incorporation of Reports for fiscal years ended February 28, 2003 and February 28, 2002

23.1 Consent of Stegman & Company to incorporation of Reports for fiscal year ended February 29, 2004

33.1 Certification Pursuant to 18 U.S.C. Sec. 1350 As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

33.2 Certification Pursuant to 18 U.S.C. Sec. 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

                                              OMNINET INTERNATIONAL LTD.

                                              By: /s/ Eric F. Kohn
                                                  ------------------------
                                                  Name: Eric F. Kohn
                                                  Title: President, Treasurer,
                                                         Chairman and Director
Dated: June 28, 2004

                          OMNINET INTERNATIONAL LIMITED

                          (A DEVELOPMENT STAGE COMPANY)

                               REPORT ON AUDITS OF

                              FINANCIAL STATEMENTS

                     FOR THE YEARS ENDED FEBRUARY 29, 2004,

                           FEBRUARY 28, 2003 AND 2002




   No extracts from this report may be published without our written consent.

                                Stegman & Company

                                TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT




FINANCIAL STATEMENTS                                                      Page
                                                                         -------

         Balance Sheets ......................................           F-1

         Statements of Operations ............................           F-2

         Statements of Stockholders ..........................           F-3

         Statements of Cash Flows ............................           F-4

NOTES TO FINANCIAL STATEMENTS ................................           F-5 - 8

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Omninet International Limited
Hamilton, Bermuda HMII

           We have audited the accompanying balance sheets of Omninet International Limited (a development stage company) as of February 29, 2004, and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omninet International Limited as of February 29, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

           The financial statements referred to in the first paragraph have been prepared assuming that the Company will continue as a going concern. The Company has incurred ongoing operating losses and does not currently have financing commitments in place to meet expected cash requirements through 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.



/s/ Stegman & Company
----------------------------
Baltimore, Maryland
May 21, 2004

                          OMNINET INTERNATIONAL LIMITED
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                     FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

                                     ASSETS
                                                              2004           2003
                                                          -----------    -----------
Cash and cash equivalents .............................   $     2,250    $     3,740
Prepayments ...........................................         3,278          3,279
                                                          -----------    -----------
         TOTAL CURRENT ASSETS .........................   $     5,528    $     7,019
                                                          ===========    ===========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT
Accounts payable ......................................   $     1,007    $   200,261
Accrued expenses ......................................        43,833         42,500
Advances from related parties .........................          --           54,213
                                                          -----------    -----------
         Total current liabilities ....................        44,840        296,974
                                                          -----------    -----------
STOCKHOLDERS' DEFICIT:
  Common stock, $.0000167 par value, 150,000,000 shares
    authorized, 14,138,065 (2004) and 7,924,403 (2003)
    shares issued and outstanding .....................         2,362          1,321
  Additional paid-in capital ..........................     1,465,101      1,155,459
  Accumulated deficit during the development stage ....    (1,506,775)    (1,446,735)
                                                          -----------    -----------
       Total stockholders' deficit ....................       (39,312)      (289,955)
                                                          -----------    -----------
       TOTAL LIABILITIES AND
          STOCKHOLDERS' DEFICIT .......................   $     5,528    $     7,019
                                                          ===========    ===========


See accompanying notes.

                          OMNINET INTERNATIONAL LIMITED
                           (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
        FOR THE YEARS ENDED FEBRUARY 29, 2004, FEBRUARY 28, 2003 AND 2002



                                                                                  Cumulative
                                                                                  During the
                                                                                  Development
                                          2004           2003           2002         Stages
                                      -----------    -----------    -----------   -----------

REVENUES ..........................   $      --      $      --      $      --      $      --

GENERAL AND ADMINISTRATIVE
   EXPENSES .......................       (60,040)       (97,006)      (138,255)      (945,086)
                                      -----------    -----------    -----------    -----------
LOSS FROM CONTINUING
   OPERATIONS .....................       (60,040)       (97,006)      (138,255)      (945,086)

LOSSES FROM DISCONTINUED
   OPERATIONS (NO APPLICABLE
   INCOME TAXES) ..................          --             --             --         (561,689)
                                      -----------    -----------    -----------    -----------
NET LOSS ..........................   $   (60,040)   $   (97,006)   $  (138,255)   $(1,506,775)
                                      ===========    ===========    ===========    ===========
LOSS PER SHARE OF CONTINUING
   OPERATIONS - BASIC AND DILUTED     $     (.005)   $    (.012)   $     (.018)
                                      ===========    ===========    ===========


See accompanying notes.

                          OMNINET INTERNATIONAL LIMITED
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' DEFICIT
        FOR THE YEARS ENDED FEBRUARY 29, 2004, FEBRUARY 28, 2003 AND 2002


                                        Common Stock         Additional                     Other     Total Stock-     Compre-
                                 -------------------------     Paid-in     Accumulated     Comprehen-   holders        hensive
                                    Shares        Amount       Capital       Deficit      sive Income   Deficit         Loss
                                 -----------   -----------   -----------   -----------    ----------- -----------    -----------
At March 1, 2001 ..............    7,053,112   $     1,176   $ 1,024,910   $(1,211,474)   $       --  $  (185,388)          --
 Issuance of additional
    common stock ..............      781,291           130       117,064          --              --      117,194           --
   Net loss ...................         --            --            --        (138,255)           --     (138,255)   $  (138,255)
                                                                                                                     -----------
   Comprehensive loss .........         --            --            --            --              --         --      $  (138,255)
                                 -----------   -----------   -----------   -----------    ----------- -----------    ===========
At February 28, 2002 ..........    7,834,403         1,306     1,141,974    (1,349,729)           --     (206,449)   $      --
   Issuance of additional
    common stock ..............       90,000            15        13,485          --              --       13,500           --
    Net loss ..................         --            --            --         (97,006)           --      (97,006)   $   (97,006)
                                                                                                                     -----------
   Comprehensive loss .........         --            --            --            --              --         --      $   (97,006)
                                 -----------   -----------   -----------   -----------    ----------- -----------    ===========
At February 28, 2003 ..........    7,924,403         1,321     1,155,459    (1,446,735)                      --         (289,955)
   Stock issued in connection
     with loan conversions ....    5,943,662           993       296,190          --              --      297,183           --
   Stock issued as directors
     compensation .............      270,000            48        13,452          --              --       13,500           --
   Net loss ...................         --            --            --         (60,040)           --      (60,040)   $   (60,040)
                                                                                                                     -----------
   Comprehensive loss .........         --            --            --            --              --         --      $   (60,040)
                                 -----------   -----------   -----------   -----------    ----------- -----------    ===========
At February 29, 2004 ..........   14,138,065   $     2,362   $ 1,465,101   $(1,506,775)   $       --  $   (39,312)
                                 ===========   ===========   ===========    ==========    =========== ===========



See accompanying notes

                          OMNINET INTERNATIONAL LIMITED
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
        FOR THE YEARS ENDED FEBRUARY 29, 2004, FEBRUARY 28, 2003 AND 2002


                                                                                                   Cumulative
                                                            Year Ended   YearEnded    Year Ended   During the
                                                           February 29, February 28,  February 28, Development
                                                               2004         2003         2002        State
                                                            ---------    ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Loss from continuing operations .......................  $ (60,040)   $ (97,006)   $(138,255)   $(945,086)
   Noncash items:
     Stock warrants ......................................       --           --           --         10,000
     Issue of shares as compensation to directors ........     13,500       13,500         --        132,000
     Issue of shares in lieu of cash payment .............       --           --           --         25,000
   Changes in operating assets and liabilities:
     Accounts receivable .................................       --         (3,279)       1,970       (3,279)
     Accounts payable ....................................   (199,254)      57,498      (11,136)       1,007
     Accrued expenses ....................................      1,334        2,535       39,965       43,834
     Advances from related parties .......................    (26,000)      26,000         --           --
                                                            ---------    ---------    ---------    ---------
           Net cash used in operating activities .........   (270,460)        (752)    (107,456)    (736,524)
                                                            ---------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net ...........       --           --           --        372,750
   Advances from stockholder .............................    268,970        3,346      104,360      414,377
                                                            ---------    ---------    ---------    ---------
           Net cash provided by financing activities .....    268,970        3,346      104,360      787,127
                                                            ---------    ---------    ---------    ---------
NET CASH (OUTFLOW)/INFLOW FROM
   CONTINUING SEGMENT ....................................     (1,490)       2,594       (3,096)      50,603
CASH PAID ON DISPOSAL OF SUBSIDIARY ......................       --           --           --        (24,115)
NET CASH (OUTFLOW)/INFLOW FROM
   DISCONTINUED SEGMENT ..................................       --           --           --        (24,238)
                                                            ---------    ---------    ---------    ---------
NET (DECREASE)/INCREASE IN
   CASH AND CASH EQUIVALENTS .............................     (1,490)       2,594       (3,096)       2,250
CASH AND CASH EQUIVALENTS
   AT BEGINNING OF PERIOD ................................      3,740        1,146        4,242         --
                                                            ---------    ---------    ---------    ---------
CASH AND CASH EQUIVALENTS
   AT END OF PERIOD ......................................  $   2,250    $   3,740    $   1,146    $   2,250
                                                            =========    =========    =========    =========




See accompanying notes.

                          OMNINET INTERNATIONAL LIMITED
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
        FOR THE YEARS ENDED FEBRUARY 29, 2004, FEBRUARY 28, 2003 AND 2002

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

             Omninet International Limited (the "Company") was incorporated in Bermuda on March 24, 1998.

             On May 26, 1999 the Company disposed of its subsidiary, Colloquium Limited, an internet service provider incorporated in Scotland.

             The Company has no active ongoing operations and is seeking acquisition and merger opportunities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             Management's Estimates

                   The preparation of financial statements in conformity accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

             Development Stage

                   The Company has been in the development stage since its formation on March 24, 1998 and is seeking acquisition and merger opportunities.

             Foreign Currency Translation

                   The Company's functional currency in United States Dollars. Transactions during the year are translated into United States Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are re-converted using rates of exchange prevailing at the balance sheet date. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the Statement of Operations as incurred. There were no material gains or losses during any of the periods presented.

             Cash and Cash Equivalents

                   The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

             Issuance of Stock for Services

                   Shares of the Company's common stock issued for non-employee services are recorded in accordance with SFAS No. 123, Accounting for Stock-Based Compensation at the fair market value of the stock issued or the fair market value of the services provided, whichever value is more clearly evident.

             Stock-Based Compensation

                   Stock-based compensation related to employees and non-employee directors is recognized using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, and thus there is no compensation expense for options granted with exercise prices equal to the fair value of common stock on the date of grant.

3. EARNINGS PER SHARE

                                    Year Ended      Year Ended     Year Ended
                                    February 29,    February 28,   February 28,
                                       2004             2003           2002
                                    -----------     -----------    -----------
       Net loss available to
       common stockholders         $   (60,040)     $  (97,006)    $  (138,255)
                                   -----------      ----------     -----------
       Average common shares
       issued and outstanding       12,808,298       7,924,403       7,834,403
                                    ----------      ----------      ----------
       Loss per share -
       basic and diluted           $     (.005)     $    (.012)    $     (.018)
                                   ===========      ==========     ===========

4. RELATED PARTY TRANSACTIONS

             Selling, general and administrative services costs for the years ended February 29, 2004, February 28, 2003 and 2002 includes $2,000, $2,446 and $3,928, respectively, paid to Baron Financial Services S.A. and Barons Financial Services (UK) Limited, in respect of services and expense reimbursement. Both companies are connected with Mr. Eric Kohn, a director, officer and stockholder of the Company. As of February 29, 2004 and February 28, 2003 amounts owed to these companies amounted to $0 and $7,928, respectively.

             During the years ended February 29, 2004 and February 28, 2003, Mr. Kohn advanced the Company $268,970 and $3,346, respectively. Amounts due to Mr. Kohn totaled $0 as of February 29, 2004 and $28,213 as of February 28, 2003. The amounts due Mr. Kohn were converted to equity through the issuance of 5,943,662 shares of common stock in the year ended February 29, 2004.

5. TAXATION

             Under Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received Tax Assurance from the Minister of Finance in Bermuda indicating that in the event of any subsequent legislation imposing such taxes, the Company will be exempted from resulting taxation until the year 2016.

6. COMMITMENTS AND CONTINGENCIES

             The Company is involved in continuing litigation against two former directors and an entity related to these former directors relating to the withdrawal of $50,691 from the Company's bank account. Management has expensed this amount plus the estimated cost of the litigation in years prior to 2004. The litigation is continuing in Scotland.

7. SUPPLEMENTAL CASH FLOWS INFORMATION

             No cash was paid for interest or taxes during the year.

             Noncash investing and financing activities are as follows:

             The Company has issued the following shares to directors for services provided:

       Year Ended         Number of Shares        Value of Shares
  --------------------    ----------------        ---------------
  February 29, 2004            270,000                $13,500
  February 28, 2003             90,000                 13,500

             During 2004, the Company issued 5,943,662 shares of common stock to the stockholder and director, in satisfaction of loans payable to the stockholder and director totaling $297,183.

8. STOCK OPTION PLANS

             At a special general meeting held on June 5, 2000, the stockholders approved the 2000 Outside Directors' Stock Option Plan and reserved 100,000 shares of common stock for issuance thereunder, approved the 2000 Stock Incentive Plan and reserved 100,000 shares of common stock for issuance thereunder and approved compensation to certain directors for past services.

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

9. GOING CONCERN

             As of February 29, 2004, the Company has accumulated net losses of $1,056,775. During the year ended February 29, 2004, the Company incurred a net loss of $60,040, with negative cash flows from operating activities of $270,460. Partially because of these losses, the Company finds itself in an unfavorable financial position. At February 29, 2004, the Company had negative working capital of $39,312. From February 28, 2003 to July 10, 2003 and February 28, 2004, a total of U. S. $268,970 was advanced by Eric Kohn, a stockholder and director of the Company. The funds were utilized to settle external liabilities. His loans have subsequently been converted into equity.

             Since the Company has ongoing business activity, it is dependent upon additional financing to continue as a going concern. Management plans to raise such funds from stockholders. There can be no assurance that the Company will be able to raise such funds.

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