Form 20-F
period 2005-02-28
OMNINET INTERNATIONAL LTD
filed 2005-08-30
CIK 1083725

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended FEBRUARY 28, 2005

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ALLSHIPS LTD.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                  ALLSHIPS LTD.
                 (Translation of Registrant's name into English)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                                 Covenant House
                                 85 Reid Street
                             Hamilton, Bermuda HM 12
                    (Address of principal executive offices)

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

          44,877,797 shares of common stock as of February 28, 2005.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [x] No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_]  Item 18 [X]

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

          The following selected consolidated financial data for the years ended February 28, 2005, February 29, 2004, and February 28, 2003 has been derived from our audited Consolidated Financial Statements included elsewhere in this Annual Report. The information should be read in conjunction with the Consolidated Financial Statements and Notes and management's discussion of operations appearing elsewhere in this Annual Report.

          Our Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles.

                                               YEAR ENDED     YEAR ENDED       YEAR ENDED,
                                              FERUARY 28,    FEBRUARY 29,     FEBRUARY 28,
                                                  2005           2004            2003
                                              -----------    ------------     ------------
Revenues                                       $      --       $      --       $      --
Bad debt expense                                      --              --              --
Selling, general and administrative expenses   $ (58,918)      $ (60,040)      $ (97,006)
Operating loss from continuing operations      $ (58,918)      $ (60,040)      $ (97,006)
Loss from discontinued operations                     --              --              --
                                               ---------       ---------       ---------
Net loss                                       $ (58,918)      $ (60,040)      $ (97,006)
                                               =========       =========       =========
Net loss per share
     Continuing operations                     $  (0.001)      $  (0.005)      $  (0.012)
     Discontinued operations                          --              --              --
     Total - Basic and diluted                 $  (0.001)      $  (0.005)      $  (0.012)
                                               =========       =========       =========
BALANCE SHEET DATA:
Working capital                                $ 201,769       $ (39,312)      $(289,955)
Total assets                                   $ 303,134       $   5,528       $   7,019
Total liabilities                              $ 101,364       $  44,084       $ 296,974
Total Shareholders' Equity/(Deficit)           $ 201,770       $ (39,312)      $(289,955)

          B. CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

          C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

          D. RISK FACTORS.

THE COMPANY HAS IDENTIFIED THE FOLLOWING RISK FACTORS AS SIGNIFICANT. THE ORDER IN WHICH THEY APPEAR IS NOT INTENDED TO REFLECT OUR MANAGEMENT'S PRIORITIZING OF SUCH RISKS.

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

          WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW. For the year ended February 28, 2005, we had a net loss of $58,918.For the year ended February 29, 2004, we had a net loss of $60,040. And for the year ended February 28, 2003, we had a net loss of $97,006. In addition, we had an accumulated deficit of $1,565,693 through February 28, 2005. At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $6,000, including administration salaries, listing and audit costs but excluding any litigation.

          Even if we acquire an operating entity or individual assets, we cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations. Our net losses and negative cash flow are likely to continue even longer than we currently anticipate if we do not acquire a viable operating entity or asset and if we do not attract and retain qualified personnel. Our ability to achieve our objectives is subject to financial, competitive, regulatory, legal, technical and other factors, many of which are beyond our control.

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

          WE ARE SUBJECT TO RISKS AS WE MAKE ACQUISITIONS. As part of our business strategy, we intend to acquire, make investments in, as yet unidentified operating companies and assets. Any such future acquisitions, investments would involve risks, such as:

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

          We cannot assure you that we will be successful in overcoming these risks. Moreover, we cannot be certain that any desired acquisition, investment or asset could be made in a timely manner or on terms and conditions acceptable to us. Neither can we assure you that we will be successful in identifying attractive acquisition candidates. We expect that competition for such acquisitions may be significant. We may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than us.

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

          RISKS INHERENT IN INTERNATIONAL OPERATIONS. We are not currently conducting business. In the future, however, we may acquire an operating company or asset located outside of the United States. If we acquire a non-U.S. operating company, it is possible that a substantial portion of our business may be conducted outside of the United States. In this event, our operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations, and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, our ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction. We could also be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Any of these risks could have an adverse effect on our operations.

          DEPENDENCE ON KEY EMPLOYEES. Our growth and profitability are dependent upon, among other things, the abilities and experience of our management team including Mr. George Economou, our Chairman and Director. If the services of Mr. George Economou or our other directors or executive officers became unavailable, our business, financial condition and results of operations could be adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY.

          A. HISTORY AND DEVELOPMENT OF THE COMPANY.

          We were originally organized under the laws of Bermuda on March 24, 1998 under the legal name, "Omninet International Ltd." The term of the Company is perpetual. We amended our memorandum of association on June 30, 1998 in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. On April 10, 2000, we further amended our memorandum of association to increase the amount of our authorized common stock to 150,000,000 shares, par value $.000167. On March 18, 2005 we changed our name to AllShips Ltd. and on September 28, 2004 we issued 30,000,000 additional common shares and increased our share capital by $300,000. The name change was made to better reflect the future anticipated business of the Company which is to own and operate ocean-going cargo vessels.

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

          B. BUSINESS OVERVIEW.

          We are a development stage company intended to own and operate ship operating businesses or to acquire ocean-going cargo vessels. We are not presently engaged in any business. Our only plan of operation is seeking a viable shipping business or ships to acquire. At present, we have not identified another business or asset suitable for acquisition. Over the next 12 months, we intend to continue our search to acquire suitable shipping businesses or individual vessels.

          In general, we intend to identify potential acquisitions through research and referrals. Once identified, we will screen the target to determine whether or not it might be suitable for acquisition. The initial screening will consist of an evaluation of the candidate's potential, which may include factors such as estimated future growth and income. If an existing shipping company is identified as a potential target, we will conduct a detailed analysis of the cost of acquisition, the target's fair market value, the prospective rate of return on an investment in the target and the likelihood of achieving such return. The detailed analysis may vary for each target and include criteria such as an evaluation of the target against comparable companies in the shipping industry, scrutiny of the target's financial condition and future earnings potential and discounted cash flow analysis. We are particularly interested in identifying and acquiring shipowning companies and/or individual ocean-going cargo vessels. If we decide that a company is a suitable acquisition candidate, we anticipate that we will enter into an agreement to acquire such target, subject to obtaining any financing and approvals necessary to carryout the transaction.

          We will need additional financing or future profitability to continue as a going concern. We will also need additional capital in order to acquire either a shipping company or ocean-going vessel. We plan to raise such funds through a private placement of common stock or by borrowing from a lending institution. There can be no assurance that we will be able to raise such funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 8.

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

          - On September 8, 1998, we entered into a Plan and Agreement of Merger Reorganization with E&M Management, Inc. whereby, subject to numerous terms and conditions, E&M was to be merged with and into us and we would be the surviving corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations; however, trades in E&M's common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and, on November 2, 1999, the companies terminated the merger agreement by executing a Mutual Termination Agreement and Release. We do not believe that we incurred any liabilities as a result of termination of the merger agreement.

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

          D. PROPERTY, PLANT, AND EQUIPMENT.

          We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $303,134 as of February 28, 2005. We have no office facilities or real property holdings. Our registered office is located at the offices of Atlantic Corporate Management, Warner Building, 85 Reid Street, Hamilton, Bermuda HM 12. Our registered office address is provided by Atlantic Corporate Management Ltd., our corporate Secretary, in exchange for an annual fee of $4,000. Atlantic Corporate Management Ltd. can terminate this arrangement for any reason at 120 days notice. We believe that our existing arrangement is adequate to meet our current needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          A. OPERATING RESULTS

          The following discussion is based on our unaudited financial data for the year ended February 28, 2005 and audited financial data for the year ened February 29, 2004. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses. We are not presently engaged in that or any other business, and our sole activity is seeking shipping companies and individual ocean-going cargo vessels to acquire. We have not begun new operations since selling Colloquium because we have not acquired any company or individual asset.

          The Company's expenses are primarily administrative in nature and include salaries, professional fees, management fees, legal fees, and transfer agent fees. Our general and administrative expenses decreased from $60,040 in 2004 to $58,918 in 2005 primarily due to our cessation of litigation against Colloquium and curtailment of litigation proceedings with related Colloquium matters offset by an increase in salaries to directors. Similarly, our net loss for 2005 was $58,918 compared to a net loss in 2004 of $60,040.

          Operating activities absorbed cash of $58,918 in the year ended February 28, 2005, compared to $60,040 in the year ended February 28, 2003. This amount was used for administrative expenses, including salaries accounting and legal. Net Cash provided by financing activities was $300,000 in the year ended February 28, 2005, $268,970 in the year ended February 29, 2004. The $300,000 financed in the year ended February 29, 2004 was provided by existing shareholders by way of an issuance of 30,000,000 new shares.

          Our working capital surplus, defined as the excess of our current assets over our current liabilities, was $201,770 at February 28, 2005 compared to a deficit of($39,312) at February 29, 2004.

          B. LIQUIDITY AND CAPITAL RESERVES

          As of February 2005, out total cash and cash equivalents was $303,134 and our total current assets were $303,134 and our current liabilities were $101,364. At the prior year end of February 29, 2004 our total cash and cash equivalents was $2,250 and our total current assets were $5,528 and our current liabilities were $44,840. Total net proceeds from the sale of equity securities in the period between our formation and February 28, 2005 has amounted to approximately $1,230,627.

          During fiscal year 2005, the Company derived most of its operating capital from the issuance of 30,000,000 shares at $0.01 thereby raising $300,000. We have no planned capital expenditure at this time however, the implementation of our business plan will require additional capital.

          We do not presently have any borrowing facility established with a financial institution. We will require additional capital to fund our operations in the future. We anticipate raising such additional capital through a private offering of our securities or by borrowing from a lending institution.

          C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

          D. TREND INFORMATION

We currently are not engaged in any business.

          E. OFF-BALANCE SHEET ARRANGEMENTS

None.

          F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A. DIRECTORS AND SENIOR MANAGEMENT

          The following sets forth the name of our directors, executive officers and key employees, the positions and offices held by each such person, and the period each such person has held such position.

Name                                Position Held and Term
----                                ----------------------
George Economou                     Chief Executive Officer, Chairman and
                                     Director since August 23, 2004.

Aristidis Ioannidis                 Director since August 23, 2004.

Christopher J. Thomas               Chief Financial Officer, Treasurer and
                                     Director since August 23, 2004.

Atlantic Corporate Management       Secretary from January 1, 2004.

          The following is a description of the business experience and other positions held by each of our directors and key employees:

George Economou - has been actively involved in the shipping industry for over 25 years. After graduating from the Massachusetts Institute of Technology in 1976 with a B.A. and an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management, George Economou commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1978 until 1981 he worked as Sale and Purchase Manager at Brokerage and Management in New York. From 1981 to 1986 he held the position of General Manager of Oceania Maritime Agency in New York. In 1986 he invested and participated in the formation of numerous individual shipping companies. Mr. Economou is also on the board of directors of DryShips Inc., a company with securities registered under the Securities Act of 1933.

Aristidis Ioannidis - graduated from Newcastle University with a B.Sc.(Hons) in Naval Architecture. He graduated after moving to MIT with an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management. He has worked in the shipping industry for over thirty years and has held senior executive management positions in both shipyards and shipping companies. In 1998 he was appointed as General Manager of Cardiff Marine Inc.

Christopher J. Thomas - is our Chief Financial Officer. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also on the board of directors of DryShips Inc. and TOP Tankers Inc., each of which is a publicly traded company with securities registered under the Securities Act of 1933. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Atlantic Capital Management is a Bermuda corporation providing professional services to other Bermuda corporations. The Company entered into a contract for Atlantic Capital Management to serve as the registered office and secretary of the Company effective as of January 1, 2004.

          B. COMPENSATION

          During the year ended February 28, 2005, an aggregate of $55,000 compensation was to be paid directly or distributed to our officers or directors in their capacity as officers and directors. These amounts have not yet been paid.

          During the year ended February 29, 2004, no cash compensation was paid directly or distributed to our officers or directors in their capacity as officers or directors. The Company paid $2,000 to Barons Financial Services, a company controlled by our former director and officer at that time, Eric F. Kohn, to reimburse Barons Financial for accounting services and out-of-pocket expenses provided to the Company.

          We did not set aside any amounts during the last fiscal year to provide pension, retirement or similar benefits for our directors and officers. On June 5, 2000, our shareholders approved our 2000 Outside Directors' Stock Option Plan and set aside 100,000 shares of our common stock for issuance there under. Under the terms of the Outside Directors' Plan, each non-employee director will automatically be eligible to receive an option to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance there under. The Stock Incentive Plan allows our Board of Directors to grant certain of our key employees options to purchase our common stock, and is intended to enhance our ability to attract and retain key personnel. As of the date of this Annual Report, no options have been granted pursuant to the Outside Directors' Plan or the Stock Incentive Plan.

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

          E. SHARE OWNERSHIP

          As at August 26, 2005 none of our directors or officers owned any of our common stock directly. Mr. Economou, our CEO, controls Eurotrade Marine Inc., which owns 35.52% of our common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTIES

          A. MAJOR SHAREHOLDERS

          To the best of our management's knowledge, the following are the only owners of more than 5% of the Company's issued and outstanding common stock as at August 26, 2005.

                                    No. of             Percentage of
     Name                        Shares Owned              Class
     ----------                  ------------          -------------
     Eurotrade Marine Inc.*      16,067,227               35.52%

     Fairmont Services Corp.*    10,042,017               22.20%

     Gulfwind Maritime Inc.*      6,025,210               13.32%

* Shares were acquired on August 23, 2004

          None of the above shareholders have different voting rights from other shareholders of the Company. All of our common shares have equal voting rights.

          B. RELATED PARTY TRANSACTIONS

                           RELATED PARTY TRANSACTIONS

          Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that beneficially owns 100% of Eurotrade Marine Inc. Entrepreneurial Spirit Foundation also owns 70.0% of Cardiff, a company that provides selling, general and administrative services. Cardiff Marine Inc. has entered into a service agreement the term of which is 5 years commencing August 2004 and provides for an annual fee of $2,000 increasing by $500 per annum. As remuneration for its services in 2004 Cardiff Marine Inc. received $2,000. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mrs. Chryssoula Kandylidi, the sister of Mr. George Economou. Mrs Chryssoula Kandylidi is also the beneficial owner of Fairmont Services Corp. owner of 22.20% of our common stock.

          C. INTEREST OF EXPERTS AND COUNSEL

None.

ITEM 8. FINANCIAL INFORMATION

          A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

          The Company's audited financial statements for the three fiscal years ended February 28, 2005, February 29, 2004, and February 28, 2003, together with the auditor's report, are included in this Annual Report under Item 18 and incorporated herein by reference. These financial statements were prepared in accordance with United Stated generally accepted accounting principles.

          Moore Stephens resigned as our principal independent accountants effective March 1, 2003. The reports of Moore Stephens on our financial statements did not contain any adverse opinions or disclaimers of opinion and were not modified as to uncertainty, audit scope, or accounting principles, other than the going concern paragraphs contained thereon. There were no disagreements with our former accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which if not resolved would have caused our former accountant to make reference to the subject matter of the disagreement(s) in connection with its report.

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

ITEM 9. THE OFFER AND LISTING.

         A. OFFER AND LISTING DETAILS

          4. Disclosure regarding price history

Three Most Recent Years - Annual Highs and Lows(1)

                   Low             High
                   ---             ----
2002               N/A             N/A
2003               N/A             N/A
2004               N/A             N/A

----------
(1) Since the inception of the quoting of the Company's stock on the OTC Bulletin Board, the only trade occurred on August 6, 2001 at a price of $0.475.

          B. PLAN OF DISTRIBUTION

Not applicable.

          C. MARKETS

Our common stock is quoted on the OTC Bulletin Board under the symbol "OMILE". As of August 26, 2005, we had 26 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. Our common stock was first quoted on the OTC Bulletin Board on August 6, 2001. The last quoted closing price of the common stock on the OTC Bulletin Board was $0.475 per share. There has been no trading activity in our stock other than the trade on August 6, 2001.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF THE SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROECDURES

(a)  Evaluation of Disclosure Controls and Procedures.

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  Management's Annual Report of Internal Financial Reporting Controls

Not applicable

(c)  Attestation Report of Independent Registered Public Accounting Firm

Not applicable

(d)  Changes in Internal Controls

Management is responsible for the establishing and maintaining adequate internal control over financial reporting. There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses. Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

We have not yet formed an audit committee, but intend to do so before we engage in business.

ITEM 16B.  CODE OF ETHICS

We have not yet adopted a code of ethics, but intend to do so before we engage in business.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

We did not pay any fees to our accountants in 2005. In 2004, we paid Audit Fees of $12,500 to our accountants.

ITEM 16D.  EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish the financial statements specified by Item 18.

ITEM 18. FINANCIAL STATEMENTS

                                                      AllShips Ltd
                                               A Development Stage Company

                                                     Balance Sheets
                               February 28, 2005, February 29, 2004 and February 28, 2003
                                                            February 28,          February, 29            February 28,
                                                                2005                  2004                    2003
                                                             Unaudited               Audited                Audited
                                                         -----------------    ------------------     -------------------
Cash and cash equivalents                                        $303,134                $2,250                  $3,740
Prepayments                                                             0                 3,278                   3,279
                                                         -----------------    ------------------     -------------------
TOTAL CURRENT ASSETS                                             $303,134                $5,528                  $7,019
                                                         -----------------    ------------------     -------------------
Liabilities and Shareholders' Equity

Accounts payable                                                   72,533                 1,007                 200,261
Accrued expenses                                                        0                43,833                  42,500
Advances from related parties                                                                                    54,213
Due to related parties                                             28,831
                                                         -----------------    ------------------     -------------------
TOTAL CURRENT LIABILITIES                                        $101,364               $44,840                $296,974
                                                         -----------------    ------------------     -------------------
Stockholders' Deficit:
Common stock, $0.0000167 par value, 150,000,000 shares
authorized, 14,138,065 (2004) and 7,924,403 (2003)
shares issued and outstanding                                       2,362                 2,362                   1,321
Additional paid-in capital                                      1,765,101             1,465,101               1,155,459
Accumulated deficit during development stage                   (1,565,693)           (1,506,775)             (1,446,735)
                                                         -----------------    ------------------     -------------------
TOTAL STOCKHOLDERS' EQUITY                                       $201,770              $(39,312)              $(289,955)
                                                         -----------------    ------------------     -------------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                         $303,134                $5,528                  $7,019
                                                         -----------------    ------------------     -------------------

                                                      AllShips Ltd
                                               A Development Stage Company

                                                Statements of Operations
                               February 28, 2005, February 29, 2004 and February 28, 2003
                                                         February 28,          February, 29           February 28,
                                                             2005                  2004                   2003
                                                          Unaudited               Audited               Audited
                                                         ----------------    ------------------    -------------------
Revenue                                                               $0                    $0                     $0
                                                         ----------------    ------------------    -------------------
General and administrative expenses                              (58,918)              (60,040)               (97,006)

Loss from Continuing Operations                                  (58,918)              (60,040)               (97,006)
                                                         ----------------    ------------------    -------------------
Net Loss                                                        $(58,918)             $(60,040)              $(97,006)
                                                         ----------------    ------------------    -------------------

Loss per share of continuing operations - basic and diluted


                                                      AllShips Ltd
                                               A Development Stage Company

                                           Statement of Stockholders' Deficit
                               February 28, 2005, February 29, 2004 and February 28, 2003
                                                               Additional                 Other          Total
                                            Common Stock       Paid-in     Accumulated  Comprehensive  Stockholders'  Comprehensive
                                       Shares         Amount   Capital     Deficit        Income         Deficit        Loss
                                       ------         ------   -------     -------        ------         -------        ----
At March 1, 2001                          7,053,112    1,176   1,024,910   (1,211,474)       0           (185,388)
Issuance of additional common stock         781,291      130     117,064                                  117,194
Net Loss                                                                     (138,255)                   (138,255)     (138,255)
                                         ----------- --------- ----------  -----------   ---------       -----------  -----------
At February 28, 2002                      7,834,403    1,306   1,141,974   (1,349,729)       0           (206,449)
Issuance of additional common stock          90,000       15      13,485                                   13,500
Net Loss                                                                      (97,006)                    (97,006)      (97,006)
                                         ----------- --------- ----------  -----------   ---------       -----------  -----------
At February 28, 2003                      7,924,403    1,321   1,155,459   (1,446,735)       0           (289,955)
Stock issued in connection with           5,943,662      993     296,190                                  297,183
   loan conversions                         270,000       48      13,452                                   13,500
Stock issued as directors compensation                                        (60,040)                    (60,040)      (60,040)
Net Loss                                 ----------- --------- ----------  -----------   ---------       -----------
At February 29, 2004                     14,138,065    2,362   1,465,101   (1,506,775)       0            (39,312)
Issuance of additional common stock      30,000,000              300,000                                  300,000
Net Loss                                                                      (58,918)                    (58,918)      (58,918)
                                        -----------  --------  ---------  -----------    --------        -----------
At February 28, 2005                     44,138,065    2,362   1,765,101   (1,565,693)       0            201,770


                                                    AllShips Ltd
                                             A Development Stage Company

                                                Statements of Operations
                               February 28, 2005, February 29, 2004 and February 28, 2003

                                                            February 28,          February, 29            February 28,
                                                                2005                  2004                    2003
                                                             Unaudited               Audited                Audited
                                                            ----------------    ------------------     -------------------

Cash Flows from Operating Activities:
        Loss from continuing operations                         $(58,918)             $(60,040)               $(97,006)
        Noncash items:
        Stock warrants
        Stock issued as directors compensation                                          13,500                  13,500
        Changes in operating assets and liabilities
        Accounts receivable                                                                                     (3,279)
        Accounts payable                                          71,526              (199,254)                 57,498
        Accrued expenses                                         (43,833)                1,334                   2,535
        Advances from related parties                                  0               (26,000)                 26,000
        Due to Related Parties                                    32,109
                                                        ----------------    ------------------     -------------------
        Net Cash Used in Operating Activities                        884              (270,460)                   (752)

Cash Flows from Financing Activities
        Proceeds from issuance of common stock                   300,000
        Advances from Stockholder                                                      268,970                   3,346
                                                         ----------------    ------------------     -------------------
        Net Cash Provided by Financing Activities                300,000               268,970                   3,346
                                                         ----------------    ------------------     -------------------
Net (Decrease)/Increase in Cash and Cash Equivalents             300,884                (1,490)                  2,594
Cash and Cash Equivalents at beginning of Period                   2,250                 3,740                   1,146
                                                         ----------------    ------------------     -------------------
Cash and Cash Equivalents at End of Period                       303,134                 2,250                   3,740
                                                         ================    ==================     ===================

ITEM 19. EXHIBITS



Exhibit
Number         Description
-------        ---------------

1.1 Memorandum of Association of the Company, as amended by that certain Certificate of Deposit of Memorandum of Increase of Share Capital dated June 30, 1998 (filed as Exhibit 1.1 to the Company's Form 20FR12G filed as of March 14, 2000, No.
               001-15559, and incorporated herein by reference).

1.2 Bye-laws of the Company (filed as Exhibit 1.2 to the Company's Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).

12.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1           Certification of Chief Executive Officer pursuant to 18 U.S.C.
               Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2           Certification of Chief Financial Officer pursuant to 18 U.S.C.
               Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


                            [Signature page follows.]

                                   SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                        ALLSHIPS LTD.


                                        By: /s/ Christopher J. Thomas
                                            -------------------------
                                            Name: Christopher J. Thomas
                                            Title: Chief Financial Officer

Dated: August 29, 2005


23113.0001 #597082