Form 20-F
period 2006-02-28
AllShips Ltd.
filed 2006-08-29
CIK 1083725

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

[_]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended FEBRUARY 28, 2006

                                       OR

[_]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        For the transition period from to

                             Commission file number

                                       OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

        Date of event requiring this shell company report: Not applicable


                                  ALLSHIPS LTD.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                  ALLSHIPS LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


                                     BERMUDA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                                 Covenant House
                                 85 Reid Street
                             Hamilton, Bermuda HM 12
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common stock, $0.000167 par value
--------------------------------------------------------------------------------

                                 Title of class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     As of February 28, 2006, there were 45,230,693 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                [_] Yes   [X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                [_] Yes   [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                [X] Yes  [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

     Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                             [_] Item 17     [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                [X] Yes  [_] No

FORWARD-LOOKING STATEMENTS

AllShips Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we," "us," "our," "The Company," all refer to AllShips Ltd.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                TABLE OF CONTENTS

                                                                           Page

PART I  ......................................................................1

        Item 1   Identity of Directors, Senior Management and Advisers........1
        Item 2   Offer Statistics and Expected Timetable......................1
        Item 3   Key Information..............................................1
        Item 4   Information on the Company...................................4
        Item 4A  Unresolved Staff Comments....................................6
        Item 5   Operating and Financial Review and Prospects.................6
        Item 6   Directors, Senior Management and Employees...................7
        Item 7   Major Shareholders and Related Party Transactions............8
        Item 8   Financial information........................................9
        Item 9   The offer and Listing.......................................10
        Item 10  Additional Information......................................10
        Item 11  Quantitative and Qualitative Disclosures
                 about Market Risk...........................................13
        Item 12  Description of Securities Other than Equity Securities......13

PART II .....................................................................13

        Item 13  Defaults, Dividend Arrearages and Delinquencies.............13
        Item 14  Material Modifications to the Rights of Security
                 Holders and Use of Proceeds.................................13
        Item 15  Controls and Procedures.....................................13
        Item 16A Audit Committee Financial Expert............................13
        Item 16B Code of Ethics..............................................13
        Item 16C Principal Accountant Fees and Services......................13
        Item 16D Exemptions from the Listing Standards for
                 Audit Committees............................................14
        Item 16E Purchases of Equity Securities by the Issuer and
                 Affiliated Purchasers.......................................14

PART III ....................................................................14

        Item 17  Financial Statements........................................14
        Item 18  Financial Statements........................................14
        Item 19  Exhibits....................................................14

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2 Offer Statistics and Expected Timetable

Not Applicable.

Item 3 Key Information

A. Selected Financial Data

The following table sets forth our selected financial data as of February 28, 2002 and 2003, February 29, 2004, and February 28, 2005 and 2006 and for each of the five years in the period ended February 28, 2006. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the financial statements and related notes included herein. The selected financial data for the fiscal years 2004, 2005 and 2006 are derived from our financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") included elsewhere in this annual report. The selected financial data for the fiscal years 2002 and 2003 are derived from our financial statements and related notes previously filed with the Securities and Exchange Commission, restated for the matters described below.


                                                Year Ended February 28,             Year Ended
                                              2002                  2003            February 29,2004      Year Ended February 28,
                                            Restated (1)          Restated (1)       Restated (1)         2005           2006
                                           ------------          ------------       ------------         ----           ----
(in U.S. dollars)

STATEMENT OF LOSS
Revenue                                               $0                   $0                $0                $0              $0

General & administrative expenses               (124,755)             (95,506)          (60,040)         (189,017)       (216,377)

Net Loss                                        (124,755)             (95,506)          (60,040)         (189,017)       (216,377)

Preferential deemed dividend                           0                    0                 0        (1,500,000)              0

Loss attributable to common stockholders       $(124,755)            $(95,506)         $(60,040)      $(1,689,017)      $(216,377)

Loss per common share, basic and diluted(2)        (0.02)               (0.01)            (0.01)            (0.06)          (0.00)

Weighted average basic and diluted
shares outstanding                             7,164,419            7,947,828        10,060,165        27,095,500      45,230,693



                                                Year Ended February 28,             Year Ended
                                              2002                  2003            February 29,2004      Year Ended February 28,
                                            Restated (1)          Restated (1)       Restated (1)         2005           2006
                                           ------------          ------------       ------------         ----           ----
(in U.S. dollars)

BALANCE SHEET DATA
(at period end)

Current assets, including cash                     1,146                7,019             5,528           312,842         125,686
Total assets                                       1,146                7,019             5,528           312,842         125,686
Current liabilities                              194,095              268,474            69,030           158,971         188,192
Total liabilities                                194,095              268,474            69,030           158,971         188,192
Stockholders' equity / (Deficit)                (192,949)            (261,455)          (63,502)          153,871         (62,506)


(1) In 2006, the Company restated its financial statements previously issued for the years ended February 28, 2002, February 28, 2003 and February 29, 2004 (see
Note 9 of our audited financial statements included in this annual report), in order to (a) account for stock-based compensation of 270,000 shares at $0.05 per share at the date they were granted (year ended February 29, 2004) instead of accruing their $13,500 fair value in the prior year ended February 28, 2003, (b)
(i) account for stock-based compensation of 90,000 shares at $0.15 per share at the date they were granted (year ended February 28, 2003); such stock-based compensation was not previously recorded and (ii) reclassify the par value of such shares ($15) from Additional Paid in Capital to Common Stock at the date of their physical issuance (year ended February 29, 2004), (c) reverse accrual for legal expenses which had already been paid (initially paid in the year ended February 28, 2002), (d) account for stock-based compensation of 270,000 shares at $ 0.05 per share at the date they were granted (year ended February 28, 2005) instead of accruing the fair value of shares issued of $ 13,500 prior to their grant date in the year ended February 29, 2004, (e) reclassify, as of February 29, 2004, as a liability $52,690 representing the fair value of 1,053,807 shares issued at $ 0.05 per share to settle stockholder's advances from Common stock and Additional paid-in capital to Due to related parties, as these shares were not physically issued until May 2004. Although the agreement with the Stockholder for such settlement was concluded in February 2004, the liability to the stockholder should not have been derecognized in the financial statements until the shares were actually issued in settlement of the outstanding advances due to stockholder, and (f) adjust, for the year ended February 29, 2004, the weighted average number of common shares to 10,060,165 shares, compared to 12,808,298 shares previously reported, to reflect the number of days outstanding from the grant date of the shares. There was no effect on the loss per common share.

(2) The effect of the above restatement on loss per common share for the years ended February 28, 2002, February 28, 2003 and February 29, 2004, was $(0.00), $(0.00) and $(0.00) per share, respectively.

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk factors

The company has identified the following risk factors as significant. The order in which they appear is not intended to reflect our management's prioritizing of such risks.

WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW. We had net losses of $216,377, $189,017 (before a preferential deemed dividend of $1,500,000) and $60,040 for the years ended February 28, 2006, February 28, 2005 and February 29, 2004. In addition, we had an accumulated deficit of $3,397,169 through February 28, 2006. At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $18,000, including administration, salaries, listing and audit costs.

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

DEPENDENCE ON KEY EMPLOYEES. Our growth and profitability are dependent upon, among other things, the abilities and experience of our management team including Mr. George Economou, our Chairman and Director. If the services of Mr. George Economou or our other directors or executive officers became unavailable, our business, financial condition and results of operations could be adversely affected. In addition, if the services of Mr. Christopher Thomas become unavailable we may face situations where our internal control over financial reporting may not be effective as explained elsewhere in this Form 20-F.

RIGHTS OF SHAREHOLDERS UNDER BERMUDA LAW. We are incorporated under the laws of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management and directors and the rights of our shareholders, are governed by Bermuda law and our Memorandum of Association and Bye-laws. Such principles of law may differ from those that would apply if we were incorporated in a jurisdiction in the United States. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company's shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide that we must indemnify our directors, officers and members of committees to the fullest extent authorized by law. For further information concerning our Memorandum of Association and Bye-laws, see "Item 10 - Additional Information - Memorandum and Articles of Association."

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

Item 4 Information on the Company

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

We are a Bermuda exempted company. A Bermuda exempted company is legislatively exempt from Bermuda's usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens. A Bermuda exempted company may reside in Bermuda, but must carry on its business transactions in other countries. Bermuda exempted companies may not own real estate in Bermuda. There is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders to the Bermuda Government.

A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year. Annual fees are calculated based upon the exempted company's assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year. Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 - $1,200,000
must pay fees of $1,780, $3,635 and $5,610, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 2005, we had assessable capital of $25,000 (150,000,000 authorized shares of common stock with par value of $.000167). Accordingly, our annual fee for the Year 2006 was $3,635. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company's charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

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

B.   Business Overview

We are a company who intends to own and operate ship operating businesses or to acquire ocean-going cargo vessels. We are not presently engaged in any business. Our only plan of operation is seeking a viable shipping business or ships to acquire. At present, we have not identified another business or asset suitable for acquisition. Over the next 12 months, we intend to continue our search to acquire suitable shipping businesses or individual vessels.

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

We will need additional financing or future profitability to continue as a going concern. We will also need additional capital in order to acquire either a shipping company or ocean-going vessel. We plan to raise such funds through a private placement of common stock or by borrowing from a lending institution. There can be no assurance that we will be able to raise such funds. See "Item 5
- Operating and Financial Review and Prospects".

Since our formation, we have explored entering into certain businesses but commenced operations in only one business. In particular:

     o In the spring of 1998, we explored providing Internet services to users in the United Kingdom. On July 2, 1998, we acquired all of the issued and outstanding shares (254,453 shares) of the common stock of Colloquium Ltd. ("Colloquium"), a Scotland based provider of connectivity and value-added Internet services to the United Kingdom, in exchange for 954,964 shares of our common stock.

     o Colloquium generated net operating losses from the date of its acquisition until May 26, 1999. As Colloquium's losses increased, it became clear that additional financing would be required in order to fund its operations, and we were not certain when, if ever, Colloquium would achieve profitability. These factors, among others, led to disagreement between our management and that of Colloquium. In order to avoid continuing liabilities, our Board of Directors determined to sell Colloquium even if that involved realizing a one-time loss. On May 26, 1999, we contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 of our shares held by them. We incurred a loss upon the sale of Colloquium because Colloquium's poor operating performance negatively impacted the subsidiary's value.

     o On September 8, 1998, we entered into a Plan and Agreement of Merger - Reorganization with E&M Management, Inc. whereby, subject to numerous terms and conditions, E&M was to be merged with and into us and we would be the surviving corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations; however, trades in E&M's common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and, on November 2, 1999, the companies terminated the merger agreement by executing a Mutual Termination Agreement and Release. We do not believe that we incurred any liabilities as a result of termination of the merger agreement.

     o During the fiscal year ended February 28, 2002, we entered into negotiations for the acquisition of an Australian software company. Because basic terms could not be agreed upon with that company's management, we terminated our negotiations for such transaction before any letter of intent or other agreements were prepared or executed.

     o Since March 2002, we explored the acquisition of several companies, however, no formal negotiations or agreements were entered into.

C.   Organizational Structure

We are not a member of any group of companies. We do not presently have any subsidiaries, although if we are successful in implementing our plan of operation and identifying a company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

D.   Property, Plant and Equipment

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $117,408 as of February 28, 2006. We have no office facilities or real property holdings. Our registered office is located at the offices of Atlantic Corporate Management, Warner Building, 85 Reid Street, Hamilton, Bermuda HM 12. Our registered office address is provided by Atlantic Corporate Management Ltd., our corporate Secretary, in exchange for an annual fee of $4,000. Atlantic Corporate Management Ltd. can terminate this arrangement for any reason at 120 days notice. We believe that our existing arrangement is adequate to meet our current needs.

Item 4A  Unresolved Staff Comments

None.

Item 5 Operating and Financial Review and Prospects

A.   Operating Results

The following discussion is based on our audited financial data for the years ended February 28, 2006, 2005 and 2004. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses. We are not presently engaged in that or any other business, and our sole activity is seeking shipping companies and individual ocean-going cargo vessels to acquire. We have not begun new operations since selling Colloquium because we have not acquired any company or individual asset.

The Company's expenses are primarily administrative in nature and include salaries, professional fees, legal fees, and transfer agent fees. Our general and administrative expenses increased from $189,017 in 2005 to $216,377 in 2006 primarily due to higher audit fees. Our general and administrative expenses increased from $60,040 in 2004 to $189,017 in 2005 primarily due to increased directors' remuneration expenses. Similarly, our net loss for 2006 was $216,377 compared to a net loss in 2005 and 2004 of $189,017 and $60,040, respectively. The 2005 net loss does not include a preferential deemed dividend (see Note 5 to our audited financial statements) of $1,500,000 which increased the 2005 loss attributable to common stockholders to $1,689,017.

B.   Liquidity and Capital Resources

As of February 28, 2006, our total cash and cash equivalents was $117,408 and our total current assets were $125,686 and our current liabilities were $188,192. At the prior year end of February 28, 2005 our total cash and cash equivalents was $312,842 and our total current assets were $312,842 and our current liabilities were $158,971.

During our fiscal year ending February 28, 2006 and 2005, the Company derived most of its operating capital from the issuance of 30,000,000 shares at $0.01 thereby raising $300,000 on September 28, 2004. We have no planned capital expenditures at this time; however the implementation of our business plan will require additional capital.

Operating activities absorbed cash of $190,185 in the year ended February 28, 2006, compared to $21,700 in the year ended February 28, 2005 and $244,460 in the year ended February 29, 2004. This amount was used for administrative expenses, including salaries accounting and legal.

Investing activities for 2006 absorbed $5,249 being advances to a related party. For 2005 and 2004 there was no net cash used in or provided by investing activities.

Net cash provided by financing activities was $0 for 2006, compared to $332,292 for 2005 and $242,970 for 2004. The 2005 amount reflects the proceeds ($300,000) from issuance of common stock and advances ($32,292) we received from our stockholders and certain related parties. The 2004 amount represents advances from our then major stockholder.

Our working capital deficit, defined as the excess of our current assets over our current liabilities, was $62,506 at February 28, 2006 compared to a surplus of $153,871 at February 28, 2005.

We do not presently have any borrowing facility established with a financial institution. We will require additional capital to fund our operations in the future. We anticipate raising such additional capital through a private offering of our securities or by borrowing from a lending institution.

C.   Research and Development, Patents and Licenses

Not applicable.

D.   Trend Information

Not applicable as the Company is not an operating company.

E.   Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 6  Directors, Senior Management and Employees

A.   Directors and Senior Management

The following sets forth the name of our directors, executive officers and key employees, the positions and offices held by each such person, and the period each such person has held such position.

Name                                Position Held and Term
----                                ----------------------

George Economou                     Chairman and Director since August 23, 2004.

Aristidis Ioannidis                 Director since August 23, 2004.

Christopher J. Thomas               Director since August 23, 2004.

Atlantic Corporate Management       Secretary from January 1, 2004.

The following is a description of the business experience and other positions held by each of our directors and key employees:

George Economou - has been actively involved in the shipping industry for over 25 years. After graduating from the Massachusetts Institute of Technology in 1976 with a B.A. and an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management, George Economou commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1978 until 1981 he worked as Sale and Purchase Manager at Brokerage and Management in New York. From 1981 to 1986 he held the position of General Manager of Oceania Maritime Agency in New York. In 1986 he invested and participated in the formation of numerous individual shipping companies. Mr. Economou is also on the board of directors of DryShips Inc., a company with securities registered under the Securities Exchange Act of 1934.

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

Christopher J. Thomas - is our Chief Financial Officer. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also on the board of directors of DryShips Inc. and TOP Tankers Inc. each of which is a publicly traded company with securities registered under the Securities Exchange Act of 1934, From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Atlantic Capital Management is a Bermuda corporation providing professional services to other Bermuda corporations. The Company entered into a contract for Atlantic Capital Management to serve as the registered office and secretary of the Company effective as of January 1, 2004.

B.   Compensation

During the year ended February 28, 2006 an aggregate of $55,000 compensation was paid to our officers or directors in their capacity as officers and directors.

We did not set aside any amounts during the last fiscal year to provide pension, retirement or similar benefits for our directors and officers. On June 5, 2000, our shareholders approved our 2000 Outside Directors' Stock Option Plan and set aside 100,000 shares of our common stock for issuance there under. Under the terms of the Outside Directors' Plan, each non-employee director will automatically be eligible to receive an option, which option may be granted by a committee of our board of directors, to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance there under. The Stock Incentive Plan allows a committee of our Board of Directors to make awards of a variety of equity-based incentives to officers and key employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights; and is intended to enhance our ability to attract and retain key personnel. As of the date of this Annual Report, no options have been granted pursuant to the Outside Directors' Plan or the Stock Incentive Plan.

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

D.   Employees

We have no full time or part time employees, except for senior management and the Board of Directors.

E.   Share Ownership

Other than as set forth below under "Item 7 - Major Shareholders and Related Party Transactions," as of August 24, 2006, none of our directors or officers owned any of our common stock.

Item 7  Major Shareholders and Related Party Transactions

A.   Major Shareholders

To the best of our management's knowledge, the following are the only owners of more than 5% of the Company's issued and outstanding common stock as at August 24, 2006.

                                        No. of                    Percentage
      Name                              Shares Owned              of Class
      ----                              ------------              --------

     Eurotrade Marine Inc.(1)           16,103,227                35.60%

     Fairmont Services Corp.            10,064,517                22.25%

     Gulfwind Maritime Inc.              6,038,710                13.35%

(1) Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that beneficially owns 100% of Eurotrade Marine Inc.

None of the above shareholders have different voting rights from other shareholders of the Company. All of our common shares have equal voting rights.

B.   Related Party Transactions

In the years ended February 28 2006, 2005 and February 29, 2004 we paid $0, $5,142 and $2,000, respectively, to Barons SA and Barons Financial Services S.A. in respect of financial services provided to the Company. Both companies are controlled by Mr. Eric Kohn, the Company's controlling shareholder and director until August 23, 2004. As of February 28, 2005 and 2006, there were no amounts due to these two companies.

On September 9, 2003 and February 28, 2004, the Board of Directors resolved to issue 4,889,855 shares and 1,053,807 shares, respectively, to settle advances from Mr. Eric Kohn in the amounts of $244,493 and $52,690, respectively. The 4,889,855 shares and the 1,053,807 shares were issued on October 7, 2003 and on May 28, 2004, respectively. Further, on August 3, 2004, the Board of Directors resolved to issue 645,832 shares to settle advances from Mr. Eric Kohn in the amount of $32,292. The 645,832 shares were issued on August 11, 2004.

In the year ended February 28, 2005 Cardiff Marine Inc. ("Cardiff"), a company with which we are under common control, made direct payments to third parties on behalf of us up to an amount of $30,219 for some of our operating expenses. The account with Cardiff as of February 28, 2005 was settled in January 2006.

In the year ended February 28, 2006 we made direct payments to third parties on behalf of Cardiff up to an amount of $5,249. The account with Cardiff as of February 28, 2006 was settled in July 2006.

The General Manager of Cardiff is also one of the Company's directors.

C.   Interests of Experts and Counsel

Not Applicable.

Item 8  Financial information

A.   Consolidated Statements and Other Financial Information.

See Item 18.

Legal Proceedings

Except as described below, no legal proceedings are known to us to be contemplated, or threatened by or against us, by any party including any governmental authority.

In 1999, we commenced litigation in Bermuda against Colloquium, Brian McMillan and Catherine Matherson (two former directors) in relation to the withdrawal of $50,691 from our bank account and seeking the return of the approximately $24,000 paid by us into Colloquium's treasury as part of the May 26, 1999 Agreement for the sale of Colloquium, a copy of which was filed as Exhibit 3.3 to our Form 20-F filed on December 16, 1999. We claimed that the withdrawal of funds was unauthorized and that the $24,000 payment made to Colloquium under the May 26, 1999 agreement was made in error after a material default under that agreement by Brian McMillan and Colloquium. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs. On June 29, 1999, we initiated an interdict proceeding in the Court of Session in Scotland seeking an injunction to prevent the disposal of assets and seeking the repayment of $50,691. We initiated the interdict proceeding in Scotland because the defendants and their assets are located in that country.

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

In November, 2001 the amount of Pound Sterling 10,000 (equivalent to $15,000) was deposited to a Special Deposit account held with the Royal Bank of Scotland, in the name of the Accountant of Court, as security of Colloquium's judicial expenses to await the outcome of the litigation. This amount was expensed in the year ended February 28, 2002. At that time, Colloquium's judicial expenses were estimated to be in the region of approximately Pound Sterling 15,000.

In 2004 we entered into negotiations for an out of court settlement with Colloquium representatives who requested a payment towards their judicial expenses; however, such negotiations proved unsuccessful and, since then there has been no communication from Colloquium representatives. According to our legal counsel there is reasonable possibility that we will be required to pay for Colloquium's judicial expenses. However, the ultimate outcome of this litigation cannot be determined.

Dividend policy

The Company has not paid dividends in any of the last three fiscal years and we have no plans to pay dividends in the foreseeable future.

B. Significant Changes

Not Applicable.

Item 9  The offer and Listing

A. Offer and listing details

Three Most Recent Years - Annual Highs and Lows (1)

                           Low             High
                           ---             ----

 2004                      N/A             N/A
 2005                      N/A             N/A
 2006                      N/A             N/A

----------
(1) Since the inception of the quoting of the Company's stock on the OTC Bulletin Board, the only trade occurred on August 6, 2001 at a price of $0.475.

B.   Plan of Distribution

Not applicable.

C.   Markets

Our common stock is eligible for trading on the pink sheets under the symbol OMILF.PK. As of August 24, 2006, we had 30 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. Our common stock was first quoted on the OTC Bulletin Board on August 6, 2001. The last quoted closing price of the common stock on the OTC Bulletin Board was $0.475 per share. There has been no trading activity in our stock other than the trade on August 6, 2001.

Item 10  Additional Information

A.   Share Capital

Not Applicable

B.   Memorandum and articles of association

Company's Objects and Purposes

The objects for which the Company was formed and incorporated are: to carry on the business of developing, designing, marketing, selling, researching and dealing in information technology, office automation, electronic equipment, computers and computer programs, data transmission products and systems and related equipment and supplies of all kinds; to provide facility management services by the accommodation, maintenance, supervision and management of computer installations, computer hardware and software and all appurtenances thereof, as agent for the buyer or hirer of such installations and equipment; and to act as consultants, managers and advisors in connection with the business described in objects (i) and (ii). The objects for which the Company was formed also include paragraphs (b) to (n) and (p) to (u) inclusive of the Second Schedule to the Bermuda Companies Act, 1981 (the "Companies Act") which such items include: the business of: packaging of goods of all kinds; buying, selling and dealing in goods of all kinds; designing and manufacturing of goods of all kinds; mining and quarrying and exploration for metals, minerals, fossil fuels and precious stones of all kinds and their preparation for sale or use; exploring for, the drilling for, the moving, transporting and refining petroleum and hydro carbon products including oil and oil products; scientific research including the improvement, discovery and development or processes, inventions, patents and designs and the construction, maintenance and operation of laboratories and research centres; land, sea and air undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds; ships and aircraft owners, managers, operators, agents, builders and repairers; acquiring owning, selling, chartering, repairing or dealing in ships and aircraft; travel agents, freight contractors and forwarding agents; dock owners, wharfingers, warehousemen; ship chandlers and dealing in rope, canvas oil and ship stores of all kinds; all forms of engineering; farmers, livestock breeders and keepers, graziers, butchers, tanners and processors of and dealers in all kinds of live and dead stock, wool, hides, tallow, grain, vegetables and other produce; acquiring by purchase or otherwise and holding as an investment inventions, patents, trade marks, trade names, trade secrets, designs and the like; buying, selling, hiring, letting and dealing in conveyances of any sort; employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kind; to acquire by purchase or otherwise and hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wheresoever situated; and to enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligation of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations or trust or confidence. The Company also has the powers as set out in clause no. 7 of the memorandum of association.

Modification of Rights

Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy-five percent of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of our bye-laws as to general meetings of the Company shall apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy any of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting. Our board of directors shall be such number not less than two as the Company in general meeting from time to time determines.

Each director shall be elected to serve until re-elected or his successor is appointed at the next annual general meeting, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Company, in general meeting, has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered.

Stockholder Meetings

Under our bye-laws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of Bermuda. The Company in general meeting or the Board may fix any date as the record date for any dividend, distribution, allotment or issue or for the purpose of identifying the persons entitled to receive notices of general meetings.

Limitations on Liability and Indemnification of Officers and Directors

The Companies Acts authorize corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties.

Our bye-laws provide that we must indemnify our directors, officers and members of committees to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulations and all reasonable legal and other costs and expenses properly payable to our directors, officers and members of committees. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive offices.

The indemnification provisions in our amended memorandum of association and bye-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors, officers and members of committees, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and members of committees pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of
our  directors,   officers,   members  of  committees  or  employees  for  which
indemnification is sought.

Election and Removal of Directors

The Company may in special general meeting called for that purpose remove a director provided notice of any such meeting shall be served upon the director concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. This provision may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Anything which may be done by resolution of the Company in general meetings or by resolution of a meeting of any class of shareholders of the Company, may, without a meeting and without any previous notice being required, be done by resolution in writing signed by all shareholders who at the date of the resolution would be entitled to attend the meeting and vote on the resolution. The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than annual general meetings which shall be called special general meetings.

C.   Material Contracts

We have no material contracts, as currently we do not have any operations.

D.   Exchange Controls

Under Bermudan law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.   Taxation

United States Taxation

Not Applicable.

Bermuda Tax Considerations

We are a Bermuda exempted company. A Bermuda exempted company is legislatively exempt from Bermuda's usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens. There is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders to the Bermuda Government.

F.   Dividends and paying agents

Not Applicable.

G.   Statement by experts

Not Applicable.

H.   Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.   Subsidiary information

Not Applicable.

Item 11  Quantitative and Qualitative Disclosures about Market Risk

Not Applicable.

Item 12  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15  Controls and Procedures

(a) Disclosure  Controls and Procedures.  An evaluation of the  effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report was carried out under the supervision, and with the participation of the Principal Executive Officer and Principal Financial Officer. Disclosure controls and procedures are defined under Securities and
Exchange Commission ("SEC") rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its Principal Executive and Principal Financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. As a result of the material weaknesses described below which resulted in the restatement of the Company's financial statements for the years ended February 29, 2004 and February 28, 2003 and 2002, as explained elsewhere in this Form 20-F, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of February 28, 2006 and 2005 and as of February 29, 2004. Since February 28, 2006, management has made changes to remediate the material weaknesses described below. The Company's Principal
Executive Officer and Principal Financial Officer believe that the material weaknesses in the Company's internal control over financial reporting with respect to the matters which resulted in the restatement of the Company's financial statements have been remediated by improving their understanding of the requirements of U.S. generally accepted accounting principles with respect to accrued legal expenses, stock-based compensation and settlement of liabilities with common stock. Furthermore, procedure has been put in place to review minutes of the meetings of the Board of Directors and Shareholders before issuing financial statements to ensure any matters reviewed and approved by the Board of Directors or shareholders having financial statement impact are properly reflected therein. We evaluated the effectiveness of the Company's disclosure controls and procedures at July 31, 2006. Based on that evaluation the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 as amended, is recorded, processed, summarised and reported within the time periods specified in the SEC's rules and regulations.

(b) Management's Report on Internal Control Over Financial Reporting. Although the Company is not required to file the report required by Item 15(b) of Form 20-F for its fiscal years ended February 29, 2004, or February 28, 2005 or 2006, the Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Effective internal control over financial reporting can only provide reasonable assurance that the objectives of the control process are met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Further, the design of internal control over financial reporting includes the consideration of the benefits of each control relative to the cost of the control.

In the Company's 2005 annual report on Form 20-F, filed on August 30, 2005, in the section entitled "Item 15 - Controls and Procedures - Changes in Internal Controls" management stated its belief that the Company's disclosure controls and procedures were adequate to enable the Company to comply with its disclosure obligations. As a result of the restatement of its financial statements management has concluded that material weaknesses in internal control over financial reporting existed as of February 28, 2006 and 2005 and as of February 29, 2004.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The Company restated its financial statements previously issued for the years ended February 28, 2002, February 28, 2003 and February 29, 2004, in order to
(a) account for stock-based compensation of 270,000 shares at $0.05 per share at the date they were granted (year ended February 29, 2004) instead of accruing their $13,500 fair value in the prior year ended February 28, 2003, (b) (i) account for stock-based compensation of 90,000 shares at $0.15 per share at the date they were granted (year ended February 28, 2003); such stock-based compensation was not previously recorded and (ii) reclassify the par value of such shares ($15) from Additional Paid in Capital to Common Stock at the date of their physical issuance (year ended February 29, 2004), (c) reverse accrual for legal expenses which had already been paid (initially paid in the year ended February 28, 2002), (d) account for stock-based compensation of 270,000 shares at $ 0.05 per share at the date they were granted (year ended February 28, 2005) instead of accruing the fair value of shares issued of $ 13,500 prior to their grant date in the year ended February 29, 2004, (e) reclassify, as of February 29, 2004, as a liability $52,690 representing the fair value of 1,053,807 shares issued at $ 0.05 per share to settle stockholder's advances from Common stock and Additional paid-in capital to Due to related parties, as these shares were not physically issued until May 2004. Although the agreement with the Stockholder for such settlement was concluded in February 2004, the liability to the stockholder should not have been derecognized in the financial statements until the shares were actually issued in settlement of the outstanding advances due to stockholder, and (f) adjust, for the year ended February 29, 2004, the weighted average number of common shares to 10,060,165 shares, compared to 12,808,298 shares previously reported, to reflect the number of days outstanding from the grant date of the shares. There was no effect on the loss per common share.

Management has concluded that the Company's internal control over financial reporting was not effective as of February 28, 2006 and 2005 and as of February 29, 2004, solely as a result of the restatement of the Company's results as described above (for Management's remediation actions see discussion in (a) above).

(c)  Attestation Report of Independent Registered Public Accounting Firm

Not applicable

(d)  Changes in Internal Controls

There have been no significant changes in our internal controls subsequent to the date of our most recent evaluation of internal controls.

Item 16A  Audit Committee Financial Expert

The Company has not appointed an Audit Committee or an Audit Committee financial expert because the Company is not currently an operating company and the Board has determined that the full Board of Directors is able to more efficiently perform the Audit Committee functions.

Item 16B  Code of Ethics

The Company has not adopted a code of ethics because the Company is not an operating company.

Item 16C  Principal Accountant Fees and Services.

Audit Fees

Our principal Accountants for the year ended February 28, 2006 and 2005 were Ernst & Young (Hellas), Certified Auditors Accountants S.A. For the audit of 2006 and 2005 they billed us Euro 68,250 and Euro 54,494, respectively. There were no tax and audit related fees billed.

We have not paid any other fees to our Accountants except as listed above. All fees paid to our Accountants are approved in advance by our Board of Directors.

Item 16D  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17  Financial Statements

See Item 18

Item 18  Financial Statements

The financial statements in response to this item are set forth on pages F-1 through F-13 and are filed as a part of this annual report.

Item 19  Exhibits


Exhibit Number      Description
--------------      -----------

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

2.1 Form of Share Certificate (filed as Exhibit 2.1 to the Company's Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).

12.1                Rule   13a-14(a) / 15d-14(a)   Certification   of  Principal
                    Executive Officer

12.2                Rule   13a-14(a) / 15d-14(a)   Certification   of  Principal
                    Financial Officer

13.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                  ALLSHIPS LTD.
                      (FORMERLY OMNINET INTERNATIONAL LTD.)
                          Index To Financial Statements



                                                                           Page

Report of Independent Registered Public Accounting Firm                     F-2

Balance Sheets as of February 28, 2005 and 2006                             F-3

Statements of Loss for the years ended February 29, 2004
(as restated), February 28, 2005 and February 28, 2006                      F-4

Statements of Stockholders'  Equity  (Deficit) for
the years ended February 29, 2004 (as restated),
February 28, 2005 and February 28, 2006                                     F-5

Statements of Cash Flows for the years ended February 29, 2004
(as restated), February 28, 2005 and February 28, 2006                      F-6

Notes to Financial Statements                                               F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
AllShips Ltd.
(Formerly Omninet International Ltd.)

We have audited the accompanying balance sheets of AllShips Ltd. as of February 28, 2005 and 2006 and the related statements of loss, stockholders' equity
(deficit) and cash flows for each of the three years in the period ended February 28, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllShips Ltd. at February 28, 2005 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 3, the Company has no source of revenue, has continued to incur losses, and has a working capital deficiency and stockholders' deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments relating to the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

As further discussed in Note 9 to the financial statements, the Company restated its financial statements as of and for the year ended February 29, 2004 with respect to an accrual for legal expenses, stock-based compensation and settlement of liabilities with common stock.


                  /s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
August 22, 2006

ALLSHIPS LTD.
(Formerly Omninet International Ltd.)
Balance Sheets
February 28, 2005 and 2006
(Expressed in U.S. Dollars)

                                                         2005            2006
                                                         ----            ----

ASSETS

CURRENT ASSETS

   Cash                                              $   312,842    $   117,408
   Prepaid expenses                                            -          3,029
   Due from a related party                                    -          5,249
                                                      -----------    -----------

      Total current assets                               312,842        125,686
                                                      ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable                                  $     7,763    $    28,500
   Accrued liabilities                                   120,989        159,692
   Due to a related party                                 30,219              -
                                                      -----------    -----------

      Total current liabilities                          158,971        188,192
                                                      ===========    ===========

COMMITMENTS AND CONTINGENCIES (Note 8)                         -              -
                                                      ===========    ===========

STOCKHOLDERS' EQUITY / (DEFICIT)

Common stock, $0.000167 par value;
150,000,000 shares authorized;
44,873,897 and 45,230,693 issued
and outstanding as at February 28,
2005  and 2006, respectively                               7,495          7,555
Additional paid-in capital                             3,327,168      3,327,108
Accumulated deficit                                   (3,180,792)    (3,397,169)
                                                      -----------    -----------

      Total stockholders' equity (deficit)               153,871        (62,506)
                                                      -----------    -----------

      Total liabilities and stockholders'
      equity (deficit)                               $   312,842    $   125,686
                                                      ===========    ===========

The accompanying notes are an integral part of these financial statements.


ALLSHIPS LTD.
(Formerly Omninet International Ltd.)
Statements of Loss
For the years ended February 29, 2004, February 28, 2005 and February 28, 2006
(Expressed in U.S. Dollars)

                                                                               2004               2005              2006
                                                                               ----               ----              ----
                                                                           (as restated,
                                                                            see  Note 9)
General and administrative expenses                                       $  (58,040)        $   (183,875)       $ (216,377)
General and administrative expenses - related party                           (2,000)              (5,142)                 -
                                                                          -----------        ------------        -----------
Net Loss                                                                  $  (60,040)        $   (189,017)       $ (216,377)
                                                                          ===========        ============        ===========
Preferential deemed dividend (Note 5)                                     $         -        $ (1,500,000)       $         -
                                                                          -----------        ------------        -----------
Net loss attributable to common stockholders                              $  (60,040)        $ (1,689,017)       $ (216,377)
                                                                          ===========        ============        ===========
Loss per common share, basic and diluted                                  $    (0.01)        $      (0.06)       $    (0.00)
                                                                          ===========        ============        ===========
Weighted average number of common shares, basic and diluted               10,060,165           27,095,500        45,230,693
                                                                          ===========        ============        ===========

The accompanying notes are an integral part of these financial statements.


ALLSHIPS Ltd.
(Formerly Omninet International Ltd.)
Statements of Stockholders' Equity (Deficit)
For the years ended February 29, 2004, February 28, 2005 and February 28, 2006
(Expressed in U.S. Dollars)


                                                                 Common Stock          Additional
                                            Comprehensive  -------------------------    Paid-in      Accumulated
                                                Loss       # of Shares     Par Value    Capital        Deficit           Total
                                                ----       -----------     ---------    -------        -------            -----
Balance, March 1, 2003, as restated (Note 9)                  7,924,403      $  1,321   $  1,168,959   $ (1,431,735)    $ (261,455)
Common stock issued in settlement of
stockholders' advances                                        4,889,855           817        243,676              -        244,493
Common stock issued in settlement of
directors' stock-based compensation                             270,000            48         13,452              -         13,500
Common stock issued in settlement of
directors' stock-based compensation                              90,000            15            (15)             -              -
Net loss                                       (60,040)               -             -              -        (60,040)      (60,040)

Comprehensive loss                             (60,040)


Balance, February 29, 2004,
as restated (Note 9)                                         13,174,258      $  2,201   $  1,426,072   $ (1,491,775)   $  (63,502)
Common stock issued in settlement of
stockholders' advances                                          645,832           108         32,184              -         32,292
Common stock issued in settlement of
stockholders' advances                                        1,053,807           176         52,514              -         52,690
Issuance of common stock                                     30,000,000         5,010        294,990              -        300,000
Preferential deemed dividend                                          -             -      1,500,000     (1,500,000)             -
Stock-based compensation expense                                      -             -         21,408               -        21,408
Net loss                                      (189,017)               -             -              -       (189,017)      (189,017)

Comprehensive loss                            (189,017)


Balance, February 28, 2005                                   44,873,897      $  7,495   $  3,327,168   $ (3,180,792)   $   153,871
Common stock issued in settlement of
directors' stock-based compensation                             356,796            60            (60)             -              -
Net loss                                      (216,377)               -             -              -       (216,377)      (216,377)

Comprehensive loss                            (216,377)


Balance, February 28, 2006                                   45,230,693         7,555      3,327,108     (3,397,169)      (62,506)


The accompanying notes are an integral part of these financial statements.


ALLSHIPS LTD.
(Formerly Omninet International Ltd.)
Statements of Cash Flows
For the years ended February 29, 2004, February 28, 2005 and February 28, 2006
(Expressed in U.S. Dollars)

                                                                                2004                2005                2006
                                                                                ----                ----                ----
                                                                            (as restated,
                                                                             see Note 9)
Cash flows from operating activities
Net Loss                                                                    $  (60,040)         $ (189,017)           $(216,377)
Non cash items:
    Stock-based compensation expense                                             13,500              21,408                   -
Changes in operating assets and liabilities:
    Prepaid expenses                                                                  1               3,278              (3,029)
    Accounts payable                                                          (199,254)               6,756               20,737
    Accrued liabilities                                                           1,333             105,656               38,703
    Due to/from related parties                                                       -              30,219             (30,219)

Net cash used in operating activities                                       $  (244,460)         $  (21,700)          $(190,185)


Cash flows from investing activities
    Advances to related parties                                                       -                   -              (5,249)

Net cash used in investing activities                                                 -                   -              (5,249)


Cash flows from financing activities
    Proceeds from issuance of common stock                                            -             300,000                   -
    Advances from stockholder and related parties                               269,970              32,292                   -
    Cash repaid to stockholder and related parties                              (27,000)                  -                   -


Net cash provided by financing activities                                   $   242,970         $   332,292           $       -

Net (decrease) increase in cash                                                  (1,490)            310,592            (195,434)
Cash, beginning of year                                                           3,740               2,250             312,842


Cash, end of year                                                           $     2,250         $   312,842           $ 117,408


SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash financing activities:
Settlement of advances from stockholder with shares of common stock
                                                                            $   244,493         $    84,982           $       -


The accompanying notes are an integral part of these financial statements.

AllShips Ltd.
(Formerly Omninet International Ltd.)
Notes to Financial Statements February 28, 2005 and 2006
(Expressed in United States Dollars)

1.   Basis of Presentation and General Information:

     The accompanying financial statements include the accounts of AllShips Ltd. (the "Company") which was incorporated in Bermuda on March 24, 1998 under the name of Omninet International Ltd. On August 20, 2004 the Company's major stockholder (Mr. Eric Kohn) sold his shares in the Company (representing approximately 69% of the Company's outstanding common stock) to 8 Marshall Island companies beneficially owned by Mr. George Economou and members of his family (the "New Majority Stockholders"), at a price of $ 0.06 per share. The Company was renamed to AllShips Ltd. on March 18, 2005. The Company has no operations.

2.   Significant Accounting Policies:

     (a)  Basis of Preparation:  The accompanying financial statements have been
          prepared  in  accordance  with  U.S.  generally  accepted   accounting
          principles.

     (b) Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar. The Company's books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the reporting date exchange rates. Resulting gains or losses are included in General and administrative expenses in the accompanying statements of loss. There were no material gains or losses during any of the periods presented.

     (d) Stock-Based Compensation: Stock-based compensation related to employee service and shares issued to non-employee directors for services provided as directors is recognized using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25"), and thus there is no compensation expense for options granted with exercise prices equal to the fair value of common stock on the date of grant. Compensation expense associated with awards that immediately are vested or attributable to past services is recognized when granted and Additional paid-in capital is credited. Upon issuance of the awarded shares, their par value is reclassified from Additional paid-in capital to Common stock.

     (e) Loss Per Common Share: Basic loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock result in the issuance of such stock. The Company had no dilutive securities during the periods presented. For purposes of computing basic and diluted loss per common share, shares without vesting conditions committed to be issued under stock-based compensation arrangements or in settlement of stockholders' advances are considered outstanding on the grant date or the date the shares were actually issued in settlement of the outstanding advances due to stockholders, respectively. Net loss attributable to common stockholders for the year ended February 28, 2005 includes a preferential deemed dividend of $1,500,000, as further discussed in Note 5.

     (f)  Recent Accounting Pronouncements:

          SFAS No.123(R): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than March 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) on March 1, 2006. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

          o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

          o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

          The Company plans to adopt Statement 123(R) using the modified-prospective method. The Company currently applies the intrinsic value method of accounting for share-based payments in accordance with APB 25. Historically, the Company has limited its share-based payments activity to grants of Company shares with no future vesting conditions to non-employee directors for their services as directors (a practice that has been discontinued since November
          2004) and, as such, there is no pro forma impact for the application of FAS 123 for all periods presented. Furthermore, the Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations, financial position or cash flows.

          SFAS No.154: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB
          20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning March 1, 2006.

3.   Liquidity:

     The Company has no source of revenues and has continued to incur losses. As of February 28, 2006, the Company had negative working capital of $62,506 and stockholders' deficit of an equal amount. In order for the Company to continue as a going concern it will require additional funding from its stockholders or borrowings from a lending institution. Management's intention is to seek such funding; however, there can be no assurance that the Company will be able to raise such funding.

4.   Related Party Transactions:

     General and administrative expenses in the accompanying statements of loss for 2004, 2005 and 2006 include $2,000, $5,142 and $0, respectively, paid to Barons S.A. and Barons Financial Services S.A. in respect of financial services provided to the Company. Both companies were controlled by Mr. Eric Kohn, the Company's controlling shareholder and director until August 23, 2004. As of February 28, 2005 and 2006, there were no amounts due to these two companies.

     On September 9, 2003 and February 28, 2004, the Board of Directors resolved to issue 4,889,855 shares and 1,053,807 shares, respectively, to settle advances from Mr. Eric Kohn in the amounts of $244,493 and $52,690, respectively. The 4,889,855 shares and the 1,053,807 shares were issued on October 7, 2003 and on May 28, 2004, respectively. Further, on August 3, 2004, the Board of Directors resolved to issue 645,832 shares to settle advances from Mr. Eric Kohn in the amount of $32,292. The 645,832 shares were issued on August 11, 2004 (Note 5).

     The amount of $30,219 included in the accompanying February 28, 2005 balance sheet represents amounts due to Cardiff Marine Inc. ("Cardiff"), a related through common control company, as a result of Cardiff's direct payments to third parties, on behalf of the Company, of some of the
     Company's  operating  expenses.   Cardiff  is  beneficially  owned  by  the
     Company's New Majority Stockholders. The account with Cardiff as of February 28, 2005 was settled in January 2006.

     The amount of $5,249 included in the accompanying February 28, 2006 balance sheet represents amounts due from Cardiff as a result of the Company's direct payments to third parties, on behalf of Cardiff. The account with Cardiff as of February 28, 2006 was settled in July 2006.

     The General Manager of Cardiff is also one of the Company's directors.

5.   Common Stock:

     Under the Company's Articles of Incorporation the Company's authorized capital stock consists of 150,000,000 shares of common stock, par value $0.000167 per share. The Board of Directors shall have the authority to establish series of preferred stock and to designate preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions.

     During the year ended February 29, 2004 the following issuances of common stock took place:

     o On September 18, 2003, (a) 20,000 shares to each of Mssrs Jeffrey Conyers, Michael Schroter and Martin Horst and (b) 30,000 shares to Mr. Eric Kohn, as compensation for services as directors. These shares were valued at a price of $0.15 per share, the estimated fair market value at the date of grant as determined by management. As these shares were granted on November 6, 2002, the related compensation expense was recorded in the financial statements for the fiscal year 2003;

     o On October 7, 2003, 4,889,855 shares to Mr. Eric Kohn at a price of $0.05 per share in settlement of cash advances received from Mr. Kohn; and

     o On January 16, 2004, (a) 60,000 shares to each of Mssrs Jeffrey Conyers, Michael Schroter and Martin Horst and (b) 90,000 shares to Mr. Eric Kohn, as compensation for services as directors. These shares were valued at a price of $0.05 per share, the estimated fair market value at the date of grant as determined by management.

     During the year ended February 28, 2005 the following issuances of common stock took place:

     o    On May 28, 2004 and on August 11, 2004,  1,053,807  shares and 645,832 shares, respectively, to Mr. Eric Kohn at a price of $0.05 per share in settlement of cash advances received from Mr. Kohn; and

     o On October 6, 2004, 30,000,000 shares to the Company's New Majority Stockholders at a price of $0.01 per share for a total cash consideration of $300,000. The difference between the fair value of $
          0.06 per share as evidenced by the share purchase which occurred in August 2004 between unrelated parties (as discussed in Note 1, above) and the issuance at $ 0.01 per share, is accounted for and reflected as a preferential deemed dividend, increasing the 2005 loss attributable to common stockholders and the accumulated deficit by $ 1,500,000.

     During the year ended February 28, 2006 the following issuances of common stock took place:

     o On January 18, 2006, the Company issued 90,000 shares, 88,932 shares, 88,932 shares and 88,932 shares to its former directors Messrs Eric Kohn, Jeffrey Conyers, Michael Schroter and Martin Horst, respectively. These shares were granted to the former directors as compensation for their services rendered for the year ended February 29, 2004 and for the period from March 1, 2004 to August 23, 2004, the date they resigned and as approved at the annual general meeting held on November 12, 2004. These shares were valued at a price of $0.06 per share, the estimated fair market value at the grant date as determined by the management and the related expense is included in General and administrative expenses in the accompanying 2005 statement of loss.

6.   Taxation:

     Under Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The company has received Tax Assurance from the Minister of Finance in Bermuda indicating that in event of any subsequent legislation imposing such taxes, the Company will be exempted from resulting taxation until the year 2016.

7.   Stock Option Plans

     On June 5, 2000, Company's stockholders approved the 2000 Outside Directors' Stock Option Plan and set aside 100,000 shares of the Company's common stock for issuance there under. Under the terms of the Outside Directors' Plan, each non-employee director will automatically be eligible to receive an option, which option may be granted by a committee of the board of directors, to purchase 5,000 shares of our common stock for each year that he serves as our director.

     Company's stockholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance there under. The Stock Incentive Plan allows our Board of Directors to grant certain of our key employees options to purchase our common stock, and is intended to enhance our ability to attract and retain key personnel. The Stock Incentive Plan allows a committee of the Board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights.

     As of February 28, 2006 no options, shares or rights have been issued or granted under either of the above plans.

8.   Commitments and Contingencies

     In 1999, the Company commenced litigation in Bermuda against two former directors of Colloquium Ltd. ("Colloquium") (a former subsidiary of the Company) and an entity related to them, in relation to the withdrawal of $50,691 from Colloquium's bank account and seeking the return of the approximately $24,000 paid by the Company to Colloquium in 1999 within the context of an agreement to sell Colloquium back to its original shareholders. The Company claimed that the withdrawal of funds was unauthorized and that the $24,000 was paid after a material default under the agreement with the former shareholders of Colloquium and accordingly is seeking the return of these funds from these individuals. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs. On June 29, 1999, the Company initiated an interdict proceeding in the Court of Session in Scotland seeking an injunction to prevent the disposal of assets and seeking the repayment of $50,691, because the defendants and their assets are located in that country.

     Colloquium appealed the judgment in Bermuda, seeking to set aside the default judgment on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error. On November 13, 2001 the amount of Pound Sterling 10,000 (equivalent to $15,000) was deposited to a Special Deposit account held with the Royal Bank of Scotland, in the name of the Accountant of Court, as security of Colloquium's judicial expenses to await the outcome of the litigation. This amount was expensed in the year ended February 28, 2002. At that time, Colloquium's judicial expenses were estimated to be in the region of approximately Pound Sterling 15,000. In April 2002, the Bermuda court overturned the previous judgment against Colloquium, and held that Scotland was the appropriate jurisdiction for such litigation. In 2004, the Company entered into negotiations for an out of court settlement with Colloquium representatives who requested a payment towards their judicial expenses; however, such negotiations proved unsuccessful and, since then there has been no communication from Colloquium representatives. According to the Company's legal counsel, there is a reasonable possibility that the Company will be required to pay for Colloquium's judicial expenses. However, the ultimate outcome of this litigation cannot be determined.

9.   Restatement of Previously Issued Financial Statements:

     The Company has restated the financial statements previously issued for the year ended February 29, 2004 in order to:

(a) account for stock-based compensation of 270,000 shares at $ 0.05 per share at the date they were granted (year ended February 29, 2004) instead of accruing their $13,500 fair value in the prior year ended February 28, 2003,

(b) (i) account for stock-based compensation of 90,000 shares at $ 0.15 per share at the date they were granted (year ended February 28, 2003); such stock-based compensation was not previously recorded and (ii) reclassify the par value of such shares ($ 15) from Additional Paid in Capital to Common Stock at the date of their physical issuance (year ended February 29, 2004),

(c) reverse accrual for legal expenses which had already been paid (initially paid in the year ended February 28, 2002),

(d) account for stock-based compensation of 270,000 shares at $ 0.05 per share at the date they were granted (year ended February 28, 2005) instead of accruing the fair value of shares issued of $ 13,500 prior to their grant date in the year ended February 29, 2004,

(e) reclassify as a liability $52,690 representing the fair value of 1,053,807 shares issued at $ 0.05 per share to settle stockholder's advances from Common stock and Additional paid-in capital to Due to related parties, as these shares were not physically issued until May 2004. Although the agreement with the Stockholder for such settlement was concluded in February 2004, the liability to the stockholder should not have been derecognized in the financial statements until the shares were actually issued in settlement of the outstanding advances due to stockholder, and

(f) adjust the weighted average number of common shares to 10,060,165 shares, compared to 12,808,298 shares previously reported, to reflect the number of days outstanding from the grant date of the shares. There was no effect on the loss per common share.



                                                                      Additional                             Total
                                                       Common           paid-in         Accumulated      Stockholders'
Stockholders Equity (Deficit):                          Stock           capital           Deficit           Deficit
                                                    --------------    ------------     --------------    ---------------
February 29, 2004, as previously reported                   2,362       1,465,101        (1,506,775)           (39,312)
-   Adjustments
    (b)  Reflect the issuance of 90,000
         shares, granted in November 2002, in
         September 2003.                                       15          13,485           (13,500)                  -

    (c)  Reverse accrual for legal expenses
         already paid.                                          -               -             15,000             15,000

    (d)  Reverse accrual for 270,000 shares
         granted in November 2004 (subsequent
         to year-end).                                          -               -             13,500             13,500

    (e)  Reflect as Due to related party
         rather than Additional paid-in
         capital and Common Stock,
         shareholders advances converted to
         equity for which the respective
         shares were issued subsequent to
         year-end.                                          (176)        (52,514)                  -           (52,690)
                                                    --------------    ------------     --------------    ---------------
February 29, 2004, as restated                              2,201       1,426,072        (1,491,775)           (63,502)
                                                    ==============    ============     ==============    ===============


Statement of Loss:                                                                                          Net Loss
                                                                                                         ---------------
Fiscal   year  ended   February   29,   2004,   as
previously reported                                                                                            (60,040)
-   Adjustments
    (a)  Account  for  270,000  shares  granted in
         October 2003 and issued in January 2004.
                                                                                                               (13,500)
    (d)  Reverse   accrual  for   270,000   shares
         granted in November 2004  (subsequent  to
         year-end).                                                                                              13,500
                                                                                                         ---------------
Fiscal year ended February 29, 2004, as restated
                                                                                                               (60,040)
                                                                                                         ===============

The registrant here by certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 AllShips, Ltd.
                        ---------------------------------
                                  (Registrant)



Dated: August 29, 2006
                                                     /s/ Christopher Thomas
                                                     ---------------------------
                                                     Christopher Thomas
                                                     Principal Financial Officer



SK 23113 0001 697276