Form 20-F/A
period 2005-02-28
AllShips Ltd.
filed 2006-12-19
CIK 1083725

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20-F/A

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 2(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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

                                  ALLSHIPS LTD.
                      (formerly OMNINET INTERNATIONAL LTD)
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                  ALLSHIPS LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                                     BERMUDA
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                                 Covenant House
                                 85 Reid Street
                             Hamilton, Bermuda HM 12
                 -----------------------------------------------
                    (Address of principal executive offices)

      Securities registered or to be registered pursuant to Section 12(b)
                                of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common stock, $0.000167 par value

                        ---------------------------------

                                 Title of class

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     As of February 28, 2005, there were 44,873,897 shares of the registrant's common stock outstanding.

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

                                 [X] Yes [_] No

                                Explanatory Note

     This amended and restated annual report of Allships Ltd. for the fiscal year ended February 28, 2005 is being filed for the purpose of providing additional disclosure with respect to the results of operations for the Company's fiscal year ended February 28, 2005 and to address certain comments contained in the letters of the Staff dated May 18, 2006 and August 30, 2006. The Company amended its annual report for 2005 to include audited financial statements for the year ended February 28, 2005 rather than the unaudited financial statements included in its 2005 annual report previously filed with the Securities and Exchange Commission on August 30, 2005. The financial statements included in this annual report have been restated for the reasons described in Item 3 "Key Information" and in the financial statements included elsewhere in this annual report. This annual report has only been updated to reflect the restatement of financial statements discussed above.

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

        Item 1 Identity of Directors, Senior Management and Advisers..........1

        Item 2 Offer Statistics and Expected Timetable........................1

        Item 3 Key Information................................................1

        Item 4  Information on the Company....................................4

        Item 4A  Unresolved Staff Comments....................................6

        Item 5 Operating and Financial Review and Prospects...................6

        Item 6  Directors, Senior Management and Employees....................7

        Item 7  Major Shareholders and Related Party Transactions.............8

        Item 8  Financial information.........................................9

        Item 9  The offer and Listing........................................10

        Item 10  Additional Information......................................10

        Item 11  Quantitative and Qualitative Disclosures about Market Risk..13

        Item 12  Description of Securities Other than Equity Securities......13

PART II .....................................................................13

        Item 13  Defaults, Dividend Arrearages and Delinquencies.............13

        Item 14  Material Modifications to the Rights of Security Holders
                 and Use of Proceeds ........................................13

        Item 15  Controls and Procedures.....................................13

        Item 16A  Audit Committee Financial Expert...........................13

        Item 16B  Code of Ethics.............................................13

        Item 16C  Principal Accountant Fees and Services.....................13

        Item 16D  Exemptions from the Listing Standards for Audit
                  Committees ................................................14

        Item 16E  Purchases of Equity Securities by the Issuer and
                  Affiliated Purchasers .....................................14

PART III.....................................................................14

        Item 17  Financial Statements........................................14

        Item 18  Financial Statements........................................14

        Item 19  Exhibits....................................................14

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2 Offer Statistics and Expected Timetable

Not Applicable.

Item 3 Key Information

A. Selected Financial Data

The following table sets forth our selected financial data as of February 28, 2001, 2002 and 2003, February 29, 2004 and February 28, 2005 and for each of the five years in the period ended February 28, 2005. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the financial statements and related notes included herein. The selected financial data for the fiscal years 2003, 2004 and 2005 are derived from our financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") included elsewhere in this annual report. The selected financial data for the fiscal years 2001 and 2002 are derived from our financial statements and related notes previously filed with the Securities and Exchange Commission (the financial statements for the fiscal year 2002 were restated for the matters described below).

                                                                                             Year Ended
                                             Year Ended February 28,                February  29,   February 28,
                                       2001            2002            2003             2004            2005
                                                   Restated (1)    Restated (1)     Restated (1)    Restated (1)
                                   ------------    ------------    ------------     -----------     -----------
(in U.S. dollars)

STATEMENT OF LOSS
Revenue                                    $0              $0              $0              $0              $0

General & administrative
expenses                             (339,712)       (124,755)        (95,506)        (60,040)       (189,017)

Net Loss                             (339,712)       (124,755)        (95,506)        (60,040)       (189,017)

Preferential deemed
dividend                                    0               0               0               0      (1,500,000)

Loss attributable to
common stockholders                 $(339,712)      $(124,755)       $(95,506)       $(60,040)    $(1,689,017)

Loss per common share,
basic and diluted (2)                   (0.05)          (0.02)          (0.01)          (0.01)          (0.06)

Weighted average basic
and diluted shares outstanding      6,942,098       7,164,419       7,947,828      10,060,165      27,095,500

                                                                                             Year Ended
                                             Year Ended February 28,                February  29,   February 28,
                                       2001            2002            2003             2004            2005
                                                   Restated (1)    Restated (1)     Restated (1)    Restated (1)
(in U.S. dollars)

BALANCE SHEET DATA
(at period end)

Current assets, including               6,212           1,146           7,019           5,528         312,842
cash
Total assets                            6,212           1,146           7,019           5,528         312,842
Current liabilities                   191,600         194,095         268,474          69,030         158,971
Total liabilities                     191,600         194,095         268,474          69,030         158,971
Stockholders' equity/(Deficit)       (185,388)       (192,949)       (261,455)        (63,502)        153,871
                                     --------        --------        --------         -------         -------

(1) In 2006, the Company restated its financial statements previously issued for the years ended February 28, 2002 and 2003, February 29, 2004 and February 28, 2005 (see Note 9 of our audited financial statements included in this annual report), in order to (a) account for stock-based compensation of 90,000 shares at $0.15 per share at the date they were granted (year ended February 28, 2003) instead of accruing their $13,500 fair value in the prior year ended February 28, 2002, (b) account for stock-based compensation of 270,000 shares at $0.05 per share at the date they were granted (year ended February 29, 2004) instead of accruing their $13,500 fair value in the prior year ended February 28, 2003,
(c) (i) account for stock-based compensation of 90,000 shares at $0.15 per share at the date they were granted (year ended February 28, 2003); such stock-based compensation was not previously recorded and (ii) reclassify the par value of such shares ($15) from Additional Paid in Capital to Common Stock at the date of their physical issuance (year ended February 29, 2004), (d) reverse accrual for legal expenses which had already been paid (initially paid in the year ended February 28, 2002), (e) account for stock-based compensation of 270,000 shares at $ 0.05 per share at the date they were granted (year ended February 28, 2005) instead of accruing the fair value of shares issued of $ 13,500 prior to their grant date in the year ended February 29, 2004, (f) reclassify, as of February 29, 2004, as a liability $52,690 representing the fair value of 1,053,807 shares issued at $ 0.05 per share to settle stockholder's advances from Common stock and Additional paid-in capital to Due to related parties, as these shares were not physically issued until May 2004. Although the agreement with the Stockholder for such settlement was concluded in February 2004, the liability to the stockholder should not have been derecognized in the financial statements until the shares were actually issued in settlement of the outstanding advances due to stockholder, (g) to account for a preferential deemed dividend of $1,500,000 relating to the issuance of 30,000,000 shares in October 2004 as further discussed in Note 5 to our audited financial statements included elsewhere in this annual report and reclassify the par value of such shares ($5,010) from Additional Paid in Capital where it was originally recorded to Common Stock, (h) to account for the August 2004 issuance of 645,832 shares at $0.05 per share in settlement of Stockholder advances; such issuance was not previously recorded, (i) to account for stock-based compensation of 356,796 shares at $0.06 per share at the date they were granted (year ended February 28, 2005); such stock-based compensation was not previously recorded, (j) to account for various administrative, listing, registration and audit expenses of $80,191 for the year ended February 28, 2005; such expenses were not previously recorded, (k) adjust, for the years ended February 28, 2002 and 2003, for the year ended February 29, 2004 and for the year ended February 28, 2005, the weighted average number of common shares outstanding to 7,164,419, 7,947,828, 10,060,165 and 27,095,500 shares, compared to 7,834,403, 7,924,403, 12,808,298 and 44,138,065 shares, respectively, as previously reported, to reflect the number of days outstanding from the grant date of the shares.

(2) The effect of the above restatement on loss per common share for the years ended February 28, 2002, February 28, 2003, February 29, 2004 and February 28, 2005 was $(0.00), $(0.00), $(0.00) and $(0.06) per share, respectively.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

The company has identified the following risk factors as significant. The order in which they appear is not intended to reflect our management's prioritizing of such risks.

WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW. We had net losses of $189,017 (before a preferential deemed dividend of $1,500,000), $60,040 and $95,506 for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, respectively. In addition, we had an accumulated deficit of $3,180,792 through February 28, 2005. At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $18,000, including administration, salaries, listing and audit costs.

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

DEPENDENCE ON KEY EMPLOYEES. Our growth and profitability are dependent upon, among other things, the abilities and experience of our management team including Mr. George Economou, our Chairman and Director. If the services of Mr. George Economou or our other directors or executive officers become unavailable, our business, financial condition and results of operations could be adversely affected. In addition, on October 6, 2006, our Chief Financial Officer, Mr. Christopher Thomas, resigned from our Company. As of the date of the filing of this amended Form 20-F, Mr. Aristeidis Ioannidis has been appointed to replace Mr. Thomas as our Chief Financial Officer.

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

A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year. Annual fees are calculated based upon the exempted company's assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year. Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 - $1,200,000
must pay fees of $1,780, $3,635 and $5,610, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 2005, we had assessable capital of $25,000 (150,000,000 authorized shares of common stock with par value of $.000167). Accordingly, our annual fee for the Year 2005 was $3,935. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company's charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

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

B. Business Overview

We are a company that intends to own and operate ship operating businesses or to acquire ocean-going cargo vessels. We are not presently engaged in any business. Our only plan of operation is seeking a viable shipping business or ships to acquire. At present, we have not identified another business or asset suitable for acquisition. We intend to continue our search to acquire suitable shipping businesses or individual vessels.

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

D. Property, Plant and Equipment

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $312,842 as of February 28, 2005. We have no office facilities or real property holdings. Our registered office is located at the offices of Atlantic Corporate Management, Warner Building, 85 Reid Street, Hamilton, Bermuda HM 12. Our registered office address is provided by Atlantic Corporate Management Ltd., our corporate Secretary, in exchange for an annual fee of $4,000. Atlantic Corporate Management Ltd. can terminate this arrangement for any reason at 120 days notice. We believe that our existing arrangement is adequate to meet our current needs.

Item 4A Unresolved Staff Comments

This amended filing is being made to address certain comments contained in the letters of the Staff of the SEC dated May 18, 2006 and August 30, 2006. The Company believes that this amended filing fully addresses the comments raised by the Staff in these letters. There are no other currently outstanding comments of the Staff relating to the Company.

Item 5 Operating and Financial Review and Prospects

A. Operating Results

The following discussion is based on our audited financial data for the years ended February 28, 2005, February 29, 2004 and February 28, 2003. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses. We are not presently engaged in that or any other business, and our sole activity is seeking shipping companies and individual ocean-going cargo vessels to acquire. We have not begun new operations since selling Colloquium because we have not acquired any company or individual asset.

Our expenses are primarily administrative in nature and include salaries, professional fees, legal fees, and transfer agent fees. Our general and administrative expenses increased from $60,040 in 2004 to $189,017 in 2005 primarily due to increased directors' remuneration expenses. Our general and administrative expenses decreased from $95,506 in 2003 to $60,040 in 2004 primarily due to decreased legal expenses. Similarly, our net loss for 2005 was $189,017 compared to a net loss in 2004 and 2003 of $60,040 and $95,506, respectively. The 2005 net loss does not include a preferential deemed dividend (see Note 5 to our audited financial statements) of $1,500,000 which increased the 2005 loss attributable to common stockholders to $1,689,017.

B. Liquidity and Capital Resources

As of February 28, 2005, our total cash and cash equivalents was $312,842 and our total current assets were $312,842 and our current liabilities were $158,971. At the prior year end of February 29, 2004 our total cash and cash equivalents was $2,250 and our total current assets were $5,528 and our current liabilities were $69,030.

During our fiscal year ending February 28, 2005 and February 29, 2004, we derived most of our operating capital from the issuance of 30,000,000 shares at $0.01 thereby raising $300,000 on September 28, 2004. We have no planned capital expenditures at this time; however the implementation of our business plan will require additional capital.

Operating activities absorbed cash of $21,700 in the year ended February 28, 2005, compared to $244,460 in the year ended February 29, 2004 and $25,706 in the year ended February 28, 2003. These amounts were used for administrative expenses, including salaries, accounting and legal.

For 2005, 2004 and 2003 there was no net cash used in or provided by investing activities.

Net cash provided by financing activities was $332,292 for 2005, compared to $242,970 for 2004 and to $28,300 for 2003. The 2005 amount reflects the proceeds ($300,000) from issuance of common stock and advances ($32,292) we received from our stockholders and certain related parties. The 2004 and 2003 amounts represent advances from, and repayment to, our then major stockholder and a related party.

Our working capital surplus, defined as the excess of our current assets over our current liabilities, was $153,871 at February 28, 2005 compared to a deficit of $63,502 at February 29, 2004.

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

Name                     Position Held and Term
----                     ----------------------

George Economou                 Chairman and Director since August 23, 2004.

Aristeidis Ioannidis            Director since August 23, 2004 and Chief
                                Financial Officer since November 28, 2006

Atlantic Corporate Management   Secretary from January 1, 2004.

The following is a description of the business experience and other positions held by each of our directors and key employees as of the date of this amended annual report:

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

Aristeidis Ioannidis - has served as our Chief Financial Officer since November 28, 2006. He graduated from Newcastle University with a B.Sc.(Hons) in Naval Architecture. He graduated after moving to MIT with an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management. He has worked in the shipping industry for over thirty years and has held senior executive management positions in both shipyards and shipping companies. In 1998 he was appointed as General Manager of Cardiff Marine Inc.

Christopher J. Thomas - served as our Chief Financial Officer and a director from August of 2004 until October 6, 2006. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also on the board of directors of TOP Tankers Inc. which is a publicly traded company with securities registered under the Securities Exchange Act of 1934. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd and from 2004 to 2006 was the Chief Financial Officer and a director of DryShips Inc. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Atlantic Capital Management is a Bermuda corporation providing professional services to other Bermuda corporations. The Company entered into a contract for Atlantic Capital Management to serve as the registered office and secretary of the Company effective as of January 1, 2004.

B. Compensation

During the year ended February 28, 2005 an aggregate of $76,408 compensation was paid to our officers or directors in their capacity as officers and directors.

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

E. Share Ownership

Other than as set forth below under "Item 7 - Major Shareholders and Related Party Transactions," as of November 12, 2006, none of our directors or officers owned any of our common stock.

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of our management's knowledge, the following are the only owners of more than 5% of the Company's issued and outstanding common stock as at November 12, 2006.

                                   No. of           Percentage of
     Name                          Shares Owned     Class
     ------------------------      ------------     -------------

     Eurotrade Marine Inc.(1)      16,103,227       35.60%

     Fairmont Services Corp.       10,064,517       22.25%

     Gulfwind Maritime Inc.         6,038,710       13.35%

(1) Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that beneficially owns 100% of Eurotrade Marine Inc.

None of the above shareholders have different voting rights from other shareholders of the Company. All of our common shares have equal voting rights.

B. Related Party Transactions

In the years ended February 28, 2005, February 29, 2004 and February 28, 2003 we paid $5,142, $2,000 and $1,000, respectively, to Barons S.A., Barons Financial Services S.A. and to Barons Financial Services (UK) Limited in respect of financial services provided to the Company. All three companies are controlled by Mr. Eric Kohn, the Company's controlling shareholder and director until August 23, 2004. As of February 29, 2004 and February 28, 2005, there were no amounts due to these three companies.

During fiscal year 2003 the Company received a loan amounting to $26,000 from First Bermuda Group Ltd., where Mr. Michael Schroter and Mr. Jeffrey Conyers (Company directors until August 23, 2004, and Company shareholders up to date) were officers, directors and shareholders. In fiscal year 2004 an additional amount of $1,000 was borrowed from First Bermuda Group Ltd and the aggregate amount of $27,000 was fully repaid in that year.

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

The General Manager of Cardiff is also the Company's Chief Financial Officer.

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

In 2004 we entered into negotiations for an out of court settlement with Colloquium representatives who requested a payment towards their judicial expenses; however, such negotiations proved unsuccessful.

In May 2006, Colloquium representatives requested payment from the Company in the sum of Pound Sterling 150,000 (equivalent to approximately $300,000) for the reimbursement of judicial expenses on the full indemnity basis, compensation for the management time and expense said to have been borne by their clients in consequence of dealing with the litigation and damages for the adverse effect on the business of Colloquium. According to the Company's legal advisor there is a reasonable possibility that the Company will be required to pay judicial expenses on the full indemnity basis, while the possibility for the Company to pay compensation for the time and expense said to have been borne by Colloquium management in consequence of dealing with the litigation and damages for the adverse effect on the business of Colloquium is remote.

In a separate development, in late November 2006, the Company instructed its legal counsel to seek the abandonment of the litigation. It is expected that the case should be dealt with by the Court in Scotland in the week beginning December 18, 2006. According to the Company's legal counsel, the Company's decision in November 2006 to abandon the litigation, is highly likely to be approved by the Court and makes it probable that payment will be required to be made by the Company to the defending parties for judicial expenses on a full indemnity basis. Such expenses are estimated to approximate Pound Sterling 15,000 (equivalent to approximately $30,000) incremental to the amount of Pound Sterling 10,000 deposited by the Company, in the name of the Accountant of Court to a Special Deposit account held with the Royal Bank of Scotland, in November 2001. However, the ultimate outcome of this litigation cannot be currently determined.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our common stock is eligible for trading on the pink sheets under the symbol OMILF.PK. As of November 28, 2006 we had 30 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. Our common stock was first quoted on the OTC Bulletin Board on August 6, 2001. The last quoted closing price of the common stock on the OTC Bulletin Board was $0.475 per share. There has been no trading activity in our stock other than the trade on August 6, 2001.

Item 10 Additional Information

A. Share Capital

Not Applicable.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) Disclosure Controls and Procedures. An evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report was carried out under the supervision, and with the participation of the Principal Executive Officer and Principal Financial Officer. Disclosure controls and procedures are defined under Securities and Exchange Commission ("SEC") rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its Principal Executive and Principal Financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. As a result of the material weaknesses described below which resulted in the restatement of the Company's financial statements for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 and 2002, as explained elsewhere in this Form 20-F, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of February 28, 2005, as of February 29, 2004 and as of February 28, 2003. Since February 28, 2005, management has made changes to remediate certain of the material weaknesses described below, while Management plans to remediate the remaining material weaknesses before the filing of its Form 20-F for the year ending February 28, 2007. The Company's Principal Executive Officer and Principal Financial Officer believe that the material weaknesses in the Company's internal control over financial reporting with respect to the matters which resulted in the restatement of the Company's financial statements have been remediated by improving their understanding of the requirements of U.S. generally accepted accounting principles with respect to accrued legal and other general and administrative expenses, stock-based compensation and settlement of liabilities with common stock. Furthermore, procedures have been put in place to review minutes of the meetings of the Board of Directors and Shareholders before issuing financial statements to ensure any matters reviewed and approved by the Board of Directors or shareholders having financial statement impact are properly reflected therein. The Company also plans (i) to establish procedures with its corporate secretary and registered office to ensure the timely transmittal of correspondence received by the corporate secretary to the Company and (ii) to improve the understanding of the SEC rules and regulations in relation with filing requirements.

(b) Management's Report on Internal Control Over Financial Reporting. Although the Company is not required to file the report required by Item 15(b) of Form 20-F for its fiscal years ended February 28, 2003, or February 29, 2004, or February 28, 2005, the Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Effective internal control over financial reporting can only provide reasonable assurance that the objectives of the control process are met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Further, the design of internal control over financial reporting includes the consideration of the benefits of each control relative to the cost of the control.

In the Company's 2005 annual report on Form 20-F, filed on August 30, 2005, in the section entitled "Item 15 - Controls and Procedures - Changes in Internal Controls" management stated its belief that the Company's disclosure controls and procedures were adequate to enable the Company to comply with its disclosure obligations. As a result of the restatement of its financial statements management has concluded that material weaknesses in internal control over financial reporting existed as of February 28, 2005, as of February 29, 2004 and as of February 28, 2003.

In the Company's 2006 annual report on Form 20-F, filed on August 29, 2006, in the section entitled "Item 15 - Controls and Procedures - Changes in Internal Controls" management stated its belief that the Company's disclosure controls and procedures as of July 31, 2006, were adequate to enable the Company to comply with its disclosure obligations. As a result of the comments contained in two letters of the Staff dated May 18, 2006 and August 30, 2006, which resulted in this amended filing, management has concluded that material weaknesses in internal control over financial reporting existed as of July 31, 2006.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

In 2006, the Company restated its financial statements previously issued for the years ended February 28, 2002 and 2003, February 29, 2004 and February 28, 2005 (see Note 9 of our audited financial statements included in this annual report), in order to (a) account for stock-based compensation of 90,000 shares at $0.15 per share at the date they were granted (year ended February 28, 2003) instead of accruing their $13,500 fair value in the prior year ended February 28, 2002,
(b) account for stock-based compensation of 270,000 shares at $0.05 per share at the date they were granted (year ended February 29, 2004) instead of accruing their $13,500 fair value in the prior year ended February 28, 2003, (c) (i) account for stock-based compensation of 90,000 shares at $0.15 per share at the date they were granted (year ended February 28, 2003); such stock-based compensation was not previously recorded and (ii) reclassify the par value of such shares ($15) from Additional Paid in Capital to Common Stock at the date of their physical issuance (year ended February 29, 2004), (d) reverse accrual for legal expenses which had already been paid (initially paid in the year ended February 28, 2002), (e) account for stock-based compensation of 270,000 shares at $ 0.05 per share at the date they were granted (year ended February 28, 2005) instead of accruing the fair value of shares issued of $ 13,500 prior to their grant date in the year ended February 29, 2004, (f) reclassify, as of February 29, 2004, as a liability $52,690 representing the fair value of 1,053,807 shares issued at $ 0.05 per share to settle stockholder's advances from Common stock and Additional paid-in capital to Due to related parties, as these shares were not physically issued until May 2004. Although the agreement with the Stockholder for such settlement was concluded in February 2004, the liability to the stockholder should not have been derecognized in the financial statements until the shares were actually issued in settlement of the outstanding advances due to stockholder, (g) to account for a preferential deemed dividend of $1,500,000 relating to the issuance of 30,000,000 shares in October 2004 as further discussed in Note 5 to our audited financial statements included elsewhere in this annual report and reclassify the par value of such shares ($5,010) from Additional Paid in Capital where it was originally recorded to Common Stock, (h) to account for the August 2004 issuance of 645,832 shares at $0.05 per share in settlement of Stockholder advances; such issuance was not previously recorded, (i) to account for stock-based compensation of 356,796 shares at $0.06 per share at the date they were granted (year ended February 28, 2005); such stock-based compensation was not previously recorded, (j) to account for various administrative, listing, registration and audit expenses of $80,191 for the year ended February 28, 2005; such expenses were not previously recorded, (k) adjust, for the years ended February 28, 2002 and 2003, for the year ended February 29, 2004 and for the year ended February 28, 2005, the weighted average number of common shares outstanding to 7,164,419, 7,947,828, 10,060,165 and 27,095,500 shares, compared to 7,834,403, 7,924,403, 12,808,298 and 44,138,065 shares, respectively, as previously reported, to reflect the number of days outstanding from the grant date of the shares.

Management has concluded that the Company's internal control over financial reporting was not effective as of February 28, 2005, as of February 29, 2004 and as of February 28, 2003, solely as a result of the restatement of the Company's results as described above (for Management's remediation actions see discussion in (a) above).

(c)  Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d)  Changes in Internal Controls

There have been no significant changes in our internal controls subsequent to the date of our most recent evaluation of internal controls which was made as of July 31, 2006, in connection with the preparation of the Form 20-F for the year ended February 28, 2006 filed with the SEC on August 29, 2006. Some deficiencies were noted in our internal controls since our last evaluation of internal controls. As discussed in (a) above, these deficiencies are currently in the process of being remediated.

Item 15T: Controls and Procedures

Not Applicable.

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

Item 16C Principal Accountant Fees and Services.

Audit Fees

Our principal Accountants for the years ended February 28, 2003, February 29, 2004 and February 28, 2005, were Ernst & Young (Hellas), Certified Auditors Accountants S.A. The related audit fees that they billed us amounted to Euro 63,000, Euro 20,000 and Euro 34,494, for 2003, 2004 and 2005, respectively.
There were no tax and audit related fees billed.

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

Item 19  Exhibits

Exhibit
Number                                 Description
-------                                -----------

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

  12.1         Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

  12.2         Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

  13.1         Certification of Chief Executive Officer pursuant to 18 U.S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  13.2         Certification of Chief Financial Officer pursuant to 18 U.S.C.
               Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                  ALLSHIPS LTD.
                      (FORMERLY OMNINET INTERNATIONAL LTD.)
                          Index To Financial Statements

                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm                      F-2

Balance Sheets as of February 29, 2004 (as restated) and
February 28, 2005 (as restated)                                              F-3

Statements of Loss for the years ended February 28, 2003
(as restated), February 29, 2004 (as restated) and
February 28, 2005 (as restated)                                              F-4

Statements of Stockholders' Equity/(Deficit) for the years
ended February 28, 2003 (as restated), February 29, 2004
(as restated) and February 28, 2005 (as restated)                            F-5

Statements of Cash Flows for the years ended February 28, 2003
(as restated), February 29, 2004 (as restated) and February 28,
2005 (as restated)                                                           F-6

Notes to Financial Statements                                                F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Allships Ltd.
(Formerly Omninet International Ltd.)

We have audited the accompanying balance sheets of Allships Ltd. as of February 29, 2004 and February 28, 2005 and the related statements of loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended February 28, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allships Ltd. at February 29, 2004 and February 28, 2005 and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 3, the Company has no source of revenue and has continued to incur losses, and as of February 28, 2006 the Company has a working capital deficiency and stockholders' deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments relating to the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

As further discussed in Note 9 to the financial statements, the Company restated its financial statements as of and for each of the three years in the period ended February 28, 2005 with respect to a preferential deemed dividend, legal and general and administrative expenses, stock-based compensation and settlement of liabilities with common stock.

                  /s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
December 19, 2006

ALLSHIPS LTD.
(Formerly Omninet International Ltd.)
Balance Sheets
February 29, 2004 and February 28, 2005
(Expressed in U.S. Dollars)

                                                     2004             2005
                                                 -------------    -------------
                                                 (as restated,   (as restated,
                                                  see Note 9)     see Note 9)
                                                 -------------    -------------
ASSETS
------

CURRENT ASSETS

   Cash                                          $       2,250    $     312,842
   Prepaid expenses                                      3,278               --
                                                 -------------    -------------

     Total current assets                        $       5,528    $     312,842
                                                 =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
----------------------------------------------

CURRENT LIABILITIES

   Accounts payable                              $       1,007    $       7,763
   Accrued liabilities                                  15,333          120,989
   Due to a related party                               52,690           30,219
                                                 -------------    -------------

     Total current liabilities                          69,030          158,971
                                                 -------------    -------------

COMMITMENTS AND CONTINGENCIES (Note 8)                      --               --
                                                 -------------    -------------

STOCKHOLDERS' EQUITY / (DEFICIT)

Common stock, $0.000167 par value;
150,000,000 shares authorized; 13,174,258 and
44,873,897 issued and outstanding as at
February 29, 2004  and February 28, 2005,
respectively                                             2,201            7,495
Additional paid-in capital                           1,426,072        3,327,168
Accumulated deficit                                 (1,491,775)      (3,180,792)
                                                 -------------    -------------

     Total stockholders' equity/(deficit)              (63,502)         153,871
                                                 -------------    -------------

     Total liabilities and stockholders' equity  $       5,528    $     312,842
                                                 =============    =============

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
(Formerly Omninet International Ltd.)
Statements of Loss
For the years ended February 28, 2003, February 29, 2004 and February 28, 2005
(Expressed in U.S. Dollars)
                                                         2003                 2004                 2005
                                                  -----------------    -----------------    -----------------
                                                  (as restated, see    (as restated, see    (as restated, see
                                                       Note 9)              Note 9)              Note 9)
General and administrative expenses               $         (94,506)   $         (58,040)   $        (183,875)
General and administrative expenses - related
parties                                                      (1,000)              (2,000)              (5,142)
                                                  -----------------    -----------------    -----------------
Net Loss                                          $         (95,506)   $         (60,040)   $        (189,017)
                                                  =================    =================    =================
Preferential deemed dividend (Note 5)             $              --    $              --    $      (1,500,000)
                                                  -----------------    -----------------    -----------------
Net loss attributable to common stockholders      $         (95,506)   $         (60,040)   $      (1,689,017)
                                                  =================    =================    =================
Loss per common share, basic and diluted          $           (0.01)   $           (0.01)   $           (0.06)
                                                  =================    =================    =================
Weighted average number of common shares, basic
and diluted                                               7,947,828           10,060,165           27,095,500
                                                  =================    =================    =================

The accompanying notes are an integral part of these financial statements.

ALLSHIPS Ltd.
(Formerly Omninet International Ltd.)
Statements of Stockholders' Equity / (Deficit)
For the years ended February 28, 2003, February 29, 2004 and February 28, 2005
(Expressed in U.S. Dollars)
                                                                    Common Stock
                                                              -------------------------
                                                                                          Additional
                                             Comprehensive                                  Paid-in      Accumulated
                                                  Loss        # of Shares    Par Value      Capital        Deficit         Total
                                             -------------    -----------   -----------   -----------    -----------    -----------
Balance, March 1, 2002, as restated
(Note 9)                                                        7,834,403   $     1,306   $ 1,141,974    $(1,336,229)   $  (192,949)
Common stock issued in settlement of
directors' stock-based compensation                                90,000            15        13,485             --         13,500
Stock-based compensation expense                                       --            --        13,500             --         13,500
Net loss                                           (95,506)            --            --            --        (95,506)       (95,506)
                                             -------------
Comprehensive loss                                 (95,506)
                                             =============    -----------   -----------   -----------    -----------    -----------

Balance, February 28, 2003, as restated
(Note 9)                                                        7,924,403   $     1,321   $ 1,168,959    $(1,431,735)   $  (261,455)
Common stock issued in settlement of
stockholders' advances                                          4,889,855           817       243,676             --        244,493
Common stock issued in settlement of
directors' stock-based compensation                               270,000            48        13,452             --         13,500
Common stock issued in settlement of
directors' stock-based compensation                                90,000            15           (15)            --             --
Net loss                                           (60,040)            --            --            --        (60,040)       (60,040)
                                             -------------
Comprehensive loss                                 (60,040)
                                             =============    -----------   -----------   -----------    -----------    -----------

Balance, February 29, 2004, as restated
(Note 9)                                                       13,174,258   $     2,201   $ 1,426,072    $(1,491,775)   $   (63,502)
Common stock issued in settlement of
stockholders' advances                                            645,832           108        32,184             --         32,292
Common stock issued in settlement of
stockholders' advances                                          1,053,807           176        52,514             --         52,690
Issuance of common stock                                       30,000,000         5,010       294,990             --        300,000
Preferential deemed dividend                                           --            --     1,500,000     (1,500,000)            --
Stock-based compensation expense                                       --            --        21,408             --         21,408
Net loss                                          (189,017)            --            --            --       (189,017)      (189,017)
                                             -------------
Comprehensive loss                                (189,017)
                                             =============    -----------   -----------   -----------    -----------    -----------

Balance, February 28, 2005, as restated
(Note 9)                                                       44,873,897   $     7,495   $ 3,327,168    $(3,180,792)   $   153,871
                                                              ===========   ===========   ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
(Formerly Omninet International Ltd.)
Statements of Cash Flows
For the years ended February 28, 2003, February 29, 2004 and February 28, 2005
(Expressed in U.S. Dollars)
                                                         2003             2004             2005
                                                     -------------    -------------    -------------
                                                     (as restated,    (as restated,    (as restated,
                                                      see Note 9)      see Note 9)      see Note 9)
Cash flows from operating activities
Net Loss                                             $     (95,506)   $     (60,040)   $    (189,017)
Non cash items:
    Stock-based compensation expense                        27,000           13,500           21,408
Changes in operating assets and liabilities:
    Accounts Receivable                                     (3,279)              --               --
    Prepaid expenses                                            --                1            3,278
    Accounts payable                                        57,498         (199,254)           6,756
    Accrued liabilities                                    (12,465)           1,333          105,656
    Due to/from related parties                              1,046               --           30,219
                                                     -------------    -------------    -------------
Net cash used in operating activities                $     (25,706)   $    (244,460)   $     (21,700)
                                                     -------------    -------------    -------------

Cash flows from financing activities
    Proceeds from issuance of common stock                      --               --          300,000
    Advances from stockholder and related parties           28,300          269,970           32,292
    Cash repaid to stockholder and related parties              --          (27,000)              --
                                                     -------------    -------------    -------------
Net cash provided by financing activities            $      28,300    $     242,970    $     332,292
                                                     -------------    -------------    -------------

Net increase / (decrease)  in cash                           2,594           (1,490)         310,592
Cash, beginning of year                                      1,146            3,740            2,250
                                                     -------------    -------------    -------------
Cash, end of year                                    $       3,740    $       2,250    $     312,842
                                                     =============    =============    =============

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash financing activities:
Settlement of advances from stockholder
with shares of common stock                          $          --    $     244,493    $      84,982
                                                     =============    =============    =============

The accompanying notes are an integral part of these financial statements.

Allships Ltd.
(Formerly Omninet International Ltd.)
Notes to Financial Statements February 29, 2004 and February 28, 2005 (Expressed in United States Dollars)

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

3.   Liquidity:

     The Company has no source of revenues and has continued to incur losses subsequent to February 28, 2005. As of February 28, 2006, the Company had negative working capital of $62,506 and stockholders' deficit of an equal amount. In order for the Company to continue as a going concern it will require additional funding from its stockholders or borrowings from a lending institution. Management's intention is to seek such funding; however, there can be no assurance that the Company will be able to raise such funding.

4.   Related Party Transactions:

     General and administrative expenses in the accompanying statements of loss for 2003, 2004 and 2005 include $1,000, $2,000 and $5,142, respectively, paid to Barons Financial Services (UK) Ltd., Barons S.A. and Barons Financial Services S.A. in respect of financial services provided to the Company. All three companies were controlled by Mr. Eric Kohn, the Company's controlling shareholder and director until August 23, 2004. As of February 29, 2004 and February 28, 2005, there were no amounts due to these three companies.

     During fiscal year 2003 the Company received a loan amounting to $26,000 from First Bermuda Group Ltd., where Mr. Michael Schroter and Mr. Jeffrey Conyers (Company's directors until August 23, 2004 and Company shareholders up to date) were officers, directors and shareholders. In fiscal year 2004 an additional amount of $1,000 was borrowed from First Bermuda Group Ltd. and the aggregate amount of $27,000 was fully repaid in that year.

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

     The General Manager of Cardiff is also the Company's Chief Financial
     Officer.

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

     During the year ended February 28, 2003 the following issuance of common stock took place:

     o On March 26, 2002, (a) 20,000 shares to each of Mssrs Jeffrey Conyers, Michael Schroter and Martin Horst and (b) 30,000 shares to Mr. Eric Kohn, as compensation for services as directors. These shares were valued at a price of $0.15 per share, the estimated fair market value at the date of grant as determined by management.

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

     o On October 7, 2003, 4,889,855 shares to Mr. Eric Kohn at a price of $0.05 per share in settlement of cash advances received from Mr. Kohn; and

     o On January 16, 2004, (a) 60,000 shares to each of Messrs Jeffrey Conyers, Michael Schroter and Martin Horst and (b) 90,000 shares to Mr. Eric Kohn, as compensation for services as directors. These shares were valued at a price of $0.05 per share, the estimated fair market value at the date of grant as determined by management.

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

     As of February 28, 2005 no options, shares or rights have been issued or granted under either of the above plans.

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

     Colloquium appealed the judgment in Bermuda, seeking to set aside the default judgment on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error. On November 13, 2001, the amount of Pound Sterling 10,000 (equivalent to $15,000) was deposited to a Special Deposit account held with the Royal Bank of Scotland, in the name of the Accountant of Court, as security of Colloquium's judicial expenses to await the outcome of the litigation. This amount was expensed in the year ended February 28, 2002. At that time, Colloquium's judicial expenses were estimated to be in the region of approximately Pound Sterling 15,000. In April 2002, the Bermuda court overturned the previous judgment against Colloquium, and held that Scotland was the appropriate jurisdiction for such litigation. In 2004, the Company entered into negotiations for an out of court settlement with Colloquium representatives who requested a payment towards their judicial expenses; however, such negotiations proved unsuccessful and since then, there were no developments on the case until May 2006 (Note 10).

9.   Restatement of Previously Issued Financial Statements:

     (a) Restatement of 2003 and 2004 financial statements: The Company has restated the previously issued financial statements for the years ended February 28, 2003 and February 29, 2004, which were audited by other auditors. The nature and effect of the above restatement is presented below:

                                                                        Stockholders' Deficit
                                                      ---------------------------------------------------------
                                                        Common       Additional      Accumulated                    Net Loss
                                                        Stock      Paid-in Capital     Deficit         Total        for 2003
                                                      ----------   ---------------   ------------    ----------    ----------
I)   February 28, 2003, as previously reported             1,321         1,155,459     (1,446,735)     (289,955)      (97,006)
                                                      ----------   ---------------   ------------    ----------    ----------

     - Adjustments

1.   Account for stock-based compensation
     of 90,000 shares at $ 0.05 per share
     at the date they were granted (year
     ended February 29, 2003) instead of
     accruing their $13,500 fair value in
     the prior year ended February 28, 2002                   --                --             --            --       (13,500)

2.   Account for stock-based compensation
     of 270,000 shares at $ 0.05 per share
     at the date they were granted (year
     ended February 29, 2004) instead of
     accruing their $13,500 fair value in
     the prior year ended February 28,
     2003                                                     --                --         13,500        13,500        13,500

3.   Account for stock-based compensation
     of 90,000 shares at $ 0.15 per share
     at the date they were granted (year
     ended February 28, 2003); such
     stock-based compensation was not
     previously recorded                                      --            13,500        (13,500)           --       (13,500)

4.   Reverse accrual for legal expenses
     which had already been paid (initially
     paid in the year ended February 28,
     2002)                                                    --                --         15,000        15,000        15,000

5.   Adjust the weighted average number of
     common shares to 7,947,828 shares,
     compared to 7,924,403 shares
     previously reported, to reflect the
     number of days outstanding from the
     grant date of the shares. There was no
     effect on the loss per common share                      --                --             --            --            --
                                                      ----------   ---------------   ------------    ----------    ----------

                                                      ----------   ---------------   ------------    ----------    ----------
     Total effect of adjustments, February 28, 2003           --            13,500         15,000        28,500         1,500
                                                      ----------   ---------------   ------------    ----------    ----------

     February 28, 2003, as restated                        1,321         1,168,959     (1,431,735)     (261,455)      (95,506)
                                                      ==========   ===============   ============    ==========    ==========

                                                      Stockholders' Deficit
                                      ----------------------------------------------------
                                                    Additional                                                              Due to
                                        Common        Paid-in     Accumulated                  Net Loss       Accrued     a related
                                        Stock         Capital       Deficit        Total       for 2004     Liabilities     Party
                                      ----------    ----------    -----------   ----------    ----------    -----------   ----------
II)  February 29, 2004, as
     previously reported                   2,362     1,465,101    (1,506,775)      (39,312)      (60,040)       43,833            --
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------

     - Adjustments

1.   Total effect of adjustments,
     February 28, 2003, - brought
     forward                                  --        13,500        15,000        28,500            --       (28,500)           --

2.   Account for stock-based
     compensation of 270,000 shares
     at $ 0.05 per share at the
     date they were granted (year
     ended February 29, 2004)
     instead of accruing their
     $13,500 fair value in the
     prior year ended February 28,
     2003                                     --            --       (13,500)      (13,500)      (13,500)       13,500

3.   Reclassify the par value of
     90,000 shares, granted in year
     ended February 28, 2003, from
     Additional Paid in Capital to
     Common Stock at the date of
     their - - physical issuance
     (year ended February 29, 2004)           15           (15)           --            --            --

4.   Account for stock-based
     compensation of 270,000 shares
     at $ 0.05 per share at the
     date they were granted (year
     ended February 28, 2005)
     instead of accruing the fair
     value of shares issued of $
     13,500 prior to their grant
     date in the year ended
     February 29, 2004                        --            --        13,500        13,500        13,500       (13,500)           --

5.   Reclassify as a liability
     $52,690 representing the fair
     value of 1,053,807 shares
     issued at $ 0.05 per share to
     settle stockholder's advances
     from Common stock and
     Additional paid-in capital to
     Due to related parties, as
     these shares were not
     physically issued until May
     2004 Although the agreement
     with the Stockholder for such
     settlement was concluded in
     February 2004, the liability
     to the stockholder should not
     have been derecognized in the
     financial statements until the
     shares were actually issued in
     settlement of the outstanding
     advances due to stockholder            (176)      (52,514)           --       (52,690)           --            --        52,690

6.   Adjust the weighted average
     number of common shares to
     10,060,165 shares, compared to
     12,808,298 shares previously
     reported, to reflect the
     number of days outstanding
     from the grant date of the
     shares. There was no effect on
     the loss per common share                --            --            --            --            --
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------
     Total effect of adjustments,
     February 29, 2004                      (161)      (39,029)       15,000       (24,190)           --       (28,500)       52,690
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------
     February 29, 2004, as restated        2,201     1,426,072    (1,491,775)      (63,502)      (60,040)       15,333        52,690
                                      ==========    ==========    ==========    ==========    ==========    ==========    ==========

     (b) Restatement of 2005 financial statements: The Company has restated the previously issued unaudited financial statements for the year ended February 28, 2005. The nature and effect of the above restatement is presented below:

                                                       Stockholders' Equity
                                      --------------------------------------------------------------------------------
                                                    Additional
                                        Common       Paid-in      Accumulated                  Net Loss
                                        Stock        Capital        Deficit       Total        for 2005        Cash
                                      ----------    ----------    -----------   ----------    ----------    ----------
     February 28, 2005, as
     previously reported                   2,362     1,765,101    (1,565,693)      201,770       (58,918)      303,134
                                      ----------    ----------    ----------    ----------    ----------    ----------

     - Adjustments

1.   Total effect of adjustments,
     February 29, 2004, brought
     forward                                (161)      (39,029)       15,000       (24,190)           --            --

2.   To account for the issuance of
     1,053,807 shares at $0.05 per
     share in settlement of
     stockholders' advances and to
     reclassify the par value
     ($176) of such shares from
     Additional paid-in capital to
     common stock                            176        52,514            --        52,690            --            --

3.   To reflect a preferential
     deemed dividend of $1,500,000
     relating to the issuance of
     30,000,000 shares below fair
     value as further discussed in
     Note 5 and reclassify the par
     value of such shares ($5,010)
     from Additional Paid in
     Capital, where it was
     originally recorded, to Common
     Stock                                 5,010     1,494,990    (1,500,000)           --            --            --

4.   To account for the issuance of
     645,832 shares at $0.05 in
     settlement of Stockholder
     advances; such issuance was
     not previously recorded                 108        32,184        32,292            --        27,000            --

5.   To account for stock-based
     compensation of 356,796 shares
     at $0.06 per share at the date
     they were granted (year ended
     February 28, 2005); such
     stock-based compensation was
     not previously recorded                  --        21,408       (21,408)           --       (21,408)           --

6.   Eliminate the reversal of an
     accrual for legal expenses
     which had already been paid in
     the year ended February 28,
     2002. Such reversal was
     recorded in the 2005
     previously issued financial
     statements, while it is now
     recorded as of March 1, 2003
     (see Adjustment No 3 in Note
     9(a)-I)                                  --            --       (15,000)      (15,000)      (15,000)           --

7.   Eliminate the reversal of an
     accrual for stock-based
     compensation of 270,000 shares
     at $0.05 shares. Such reversal
     was recorded in the 2005
     previously issued financial
     statements, while it is now
     recorded in the year ended
     February 29, 2004 (see
     Adjustment No 4 in Note
     9(a)-II)                                 --            --       (13,500)      (13,500)      (13,500)           --

8.   To account for various general
     and administrative expenses
     and related accruals                     --            --       (80,191)      (80,191)      (80,191)      (17,292)

9.   To reclassify directors'
     remuneration from accounts
     payable to accrued
     liabilities                              --            --            --            --            --            --

10.  Adjust the weighted average
     number of common shares to
     27,095,500 shares, compared to
     44,138,065 shares previously
     reported, to reflect the
     number of days outstanding
     from the grant date of the
     shares. The effect of this
     adjustment was to increase the
     loss per common share to $0.06
     compared to $0.001 previously
     reported                                 --            --            --            --            --            --
                                      ----------    ----------    ----------    ----------    ----------    ----------
     Total effect of adjustments,
     February 28, 2005                     5,133     1,562,067    (1,615,099)      (47,899)     (130,099)        9,708
                                      ----------    ----------    ----------    ----------    ----------    ----------
     February 28 ,2005, as restated        7,495     3,327,168    (3,180,792)      153,871      (189,017)      312,842
                                      ==========    ==========    ==========    ==========    ==========    ==========
                                                 Stockholders' Equity
                                      ----------------------------------------
                                                      Due to a
                                        Accounts      related        Accrued
                                        Payable        party       liabilities
                                       ----------    ----------    -----------
     February 28, 2005, as
     previously reported                   72,533        28,831            --
                                       ----------    ----------    ----------

     - Adjustments

1.   Total effect of adjustments,
     February 29, 2004, brought
     forward                                   --        52,690       (28,500)

2.   To account for the issuance of
     1,053,807 shares at $0.05 per
     share in settlement of
     stockholders' advances and to
     reclassify the par value
     ($176) of such shares from
     Additional paid-in capital to
     common stock                              --       (52,690)           --

3.   To reflect a preferential
     deemed dividend of $1,500,000
     relating to the issuance of
     30,000,000 shares below fair
     value as further discussed in
     Note 5 and reclassify the par
     value of such shares ($5,010)
     from Additional Paid in
     Capital, where it was
     originally recorded, to Common
     Stock                                     --            --            --

4.   To account for the issuance of
     645,832 shares at $0.05 in
     settlement of Stockholder
     advances; such issuance was
     not previously recorded                   --            --

5.   To account for stock-based
     compensation of 356,796 shares
     at $0.06 per share at the date
     they were granted (year ended
     February 28, 2005); such
     stock-based compensation was
     not previously recorded                   --            --            --

6.   Eliminate the reversal of an
     accrual for legal expenses
     which had already been paid in
     the year ended February 28,
     2002. Such reversal was
     recorded in the 2005
     previously issued financial
     statements, while it is now
     recorded as of March 1, 2003
     (see Adjustment No 3 in Note
     9(a)-I)                                   --            --        15,000

7.   Eliminate the reversal of an
     accrual for stock-based
     compensation of 270,000 shares
     at $0.05 shares. Such reversal
     was recorded in the 2005
     previously issued financial
     statements, while it is now
     recorded in the year ended
     February 29, 2004 (see
     Adjustment No 4 in Note
     9(a)-II)                                  --            --        13,500

8.   To account for various general
     and administrative expenses
     and related accruals                  (9,770)        1,388        65,989

9.   To reclassify directors'
     remuneration from accounts
     payable to accrued
     liabilities                          (55,000)           --        55,000

10.  Adjust the weighted average
     number of common shares to
     27,095,500 shares, compared to
     44,138,065 shares previously
     reported, to reflect the
     number of days outstanding
     from the grant date of the
     shares. The effect of this
     adjustment was to increase the
     loss per common share to $0.06
     compared to $0.001 previously
     reported                                  --            --            --
                                       ----------    ----------    ----------
     Total effect of adjustments,
     February 28, 2005                    (64,770)        1,388       120,989
                                       ----------    ----------    ----------
     February 28 ,2005, as restated         7,763        30,219       120,989
                                       ==========    ==========    ==========

10.  Subsequent Events:

In May 2006, Colloquium representatives requested payment from the Company in the sum of Pound Sterling 150,000 (equivalent to approximately $300,000) for the reimbursement of judicial expenses on the full indemnity basis, compensation for the management time and expense said to have been borne by their clients in consequence of dealing with the litigation and damages for the adverse effect on the business of Colloquium. According to the Company's legal advisor there is a reasonable possibility that the Company will be required to pay judicial expenses on the full indemnity basis, while the possibility for the Company to pay compensation for the time and expense said to have been borne by Colloquium management in consequence of dealing with the litigation and damages for the adverse effect on the business of Colloquium is remote.

In a separate development, in late November 2006, the Company instructed its legal counsel to seek the abandonment of the litigation. It is expected that the case should be dealt with by the Court in Scotland in the week beginning December 18, 2006. According to the Company's legal counsel, the Company's decision in November 2006 to abandon the litigation, is highly likely to be approved by the Court and makes it probable that payment will be required to be made by the Company to the defending parties for judicial expenses on a full indemnity basis. Such expenses are estimated to approximate Pound Sterling 15,000 (equivalent to approximately $30,000) incremental to the amount of Pound Sterling 10,000 already paid by the Company as previously discussed in Note 8. However, the ultimate outcome of this litigation cannot be currently determined.

                                   SIGNATURES

Pursuant to the requirements of Sections 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                 Allships, Ltd.
                        ---------------------------------
                                  (Registrant)

                                        Dated: December 19, 2006


                                        /s/ Aristeidis Ioannidis
                                        ----------------------------------
                                        Aristeidis Ioannidis
                                        Chief Financial Officer