Form 20-F
period 2007-02-28
AllShips Ltd.
filed 2007-07-17
CIK 1083725

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

                   For the fiscal year ended FEBRUARY 28, 2007

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

              Securities for which there is a reporting obligation
                      pursuant to Section 15(d)of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     As of February 28, 2007, there were 45,230,693 shares of the registrant's common stock outstanding.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to make favorable acquisitions and/or investments, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

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

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2 Offer Statistics and Expected Timetable

Not Applicable.

Item 3 Key Information

A. Selected Financial Data

The following table sets forth our selected financial data as of February 28, 2003, February 29, 2004, and February 28, 2005, 2006 and 2007 and for each of the five years in the period ended February 28, 2007. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the financial statements and related notes included herein which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), an independent registered public accounting firm.

-----------------------------------------------------------------------------------------------------------
                                                      Year Ended
-----------------------------------------------------------------------------------------------------------
                           February 28,     February 29,                      February 28,
-----------------------------------------------------------------------------------------------------------
                               2003             2004             2005             2006             2007
-----------------------------------------------------------------------------------------------------------
(in U.S. dollars)
STATEMENT OF LOSS
-----------------------------------------------------------------------------------------------------------
Revenue                              0                0                0                0                0
-----------------------------------------------------------------------------------------------------------
General &
administrative
expenses                       (35,506)         (60,040)        (189,017)        (216,377)        (293,467)
-----------------------------------------------------------------------------------------------------------
Net loss                       (35,506)         (60,040)        (189,017)        (216,377)        (293,467)
-----------------------------------------------------------------------------------------------------------
Preferential deemed
dividend                             0                0       (1,500,000)               0                0
-----------------------------------------------------------------------------------------------------------
Loss attributable to
common stockholders            (35,506)         (60,040)      (1,689,017)        (216,377)        (293,467)
-----------------------------------------------------------------------------------------------------------
Loss per common share,
basic and diluted (2)            (0.01)           (0.01)           (0.06)           (0.00)           (0.01)
-----------------------------------------------------------------------------------------------------------
Weighted average basic
and diluted shares
outstanding                  7,947,828       10,060,165       27,095,500       45,230,693       45,230,693
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
BALANCE SHEET
(period end)
-----------------------------------------------------------------------------------------------------------
Current assets,
including cash                   7,019            5,528          312,842          125,686            4,195
-----------------------------------------------------------------------------------------------------------
Total assets                     7,019            5,528          312,842          125,686            4,195
-----------------------------------------------------------------------------------------------------------
Current liabilities            268,474           69,030          158,971          188,192          360,168
-----------------------------------------------------------------------------------------------------------
Total liabilities              268,474           69,030          158,971          188,192          360,168
-----------------------------------------------------------------------------------------------------------
Stockholders'
equity/(deficit)              (261,455)         (63,502)         153,871          (62,506)        (355,973)
-----------------------------------------------------------------------------------------------------------

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk factors

The company has identified the following risk factors as significant. The order in which they appear is not intended to reflect our management's prioritizing of such risks.

WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW. We had net losses of $293,467, $216,377 and $189,017 (before a preferential deemed dividend of $1,500,000) for the years ended February 28, 2007, February 28, 2006 and February 29, 2005. In addition, we had an accumulated deficit of $3,690,636 through February 28, 2007. At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $18,000, including administration, salaries, listing and audit costs.

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

WE ARE SUBJECT TO RISKS AS WE MAKE ACQUISITIONS.

As part of our business strategy, we intend to acquire and/or make investments in, as yet unidentified operating companies and assets. Any such future acquisitions and investments would involve risks, such as:

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

DEPENDENCE ON KEY EMPLOYEES. Our growth and profitability are dependent upon, among other things, the abilities and experience of our management team including Mr. George Economou, our Chairman and Director. If the services of Mr. George Economou or of our Chief Financial Officer became unavailable, our business, financial condition and results of operations could be adversely affected. In addition, on October 6,2006 our Chief Financial Officer, Mr. Christopher Thomas, resigned from our Company. Mr. Aristeidis Ioannidis was appointed to replace Mr. Thomas as our Chief Financial Officer.

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

Item 4 Information on the Company

A.   History and Development of the Company.

We were originally organized under the laws of Bermuda on March 24, 1998 under the legal name, "Omninet International Ltd." The term of the Company is perpetual. We amended our memorandum of association on June 30, 1998 in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. On April 10, 2000, we further amended our memorandum of association to increase the amount of our authorized common stock to 150,000,000 shares, par value $.000167. On October 6, 2004 we issued 30,000,000 additional common shares and increased our share capital by $300,000. On March 18, 2005 we changed our name to AllShips Ltd. The name change was made to better reflect the future anticipated business of the Company which is to own and operate ocean-going cargo vessels.

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

A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year. Annual fees are calculated based upon the exempted company's assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year. Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 - $1,200,000
must pay fees of $1,780, $3,635 and $5,610, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 2006 we had assessable capital of $25,000 (150,000,000 authorized shares of common stock with par value of $.000167). Accordingly, our annual fee for the calendar year 2007 was $3,635. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company's charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

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

In general, we intend to identify potential acquisitions through research and referrals. Once identified, we will screen the target to determine whether or not it might be suitable for acquisition. The initial screening will consist of an evaluation of the candidate's potential, which may include factors such as estimated future growth and income. If an existing shipping company is identified as a potential target, we will conduct a detailed analysis of the cost of acquisition, the target's fair market value, the prospective rate of return on an investment in the target and the likelihood of achieving such return. The detailed analysis may vary for each target and include criteria such as an evaluation of the target against comparable companies in the shipping industry, scrutiny of the target's financial condition and future earnings potential and discounted cash flow analysis. We are particularly interested in identifying and acquiring ship-owning companies and/or individual ocean-going cargo vessels. If we decide that a company is a suitable acquisition candidate, we anticipate that we will enter into an agreement to acquire such target, subject to obtaining any financing and approvals necessary to carryout the transaction.

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

D.   Property, Plant and Equipment

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $686 as of February 28, 2007. We have no office facilities or real property holdings. Our registered office is located at the offices of Atlantic Corporate Management, Warner Building, 85 Reid Street, Hamilton, Bermuda HM 12. Our registered office address is provided by Atlantic Corporate Management Ltd., our corporate Secretary, in exchange for an annual fee of $4,000. Atlantic Corporate Management Ltd. can terminate this arrangement for any reason at 120 days notice. We believe that our existing arrangement is adequate to meet our current needs.

Item 4A Unresolved Staff Comments

None.

Item 5 Operating and Financial Review and Prospects

A.   Operating Results

The following discussion is based on our audited financial statements for the years ended February 28, 2007, 2006 and 2005. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses. We are not presently engaged in that or any other business, and our sole activity is seeking shipping companies and individual ocean-going cargo vessels to acquire. We have not begun new operations since selling Colloquium because we have not acquired any company or individual asset.

The Company's expenses are primarily administrative in nature and include salaries, professional fees, legal fees, and transfer agent fees. Our general and administrative expenses increased from $216,377 in 2006 to $293,467 in 2007 primarily due to higher audit fees. Our general and administrative expenses increased from $189,017 in 2005 to $216,377 in 2006 primarily due to higher audit fees. Our general and administrative expenses increased from $60,040 in 2004 to $189,017 in 2005 primarily due to increased directors' remuneration expenses. Similarly, our net loss for 2007 was $293,467 compared to a net loss in 2006 and in 2005 of 216,377 and $189,017, respectively. The 2005 net loss does not include a preferential deemed dividend (see Note 5 to our audited financial statements) of $1,500,000, which increased the 2005 loss attributable to common stockholders to $1,689,017.

B.   Liquidity and Capital Resources

As of February 28, 2007, our total cash and cash equivalents was $686, our total current assets were $4,195 and our total current liabilities were $360,168. As of February 28, 2006, our total cash and cash equivalents was $117,408 and our total current assets were $125,686 and our current liabilities were $188,192.

During our fiscal year 2007 the Company derived most of its operating capital from Cardiff Marine Inc. ("Cardiff") a related party under common control which during 2007 paid, on our behalf, directly to third parties and made cash advances to us of $291,298 in the aggregate. Of this amount $13,312 was refunded to Cardiff during the same period. During the fiscal years 2006 and 2005 the Company derived most of its operating capital from the issuance of 30,000,000 shares at $0.01 thereby raising $300,000 on October 6, 2004. We have no planned capital expenditures at this time.

Net cash used in operating activities during the fiscal year 2007, 2006 and 2005 totaled $399,957, $190,185 and $21,700, respectively. These amounts were used for administrative expenses, including salaries, accounting and legal fees.

Net cash from investing activities for the fiscal year 2007 was $5,249 being the collection of amounts previously advanced to Cardiff. Net cash used in investing activities for fiscal year 2006 totaled $5,249, being cash advances to Cardiff. Net cash from investing activities for the fiscal year 2005 was $0.

Net cash provided by financing activities for fiscal years 2007, 2006 and 2005 was $277,986, $0 and $332,292, respectively. The 2007 amount reflects cash advances we received by Cardiff as well as payments made by Cardiff, on our behalf, directly to third parties of $291,298 in aggregate, net of the amounts we refunded to Cardiff during the same period of $13,312. The 2005 amount reflects the proceeds of $300,000 from issuance of common stock and advances of $32,292 we received from our stockholders and certain related parties.

Our working capital deficit, defined as the excess of our current assets over our current liabilities, for the fiscal years 2007 and 2006, was $355,973 and $62,506, respectively.

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

Name                     Age        Position Held and Term
----                     ---        ----------------------

George Economou           54        Chairman and Director since August 23, 2004.

Aristeidis Ioannidis      64        Director since August 23, 2004 and Chief
                                    Financial Officer since November 28, 2006.

Christopher J. Thomas     47        Chief Financial Officer from August 23, 2004
                                    to October 6, 2006.

Atlantic Corporate Management       Secretary since January 1, 2004.

The following is a description of the business experience and other positions held by each of our directors and key employees:

George Economou - has been actively involved in the shipping industry for over 25 years. After graduating from the Massachusetts Institute of Technology in 1976 with a B.A. and an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management, George Economou commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1978 until 1981 he worked as Sale and Purchase Manager at Brokerage and Management in New York. From 1981 to 1986 he held the position of General Manager of Oceania Maritime Agency in New York. In 1986 he invested and participated in the formation of numerous individual shipping companies. Mr. Economou is also the Chairman, Chief Executive Officer, Interim Chief Financial Officer and director of DryShips Inc., a company with securities registered under the Securities Exchange Act of 1934.

Aristeidis Ioannidis - graduated from Newcastle University with a B.Sc.(Hons) in Naval Architecture. He graduated after moving to MIT with an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management. He has worked in the shipping industry for over thirty years and has held senior executive management positions in both shipyards and shipping companies. In 1998 he was appointed as General Manager of Cardiff Marine Inc. Mr. Ioannidis was appointed to the board of directors of DryShips Inc. on May 29, 2007.

Christopher J. Thomas - served as our Chief Financial Officer and a director from August of 2004 until October 6, 2006. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas was also on the board of directors of DryShips Inc. and TOP Tankers Inc. each of which is a publicly traded company with securities registered under the Securities Exchange Act of 1934. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd.. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Atlantic Capital Management is a Bermuda corporation providing professional services to other Bermuda corporations. The Company entered into a contract for Atlantic Capital Management to serve as the registered office and secretary of the Company effective as of January 1, 2004.

B.   Compensation

During the year ended February 28, 2007 an aggregate of $49,000 compensation was paid to our officers or directors in their capacity as officers and directors.

We did not set aside any amounts during the last fiscal year to provide pension, retirement or similar benefits for our directors and officers. On June 5, 2000, our shareholders approved our 2000 Outside Directors' Stock Option Plan and set aside 100,000 shares of our common stock for issuance there under. Under the terms of the Outside Directors' Plan, each non-employee director will automatically be eligible to receive an option, which option may be granted by a committee of our board of directors, to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance there under. The Stock Incentive Plan allows a committee of our Board of Directors to make awards of a variety of equity-based incentives to officers and key employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights, and is intended to enhance our ability to attract and retain key personnel. As of the date of this Annual Report, no options have been granted pursuant to the Outside Directors' Plan or the Stock Incentive Plan.

C.   Board Practices

The Company's directors are elected by the shareholders at our annual general meeting, and serve a term of one year or until their successors are appointed and duly elected to office. We have applied for a sanction with the Registrar of Companies in Bermuda because we did not hold an annual general meeting in 2006. We expect to hold an annual general meeting following receipt of the sanction. Executive officers are appointed by our Board of Directors and serve until their successors are appointed.

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

E.   Share Ownership

Other than as set forth below under "Item 7 - Major Shareholders and Related Party Transactions," as of July 17, 2007, none of our directors or officers owned any of our common stock.

Item 7 Major Shareholders and Related Party Transactions

A.   Major Shareholders

To the best of our management's knowledge, the following are the only owners of more than 5% of the Company's issued and outstanding common stock as at July 17, 2007.

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

B.   Related Party Transactions

In the years ended February 28, 2007, 2006 and 2005 we paid $0, $0 and $2,000, respectively, to Barons SA and Barons Financial Services S.A. in respect of financial services provided to the Company. Both companies are controlled by Mr. Eric Kohn, the Company's controlling shareholder and director until August 23, 2004. As of February 28, 2007 and 2006 there were no amounts due to these two companies.

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

In the year ended February 28, 2005, Cardiff made direct payments to third parties on our behalf of $30,219 for some of our operating expenses. The amount was outstanding at February 28, 2005 and was settled in January 2006.

In the year ended February 28, 2006 we made direct payments to third parties on behalf of Cardiff of $5,249. The amount was outstanding at February 28, 2006 and was settled in July 2006.

During the year ended February 28, 2007, Cardiff made cash advances to us and direct payments to certain of our creditors, on our behalf, and advances to the Company of $291,298 in the aggregate. Of this amount, $13,312, were refunded to Cardiff during the same period. The balance of $277,986 was outstanding at February 28, 2007 and has not been settled to date.

Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation (the "Foundation"), a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou's sister.

Mr. Aristidis Ioannidis, our Chief Financial Officer and director, is the General Manager of Cardiff.

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

In May 2006, Colloquium representatives requested payment from the Company in the sum of Pound Sterling 150,000 (equivalent to approximately $300,000) for the Reimbursement of judicial expenses on the full indemnity basis, compensation for the management time and expense said to have been borne by their clients in consequence of dealing with the litigations and damages for the adverse effect on the business of Colloquium. According to our legal advisor there was a reasonable possibility that we would be required to pay judicial expenses on the full indemnity basis, while the possibility for the Company to pay compensation for the time and expense said to have been borne by Colloquium Management in consequence of dealing with both litigations and damages for the adverse effect on the business of Colloquium was remote.

In a separate development, in late November 2006, the Company instructed its legal counsel to seek the abandonment of the litigation. The case was dealt with the Court in Scotland on December 21, 2006, and the Company was required to settle the Defenders' Account of Expenses in the sum of Pound Sterling 10,000. Such settlement was made in March 2007 using the amount previously deposited by the Company in the name of the Accountant of Court, as discussed above.

Dividend policy

The Company has not paid dividends in any of the last five fiscal years and we have no plans to pay dividends in the foreseeable future.

B.   Significant Changes

Not Applicable.

Item 9 The offer and Listing

A.   Offer and listing details

Three Most Recent Years - Annual Highs and Lows (1)

                           Low             High
                           ---             ----

 2005                      N/A             N/A
 2006                      N/A             N/A
 2007                      N/A             N/A

----------
(1) Since the inception of the quoting of the Company's stock on the OTC Bulletin Board, the only trade occurred on August 6, 2001 at a price of $0.475.

B.   Plan of Distribution

Not applicable.

C.   Markets

Our common stock is eligible for trading on the pink sheets under the symbol OMILF.PK. As of July 17, 2007, we had 30 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. Our common stock was first quoted on the OTC Bulletin Board on August 6, 2001. The last quoted closing price of the common stock on the OTC Bulletin Board was $0.475 per share. There has been no trading activity in our stock other than the trade on August 6, 2001.

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

Stockholder Meetings

Under our bye-laws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of Bermuda. The Company in a general meeting or the Board may fix any date as the record date for any dividend, distribution, allotment or issue or for the purpose of identifying the persons entitled to receive notices of general meetings.

Limitations on Liability and Indemnification of Officers and Directors

The Companies Acts authorize corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties.

Our bye-laws provide that we must indemnify our directors, officers and members of committees to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses, including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulations and all reasonable legal and other costs and expenses properly payable to our directors, officers and members of committees. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive offices.

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

Election and Removal of Directors

The Company may in a special general meeting called for that purpose remove a director provided notice of any such meeting shall be served upon the director concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. This provision may discourage, delay or prevent the removal of incumbent officers and directors.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a)  Disclosure Controls and Procedures

     Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 28, 2007. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     Based on that evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective, as of the end of the period covered by this report, in timely alerting them to material information required to be disclosed in our periodic filings with the Securities and Exchange Commission ("SEC"), and in ensuring that the information required to be disclosed in those filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b)  Management's Report on Internal Control over Financial Reporting

     Although the Company is not required to file the report required by Item 15(b) of Form 20-F for its fiscal years ended February 28, 2005, 2006, or 2007, the Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Effective internal control over financial reporting can only provide reasonable assurance that the objectives of the control process are met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Further, the design of internal control over financial reporting includes the consideration of the benefits of each control relative to the cost of the control.

(c)  Attestation Report of Independent Registered Public Accounting Firm

Not applicable

(d)  Changes in Internal Controls

     During the period covered by this annual report, procedures have been put in place to ensure the timely transmittal of correspondence received by the corporate secretary to the Company and to improve the understanding of the SEC rules and regulations in relation with filing requirements.

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

Item 16C Principal Accountant Fees and Services.

Audit Fees

Ernst and Young (Hellas), Certified Auditors Accountants S.A, or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended February 28, 2007, 2006 and 2005. For the audit of the years ended February 27, 2007 and 2006, our audit fees were Euro 42,000 and Euro 68,250, respectively. In addition during the year ended February 28, 2007 Ernst & Young billed us Euro 63,000 in connection with the re-filing of our 2005 annual report on Form 20-F. There were no tax, audit related, or other fees billed in 2007 and 2006.

All fees paid to our Accountants are approved in advance by our Board of Directors.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17  Financial Statements

See Item 18

Item 18 Financial Statements

The financial statements beginning on page F-1, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed as a part of this annual report.

                                  ALLSHIPS LTD.

                          Index To Financial Statements

                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm                      F-2

Balance Sheets as of February 28, 2006 and 2007                              F-3

Statements of Loss for the years ended February 28, 2005, 2006  and 2007     F-4

Statements of Stockholders' Equity / (Deficit) for the years ended
February 28, 2005, 2006 and 2007                                             F-5

Statements of Cash Flows for the years ended February 28, 2005, 2006
and 2007                                                                     F-6

Notes to Financial Statements                                                F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
AllShips Ltd.

We have audited the accompanying balance sheets of AllShips Ltd. as of February 28, 2006 and 2007 and the related statements of loss, stockholders' equity / (deficit) and cash flows for each of the three years in the period ended February 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllShips Ltd. at February 28, 2006 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2007, in conformity with U.S. generally accepted accounting principles.

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


/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
July 16, 2007

ALLSHIPS LTD.
Balance Sheets
February 28, 2006 and 2007
(Expressed in U.S. Dollars)

                                                         2006           2007
                                                     -----------    -----------

ASSETS
------

CURRENT ASSETS

   Cash                                              $   117,408    $       686

   Prepaid expenses                                        3,029          3,509
   Due from a related party                                5,249             --
                                                     -----------    -----------

      Total current assets                           $   125,686    $     4,195
                                                     ===========    ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------

CURRENT LIABILITIES

   Accounts payable                                  $    28,500    $     9,625
   Accrued liabilities                                   159,692         72,557
   Due to a related party                                     --        277,986
                                                     -----------    -----------

      Total current liabilities                          188,192        360,168
                                                     -----------    -----------


STOCKHOLDERS' DEFICIT

Common stock, $0.000167 par value;
150,000,000 shares authorized;
45,230,693 issued and outstanding                          7,555          7,555
Additional paid-in capital                             3,327,108      3,327,108
Accumulated deficit                                   (3,397,169)    (3,690,636)
                                                     -----------    -----------

      Total stockholders' deficit                        (62,506)      (355,973)
                                                     -----------    -----------

      Total liabilities and stockholders' deficit    $   125,686    $     4,195
                                                     ===========    ===========

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Loss
For the years ended February 28, 2005, 2006 and 2007
(Expressed in U.S. Dollars)
                                            2005            2006            2007
                                        ------------    ------------    ------------
General and administrative expenses     $   (183,875)   $   (216,377)   $   (293,467)

General and administrative expenses
- related party                               (5,142)             --              --
                                        ------------    ------------    ------------
Net loss                                $   (189,017)   $   (216,377)   $   (293,467)
                                        ============    ============    ============
Preferential deemed dividend (Note 5)   $ (1,500,000)   $         --    $         --
                                        ------------    ------------    ------------
Net loss attributable to common
stockholders                            $ (1,689,017)   $   (216,377)   $   (293,467)
                                        ============    ============    ============
Loss per common share, basic and
diluted                                 $      (0.06)   $      (0.00)   $      (0.01)
                                        ============    ============    ============
Weighted average number of common
shares, basic and diluted                 27,095,500      45,230,693      45,230,693
                                        ============    ============    ============

The accompanying notes are an integral part of these financial statements.

ALLSHIPS Ltd.
Statements of Stockholders' Equity / (Deficit)
For the years ended February 28, 2005, 2006 and 2007
(Expressed in U.S. Dollars)
                                                               Common Stock
                                                        --------------------------
                                                                                      Additional
                                        Comprehensive                                   Paid-in       Accumulated
                                           Loss         # of Shares     Par Value       Capital         Deficit          Total
                                        -------------   ------------   ------------   ------------    -----------     ------------
Balance, February 29, 2004                               13,174,258    $     2,201    $ 1,426,072     $(1,491,775)    $   (63,502)
Common stock issued in settlement of
stockholders' advances                                      645,832            108         32,184              --          32,292
Common stock issued in settlement of
stockholders' advances                                    1,053,807            176         52,514              --          52,690
Issuance of common stock                                 30,000,000          5,010        294,990              --         300,000
Preferential deemed dividend                                     --                     1,500,000      (1,500,000)             --
Stock-based compensation expense                                 --             --         21,408              --          21,408
Net loss                                   (189,017)             --             --             --        (189,017)       (189,017)
                                        ------------
Comprehensive loss                         (189,017)             --             --             --              --              --
                                        ============    ------------   ------------   ------------    ------------    ------------
Balance, February 28, 2005                               44,873,897    $     7,495    $ 3,327,168     $(3,180,792)    $   153,871

Common stock issued in settlement of
directors' stock-based compensation                         356,796             60            (60)             --              --
Net loss                                   (216,377)             --             --             --        (216,377)       (216,377)
                                        ------------    ------------   ------------   ------------    ------------    ------------
Comprehensive loss                         (216,377)                                                                           --
                                        ============
Balance, February 28, 2006                               45,230,693          7,555      3,327,108      (3,397,169)        (62,506)

Net loss                                   (293,467)                                                     (293,467)       (293,467)
                                        ------------    ------------   ------------   ------------    ------------    ------------
Comprehensive loss                         (293,467)
                                        ============
Balance, February 28, 2007                               45,230,693    $     7,555    $ 3,327,108     $(3,690,636)    $  (355,973)
                                                        ============   ============   ============    ============    ============

ALLSHIPS LTD.
Statements of Cash Flows
For the years ended February 28, 2005, 2006 and 2007
(Expressed in U.S. Dollars)
                                                       2005         2006         2007
                                                    ---------    ---------    ---------
Cash flows from operating activities
Net Loss                                            $(189,017)   $(216,377)   $(293,467)
Non cash items:
    Stock-based compensation expense                   21,408           --           --
Changes in operating assets and liabilities:
    Prepaid expenses                                    3,278       (3,029)        (480)
    Accounts payable                                    6,756       20,737      (18,875)
    Accrued liabilities                               105,656       38,703      (87,135)
    Due to/from related parties                        30,219      (30,219)          --
                                                    ----------   ----------   ----------
Net cash used in operating activities               $ (21,700)   $(190,185)   $(399,957)
                                                    ----------   ----------   ----------

Cash flows from investing activities
    Advances to related parties                            --       (5,249)       5,249
                                                    ----------   ----------   ----------
Net cash used in investing activities                      --       (5,249)       5,249
                                                    ----------   ----------   ----------

Cash flows from financing activities
    Proceeds from issuance of common stock            300,000           --           --
    Advances from stockholder and related parties      32,292           --      277,986
                                                    ----------   ----------   ----------
Net cash provided by financing activities           $ 332,292    $      --    $ 277,986
                                                    ----------   ----------   ----------

Net (decrease) / increase in cash                     310,592     (195,434)    (116,722)
Cash, beginning of year                                 2,250      312,842      117,408
                                                    ----------   ----------   ----------
Cash, end of year                                   $ 312,842    $ 117,408    $     686
                                                    ==========   ==========   ==========

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash financing activities:
Settlement of advances from stockholder
with shares of common stock                         $  84,982    $      --    $      --
                                                    ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

AllShips Ltd.
Notes to Financial Statements February 28, 2006 and 2007
(Expressed in United States Dollars)

1.   Basis of Presentation and General Information:

     The accompanying financial statements include the accounts of AllShips Ltd. (the "Company") which was incorporated in Bermuda on March 24, 1998 under the name of Omninet International Ltd. On August 20, 2004, the Company's then major stockholder (Mr. Eric Kohn) sold his shares in the Company (representing approximately 69% of the Company's then outstanding common stock) to 8 Marshall Island companies beneficially owned by Mr. George Economou and members of his family (the "New Majority Stockholders"), at a price of $ 0.06 per share. The Company was renamed to AllShips Ltd. on March 18, 2005. The Company has no source of revenues.

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

     (d) Share-Based Compensation: The Company adopted Statement 123(R) on March 1, 2006, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values, using the modified-prospective method. Historically, the Company has limited its share-based payments activity to grants of Company shares with no future vesting conditions to non-employee directors for their services as directors (a practice that has been discontinued since November
          2004) and, as such, there is no material impact on its results of operations, financial position or cash flows.

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

     (e)  Recent Accounting Pronouncements

          On September 13, 2006, with the release of Staff Accounting Bulletin No. 108 ("SAB 108") "Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement" the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatments in quantifying current year misstatements for the purposes of a materiality assessment. The adoption of this SEC release did not have an effect on the Company's financial position or results of operations.

3.   Liquidity:

     The Company has no source of revenues and has continued to incur losses. As of February 28, 2007, the Company had negative working capital of $355,973 and stockholders' deficit of an equal amount. In order for the Company to continue as a going concern it will require additional funding from its stockholders or borrowings from related parties and/or lending institutions. Management's intention is to seek such funding; however, there can be no assurance that the Company will be able to raise such funding.

4.   Related Party Transactions:

     General and administrative expenses in the accompanying statements of loss for 2005, 2006 and 2007 include $2,000, $0 and $0, respectively, paid to Barons S.A. and Barons Financial Services S.A. in respect of financial services provided to the Company. Both companies were controlled by Mr. Eric Kohn, the Company's controlling shareholder and director until August 23, 2004. As of February 28, 2006 and 2007, there were no amounts due to these two companies.

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

     During the year ended February 28, 2005, Cardiff Marine Inc. ("Cardiff"), a related through common control company, made, on behalf of the Company, direct payments to third parties of certain of the Company's operating expenses, of $30,219. Cardiff is beneficially owned by the Company's New Majority Stockholders and its General Manager is also the Company's Chief Financial Officer and one of its directors. The above amount was fully settled in January 2006.

     The amount of $5,249 included in the accompanying 2006 balance sheet represents amounts due from Cardiff as a result of the Company's direct payments to third parties, on behalf of Cardiff. The account with Cardiff as of February 28, 2006 was settled in July 2006.

     During the year ended February 28, 2007, Cardiff made cash advances to the Company and direct payments to certain of the Company's creditors, on its behalf, totaling $291,298. Of this amount, $13,312 were refunded to Cardiff during the same period and the balance of $277,986 was outstanding at February 28, 2007 and is separately reflected in the accompanying 2007 balance sheet.

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

     o On October 6, 2004, 30,000,000 shares to the Company's New Majority Stockholders at a price of $0.01 per share for a total cash consideration of $300,000. The difference between the fair value of $
          0.06 per share as evidenced by the share purchase which occurred in August 2004 between unrelated parties (as discussed in Note 1, above) and the issuance at $ 0.01 per share, is accounted for and reflected as preferential deemed dividend, increasing the 2005 loss attributable to common stockholders and the accumulated deficit by $ 1,500,000.

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

     During the year ended February 28, 2007 no issuances of common stock took place.

6.   Taxation:

     Under Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received Tax Assurance from the Minister of Finance in Bermuda indicating that in event of any subsequent legislation imposing such taxes, the Company will be exempted from resulting taxation until the year 2016.

7.   Stock Option Plans:

     On June 5, 2000, the Company's stockholders approved the 2000 Outside Directors' Stock Option Plan and set aside 100,000 shares of the Company's common stock for issuance there under. Under the terms of the Outside Directors' Plan, each non-employee director will automatically be eligible to receive an option, which option may be granted by a committee of our board of directors, to purchase 5,000 shares of our common stock for each year that he serves as our director.

     The Company's stockholders also approved the 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance thereunder. The Stock Incentive Plan allows the Board of Directors to grant certain of the Company's key employees options to purchase Company's common stock, and is intended to enhance the Company's ability to attract and retain key personnel. The Stock Incentive Plan allows a committee of the Board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of Company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights.

     As of February 28, 2007 no options, shares or rights have been issued or granted under either of the above plans.

8.   Settlement of Long-Outstanding Litigation:

     In 1999 the Company initiated, in Bermuda, litigation against two former directors of Colloquium Ltd. ("Colloquium"), a former subsidiary of the Company, and an entity related to these directors. The litigation was in relation to the withdrawal of $50,691 from Colloquium's bank account and the return of approximately $24,000 paid by the Company to Colloquium in 1999 within the context of an agreement to sell Colloquium back to its original shareholders. The Company claimed that the withdrawal of funds was unauthorized and that the $24,000 was paid after a material default under the agreement with the former shareholders of Colloquium and accordingly was seeking the return of these funds from these individuals. A default judgment obtained in Bermuda against the defendants for $74,691, plus interest and costs was appealed by Colloquium on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error. In November 2001, the amount of Pound Sterling 10,000 (equivalent to $15,000) was deposited to a Special Deposit account held with the Royal Bank of Scotland, in the name of the Accountant of Court, as security of Colloquium's judicial expenses to await the outcome of the litigation. This amount was expensed in the year ended February 28, 2002. In April 2002, the Bermuda court overturned the previous judgment against Colloquium, and held that Scotland was the appropriate jurisdiction for such litigation. Since then negotiations held for an out of court settlement proved unsuccessful, until November 2006 when the Company instructed its legal counsel to seek the abandonment of the litigation. The case was dealt with by the Court in Scotland on December 21, 2006 and the Company was required to settle the defenders' Account of Expenses in the sum of Pound Sterling 10,000. Such settlement was made in March 2007 using the amount previously deposited by the Company in the name of the Accountant of Court, as discussed above.

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

                                  AllShips Ltd.
                        ---------------------------------
                                  (Registrant)

                                        Dated: July 17, 2007


                                        /s/ Aristeidis Ioannidis
                                        ----------------------------------
                                        Aristeidis Ioannidis
                                        Chief Financial Officer

SK 23113 0001 788720