Form 20-F
AllShips Ltd.
filed 2008-06-11
CIK 1083725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended FEBRUARY 29, 2008

OR

[_]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number

OR

[_]        SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

ALLSHIPS LTD.
--------------------------------------------------------------------------------
(Exact name of Registrant as specified in its charter)

--------------------------------------------------------------------------------
(Translation of Registrant’s name into English)

BERMUDA
--------------------------------------------------------------------------------
(Jurisdiction of incorporation or organization)

Covenant House
85 Reid Street
Hamilton, Bermuda HM 12
--------------------------------------------------------------------------------
(Address of principal executive offices)

George Economou, Chairman, Tel. No. 011 30 210 809 0570,
Fax No. 011 30 21080 90 205
80 Kifissias Avenue, Maroussi, Athens-15125, Greece
--------------------------------------------------------------------------------
(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

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

     As of February 29, 2008, there were 45,230,693 shares of the registrant’s common stock outstanding.

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

[X] Yes    [_] No

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]    Accelerated filer [_]    Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X]   U.S. GAAP

[_]   International Financial Reporting Standards as issued by the International Accounting Standards Board

[_]   Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17    [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[X] Yes    [_] No

FORWARD-LOOKING STATEMENTS

AllShips Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe," "except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,”  “may,” “should,” “expect” and similar expressions identify forward-looking statements.

Please note that in this annual report “we,” “us,” “our,” and “the Company” all refer to AllShips Ltd.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to make favorable acquisitions and/or investments and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

(i)

(ii)

PART I

Item 1    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2    Offer Statistics and Expected Timetable

Not Applicable.

Item 3    Key Information

A.   Selected Financial Data

The following table sets forth our selected financial data as of February 29, 2004 and February 28, 2005, 2006 and 2007 and February 29, 2008 and for each of the five years in the period ended February 29, 2008. The following information should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the financial statements and related notes included herein which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm.

	Year Ended

	February 29,	February 28,			February 29,
	2004	2005	2006	2007	2008
(in U.S. dollars)
STATEMENT OF LOSS
Revenue	-	-	-	-	-
General & administrative expenses	(60,040)	(189,017)	(216,377)	(293,467)	(150,856)
Net loss	(60,040)	(189,017)	(216,377)	(293,467)	(150,856)
Preferential deemed dividend	-	(1,500,000)	-	-	-
Loss attributable to common stockholders	(60,040)	(1,689,017)	(216,377)	(293,467)	(150,856)
Loss per common share, basic and diluted	(0.01)	(0.06)	(0.00)	(0.01)	(0.00)
Weighted average basic and diluted shares outstanding	10,060,165	27,095,500	45,230,693	45,230,693	45,230,693

BALANCE SHEET (period end)
Current assets, including cash	5,528	312,842	125,686	4,195	3,739
Total assets	5,528	312,842	125,686	4,195	3,739
Current liabilities	69,030	158,971	188,192	360,168	510,568
Total liabilities	69,030	158,971	188,192	360,168	510,568
Stockholders’ equity/(deficit)	(63,502)	153,871	(62,506)	(355,973)	(506,829)

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

The company has identified the following risk factors as significant.  The order in which they appear is not intended to reflect our management’s prioritizing of such risks.

WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW.

We had net losses of $150,856, $293,467 and $216,377 for the years ended February 29, 2008, February 28, 2007 and February 28, 2006, respectively. In addition, we had a stockholders’ deficit of $506,829 through February 29, 2008.  At present we do not have any revenue producing operations and we anticipate monthly operating expenses of approximately $13,500, including administrative costs, salaries, listing and audit costs.

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

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO ASSESS PAST PERFORMANCE AND FUTURE PROSPECTS.

There is only limited historical operating and financial information on which to base an evaluation of our performance and prospects. We have acquired and disposed of one company since our inception in March 1998. Any company that we may acquire in the future may be in a completely different business than the company we previously owned.   This limits the comparability of our operating and financial information from period to period.

WE ARE SUBJECT TO RISKS AS WE MAKE ACQUISITIONS.

As part of our business strategy, we intend to acquire and/or make investments in as yet unidentified operating companies and assets. Any such future acquisitions and investments would involve risks, such as:
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

RISKS INHERENT IN INTERNATIONAL  OPERATIONS.

We are not currently conducting business. In the future, however, we may acquire an operating company or asset located outside of the United States. If we acquire a non-U.S. operating company, it is possible that a substantial portion of our business may be conducted outside of the United States. In this event, our operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance; the instability of foreign economies; currency fluctuations; and devaluations; adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, our ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction. We could also be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Any of these risks could have an adverse effect on our operations.

DEPENDENCE ON KEY EMPLOYEES.  We have two employees, Mr. George Economou, our Chairman and Director and Mr. Aristidis Ioannidis, our Chief Financial Officer and Director. Our growth and profitability are dependent upon, among other things, the abilities and experience of these two employees. If the services of these two employees became unavailable, our business, financial condition and results of operations could be adversely affected.

WE ARE INCORPORATED IN BERMUDA AND INTEND TO REDOMICILE TO THE REPUBLIC OF THE MARSHALL ISLANDS. We are incorporated under the laws of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management and directors and the rights of our shareholders, are governed by Bermuda law and our Memorandum of Association and Bye-laws. Such principles of law may differ from those that would apply if we were incorporated in a jurisdiction in the United States. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide that we must indemnify our directors, officers and members of committees to the fullest extent authorized by law. For further information concerning our Memorandum of Association and Bye-laws, see “Item 10 - Additional Information - Memorandum and Articles of Association.”

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

On March 17, 2008, our shareholders voted to approve the discontinuance of the Company out of the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands.  We intend to complete the redomiciliation to the Republic of the Marshall Islands in the second quarter of 2008, after which our affairs will be governed by the Marshall Islands Business Corporations Act or the BCA.  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States; however, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING DO NOT CURRENTLY MEET ALL OF THE STANDARDS CONTEMPLATED BY SECTION 404 OF THE SARBANES-OXLEY ACT. SINCE WE FAILED TO ACHIEVE AND MAINTAIN EFFECTIVE INTERNAL CONTROLS OVER FINANCIAL REPORTING IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT, WE MAY BE UNABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS OR PREVENT FRAUD AND COULD BE REQUIRED TO RESTATE OUR HISTORICAL FINANCIAL STATEMENTS, ANY OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as of February 29, 2008.

As a result of its evaluation, management identified one material weakness in the Company’s internal controls over financial reporting. Based on the weakness identified as described below, management concluded that the Company’s internal control over financial reporting was not effective due solely to, and only to the extend of, the respective material weakness.

A material weakness is defined as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.”

As a result of its evaluation, the Company identified a material weakness resulting from the absence of an effective control over the process of recording accrued liabilities.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify significant deficiencies, as well as material weaknesses, in internal control over financial reporting in future reporting periods. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences.  There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if our independent registered public accounting firm were to report a significant deficiency or material weakness in our internal controls over financial reporting. This could materially adversely affect our financial condition.

Item 4    Information on the Company

A.   History and Development of the Company

We were originally organized under the laws of Bermuda on March 24, 1998 under the legal name, “Omninet International Ltd.”  The term of the Company is perpetual. We amended our Memorandum of Association on June 30, 1998 in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. On April 10, 2000, we further amended our Memorandum of Association to increase the amount of our authorized common stock to 150,000,000 shares, par value $.000167.  On October 6, 2004 we issued 30,000,000 additional common shares and increased our share capital by $300,000. On March 18, 2005 we changed our name to AllShips Ltd. The name change was made to better reflect the future anticipated business of the Company, which is to own and operate ocean-going cargo vessels.

We are a Bermuda-exempted company. A Bermuda-exempted company is legislatively exempt from Bermuda’s usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens. A Bermuda-exempted company may reside in Bermuda, but must carry on its business transactions in other countries.  Bermuda-exempted companies may not own real estate in Bermuda. There is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda-exempted company or its shareholders to the Bermuda government.

A Bermuda-exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year.  Annual fees are calculated based upon the exempted company’s assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year.  Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 - $1,200,000 must pay fees of $1,780, $3,635 and $5,610, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 2007 we had assessable capital of $25,050 (150,000,000 authorized shares of common stock with par value of $0.00167). Accordingly, our annual fee for each of the periods ending January 31, 2008, 2007 and 2006 was $3,820, $3,635 and $3,635, respectively. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company’s charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

In addition, a Bermuda-exempted company may apply under the Exempted undertakings Tax Protection Act of 1966 for an assurance from the Bermuda government that any tax-imposing legislation will not be applied to the company until after March 2016. We were granted such tax assurance on March 30, 1998.

Except as described above, we are subject to the laws and regulations applicable to Bermuda-based corporations. Although Bermuda law at present is structured to encourage foreign investment, there can be no assurance that future laws and regulations will not have a negative impact on our operations.  See also “Risks Inherent in International Operations” in Item 3.D. above. At present, we are not aware of any special country risks, such as existing or probable government regulations, that could materially affect our operations.

B.   Business Overview

We are a company that intends to own and operate ship-operating businesses or to acquire ocean-going cargo vessels. We are not presently engaged in any business. Our only plan of operation is to seek a viable shipping business or ships to acquire.  At present, we have not identified another business or asset suitable for acquisition. Over the next 12 months, we intend to continue our search to acquire suitable shipping businesses or individual vessels.

In general, we intend to identify potential acquisitions through research and referrals. Once identified, we will screen the target to determine whether or not it might be suitable for acquisition. The initial screening will consist of an evaluation of the candidate’s potential, which may include factors such as estimated future growth and income. If an existing shipping company is identified as a potential target, we will conduct a detailed analysis of the cost of acquisition, the target’s fair market value, the prospective rate of return on an investment in the target and the likelihood of achieving such return. The detailed analysis may vary for each target and include criteria such as an evaluation of the target against comparable companies in the shipping industry and scrutiny of the target’s financial condition and future earnings potential and discounted cash flow analysis. We are particularly interested in identifying and acquiring ship-owning companies and/or individual ocean-going cargo vessels. If we decide that a company is a suitable acquisition candidate, we anticipate that we will enter into an agreement to acquire such target, subject to obtaining any financing and approvals necessary to carry out the transaction.

We will need additional financing or future profitability to continue as a going concern.  We will also need additional capital in order to acquire either a shipping company or ocean-going vessel.  We plan to raise such funds through a private placement of common stock or by borrowing from a lending institution. There can be no assurance that we will be able to raise such funds. See “Item 5 - Operating and Financial Review and Prospects.”

Since our formation, we have explored entering into certain businesses but commenced operations in only one business. In particular:

     ●    In the spring of 1998,  we  explored  providing  Internet  services to users in the United  Kingdom.  On July 2, 1998, we acquired all of the issued and outstanding shares (254,453 shares) of the common stock of Colloquium Ltd. (“Colloquium”), a Scotland-based provider of connectivity and value-added Internet services to the United Kingdom, in exchange for 954,964 shares of our common stock.

     ●    Colloquium  generated  net  operating  losses  from  the  date  of its acquisition until May 26, 1999. As Colloquium’s losses increased, it became clear that additional financing would be required in order to fund its operations, and we were not certain when, if ever, Colloquium would achieve profitability. These factors, among others, led to disagreement between our management and that of Colloquium.  In order to avoid continuing liabilities, our Board of Directors determined to sell Colloquium, even if that involved realizing a one-time loss. On May 26, 1999, we contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 of our shares held by them. We incurred a loss upon the sale of Colloquium because Colloquium’s poor operating performance negatively impacted the subsidiary’s value. Subsequent to May 26, 1999, we commenced litigation in Bermuda against two former directors of Colloquium. The litigation was finalized in March 2007.

     ●    On September 8, 1998, we entered into a Plan and Agreement of Merger - Reorganization with E&M Management, Inc. whereby, subject to numerous terms and  conditions, E&M was to be  merged  with and into us and we would be the  surviving  corporation. E&M was a development-stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations; however,  trades in E&M’s common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and,  on  November 2, 1999,  the  companies terminated the merger  agreement  by  executing a Mutual  Termination Agreement and  Release.  We do not believe that we incurred any liabilities as a result of termination of the merger agreement.
    ●  During the fiscal year ended February 28, 2002, we entered into negotiations for the acquisition of an Australian software company.  Because basic terms could not be agreed upon with that company’s management, we terminated our negotiations for such transaction before any letter of intent or other agreements were prepared or executed.

     ●    Since March 2002, we explored the acquisition of several companies, however, no formal negotiations or agreements were entered into.

C.   Organizational Structure

We are not a member of any group of companies.  We do not presently have any subsidiaries although, if we are successful in implementing our plan of operation and identifying a company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

D.   Property, Plant and Equipment

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $556 as of February 29, 2008.  We have no office facilities or real property holdings.  Our registered office is located at the offices of Atlantic Corporate Management, Warner Building, 85 Reid Street, Hamilton, Bermuda HM 12. Our registered office address is provided by Atlantic Corporate Management Ltd., our corporate Secretary, in exchange for an annual fee of $4,000.  Atlantic Corporate Management Ltd. can terminate this arrangement for any reason at 120 days’ notice.  We believe that our existing arrangement is adequate to meet our current needs.

Item 4A Unresolved Staff Comments

None.

Item 5    Operating and Financial Review and Prospects

A.   Operating Results

The following discussion is based on our audited financial data for the years ended February 29, 2008, February 28, 2007 and February 28, 2006. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses.  We are not presently engaged in that or any other business, and our sole activity is seeking shipping companies and individual ocean-going cargo vessels to acquire.  We have not begun new operations since selling Colloquium because we have not acquired any company or individual asset.

The Company’s expenses are primarily administrative in nature and include salaries, professional fees, legal fees and transfer agent fees. Our general and administrative expenses decreased from $293,467 in 2007 to $150,856 in 2008 primarily due to a decrease in legal expenses and audit fees. Our general and administrative expenses increased from $216,377 in 2006 to $293,467 in 2007 primarily due to higher audit fees.  Similarly, our net loss for 2008 decreased to $150,856 compared to a net loss in 2007 and 2006 of $293,467 and $216,377, respectively.

As we do not have any revenues and consequently we do not generate any cash flow, we are currently in a negative working capital position and, accordingly, to continue as a going concern we will require additional funding from our stockholders or borrowings from lending institutions. Currently, we derive our operating capital from Cardiff Marine Inc. (“Cardiff”), a related party under common control.

B.   Liquidity and Capital Resources

As of February 29, 2008, our total cash was $556, our total current assets were $3,739 and our current liabilities were $510,568.  As of February 28, 2007, our total cash was $686, our total current assets were $4,195 and our current liabilities were $360,168.

During our fiscal year 2008, the Company  derived most of its operating capital from Cardiff, which during 2008 paid on our behalf directly to third parties and made cash advances to us of $142,583 in the aggregate.  During our fiscal year 2007, the Company also derived most of its operating capital from Cardiff, which during 2007 paid on our behalf directly to third parties and made cash advances to us of $291,298 in the aggregate. Of this amount, $13,312 was refunded to Cardiff during the same period. During the fiscal years 2006 and 2005, the Company derived most of its operating capital from the issuance of 30,000,000 shares at $0.01, thereby raising $300,000 on October 6, 2004. We have no planned capital expenditures at this time.

Net cash used in operating activities during the fiscal years 2008, 2007 and 2006 totaled $142,713, $399,957 and $190,185, respectively. These amounts were used for administrative expenses, including salaries, accounting and legal fees.

Net cash from (used in) investing activities for the fiscal years 2008, 2007 and 2006 was $0, $5,249 and $(5,249), respectively.  In 2007 we collected the cash advances of $5,249 we made to Cardiff in 2006.

Net cash provided by financing activities for fiscal years 2008, 2007 and 2006 was $142,583, $277,986 and $0, respectively.  The 2008 and 2007 amounts reflect cash advances received by Cardiff as well as payments made by Cardiff, on our behalf, directly to third parties.

Our working capital deficit, defined as the excess of our current assets over our current liabilities, for the fiscal years 2008 and 2007 was $506,829 and $355,973, respectively.

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

F.   Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations.

G.   Safe Harbor

Not applicable.

Item 6    Directors, Senior Management and Employees

A.   Directors and Senior Management

The following sets forth the names of our directors, executive officers and key employees, the positions and offices held by each such person, and the period each such person has held such position.

Name	Age	Position Held and Term
George Economou	55	Chairman and Director since August 23, 2004

Aristidis Ioannidis	65	Director since August 23, 2004 and Chief Financial Officer since November 28, 2006

Atlantic Corporate Management		Secretary since January 1, 2004

The following is a description of the business experience and other positions held by each of our directors and key employees:

George Economou has been actively involved in the shipping industry for over 25 years.  After graduating from the Massachusetts Institute of Technology in 1976 with a B.A. and an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management, George Economou commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1978 until 1981, he worked as Sale and Purchase Manager at Brokerage and Management in New York.  From 1981 to 1986, he held the position of General Manager of Oceania Maritime Agency in New York.  In 1986 he invested and participated in the formation of numerous individual shipping companies. Mr. Economou is also the Chairman, Chief Executive Officer, interim Chief Financial Officer and director of DryShips Inc., a company with securities registered under the Securities Exchange Act of 1934.

Aristidis Ioannidis graduated from Newcastle University with a B.Sc.(Hons) in Naval Architecture.  After moving to Massachusetts Institute of Technology, he graduated with an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management. He has worked in the shipping industry for over 30 years and has held senior executive management positions in both shipyards and shipping companies. In 1998 he was appointed as General Manager of Cardiff Marine Inc. Mr. Ioannidis served on the board of directors of DryShips Inc. from May 29, 2007 to February 25, 2008.

Atlantic Capital Management is a Bermuda corporation providing  professional services to other Bermuda corporations. The Company entered into a contract for Atlantic Capital Management to serve as the registered office and secretary of the Company effective as of January 1, 2004.

B.   Compensation

During the year ended February 29, 2008, an aggregate of $40,000 compensation was paid to our officers and directors.

We did not set aside any amounts during the last fiscal year to provide pension, retirement or similar benefits for our directors and officers. On June 5, 2000, our shareholders approved our 2000 Outside Directors’ Stock Option Plan and set aside 100,000 shares of our common stock for issuance thereunder. Under the terms of the Outside Directors’ Plan, each non-employee director will automatically be eligible to receive an option, which option may be granted by a committee of our Board of Directors, to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance thereunder. The Stock Incentive Plan allows a committee of our Board of Directors to make awards of a variety of equity-based incentives to officers and key employees, including stock awards, options to purchase shares of Company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights, and is intended to enhance our ability to attract and retain key personnel. As of the date of this Annual Report, no options have been granted pursuant to the Outside Directors’ Plan or the Stock Incentive Plan.

C.   Board Practices

The Company’s directors are elected by the shareholders  at our annual general meeting  and serve a term of one year or until their  successors are appointed and duly elected to office. Executive officers are appointed by our Board of Directors and serve until their successors are appointed.  The Company does not presently have a compensation committee and has not yet appointed an audit committee. The Company’s entire Board of Directors is performing the functions of an audit committee.  There are no director services contracts that provide for benefits upon termination of service.

D.   Employees

We have no full-time or part-time employees, except for senior management and the Board of Directors.

E.   Share Ownership

Other than as set forth below under “Item 7 - Major Shareholders and Related Party Transactions,” as of May 28, 2008, none of our directors or officers owned any of our common stock.

Item 7    Major Shareholders and Related Party Transactions

A.   Major Shareholders

To the best of our management’s knowledge, the following are the only owners of more than 5% of the Company’s issued and outstanding common stock as at May 28, 2008.

Name	No. of Shares Owned	Percentage of Class
Eurotrade Marine Inc.(1)	16,103,227	35.60%
Fairmont Services Corp.(2)	10,064,517	22.25%
Gulfwind Maritime Inc.(3)	6,038,710	13.35%

(1) Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that beneficially owns 100% of Eurotrade Marine Inc.

(2) Fairmont Services Corp.: A company incorporated in the Marshall Islands. Mr. George Economou’s ex-wife, Ms. Elisavet Manola, is the beneficial owner of all of the issued and outstanding capital stock of this company.

(3) Gulfwind Maritime Co: A company incorporated in the Marshall Islands. Mr. George Economou’s sister, Ms. Chrysoula Kandylidis, is the beneficial owner of all of the issued and outstanding capital stock of this company.

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

In the year ended February 28, 2006, we made direct payments to third parties on behalf of Cardiff of $5,249. The amount was outstanding at February 28, 2006 and was settled in July 2006.

In the year ended February 28, 2007, Cardiff made cash advances to us and direct payments to certain of our creditors, on our behalf, and advances to the Company of $291,298 in the aggregate. Of this amount, $13,312 was refunded to Cardiff during the same period. The balance of $277,986 was outstanding at February 28, 2007 and has not been settled to date.

In the year ended February 29, 2008, Cardiff made cash advances to us and direct payments to certain of our creditors, on our behalf, and advances to the Company of $142,583 in the aggregate.  The balance of $420,569 was outstanding at February 29, 2008 and has not been settled to date.

Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation (the “Foundation”), a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou’s sister.

Mr. Aristidis Ioannidis, our Chief Financial Officer and director, is the General Manager of Cardiff Marine Inc.

C.   Interests of Experts and Counsel

Not Applicable.

Item 8    Financial information

A.   Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

Except for the legal case described below, which was finalized in March 2007, no legal proceedings are known to us to be contemplated, or threatened by or against us, by any party including any governmental authority.

In 1999 we commenced litigation in Bermuda against Colloquium, Brian McMillan and Catherine Matherson (two former directors) in relation to the withdrawal of $50,691 from our bank account and also sought the return of the approximately $24,000 paid by us into Colloquium’s treasury as part of the May 26, 1999 Agreement for the sale of Colloquium, a copy of which was filed as Exhibit 3.3 to our Form 20-F filed on December 16, 1999. We claimed that the withdrawal of funds was unauthorized and that the $24,000 payment made to Colloquium under the May 26, 1999 agreement was made in error after a material default under that agreement by Brian McMillan and Colloquium. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs. On June 29, 1999, we initiated an interdict  proceeding in the Court of Session in Scotland seeking an injunction to prevent the disposal of assets and seeking the repayment of $50,691. We initiated the interdict proceeding in Scotland because the defendants and their assets are located in that country.

Colloquium, Brian McMillan and Catherine Matherson have appealed the judgment in Bermuda, seeking to set aside the default judgment on the grounds that the defendants were improperly served notice of the Bermuda proceedings and that the default judgment was obtained in error.

In November 2001, the amount of Pound Sterling 10,000 (equivalent to $15,000) was deposited to a Special Deposit account held with the Royal Bank of Scotland, in the name of the Accountant of Court, as security for Colloquium’s judicial expenses to await the outcome of the litigation. This amount was expensed in the year ended February 28, 2002. At that time, Colloquium’s judicial expenses were estimated to be in the region of approximately Pound Sterling 15,000.

In April 2002, the Bermuda court overturned our previous judgment against Colloquium and held that Scotland was the appropriate jurisdiction for such litigation.  The litigation in Scotland has presently ceased, and no additional expenses for such matter are anticipated by Management.

In 2004 we entered into negotiations for an out-of-court settlement with Colloquium representatives who requested a payment towards their judicial expenses; however, such negotiations proved unsuccessful.

In May 2006, Colloquium representatives requested payment from the Company in the sum of Pound Sterling 150,000 (equivalent to approximately $300,000) for the reimbursement of judicial expenses on the full indemnity basis, compensation for management’s time and expenses said to have been borne by their clients in consequence of dealing with the litigations and damages for the adverse effect on the business of Colloquium. According to their company’s legal advisor, there is a reasonable possibility that the Company will be required to pay judicial expenses on the full indemnity basis, while the possibility for the Company to pay compensation for the time and expense said to have been borne by Colloquium management in consequence of dealing with both litigations and damages for the adverse effect on the business of Colloquium is remote.

In a separate development, in late November 2006, the Company instructed its legal counsel to seek the abandonment of the litigation. The case was dealt within the Court in Scotland on December 21, 2006, and the Company was required to settle the Defenders’ Account of Expenses in the sum of Pound Sterling 10,000. Such settlement was made in March 2007 using the amount previously deposited by the Company in the name of the Accountant of Court, as discussed above.

Dividend Policy

The Company has not paid dividends in any of the last three fiscal years and we have no plans to pay dividends in the foreseeable future.

B.   Significant Changes

Not Applicable.

Item 9    The Offer and Listing

A.   Offer and listing details

Since the inception of the quoting of the Company’s common stock on the OTC Bulletin Board, the only trade occurred on August 6, 2001 at a price of $0.475.

B.   Plan of Distribution

Not applicable.

C.   Markets

Our common stock is eligible for trading on the pink sheets under the symbol OMILF.PK. As of May 28, 2008, we had 30 stockholders of record, of which our shareholder register indicates three have addresses in the United States. Our common stock was first quoted on the OTC Bulletin Board on August 6, 2001. The last quoted closing price of the common stock on the OTC Bulletin Board was $0.475 per share. There has been no trading activity in our stock other than the trade on August 6, 2001.

Item 10    Additional Information

A.   Share Capital

Not applicable

B.   Memorandum and Articles of Association

Company’s Objects and Purposes

The objects for which the Company was formed and incorporated are: (i) to carry on the business of developing, designing, marketing, selling, researching and dealing in information technology, office automation, electronic equipment, computers and computer programs, data transmission products and systems and related equipment and supplies of all kinds; (ii) to provide facility management services by the accommodation, maintenance, supervision and management of computer installations, computer hardware and software and all appurtenances thereof, as agent for the buyer or hirer of such installations and equipment; and to act as consultants, managers and advisors in connection with the business described in objects (i) and (ii). The objects for which the Company was formed also include paragraphs (b) to (n) and (p) to (u) inclusive of the Second Schedule to the Bermuda Companies Act, 1981 (the “Companies Act”), which such items include the business of: packaging of goods of all kinds; buying, selling and dealing in goods of all kinds; designing and manufacturing of goods of all kinds; mining and quarrying and exploration for metals, minerals, fossil fuels and precious stones of all kinds and their preparation for sale or use; exploring for, the drilling for, the moving, transporting and refining petroleum and hydrocarbon products including oil and oil products; scientific research, including the improvement, discovery and development or processes, inventions, patents and designs and the construction,  maintenance and operation of laboratories and research centres; land, sea and air undertakings, including the land, ship and air carriage of passengers, mails and goods of all kinds; ships and aircraft owners, managers, operators, agents, builders and repairers; acquiring owning, selling, chartering, repairing or dealing in ships and aircraft; travel agents, freight contractors and forwarding agents; dock owners, wharfingers, warehousemen; ship chandlers and dealing in rope, canvas oil and ship stores of all kinds; all forms of engineering; farmers, livestock breeders and keepers, graziers, butchers, tanners and processors of and dealers in all kinds of live and dead stock, wool, hides, tallow, grain, vegetables and other produce; acquiring by purchase or otherwise and holding as an investment inventions, patents, trade marks, trade names, trade secrets, designs and the like; buying, selling, hiring, letting and dealing in conveyances of any sort; employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kind; acquiring by purchase or otherwise and holding, selling, disposing of and dealing in real property situated outside Bermuda and in personal property of all kinds wheresoever situated; and to enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligation of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence. The Company also has the powers as set out in clause no. 7 of the Memorandum of Association.

Modification of Rights

Subject to the Companies Acts, all or any of the specialrights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than  75% of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of our bye-laws as to general  meetings of the Company shall apply, except that the necessary quorum shall be two or more persons holding or representing by proxy any of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

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

Limitations on Liability and Indemnification of Officers and Directors

The Companies Acts authorize corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties.

Our bye-laws provide that we must indemnify our directors, officers and members of committees to the fullest extent authorized by law. We are also expressly authorized to advance certain  expenses, including, but not limited to, an amount paid to settle an action; satisfy a judgment, liabilities under contract,  tort and statute or any  applicable  foreign law or regulations; and all reasonable legal and other costs and expenses  properly payable to our directors,  officers and members of committees. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive offices.

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

Election and Removal of Directors

The Company may in a special general  meeting  called for that  purpose  remove a director,  provided  notice of any such meeting shall be served upon the director concerned  not less than 14 days  before the meeting, and he shall be entitled to be heard at that meeting.  This provision may discourage, delay or prevent the removal of incumbent officers and directors.

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

On March 17, 2008, our shareholders voted to approve the discontinuance of the Company out of the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands.  We intend to complete the redomiciliation to the Republic of the Marshall Islands in the third quarter of 2008, after which our affairs will be governed by the Marshall Islands Business Corporations Act or the BCA and article of incorporation and by-laws that comply with Marshall Islands law.

C.   Material Contracts

We have no material contracts, as currently we do not have any operations.

D.   Exchange Controls

Under Bermuda law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.   Taxation

United States Taxation

Not applicable.

Bermuda Tax Considerations

We are a Bermuda-exempted company.  A Bermuda-exempted company is legislatively exempt from Bermuda’s usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens.  There is no income tax, withholding tax, capital gains tax, capital transfer tax,  estate duty or inheritance  tax payable by a Bermuda-exempted company or its shareholders to the Bermuda government.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, DC 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.   Subsidiary Information

Not applicable.

Item 11    Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 12    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15    Controls and Procedures

(a)   Disclosure Controls and Procedures

        Pursuant to Rules 13a-15 or 15d -15 of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” as of February 29, 2008. The term disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e)) means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

      As a result of the material weakness described in (b) below, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were not effective as of February 29, 2008.

(b)   Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control system is a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Internal control over financial reporting is a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements.

        All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

        Our management assessed the effectiveness of our internal control over financial reporting as of February 29, 2008. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was not effective as of February 29, 2008, since our auditors identified and reported to us a material weakness as a result of the absence of an effective control over the process of accruing liabilities. An adjustment of $21,740 was proposed by our auditors and recorded by the Company to the annual financial statements prior to their issuance to correct the related misstatement that occurred.

(c)   Remediation Plans

       Management plans to remediate this material weakness during the fiscal year ending February 28, 2009 by establishing procedures to ensure that at each reporting date all liabilities are accrued on a timely basis.

(d)   Attestation Report of Independent Registered Public Accounting Firm

       This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(e)   Changes in Internal Controls over Financial Reporting

       Except as described in (b) above, there were no changes in the Company’s internal control over financial reporting during the fiscal year ended February 29, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C  Principal Accountant Fees and Services.

Audit Fees

Ernst & Young (Hellas), Certified Auditors Accountants S.A., or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended February 29, 2008 and February 28, 2007. For the audit of the years ended February 29, 2008 and February 28, 2007 our audit fees were approximately $57,900 (Euro 36,750) and $66,000 (Euro 42,000), respectively. In addition, during the year ended February 28, 2007 Ernst & Young billed us Euro 63,000 in connection with the re-filing of our 2005 annual report on Form 20-F. There were no tax, audit-related, or other fees billed in 2008 and 2007.

All fees paid to our Accountants are approved in advance by our Board of Directors.

Item 16D  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17    Financial Statements

See Item 18.

Item 18    Financial Statements

The financial statements beginning on page F-1, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed as a part of this annual report.

ALLSHIPS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AllShips Ltd.

We have audited the accompanying balance sheets of AllShips Ltd. as of February 29, 2008 and February 28, 2007 and the related statements of loss, stockholders’ deficit and cash flows for each of the three years in the period ended February 29, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllShips Ltd. at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 3, the Company has no source of revenue, has continued to incur losses, and has a working capital deficiency and stockholders’ deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to this matter are also described in Note 3. The financial statements as of February 29, 2008 do not include any adjustments relating to the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

June 9, 2008

ALLSHIPS LTD. Balance Sheets February 28, 2007 and February 29, 2008 (Expressed in U.S. Dollars)

ASSETS	2007	2008

CURRENT ASSETS

Cash	$686	$556
Prepaid expenses	3,509	3,183

Total current assets	4,195	3,739

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES

Accounts payable	9,625	8,321
Accrued liabilities (Note 4)	72,557	81,678
Due to a related party (Note 5)	277,986	420,569

Total current liabilities	360,168	510,568

COMMITMENTS AND CONTINGENCIES (Note 9)	-	-

STOCKHOLDERS’ DEFICIT

Common stock, $0.000167 par value; 150,000,000 shares authorized; 45,230,693 issued and outstanding as at February 28, 2007 and February 29, 2008 (Note 6)	7,555	7,555
Additional paid-in capital	3,327,108	3,327,108
Accumulated deficit	(3,690,636)	(3,841,492)

Total stockholders’ deficit	(355,973)	(506,829)

Total liabilities and stockholders’ deficit	$4,195	$3,739

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Loss
For the years ended February 28, 2006 and 2007 and February 29, 2008
(Expressed in U.S. Dollars)

	2006	2007	2008

General and administrative expenses	$(216,377)	$(293,467)	$(150,856)
Net loss	$(216,377)	$(293,467)	$(150,856)
Loss per common share, basic and diluted	$(0.00)	$(0.01)	$(0.00)
Weighted average number of common shares, basic and diluted	45,230,693	45,230,693	45,230,693

The accompanying notes are an integral part of these financial statements.

ALLSHIPS Ltd. Statements of Stockholders’ Deficit For the years ended February 28, 2006 and 2007 and February 29, 2008 (Expressed in U.S. Dollars)
	Comprehensive Loss		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
			# of Shares	Par Value

Balance, February 28, 2005			44,873,897	$7,495	$3,327,168	$(3,180,792)	$153,871

Common stock issued in settlement of directors’ stock-based compensation			356,796	60	(60)	-	-
Net loss		(216,377)	-	-	-	(216,377)	(216,377)
Comprehensive loss		(216,377)

Balance, February 28, 2006	$		45,230,693	$7,555	$3,327,108	$(3,397,169)	$(62,506)

Net loss		(293,467)	-	-	-	(293,467)	(293,467)
Comprehensive loss		(293,467)

Balance, February 28, 2007			45,230,693	7,555	3,327,108	(3,690,636)	(355,973)

Net loss		(150,856)	-	-	-	(150,856)	(150,856)
Comprehensive loss		$(150,856)

Balance, February 29, 2008			45,230,693	$7,555	$3,327,108	$(3,841,492)	$(506,829)

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD. Statements of Cash Flows For the years ended February 28, 2006 and 2007 and February 29, 2008 (Expressed in U.S. Dollars)

	2006	2007	2008

Cash flows from operating activities
Net Loss	$(216,377)	$(293,467)	$(150,856)
Changes in operating assets and liabilities:
Prepaid expenses	(3,029)	(480)	326
Accounts payable	20,737	(18,875)	(1,304)
Accrued liabilities	38,703	(87,135)	9,121
Due to/from related parties	(30,219)	-	-

Net cash used in operating activities	(190,185)	(399,957)	(142,713)

Cash flows from investing activities
(Advances to)/refund from related parties	(5,249)	5,249	-
Net cash (used in) / provided by investing activities	(5,249)	5,249	-

Cash flows from financing activities
Advances from related parties	-	277,986	142,583

Net cash provided by financing activities	-	277,986	142,583

Net decrease in cash and cash equivalents	(195,434)	(116,722)	(130)
Cash and cash equivalents, beginning of year	312,842	117,408	686

Cash and cash equivalents, end of year	$117,408	$686	$556

The accompanying notes are an integral part of these financial statements.

AllShips Ltd.
Notes to Financial Statements February 29, 2008
(Expressed in United States Dollars)

1.     Basis of Presentation and General Information:

The accompanying financial statements include the accounts of AllShips Ltd. (the “Company”), which was incorporated in Bermuda on March 24, 1998 under the name of Omninet International Ltd. On August 20, 2004 the Company’s major stockholder (Mr. Eric Kohn) sold his shares in the Company (representing approximately 69% of the Company’s outstanding common stock) to eight Marshall Island companies beneficially owned by Mr. George Economou and members of his family (the “New Majority Stockholders”), at a price of $0.06 per share. The Company was renamed AllShips Ltd. on March 18, 2005. The Company has no operations. The Company’s common stock is eligible for trading on the pink sheets.

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

(c)
Foreign Currency Translation: The functional currency of the Company is the U.S. dollar. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the reporting date exchange rates. Resulting gains or losses are included in “General and administrative expenses” in the accompanying statements of loss. There were no material gains or losses during any of the periods presented.

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

(e)
Loss Per Common Share: Basic loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock result in the issuance of such stock. The Company had no dilutive securities during the periods presented. For purposes of computing basic and diluted loss per common share, shares without vesting conditions committed to be issued under stock-based compensation arrangements or in settlement of stockholders’ advances are considered outstanding on the grant date or the date the shares were actually issued in settlement of the outstanding advances due to stockholders, respectively.

AllShips Ltd.
Notes to Financial Statements February 29, 2008
(Expressed in United States Dollars)

2.     Significant Accounting Policies – (continued):

(f)	Recent Accounting Pronouncements

(i)
In September 2006 the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2009. The adoption of the standard is not expected to have a material effect on the Company’s financial position or results of operations.

(ii)
In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements”. This statement will not be effective for the Company for the fiscal year beginning on January 1, 2008. The adoption of the standard is not expected to have a material effect on the Company’s financial position or results of operations.

AllShips Ltd.
Notes to Financial Statements February 29, 2008
(Expressed in United States Dollars)

3.     Liquidity:

The Company has no source of revenues and has continued to incur losses. As of February 29, 2008, the Company had negative working capital of $506,829 and stockholders’ deficit of an equal amount. In order for the Company to continue as a going concern, it will require additional funding from its stockholders or borrowings from a lending institution.  Management’s intention is to seek such funding; however, there can be no assurance that the Company will be able to raise such funding.

4.     Accrued Liabilities:

The amounts shown in the accompanying balance sheets are analyzed as follows:

	2007	2008
Legal fees	$12,403	$14,385
Audit fees	55,465	53,817
Other	4,689	13,476
	$72,557	$81,678

5.     Related Party Transactions:

During the year ended February 28, 2006  (on January 18, 2006), the Company issued 90,000 shares, 88,932 shares, 88,932 shares and 88,932 shares to its former directors, Messrs. Eric Kohn, Jeffrey Conyers, Michael Schroter and Martin Horst, respectively. These shares were granted to the former directors as compensation for their services rendered for the year ended February 29, 2004 and for the period from March 1, 2004 to August 23, 2004, the date they resigned, and as approved at the annual general meeting held on November 12, 2004. The related expense was charged to the statement of loss for the fiscal year 2005.

The amounts of $277,986 and $420,569 included in the accompanying 2007 and  2008 balance sheets represent amounts due to Cardiff Marine Inc. (“Cardiff”), a ship management company, as a result of the payments made by Cardiff on behalf of the Company.  The account with Cardiff as of February 29, 2008 will be settled during 2008.

Mr. George Economou, the Company’s Chairman and director, controls the Entrepreneurial Spirit Foundation (the “Foundation”), a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou’s sister. Mr. Aristidis Ioannidis, the Company’s Chief Financial Officer and director, is the General Manager of Cardiff.

6.     Common Stock:

Under the Company’s Articles of Incorporation, the Company’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.000167 per share. The Board of Directors shall have the authority to establish series of preferred stock and to designate preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions.

During the year ended February 28, 2006, 356,796 shares of common stock were issued (Note 5). During the years ended February 28, 2007 and February 29, 2008, no issuances of common stock took place.

AllShips Ltd.
Notes to Financial Statements February 29, 2008
(Expressed in United States Dollars)

7.     Taxation:

Under Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received Tax Assurance from the Minister of Finance in Bermuda indicating that in event of any subsequent legislation imposing such taxes, the Company will be exempted from resulting taxation until the year 2016.

8.     Stock Option Plans:

On June 5, 2000, the Company’s stockholders approved the 2000 Outside Directors’ Stock Option Plan and set aside 100,000 shares of the Company’s common stock for issuance there under. Under the terms of the Outside Directors’ Plan, each non-employee director will automatically be eligible to receive an option, which option may be granted by a committee of our board of directors, to purchase 5,000 shares of our common stock for each year that he serves as our director.

The Company’s stockholders also approved our 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance thereunder. The Stock Incentive Plan allows our Board of Directors to grant certain of our key employees options to purchase our common stock and is intended to enhance our ability to attract and retain key personnel. The Stock Incentive Plan allows a committee of the Board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights. As of February 29, 2008 no options, shares or rights have been issued or granted under either of the above plans.

9.     Commitments and Contingencies:

On December 21, 2006, a long-running litigation commenced in 1999 by the Company against two former directors of Colloquium Ltd. (“Colloquium”) (a former subsidiary of the Company) and an entity related to them, was concluded.  The courts did award the judicial expenses against the Company and in favor of the defenders, who had a four-month period to lodge their Account of Expenses with the Auditor of the Court. On March 30, 2007, the Account of Expenses was settled and paid to (“Colloquium”).

10.   Subsequent Event:

On March 17, 2008, at a special General Meeting, the Stockholders approved the discontinuance of the Company out of the Islands of Bermuda and its redomiciliation to the Republic of the Marshall Islands.

Item 19  Exhibits

Exhibit Number	Description

1.1
Memorandum of Association of the Company, as amended by that certain Certificate of Deposit of Memorandum of Increase of Share Capital dated June 30, 1998 (filed as Exhibit 1.1 to the Company’s  Form 20FR12G filed as of March 14, 2000, No. 001-15559, and incorporated herein by reference).

1.2	Bye-laws of the Company (filed as Exhibit 1.2 to the Company’s Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).

2.1	Form of Share Certificate (filed as Exhibit 2.1 to the Company’s Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Sections 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AllShips Ltd.
(Registrant)

Dated: June 11, 2008

/s/ Aristidis Ioannidis
Aristidis Ioannidis
Chief Financial Officer

SK 25630 0003 890570