Form 20-F
period 2009-02-28
AllShips Ltd.
filed 2009-09-14
CIK 1083725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended FEBRUARY 28, 2009

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number: 000-30574

ALLSHIPS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

MARSHALL ISLANDS
(Jurisdiction of incorporation or organization)

80 Kifissias Avenue, Maroussi, Athens-15125, Greece
(Address of principal executive offices)

George Economou, Chairman, Tel. No. 011 30 210 809 0570,
80 Kifissias Avenue, Maroussi, Athens-15125, Greece
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

     As of February 28, 2009, there were 45,230,693 shares of the registrant’s common stock outstanding.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                [_] Yes   [X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                [_] Yes   [X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sanctions.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                [X] Yes  [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Registration S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                                [_] Yes  [_] No

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |  |        Accelerated filer |  |        Non-accelerated filer |X|

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the financial statement item the registrant has elected to follow.

                             [_] Item 17     [_] Item 18

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

The forward-looking   statements  in  this  document  are  based  upon  various assumptions,  many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends,  data  contained  in our  records  and other data  available from third parties.  Although we believe that these  assumptions were reasonable when made, because these  assumptions are inherently  subject to significant  uncertainties and  contingencies  which are  difficult or impossible to predict and are beyond our  control,  we cannot  assure you that we will  achieve or  accomplish  these expectations, beliefs or projections.

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

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2 Offer Statistics and Expected Timetable

Not Applicable.

Item 3 Key Information

A. Selected Financial Data

The following table sets forth our selected financial data as of February 28, 2005, 2006 and 2007, February 29, 2008 and February 28, 2009 and for each of the five years in the period ended February 28, 2009. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the financial statements and related notes included herein which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm.

	Year Ended
	February 28,			February 29,	February 28,
	2005	2006	2007	2008	2009
(in U.S. Dollars except per share)
STATEMENT OF LOSS
Revenue	-	-	-	-	-
General & administrative expenses	(189,017)	(216,377)	(293,467)	(150,856)	(170,462)
Net loss	(189,017)	(216,377)	(293,467)	(150,856)	(170,462)
Preferential deemed dividend	(1,500,000)	-	-	-	-
Loss attributable to common stockholders	(1,689,017)	(216,377)	(293,467)	(150,856)	(170,462)
Loss per common share, basic and diluted	(0.06)	(0.00)	(0.01)	(0.00)	(0.00)
Weighted average basic and diluted shares outstanding	27,095,500	45,230,693	45,230,693	45,230,693	45,230,693
BALANCE SHEET (period end)
Current assets, including cash	312,842	125,686	4,195	3,739	807,868
Total assets	312,842	125,686	4,195	3,739	807,868
Current liabilities	158,971	188,192	360,168	510,568	692,714
Total liabilities	158,971	188,192	360,168	510,568	692,714
Stockholders’ equity/(deficit)	153,871	(62,506)	(355,973)	(506,829)	115,154

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

WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW.

We had net losses of $293,467, $150,856 and $170,462 for the years ended February 28, 2007, February 29, 2008 and February 28, 2009 respectively. In addition, we had a stockholders’ equity of $115,154 through February 28, 2009.  At present we do not have any revenue producing operations and we anticipate annual operating expenses of approximately $170,000, including administration, salaries, legal and audit costs.

Even if we acquire an operating entity or individual assets, we cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations. Our net losses and negative cash flow are likely to continue even longer than we currently anticipate if we do not acquire a viable operating entity or asset and if we do not attract and retain qualified personnel. Our ability to achieve our objectives is subject to financial, competitive, regulatory, legal, technical and other factors, many of which are beyond our control

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO ASSESS PAST PERFORMANCE AND FUTURE PROSPECTS.

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

IF WE ARE UNABLE TO TRADE ON THE PINK SHEETS, THE LIQUIDITY AND MARKET PRICE OF OUR COMMON STOCK MAY DECLINE

On October 10, 2008 the Financial Industry Regulatory Authority deleted our symbol OMILF.pk from the pink sheets due to a lack of trading activity.  The lack of a trading market for our shares could limit the release of information concerning the market price of our shares as well as limit analyst coverage of our Company, which could reduce investors’ interest in our securities and our stock price may decline.  In addition, if we are unable to trade on the pink sheets, this may have a material adverse effect on our ability to raise equity capital or to secure additional financing.

WE ARE SUBJECT TO VARIOUS RISKS AS WE MAKE ACQUISITIONS.

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

ACQUISITION CANDIDATES WE BELIEVE ARE FINANCIALLY SOUND MAY REVEAL, UNDER SUBSEQUENT AUDIT, FINANCIAL LIABILITES, CONTINGENT OR OTHERWISE

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

WE MAY ACQUIRE A NON-U.S. OPERATING COMPANY THAT COULD SUBJECT US TO INTERNATIONAL RISKS, THE OCCURRENCE OF WHICH MAY HAVE AN ADVERSE EFFECT ON OUR OPERATIONS.

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

ACQUISTION OF A NON-U.S. OPERATING COMPANY MAY EXPOSE US TO FOREIGN REGULATIONS

If we acquire a non-U.S. operating company or asset, it is  possible  that a  substantial  portion of our  business  may be conducted  outside of the United States.  In this event our ability to compete could be adversely  affected by foreign  governmental  regulations  that encourage or mandate the hiring of local  contractors,  or by  regulations  that require  foreign  contractors to employ  citizens of, or purchase  supplies from vendors in, a particular jurisdiction, which could have an adverse effect on our operations.

WE MAY ENGAGE IN BUSINESS IN VARIOUS JURISDICTIONS THAT EXPOSE US TO CERTAIN TAX LIABILITIES

If, in the future, we acquired non-U.S. companies or assets, we could be subject to taxation in a number of  jurisdictions,  and the final determination of our tax  liabilities might involve the  interpretation  of the statutes and  requirements  of various domestic  and  foreign  taxing  authorities. This could have an adverse effect on our operations.

DEPENDENCE ON KEY EMPLOYEES.

We have two employees Mr. George Economou, our Chairman and Director and Ms. Elpiniki Fotiou our Chief Financial Officer, Secretary and Director. Our growth and profitability are dependent upon, among other things, the abilities and experience of these two employees. If the services of these two employees became unavailable, our business, financial condition and results of operations could be adversely affected.

WE ARE INCORPORATED IN THE REPUBLIC OF THE MARSHALL ISLANDS, WHICH DOES NOT HAVE A WELL-DEVELOPED BODY OF CORPORATE LAW AND AS A RESULT, SHAREHOLDERS MAY HAVE FEWER RIGHTS AND PROTECTIONS UNDER MARSHALL ISLANDS LAW THAN UNDER A TYPICAL JURISDICTION IN THE UNITED STATES.

On March 17, 2008, our shareholders voted to approve the discontinuance of the Company out of the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands.  We completed the redomiciliation to the Republic of the Marshall Islands on December 22, 2008. Since that date our affairs have been governed by our Articles of Incorporation, by-laws and the Marshall Islands Business Corporations Act or the BCA.

The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Further, our by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by law. For further information concerning our Articles of Incorporation and By-laws, see "Item 10 - Additional Information - Memorandum and Articles of Association."

IT MAY NOT BE POSSIBLE FOR INVESTORS TO ENFORCE U.S. JUDGMENTS AGAINST US.

We are incorporated outside the U.S. and all of our assets are located outside the U.S.  In addition, our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts of the Republic of the Marshall Islands or jurisdictions in which our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.

Item 4    Information on the Company

A.       History and Development of the Company.

Allships Ltd. was originally organized under the laws of Bermuda on March 24, 1998 under the legal name, "Omninet International Ltd."  The term of the Company is perpetual. We amended our memorandum of association on June 30, 1998 in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. On April 10, 2000, we further amended our memorandum of association to increase the amount of our authorized common stock to 150,000,000 shares, par value $0.000167.  On October 6, 2004 we issued 30,000,000 additional common shares and increased our share capital by $300,000. On March 18, 2005 we changed our name to AllShips Ltd. The name change was made to better reflect the future anticipated business of the Company which is to own and operate ocean going cargo vessels. On March 17, 2008, our shareholders voted to approve the discontinuance of the Company out of the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands. Effective December 22, 2008 we completed the redomiciliation of the Company to the Marshall Islands. Following the redomiciliation, on April 14, 2009 we issued an additional 4,754,671,657 common shares to certain existing shareholders in exchange for a capital contribution of $792,445.

Prior to the redomiciliation to the Marshall Islands, we were a Bermuda exempted company. A Bermuda exempted company is legislatively exempt from Bermuda’s usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens. A Bermuda exempted company may reside in Bermuda, but must carry on its business transactions in other countries.  Bermuda exempted companies may not own real estate in Bermuda. There is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders to the Bermuda Government.

A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year.  Annual fees are calculated based upon the exempted company’s assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year.  Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 - $1,200,000 must pay fees of $1,780, $3,635 and $5,610, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 2007 we had assessable capital of $25,050 (150,000,000 authorized shares of common stock with par value of $0.00167). Accordingly, our annual fee for each of the periods ending January 31, 2008, 2007 and 2006 was $3,820, $3,635 and $3,635. If an exempted company fails to timely pay its annual fee, the Bermuda Registrar will charge that company $300 as a late fee in addition to the annual fee. In extreme cases, the Bermuda Registrar may cause the exempted company’s charter to be suspended or revoked so that it is no longer permitted to operate in Bermuda.

In addition, a Bermuda exempted company may apply under the Exempted undertakings Tax Protection Act, 1966 for an assurance from the Bermuda government that any tax imposing legislation will not be applied to the company until after March 2016. We were granted such tax assurance on March 30, 1998. On August 11, 2008, our shareholders voted to approve an increase in our authorized share capital to 4.8 billion shares in accordance with section 45(1) of the Companies Act 1981.  The increase became effective pursuant to the filing of the Company’s Articles of Domestication with the Republic of the Marshall Islands Registrar of Corporations on December 22, 2008. On April 14, 2009, we issued an additional 4,754,671,657 common shares to certain existing shareholders in exchange for a capital contribution of $792,445.  On May 20, 2009, our shareholders voted to approve an increase in our authorized share capital to 10 billion shares.

Following the redomiciliation, our affairs are governed by the Marshall Islands Business Corporation Act, or BCA, our articles of incorporation and by-Laws.  Our Articles of Incorporation and Bylaws are filed as Exhibits 1.4 and 1.5 to this Annual Report, respectively.  See “Item 10 – Additional Information” below.

B.       Business Overview

We intend to own and operate ship operating businesses or to acquire ocean-going cargo vessels. We are not presently engaged in any business. Our only plan of operation is seeking a viable shipping business or ships to acquire.  At present, we have not identified another business or asset suitable for acquisition. Over the next 12 months, we intend to continue our search to acquire suitable shipping businesses or individual vessels.

In general, we intend to identify potential acquisitions through research and referrals.  Once identified, we will screen the target to determine whether or not it might be suitable for acquisition.  The initial screening will consist of an evaluation of the candidate’s potential, which may include factors such as estimated future growth and income.  If an existing  shipping  company  is identified  as a potential  target,  we will conduct a detailed  analysis of the cost of acquisition,  the target’s fair market value,  the  prospective  rate of return on an  investment  in the target and the  likelihood  of  achieving  such return. The detailed analysis may vary for each target and include criteria such as an evaluation of the target against comparable companies in the shipping industry, scrutiny of the target’s financial condition and future earnings potential and discounted cash flow analysis.  We are particularly interested in identifying and acquiring ship-owning companies and/or individual ocean-going cargo vessels. If we decide that a company is a suitable acquisition candidate, we anticipate that we will enter into an agreement to acquire such target, subject to obtaining any financing and approvals necessary to carryout the transaction.

During the year ended February 28, 2009, we received an additional capital contribution of $800,000 from certain of our existing shareholders in order to continue as a going concern.

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

     o    Colloquium  generated  net  operating  losses  from  the  date  of its acquisition until May 26, 1999. As Colloquium’s losses increased, it became clear that additional financing would be required in order to fund its operations, and we were not certain when, if ever, Colloquium would achieve profitability. These factors, among others, led to disagreement between our management and that of Colloquium.  In order to avoid continuing liabilities, our board of directors determined to sell Colloquium even if that involved realizing a one-time loss. On May 26, 1999, we contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 of our shares held by them. We incurred a loss upon the sale of Colloquium because Colloquium’s poor operating performance negatively impacted the subsidiary’s value. Subsequent to May 26, 1999 we commenced litigation in Bermuda against two former directors of Colloquium. In 2006 the Company instructed its legal counsel to seek the abandonment of the litigation and the case was settled in March 2007, in which the Company was required to pay the defendants’ judicial expenses.

     o    On September 8, 1998, we entered into a Plan and Agreement of Merger - Reorganization with E&M Management, Inc. (“E&M”) whereby, subject to numerous terms and  conditions, E&M was to be  merged  with and into us and we would be the  surviving  corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations; however,  trades in E&M’s common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite  approval of the merger by its shareholders as required by Nevada law and,  on  November 2, 1999,  the  companies terminated the merger  agreement  by  executing a Mutual  Termination Agreement and  Release.  We do not believe that we incurred any liabilities as a result of termination of the merger agreement.

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

D.       Property, Plant and Equipment

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $807,868 as of February 28, 2009.  We have no office facilities or real property holdings.  Our registered office is located at 80 Kifissias Avenue Maroussi 151 25, Greece.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

A.       Operating Results

The following discussion is based on our audited financial data for the years ended February 28, 2009, February 29, 2008 and February 28, 2007. In the period between July 2, 1998 and May 26, 1999, we were engaged in the business of providing connectivity and value added Internet services through our subsidiary Colloquium. We discontinued our Internet-related operations on May 26, 1999 when we sold Colloquium due to increasing net operating losses.  We are not presently engaged in that or any other  business,  and our  sole  activity  is  seeking  shipping  companies  and individual ocean-going  cargo  vessels  to  acquire.  We have not begun new operations since selling Colloquium because we have not acquired any company or individual asset.

The Company’s expenses are primarily administrative in nature and include salaries, professional fees, legal fees, and transfer agent fees. Our general and administrative expenses increased from $150,856 in 2008 to $170,462 in 2009 primarily due to a slight increase in legal fees. Our general and administrative expenses decreased from $293,467 in 2007 to $150,856 in 2008 primarily due to a decrease in legal expenses and audit fees. Similarly, our net loss for 2009 increased to $170,462 compared to a net loss in 2008 of $150,856. Our net loss for 2009 was comparatively less than our net losses for 2007 of $293,467.

As we do not have any revenues and consequently we do not generate any cash flow and accordingly we will require additional funding from our stockholders or borrowings from lending institutions. Currently, we derive our operating capital from Cardiff Marine Inc. (“Cardiff”) a related party under the common control of George Economou. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Ms. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Ms. Chryssoula Kandylidis is the sister of Mr. George Economou.

B.       Liquidity and Capital Resources

As of February 28, 2009, our total cash was $807,868, our total current assets, comprising only of cash were $807,868 and our current liabilities were $692,714. As of February 29, 2008, our total cash was $556, our total current assets were $3,739 and our current liabilities were $510,568.

During our fiscal year 2009 the Company derived most of its operating  capital from Cardiff, which during 2009 paid, on our behalf, directly to third parties and made cash advances to us of $176,201 in the aggregate.  During our fiscal year 2008 the Company derived most of its operating  capital from Cardiff, which during 2008 paid, on our behalf, directly to third parties and made cash advances to us of $142,583 in the aggregate. During our fiscal year 2007 the Company also derived most of its operating capital from Cardiff which during 2007 paid, on our behalf, directly to third parties and made cash advances to us of $291,298 in the aggregate. Of this amount $13,312 was refunded to Cardiff during the same period.

Net cash used in operating activities during the fiscal years 2009, 2008 and 2007 totaled $161,334, $142,713 and $399,957 respectively. These amounts were used for administrative expenses, including salaries, accounting and legal fees.

Net cash from investing activities for the fiscal years 2009, 2008 and 2007 was $0, $0 and $5,249, respectively.  In 2007 we collected the cash advances of $5,249 we made to Cardiff in 2006.

Net cash provided by financing activities for fiscal years 2009, 2008 and 2007 was $968,646, $142,583 and $277,986 respectively.  The 2009 amount reflects cash advances received from shareholders for the purchase of additional shares of common stock of the Company as well as payments made by Cardiff, on our behalf, directly to third parties. The 2008 and 2007 amounts reflect cash advances received from Cardiff as well as payments made by Cardiff, on our behalf, directly to third parties.

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

G.       Safe harbour

Not applicable.

Item 6        Directors, Senior Management and Employees

A.       Directors and Senior Management

On May 20, 2009 Aristidis Ioannidis resigned as a director of the Company at the Annual General Meeting of Shareholders. Ms. Elpiniki Fotiou, the Company Secretary, was elected by the Company’s shareholders to replace Mr. Ioannidis.

The following sets forth the name of our directors, executive officers and key employees, the positions and offices held by each such person, and the period each such person has held such position.

Name	Age	Position Held and Term

George Economou	56	Chairman and Director since August 23, 2004

Elpiniki Fotiou	39	Chief Financial Officer, Secretary and Director since May 20, 2009

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

Elpiniki Fotiou is the Financial Reporting Manager of Cardiff Marine Inc. During the period starting 1992 Ms. Fotiou worked for PricewaterhouseCoopers and Deloitte reaching the position of Senior Manager where she conducted financial audits in accordance with U.S. Generally Accepted Auditing Standards (GAAS) and International Standards on Auditing (ISA). She also worked for Hyatt International Trade and Tourism Hellas as Group Internal Auditor. She is a member of the Association of Chartered Certified Accountants, the Association of Certified Accountants and Auditors of Greece, the Association of Certified Internal Auditors and the Hellenic Chamber of Commerce. She is a graduate of the University of Cape Town with a Βachelor of Commerce degree. She was appointed Chief Financial Officer, corporate secretary of the Company and Director on May 20, 2009.

B.       Compensation

During the year ended February 28, 2009 an aggregate of $40,000 compensation was paid to our officers or directors in their capacity as officers and directors.

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

C.       Board Practices

The Company’s directors are elected by the shareholders  at our annual general meeting,  and serve a term of one year or until their  successors  are appointed and duly elected to office. Executive officers are appointed by our board of directors and serve until their successors are appointed.  The Company does not presently have a compensation committee or an audit committee. The Company’s entire board of directors is performing the functions of an audit committee.  There are no director services contracts that provide for benefits upon termination of service.

D.       Employees

We have no full time or part time employees, except for senior management and the board of directors.

E.       Share Ownership

Other than as set forth below under "Item 7 - Major Shareholders and Related Party Transactions," as of September 10, 2009, none of our directors or officers owned any of our common stock.

Item 7        Major Shareholders and Related Party Transactions

A.       Major Shareholders

To the best of our management’s knowledge, the following are the only owners of more than 5% of the Company’s issued and outstanding common stock as at September 10, 2009.

	No. of	Percentage
Name	Shares Owned	of Class

Eurotrade Marine Inc.(1)	1,917,913,227	39.96%

Fairmont Services Corp.(2)	1,198,756,814	24.97%

Gulfwind Maritime Inc.(3)	719,254,065	14.98%

(1) Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that beneficially owns 100% of Eurotrade Marine Inc.

(2) Fairmont Services Corp.: A company incorporated in the Marshall Islands. Mr. George Economou's ex-wife, Ms. Elisavet Manola is the beneficial owner of all of the issued and outstanding capital stock of this company.

(3) Gulfwind Maritime Co: A company incorporated in the Marshall Islands. Mr. George Economou's sister, Ms. Chrysoula Kandylidis is the beneficial owner of all of the issued and outstanding capital stock of this company.

None  of  the  above  shareholders  have  different  voting  rights  from  other shareholders of the Company. All of our common shares have equal voting rights.

B.       Related Party Transactions

In the year ended February 28, 2009, Cardiff made cash advances to us and direct payments to certain of our creditors, on our behalf, and advances to the Company of $176,201 in the aggregate.

Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation (the “Foundation”), a Liechtenstein foundation that owns 70% of the issued and outstanding capital stock of Cardiff. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou’s sister, Ms. Chryssoula Kandylidis.

C.       Interests of Experts and Counsel

Not Applicable.

Item 8        Financial information

A.       Consolidated Statements and Other Financial Information.

See Item 18.

Legal Proceedings

No legal  proceedings  are  known  to  us  to be contemplated,  or  threatened  by or  against  us,  by any party  including  any governmental authority.

Dividend Policy

Dividends may be declared by the board of directors, in its discretion, in accordance with Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends; but in case there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. The Company has not paid dividends in any of the last three fiscal years and we have no plans to pay dividends in the foreseeable future.

B.       Significant Changes

Not Applicable.

Item 9        The Offer and Listing

A.       Offer and listing details

Please see below under “Markets.”

B.       Plan of Distribution

Not applicable.

C.       Markets

Our common stock was previously eligible for trading on the pink sheets under the symbol OMILF.PK until October 10, 2008.  As of September 10, 2009, we had 30 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. During the period the Company’s stock was quoted on the pink sheets, the only trade occurred on August 6, 2001 at a price of $0.475.

The Company is currently exploring new ticker symbol options as well as engaging a market maker.

Item 10      Additional Information

A.       Share Capital

Not Applicable

B.       Memorandum and articles of association

The Articles of Domestication of the Company, which include the Articles of Incorporation of the Company, is filed as Exhibit 1.3 and 1.4 to this annual report, and the By-laws of the Company are filed as Exhibit 1.2 to this annual report. The information contained in these exhibits is incorporated by reference herein.

On March 17, 2008, our shareholders voted to approve the discontinuance of the Company out of the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands.  We completed the redomiciliation to the Republic of the Marshall Islands on December 22, 2008. Since that date, our affairs will have been governed by the Marshall Islands Business Corporations Act, or the BCA, and our articles of incorporation and by-laws.

Company's Object and Purpose

Under section D of the Company’s articles of incorporation, the Company’s purpose is to engage in any lawful act or which a corporation may be organized under the BCA.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote.  There is no provision for cumulative voting. Our board of directors shall consist of at least one member as the board of directors determines from time to time.

Each director shall be elected to serve until re-elected at the next annual general meeting, except in the event of his death, resignation, removal,  or the earlier  termination  of his term of office in which case a majority of the directors then in office shall vote on a successor.

The board of directors shall convene and hold regular meetings in accordance with the requirements of the by-laws and the BCA at such times and places as the board of directors shall appoint.  The President or Secretary may convene special meetings.

The board of directors, in general meeting, has the authority to determine compensation for the board of directors.

Shareholder Meetings

Under our by-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands.  The board of directors may fix any date as the record date  for any  dividend,  distribution,  allotment  or  issue or for the purpose of  identifying  the  persons  entitled  to  receive  notices of any meeting of shareholders.

Special meetings of shareholders may be called by the Company’s President or the Secretary, at the written request of the board of directors or at the request of shareholders owning a majority of the Company’s common stock and entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties.

Our by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by law against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive offices.

The indemnification provisions in our by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors, officers and members  of  committees,  even  though  such an  action,  if  successful,  might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and members of committees pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, members of committees or employees for which indemnification is sought.

Limited Actions by Stockholders

Anything which may be done by resolution  of a meeting of shareholders  of the Company,  may, without a meeting,  be done by resolution  in  writing  signed  by all  shareholders  who at  the  date  of the resolution would be entitled to attend the meeting and vote on the  resolution.

There are no limitations on the rights to own securities, such as limitations on the rights of non-resident or foreign shareholders.

C.       Material Contracts

We have no material contracts, as currently we do not have any operations.

D.       Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.       Taxation

United States Taxation

Not Applicable.

Bermuda Tax Considerations

We were a Bermuda exempted company until December 22, 2008.  A Bermuda exempted company is legislatively exempt from Bermuda’s usual requirement that Bermuda-formed businesses be 60% owned by Bermuda citizens.  There is no income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by a Bermuda exempted company or its shareholders to the Bermuda Government.

Marshall Islands Tax Considerations

We are currently incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

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

PART II

Item 13      Defaults, Dividend Arrearages and Delinquencies

None.

Item 14      Material  Modifications  to the Rights of  Security  Holders and Use of Proceeds

On March 17, 2008, our shareholders voted to approve the discontinuance of the Company out of the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands.  We completed the redomiciliation to the Republic of the Marshall Islands on December 22, 2008. Since that date the rights of our security holders has been governed by our Articles of Incorporation, by-laws and the Marshall Islands Business Corporations Act or the BCA. See Item 10 – Additional Information – B. Memorandum and articles of association.

Item 15T   Controls and Procedures

(a)       Disclosure Controls and Procedures

      Pursuant to Rules 13a-15(e) or 15d -15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of February 28, 2009. The term disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e)) means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As disclosed in the Form 12b-25 filed by the Company on September 3, 2009, the Company was unable to file, without unreasonable effort or expense, this Annual Report on Form 20-F within the prescribed due date. Form 12b-25 is required to be filed no later than one business day after the prescribed due date of the report to which the Form 12b-25 relates. As a result of the untimely filing of the Form 12b-25, this Annual Report on 20-F will be deemed untimely. Accordingly, based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective, as of February 28, 2009.

(b)     Management’s annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with Generally Accepted Accounting Principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2009. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of February 28, 2009.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(c)              Changes in Internal Control over Financial Reporting

As disclosed in our Annual Report on Form 20-F for the fiscal year ended February 29, 2008, our management concluded that the Company’s internal control over financial reporting was not effective, as of February 29, 2008, since our auditors identified and reported to us a material weakness as a result of the absence of an effective control over the process of accruing liabilities.  During the fiscal year ended February 28, 2009, management implemented remedial action by establishing procedures to ensure that at each reporting date all liabilities are accrued on a timely basis.

More specifically, the management established a more rigorous process in relation to the monitoring of liabilities and the identification, evaluation, classification and monitoring of accrued liabilities including the following internal controls:

1.	A detailed checklist has been developed including the events/ transactions to be considered for the calculation of the accruals to ensure completeness, accuracy and timeliness.
2.	Contracts / agreements and correspondence with service providers are [evidently][?] reviewed for the proper estimation of accrued liabilities.
3.	Proper segregation of duties between the individuals responsible for the preparation and the review of accrued liabilities recorded.
4.
The accrued liabilities are [evidently] checked for verification against the relevant supporting documentation (contracts, checklist, and correspondence with suppliers) by the Chief Financial Officer, as part of the review of the financial statements.

Except as described above, there were no changes in the Company’s internal control over financial reporting during the fiscal year ended February 28, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C   Principal Accountant Fees and Services.

Audit Fees

Ernst and Young (Hellas), Certified Auditors Accountants S.A., or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended February 28, 2009 and February 29, 2008. For the audit of the years ended February 28, 2009 and February 29, 2008 our audit fees were Euro 36,750 and Euro 36,750 respectively. In addition during the year ended February 28, 2007 Ernst & Young billed us Euro 63,000 in connection with the re-filling of our 2005 annual report on Form 20-F. There were no tax, audit related, or other fees billed in 2009 and 2008.

All fees paid to our Accountants are approved in advance by our board of directors.

Item 16D   Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F    Changes in Registrant’s Certifying Accountant

Not Applicable.

PART III

Item 17      Financial Statements

See Item 18

Item 18      Financial Statements

The financial statements beginning on page F-1, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed as a part of this annual report.

Item 19      Exhibits

Exhibit Number	Description

1.1
Memorandum of Association of Omninet International Ltd, as amended by that certain Certificate of Deposit of Memorandum of Increase of Share Capital dated June 30, 1998 (filed as Exhibit 1.1 to the Company’s Form 20FR12G filed as of March 14, 2000, No. 001-15559, and incorporated herein by reference).

1.2	By-laws of Omninet International Ltd. (filed as Exhibit 1.2 to the Company’s Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).

1.3	Articles of Domestication of the Company.

1.4	By-laws of the Company.

2.1	Form of Share Certificate.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ALLSHIPS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AllShips Ltd.

We have audited the accompanying balance sheets of AllShips Ltd. as of February 29, 2008 and February 28, 2009 and the related statements of loss, stockholders’ (deficit)/equity and cash flows for each of the three years in the period ended February 28, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllShips Ltd. at  February 29, 2008 and February 28, 2009 and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 3, the Company has no source of revenue and has continued to incur losses and has net current assets which are less than its current year net loss. These conditions raise substantial doubt about the Company's abillity to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements as of February 28, 2009 do not include any adjustments relating to the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
September 11, 2009

ALLSHIPS LTD. Balance Sheets February 29, 2008 and February 28, 2009 (Expressed in U.S. Dollars)
	2008	2009

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$556	$807,868
Prepayments	3,183	-

Total current assets	3,739	807,868

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES

Accounts payable	8,321	1,212
Accrued liabilities (Note 4)	81,678	87,177
Due to a related party (Note 5)	420,569	596,770
Due to stockholders (Note 10)	-	7,555

Total current liabilities	510,568	692,714

COMMITMENTS AND CONTINGENCIES (Note 9)	-	-

STOCKHOLDERS’(DEFICIT) / EQUITY

Common stock, $0.000167 par value; 150,000,000 and 4,800,000,000 shares authorized; 45,230,693 issued and outstanding as at February 29, 2008 and February 28, 2009 (Note 6)	7,555	7,555
Additional paid-in capital	3,327,108	3,327,108
Advances for capital increase (Note 6)	-	792,445
Accumulated deficit	(3,841,492)	(4,011,954)

Total stockholders’(deficit) / equity	(506,829)	115,154

Total liabilities and stockholders’(deficit) / equity	$3,739	$807,868

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Loss
For the years ended February 28, 2007, February 29, 2008 and February 28, 2009
(Expressed in U.S. Dollars)

	2007	2008	2009

General and administrative expenses	$(293,467)	$(150,856)	$(170,462)
Net loss	$(293,467)	$(150,856)	$(170,462)
Net loss per common share, basic and diluted	$(0.01)	$(0.00)	$(0.00)
Weighted average number of shares, basic and diluted	45,230,693	45,230,693	45,230,693

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Stockholders’ (Deficit) / Equity
For the years ended February 28, 2007, February 29, 2008 and February 28, 2009
(Expressed in U.S. Dollars)

				Additions	Advances
	Comprehensive	Capital Stock		Paid-in	for capital	Accumulated
	Loss	# of Shares	Par Value	Capital	increase	Deficit	Total

Balance, February 28, 2006		45,230,693	$7,555	$3,327,108	$-	(3,397,169)	$(62,506)

Net loss	(293,467)	-	-	-	-	(293,467)	(293,467)
Comprehensive loss	(293,467)

Balance, February 28, 2007		45,230,693	7,555	3,327,108	-	(3,690,636)	(355,973)

Net loss	(150,856)	-	-	-	-	150,856)	(150,856)
Comprehensive loss	(150,856)

Balance, February 29, 2008		45,230,693	7,555	3,327,108	-	(3,841,492)	(506,829)

Advances for capital increase	-	-	-	-	792,445	-	792,445
Net loss	(170,462)	-	-	-	-	(170,462)	(170,462)
Comprehensive loss	(170,462)

Balance, February 28, 2009		45,230,693	$7,555	$3,327,108	$792,445	$(4,011,954)	$115,154

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD. Statements of Cash Flows For the years ended February 28, 2007, February 29, 2008 and February 28, 2009 (Expressed in U.S. Dollars)

	2007	2008	2009

Cash flows from operating activities
Net Loss	$(293,467)	$(150,856)	$(170,462)
Changes in operating assets and liabilities:
Prepayments	(480)	326	3,183
Accounts payable	(18,875)	(1,304)	(7,109)
Accrued liabilities	(87,135)	9,121	5,499
Due to stockholders	-	-	7,555

Net cash used in operating activities	(399,957)	(142,713)	(161,334)

Cash flows from investing activities
Refund from related parties	5,249	-	-
Net cash provided by investing activities	5,249	-	-

Cash flows from financing activities
Advances from related parties	277,986	142,583	176,201
Advance for capital increase	-	-	792,445
Net cash provided by financing activities	277,986	142,583	968,646

Net (decrease)/increase in cash and cash equivalents	(116,722)	(130)	807,312
Cash and cash equivalents, beginning of year	117,408	686	556

Cash and cash equivalents, end of year	$686	$556	$807,868

The accompanying notes are an integral part of these financial statements.

AllShips Ltd.
Notes to Financial Statements February 29, 2008 and February 28, 2009
(Expressed in United States Dollars)

1.      Basis of Presentation and General Information:

The accompanying financial statements include the accounts of AllShips Ltd. (the “Company”) which was incorporated in Bermuda on March 24, 1998 under the name of Omninet International Ltd. and was renamed to AllShips Ltd. on March 18, 2005. The Company has no operations.

On December 22, 2008, the Company was redomiciled to the Marshall Islands. The Company’s common stock was previously eligible for trading on the pink sheets under the symbol “OMILF.PK” until October 10, 2008. The Company is currently exploring new ticker symbol options as well as engaging a market maker.

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

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)
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

(f)
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

AllShips Ltd.
Notes to Financial Statements February 29, 2008 and February 28, 2009
(Expressed in United States Dollars)

2.     Significant Accounting Policies – (continued):

(g)	Recent Accounting Pronouncements

(i)         In December, 2007, the Financial Accounting Standards Board (“FASB”), issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (“SFAS 141(R)”). The Statement is a revision of SFAS No. 141, Business Combinations, issued in June 2001, designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. The Statement is effective for the annual reporting periods beginning on or after December 15, 2008 and applies to all transactions in which an entity obtains control of a business. The Company will adopt SFAS 141(R) for any new business combinations with an acquisition date on or after March 1, 2009.

(ii)        In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”), an amendment of Accounting Research Bulletin ("ARB")  No. 51. SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. SFAS 160 will be effective for the Company in the first quarter of fiscal 2009. The Company does not own any non-controlling interests as of February 28, 2009.

 (iii)      In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosure about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement of Financial Accounting Standards No. 133 (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of FASB No. 133 with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement does not require comparative disclosures for earlier periods at initial adoption. The adoption of SFAS 161 is not expected to have a material effect on the Company’s financial statements.

(iv)       In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS No.142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset, FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years, requiring prospective application to intangible assets acquired after the effective date. The Company will be required to adopt the principles of FSP FAS 142-3 with respect to intangible assets acquired on or after January 1, 2009.

AllShips Ltd.
Notes to Financial Statements February 29, 2008 and February 28, 2009
(Expressed in United States Dollars)

2.      Significant Accounting Policies – (continued):

(h)	Recent Accounting Pronouncements

(v)  In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective 60 days following the SEC’s approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board.  The adoption of SFAS 162 did not have an effect on the Company’s statement of financial position, results of operations or cash flows for the year ended February 28, 2009.

(vii)    In May 2009 the FASB issued FASB Statement of Financial Accounting Standards No. 165 “Subsequent Events” (“SFAS 165”). The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. The requirements of SFAS 165 should be applied by an entity to interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 is not expected to have a material effect on the Company’s financial statements.

(viii)   In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). This Statement replaces SFAS 162. It establishes the Codification as the source of authoritative U.S. accounting and reporting standards recognized by the FASB for use in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  This Statement also revises the framework for selecting the accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The Company does not expect the adoption of SFAS 168 to have a material effect on its financial statements.

AllShips Ltd.
Notes to Financial Statements February 29, 2008 and February 28, 2009
(Expressed in United States Dollars)

3.     Liquidity:

The Company has no source of revenues and has continued to incur losses. As of February 28, 2009, the Company had net current assets of $115,154 and accumulated deficit of $4,011,954. In order for the Company to continue as a going concern, it will require additional funding from its stockholders or borrowings from a lending institution. Management's intention is to seek funding; however, there can be no assurance that the Company will be able to raise such fuding.

4.     Accrued Liabilities:

The amounts shown in the accompanying balance sheets are analyzed as follows:

	2008	2009
Legal fees	$14,385	$31,791
Audit fees	53,817	47,264
Other	13,476	8,122
	$81,678	$87,177

5.      Related Party Transactions:

The amounts of $420,569 and $596,770 included in the accompanying 2008 and 2009 balance sheets, respectively, represent amounts due to Cardiff Marine Inc. (Cardiff), a ship management company, as a result of the payments made by Cardiff on behalf of the Company.

Mr. George Economou, the Company’s Chairman and director, controls the Entrepreneurial Spirit Foundation (the “Foundation”), a Liechtenstein foundation that owns 70% of the issued and outstanding capital stock of Cardiff. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou’s sister, Ms. Chryssoula Kandylidis.

6.      Common Stock:

On August 11, 2008, at the Special General Meeting, the Company’s stockholders approved an increase to the Company’s authorized share capital to 4,800,000,000 common shares represented by $0.000167.  In this respect, the shareholders, on August 8, 2008, advanced an amount of $800,000 to cover a future capital increase.

Under the Company’s Articles of Domestication, effective December 22, 2008, the Company’s authorized capital stock at February 28, 2009 consists of 4,800,000,000 shares of common stock, par value $0.000167 per share, of which 45,230,693 shares were issued. The Board of Directors has the authority to establish series of preferred stock and to designate preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions.

AllShips Ltd.
Notes to Financial Statements February 29, 2008 and February 28, 2009
(Expressed in United States Dollars)

7.      Taxation:

Under Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received Tax Assurance from the Minister of Finance in Bermuda indicating that in event of any subsequent legislation imposing such taxes, the Company will be exempted from resulting taxation until the year 2016. Following the Company’s redomiciliation to the Republic of the Marshall Islands, the Company continues not to be liable for any taxes as the Marshall Islands do not impose tax on international shipping income earned by a “non-resident” corporation thereof.

8.      Stock Option Plans:

On June 5, 2000, Company’s stockholders approved the 2000 Outside Directors’ Stock Option Plan and set aside 100,000 shares of the Company’s common stock for issuance there under. Under the terms of the Outside Directors' Stock Option Plan, each non-employee director will automatically be eligible to receive an option, which option may be granted by a committee of the Company's Board of Directors, to purchase 5,000 shares of the Company's common stock for each year that he serves as a director.

The Company’s stockholders also approved the 2000 Stock Incentive Plan and set aside 1,100,000 shares of the Company's common stock for issuance there under. The 2000 Stock Incentive Plan allows the Company's Board of Directors to grant certain of the Company's key employees options to purchase the Company's common stock, and is intended to enhance the Company's ability to attract and retain key personnel. The 2000 Stock Incentive Plan allows a committee of the Company's Board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights. As of February 28, 2009 no options, shares or rights have been issued or granted under either of the above plans.

9.      Commitments and Contingencies:

On December 21, 2006, a long-running litigation which commenced in 1999 by the Company against two former directors of Colloquium Ltd. (“Colloquium”) (a former subsidiary of the Company) and an entity related to them was concluded.  The court awarded the judicial expenses against the Company and in favour of the defenders who had a four-month period to lodge their Account of Expenses with the Auditor of the Court. On March 30, 2007, the Account of Expenses was settled and paid to the defenders.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

AllShips Ltd.
Notes to Financial Statements February 29, 2008 and February 28, 2009
(Expressed in United States Dollars)

10.     Subsequent Events:

10.1
On April 14, 2009 the Company increased its issued share capital to 4,799,902,350 shares, through the issuance of additional 4,754,671,657 shares of common stock par value $0.000167. The capital increase was funded through the amount of $800,000 previously advanced by the stockholders. The remainder of the amount advanced of $7,555 was refunded to the stockholders on September 10, 2009.

10.2
On May 20, 2009, at the Annual General Meeting, the Shareholders approved a further amendment to the articles of incorporation which increased the number of shares of authorized common stock to 10,000,000,000 common shares, par value $0.000167.

SK 25630 0003 1027929 v4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Allships Ltd.
(Registrant)

/s/ Elpiniki Fotiou
Elpiniki Fotiou
Chief Financial Officer

Date: September 14, 2009