Form 20-F
AllShips Ltd.
filed 2010-09-08
CIK 1083725

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended FEBRUARY 28, 2010

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

(Translation of Registrant's name into English)

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

As of February 28, 2010, there were 4,799,902,350 shares of the registrant's common stock outstanding.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the financial statement item the registrant has elected to follow.

[_] Item 17	[_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[X] Yes	[_] No

FORWARD-LOOKING STATEMENTS

AllShips Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

PART I

Item 1      Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2      Offer Statistics and Expected Timetable

Not Applicable.

Item 3      Key Information

A.           Selected Financial Data

The following table sets forth our selected financial data as of February 28, 2006, 2007, February 29, 2008, February 28, 2009 and February 28, 2010 and for each of the five years in the period ended February 28, 2010. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the financial statements and related notes included herein which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), an independent registered public accounting firm.

	Year Ended
	February 28, 2006	February 28, 2007	February 29, 2008	February 28, 2009	February 28, 2010
(in U.S. Dollars except per share)
STATEMENT OF LOSS
General & administrative expenses	(220,957)	(294,174)	(150,726)	(177,599)	(142,430)
Other Income/ (Expenses)
Interest Income	5,083	1,052	40	7,460	18,734
Bank Charges	(503)	(345)	(170)	(323)	(687)

Net loss	(216,377)	(293,467)	(150,856)	(170,462)	(124,383)
Loss attributable to common stockholders	(216,377)	(293,467)	(150,856)	(170,462)	(124,383)
Loss per common share, basic and diluted	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Weighted average basic and diluted shares outstanding	45,230,693	45,230,693	45,230,693	45,230,693	4,226,736,452
BALANCE SHEET (period end)
Current assets, including cash	125,686	4,195	3,739	807,868	819,700
Total assets	125,686	4,195	3,739	807,868	819,700
Current liabilities	188,192	360,168	510,568	692,714	828,929
Total liabilities	188,192	360,168	510,568	692,714	828,929
Stockholders' equity/(deficit)	(62,506)	(355,973)	(506,829)	115,154	(9,229)

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

WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW.

We had net losses of $150,856 and $170,462 and $124,383 for the years ended February 29, 2008, February 28, 2009 and February 28, 2010 respectively. In addition, we had a stockholders' deficit of $9,229 through February 28, 2010. At present we do not have any revenue producing operations and we anticipate annual administrative expenses of approximately $142,430 including administration, salaries, legal and audit costs.

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

THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON SHARES, WHICH LIMITS THE LIQUIDATION OF OUR COMMON SHARES.

There is currently no trading limit for our current shares, which could limit the release of information concerning the market price of our shares as well as limit analyst coverage of our Company, which could reduce investors' interest in our securities and our stock price may decline. In addition, if no trading market for our common shares develops, this may have a material adverse effect on our ability to raise equity capital or to secure additional financing.

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

DEPENDENCE ON KEY EMPLOYEES.

We have two employees Mr. George Economou, our Chairman and Director and Ms. Elpiniki Fotiou our Chief Financial Officer, Secretary and Director. Our growth and profitability are dependent upon, among other things, the abilities and experience of these two employees. If the services of these two employees became unavailable, our financial condition and results of operations could be adversely affected.

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

Item 4 Information on the Company

A.           History and Development of the Company.

Allships Ltd. was originally organized under the laws of Bermuda on March 24, 1998 under the legal name, "Omninet International Ltd." The term of the Company is perpetual. We amended our memorandum of association on June 30, 1998 in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. On April 10, 2000, we further amended our memorandum of association to increase the amount of our authorized common stock to 150,000,000 shares, par value $0.000167. On October 6, 2004 we issued 30,000,000 additional common shares and increased our share capital by $300,000. On March 18, 2005 we changed our name to AllShips Ltd. The name change was made to better reflect the future anticipated business of the Company which is to own and operate ocean going cargo vessels. On March 17, 2008, our shareholders voted to approve the discontinuance of the Company out of the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands. Effective December 22, 2008 we completed the redomiciliation of the Company to the Marshall Islands. Following the redomiciliation, on April 14, 2009 we issued an additional 4,754,671,657 common shares to certain existing shareholders in exchange for a capital contribution of $792,445. On July 29, 2010 we amended our Articles of Incorporation in order to increase the amount of our authorized common stock to 10,000,000,000 shares, par value $0.000167.

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

A Bermuda exempted company is required to pay an annual fee to the Bermuda Registrar by January 31 of each year. Annual fees are calculated based upon the exempted company's assessable capital (authorized share capital plus any share premiums) as of August 31 of the prior year. Exempted companies with assessable capital of between $0 - $12,000, $12,001 - $120,000 and $120,001 - $1,200,000 must pay fees of $1,780, $3,635 and $5,610, respectively. Annual fees continue to increase as the amount of assessable capital increases above $1,200,000. As of August 31, 2007 we had assessable capital of $25,050 (150,000,000 authorized shares of common stock with par value of $0.00167). Accordingly, our annual fee for the period ended January 31, 2008 and 2007 was $3,820 and $3,635. As a Marshall Islands corporation, we are no longer subject to this fee.

In addition, a Bermuda exempted company may apply under the Exempted undertakings Tax Protection Act, 1966 for an assurance from the Bermuda government that any tax imposing legislation will not be applied to the company until after March 2016. We were granted such tax assurance on March 30, 1998. On August 11, 2008, our shareholders voted to approve an increase in our authorized share capital to 4,800,000,000 shares in accordance with section 45(1) of the Companies Act of 1981. The increase became effective pursuant to the filing of the Company's Articles of Domestication with the Republic of the Marshall Islands Registrar of Corporations on December 22, 2008. On April 14, 2009, we issued an additional 4,754,671,657 common shares to certain existing shareholders in exchange for a capital contribution of $792,445.On May 20, 2009, our shareholders voted to approve an increase in our authorized share capital to 10,000,000,000 shares. The increase became effective pursuant to the filing of the Company's Amendment to the Articles of Incorporation on July 29, 2010.

Following the redomiciliation, our affairs are governed by the Marshall Islands Business Corporation Act, or BCA, our articles of incorporation and by-Laws. Our Articles of Incorporation and Bylaws are filed as Exhibits 1.4 and 1.5 to this Annual Report, respectively. See "Item 10 – Additional Information" below.

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

During the year ended February 28, 2009, we received an additional capital contribution of $792,445 from our three major shareholders, Eurotrader Marine Inc., Fairmont Services Corp., Gulfwind Maritime Inc., and by entities affiliated with the Company's Chairman and Director.

Since our formation, we have explored entering into certain businesses but commenced operations in only one business. In particular:

•
In the spring of 1998, we explored providing Internet services to users in the United Kingdom. On July 2, 1998, we acquired all of the issued and outstanding shares (254,453 shares) of the common stock of Colloquium  Ltd. ("Colloquium"), a Scotland based provider of connectivity and value-added Internet services to the United Kingdom, in exchange for 954,964 shares of our common stock.

•
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

•
On September 8, 1998, we entered into a Plan and Agreement of Merger - Reorganization with E&M Management, Inc. ("E&M") whereby, subject to numerous terms and conditions, E&M was to be merged with and into us and we would be the surviving corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations; however, trades in E&M's common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and, on November 2, 1999, the companies terminated the merger agreement by executing a Mutual Termination Agreement and Release. We do not believe that we incurred any liabilities as a result of termination of the merger agreement.

•
During the fiscal year ended February 28, 2002, we entered into negotiations for the acquisition of an Australian software company. Because basic terms could not be agreed upon with that company's management, we terminated our negotiations for such transaction before any letter of intent or other agreements were prepared or executed.

•	Since March 2002, we explored the acquisition of several companies, however, no formal negotiations or agreements were entered into.

C.           Organizational Structure

We are not a member of any group of companies. We do not presently have any subsidiaries, although if we are successful in implementing our plan of operation and identifying a company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

D.           Property, Plant and Equipment

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $818,715 as of February 28, 2010. We have no office facilities or real property holdings. Our registered office is located at 80 Kifissias Avenue, Maroussi, Athens, 151 25, Greece.

Item 4A  Unresolved Staff Comments

Not applicable.

Item 5     Operating and Financial Review and Prospects

A.           Operating Results

The following discussion is based on our audited financial data for the years ended February 28, 2010, February 28, 2009 and February 29, 2008. We are not presently engaged in any business, and our sole activity is seeking shipping companies and individual ocean-going cargo vessels to acquire. We have not begun new operations since selling Colloquium because we have not acquired any company or individual asset.

The Company's expenses are primarily administrative in nature and include salaries, professional fees, legal fees, and transfer agent fees. Our general and administrative expenses decreased from $177,599 in 2009 to $142,430 in 2010 primarily due to a slight decrease in legal and audit fees. Our general and administrative expenses increased from $150,726 in 2008 to $177,599 in 2009 primarily due to a slight increase in legal and audit fees. Our net loss for 2010 decreased to $124,383 compared to our net loss for 2009 of $170,462. Our net loss for 2009 increased to $170,462 compared to a net loss in 2008 of $150,856.

As we do not have any revenues and consequently we do not generate any cash flow and accordingly we will require additional funding from our stockholders or borrowings from lending institutions. Currently, we derive our operating capital from Cardiff Marine Inc. ("Cardiff") a related party under the common control of George Economou. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Ms. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Ms. Chryssoula Kandylidis is the sister of Mr. George Economou.

B.           Liquidity and Capital Resources

As of February 28, 2010, our total current assets, comprising of cash, accrued income and prepayments were $819,700 and our current liabilities were $828,929. As of February 28, 2009, our total cash was $807,868, our total current assets were $807,868 and our current liabilities were $692,714.

During our fiscal year 2010 the Company derived most of its operating capital from Cardiff, which during 2010 paid, on our behalf, directly to third parties of $50,786 and made cash advances to us of $122,441. During our fiscal year 2009 the Company derived most of its operating capital from Cardiff, which during 2009 paid, on our behalf, directly to third parties and made cash advances to us of $176,201 in the aggregate. During our fiscal year 2008 the Company also derived most of its operating capital from Cardiff which during 2008 paid, on our behalf, directly to third parties and made cash advances to us of $142,583 in the aggregate.

Net cash used in operating activities during the fiscal years 2010, 2009 and 2008 totaled $162,380, $161,334 and $142,713 respectively. These amounts were used for administrative expenses, including salaries, accounting and legal fees.

Net cash from investing activities for the fiscal years 2010, 2009 and 2008 was $0, $0 and $0, respectively.

Net cash provided by financing activities for fiscal years 2010, 2009 and 2008 was $173,227, $968,646 and $142,583 respectively. The 2010 amount reflects cash advances received by Cardiff and payments made by Cardiff, on our behalf, directly to third parties. The 2009 amount reflects cash advances received from shareholders for the purchase of additional shares of common stock of the Company as well as cash advances received by Cardiff and payments made by Cardiff, on our behalf, directly to third parties. The 2008 amounts reflect cash advances received from Cardiff as well as payments made by Cardiff, on our behalf, directly to third parties.

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

Item 6     Directors, Senior Management and Employees

A.           Directors and Senior Management

On May 20, 2009 Aristidis Ioannidis resigned as a director of the Company at the Annual General Meeting of Shareholders. Ms.Elpiniki Fotiou, the Company Secretary, was elected by the Company's shareholders to replace Mr. Ioannidis.

The following sets forth the name of our directors, executive officers and key employees, the positions and offices held by each such person, and the period each such person has held such position.

Name	Age	Position Held and Term

George Economou	57	Chairman and President since August 23, 2004

Elpiniki Fotiou	40	Chief Financial Officer, Secretary and Director since May 20, 2009

The following is a description of the business experience and other positions held by each of our directors, executive officers and key employees:

George Economou has been actively involved in the shipping industry for over 25 years and was appointed Chairman and President of the Company in 2004. After graduating from the Massachusetts Institute of Technology in 1976 with a B.A. and an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management, George Economou commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1978 until 1981 he worked as Sale and Purchase Manager at Brokerage and Management in New York. From 1981 to 1986 he held the position of General Manager of Oceania Maritime Agency in New York. In 1986 he invested and participated in the formation of numerous individual shipping companies. In 1991 he founded Cardiff Marine Inc. Mr. Economou is also the Chairman, Chief Executive Officer and President of DryShips Inc., a company with securities registered under the Securities Exchange Act of 1934.

Elpiniki Fotiou was appointed the Chief Financial Officer, corporate secretary and a director of the Company in 2009. During the period starting 1992 Ms. Fotiou worked for PricewaterhouseCoopers and Deloitte reaching the position of Senior Manager where she conducted financial audits in accordance with U.S. Generally Accepted

Auditing Standards (GAAS) and International Standards on Auditing (ISA). She also worked for Hyatt International Trade and Tourism Hellas as Group Internal Auditor. From 2006 to 2009 she served as the Group Controller of Cardiff Marine Inc. In 2010 she was appointed Senior Vice President Head of Accounting and Reporting of Dryships Inc. She is a member of the Association of Chartered Certified Accountants, the Association of Certified Accountants and Auditors of Greece, the Association of Certified Internal Auditors and the Hellenic Chamber of Commerce. She is a graduate of the University of Cape Town with a Βachelor of Commerce degree. She was appointed the Company's Chief Financial Officer, Corporate Secretary and Director on May 20, 2009.

B.            Compensation

During the year ended February 28, 2010 we paid an aggregate of $44,000 in compensation to our officers and directors in their capacity as officers and directors.

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

E.            Share Ownership

Other than as set forth below under "Item 7 - Major Shareholders and Related Party Transactions," as of August 30, 2010, none of our directors or officers owned any of our common stock.

Item 7     Major Shareholders and Related Party Transactions

A.           Major Shareholders

To the best of our management's knowledge, the following are the only owners of more than 5% of the Company's issued and outstanding common stock as at August 30, 2010.

Name	No. of Shares Owned	Percentage of Class

Eurotrader Marine Inc.(1)	1,917,913,227	39.96%
Fairmont Services Corp.(2)	1,198,756,814	24.97%
Gulfwind Maritime Inc.(3)	719,254,065	14.98%

(1)	Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that beneficially owns 100% of Eurotrader Marine Inc.

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

B.            Related Party Transactions

In the year ended February 28, 2010, Cardiff made direct payments to certain of our creditors, on our behalf, of $50,786. Cardiff also made cash advances to us of $122,441. In the year ended February 28, 2009, Cardiff made direct payments to certain of our creditors, on our behalf, of $94,347 and cash advances to us of $81,854.

Mr. George Economou, our Chairman and Director, controls the Entrepreneurial Spirit Foundation (the "Foundation"), a Liechtenstein foundation that owns 70% of the issued and outstanding capital stock of Cardiff. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou's sister, Ms. Chryssoula Kandylidis.

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

B.            Significant Changes

Not Applicable.

Item 9     The Offer and Listing

A.           Offer and listing details

Please see below under "Markets."

B.            Plan of Distribution

Not applicable.

C.            Markets

There is currently no trading market for our common shares. Our common stock was previously eligible for trading on the pink sheets under the symbol OMILF.PK until October 10, 2008. As of August 30, 2010, we had 38 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. During the period the Company's stock was quoted on the pink sheets, the only trade occurred on August 6, 2001 at a price of $0.475.

The Company is currently exploring new ticker symbol options as well as engaging a market maker.

Item 10   Additional Information

A.           Share Capital

Not Applicable

B.            Memorandum and articles of association

The Articles of Domestication of the Company, which include the Articles of Incorporation of the Company, is filed as Exhibit 1.3 and 1.5 to this annual report, and the By-laws of the Company are filed as Exhibit 1.4 to this annual report. The information contained in these exhibits is incorporated by reference herein.

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

On August 11, 2008, our shareholders voted to approve an increase in our authorized share capital to 4,800,000,000 shares in accordance with section 45(1) of the Companies Act of 1981. The increase became effective pursuant to the filing of the Company's Articles of Domestication with the Republic of the Marshall Islands Registrar of Corporations on December 22, 2008. On April 14, 2009, we issued an additional 4,754,671,657 common shares to certain existing shareholders in exchange for a capital contribution of $792,445.On May 20, 2009, our shareholders voted to approve an increase in our authorized share capital to 10,000,000,000 shares. The increase became effective pursuant to the filing of the Company's Articles of Amendment with the Republic of the Marshall Islands Registrar of Corporations on July 29, 2010.

Company's Object and Purpose

Under section D of the Company's articles of incorporation, the Company's purpose is to engage in any lawful act or which a corporation may be organized under the BCA.

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

Special meetings of shareholders may be called by the Company's President or the Secretary, at the written request of the board of directors or at the request of shareholders owning a majority of the Company's common stock and entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties.

Our by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person. We believe that these indemnification provisions are useful to attract and retain qualified directors and executive offices.

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

PART II

Item 13   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T   Controls and Procedures

(a)           Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d -15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 28, 2010. The term disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e)) means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of February 28, 2010.

(b)           Management's annual report on internal controls over financial reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2010. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of February 28, 2010.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission for non-accelerated filers that permit the company to provide only management's report in this annual report.

(c)           Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fiscal year ended February 28, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16C    Principal Accountant Fees and Services.

Audit Fees

Ernst and Young (Hellas), Certified Auditors Accountants S.A., or Ernst & Young, has audited our annual financial statements acting as our independent registered public accounting firm for the financial years ended February 28, 2010 and 2009. For the audit of the years ended February 28, 2010 and 2009 our audit fees were Euro 21,000 and Euro 36,750 respectively. There were no tax, audit related, or other fees billed in 2010 and 2009.

All fees paid to our Accountants are approved in advance by our board of directors.

Item 16D    Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F    Changes in Registrant's Certifying Accountant

Not Applicable.

Item 16G    Corporate Governance

Not Applicable.

PART III

Item 17      Financial Statements

See Item 18

Item 18       Financial Statements

The financial statements beginning on page F-1, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed as a part of this annual report.

Item 19                      Exhibits

Exhibit Number	Description

1.1
Memorandum of Association of Omninet International Ltd, asamended by that certain Certificate of Deposit of Memorandum of Increase of Share Capital dated June 30, 1998 (filed as Exhibit 1.1 to the Company's Form 20FR12G filed as of March 14, 2000, No. 001-15559, and incorporated herein by reference).

1.2	Bye-laws of Omninet International Ltd. (filed as Exhibit 1.2 to the Company's Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).

1.3	Articles of Domestication of the Company (filed as Exhibit 1.3 to the Company's Annual Report on 20-F as filed as of September 14, 2009, and incorporated herein by reference).

1.4	By-laws of the Company (filed as Exhibit 1.4 to the Company's Annual Report on Form 20-F filed as of September 14, 2009, and incorporated herein as reference).

1.5	Articles of Amendment to the Articles of Incorporation of the Company (filed as Exhibit 1.3 to the Company's Report on Form6-K filed as of August 3, 2010, and incorporated herein by reference).

2.1	Form of Share Certificate (filed as Exhibit 2..1 to the Company's Annual Report on Form 20-F filed as of September 14, 2009, and incorporated herein by reference).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ALLSHIPS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AllShips Ltd.

We have audited the accompanying balance sheets of AllShips Ltd. as of February 28, 2009 and 2010 and the related statements of loss, stockholders' equity/ (deficit) and cash flows for each of the three years in the period ended February 28, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllShips Ltd. at February 28, 2009 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 3, the Company has no source of revenue and has continued to incur losses resulting in a working capital and stockholders' deficit at February 28, 2010. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements as of February 28, 2010 do not include any adjustments relating to the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
September 8, 2010

ALLSHIPS LTD. Balance Sheets February 28, 2009 and 2010 (Expressed in U.S. Dollars)
	2009	2010

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	807,868	818,715
Prepayments	-	365
Accrued income	-	620

Total current assets	807,868	819,700

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	1,212	-
Accrued liabilities (Note 4)	87,177	58,932
Advances from shareholders	7,555	-
Due to related parties (Note 5)	596,770	769,997

Total current liabilities	692,714	828,929

COMMITMENTS AND CONTINGENCIES (Note 9)	-	-

STOCKHOLDERS' EQUITY

Common stock, $0.000167 par value; 4,800,000,000 authorized; 45,230,693 issued and outstanding as at February 28, 2009, 4,799,902,350 issued and outstanding as at February 28, 2010 (Note 6)	7,555	800,000
Additional paid-in capital	3,327,108	3,327,108
Advances for capital increase (Note 6)	792,445	-
Accumulated deficit	(4,011,954)	(4,136,337)

Total stockholders' equity/ (deficit)	115,154	(9,229)

Total liabilities and stockholders' equity	807,868	819,700

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Loss
For the years ended February 29, 2008, February 28, 2009 and February 28, 2010
(Expressed in U.S. Dollars)

	2008	2009	2010
Expenses
General and administrative expenses	(150,726)	$(177,599)	$(142,430)
Other Income/(Expenses)
Interest Income	40	7,460	18,734
Bank Charges	(170)	(323)	(687)
Total other income/(expenses)	(130)	7,137	18,047
Net loss	(150,856)	(170,462)	(124,383)
Loss per common share, basic and diluted	(0.00)	(0.00)	(0.00)
Weighted average number of shares, basic and diluted	45,230,693	45,230,693	4,226,736,452

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Stockholders' Equity/ (Deficit)
For the years ended February 29, 2008, February 28, 2009 and February 28, 2010
(Expressed in U.S. Dollars)

		Capital Stock
	Comprehensive Loss	# of Shares	Par Value	Additional Paid-in Capital	Advances for capital increase	Accumulated Deficit	Total

Balance, February 28, 2007		45,230,693	$7,555	3,327,108	-	(3,690,636)	$(355,973)

Net loss	(150,856)	-	-	-	-	150,856)	(150,856)
Comprehensive loss	(150,856)

Balance, February 29, 2008		45,230,693	7,555	3,327,108	-	(3,841,492)	(506,829)

Advances for capital increase	-	-	-	-	792,445	-	792,445
Net loss	(170,462)	-	-	-	-	(170,462)	(170,462)
Comprehensive loss	(170,462)

Balance, February 28, 2009		45,230,693	7,555	3,327,108	792,445	(4,011,954)	115,154

Capital increase		4,754,671,657	792,445		(792,445)		-
Net loss	(124,383)			-		(124,383)	(124,383)
Comprehensive loss	(124,383)

Balance, February 28, 2010		4,799,902,350	$800,000	3,327,108	-	(4,136,337)	$(9,229)

ALLSHIPS LTD. Statements of Cash Flows For the years ended February 29, 2008, February 28, 2009 and February 28, 2010 (Expressed in U.S. Dollars)

	2008	2009	2010

Cash flows from operating activities
Net Loss	$(150,856)	$(170,462)	$(124,383)
Changes in operating assets and liabilities:
Prepayments	326	3,183	(365)
Accrued Income	-	-	(620)
Accounts payable	(1,304)	(7,109)	(1,212)
Accrued liabilities	9,121	5,499	(28,245)
Due to/(from) stockholders	-	7,555	(7,555)

Net cash used in operating activities	(142,713)	(161,334)	(162,380)

Cash flows from financing activities
Advances from related parties	142,583	176,201	173,227
Advances from capital increase	-	792,445	-
Net cash provided by financing activities	142,583	968,646	173,227

Net (decrease)/increase in cash and cash equivalents	(130)	807,312	10,847
Cash and cash equivalents, beginning of year	686	556	807,868

Cash and cash equivalents, end of year	$556	$807,868	$818,715

The accompanying notes are an integral part of these financial statements.

AllShips Ltd.
Notes to Financial Statements February 28, 2009 and February 28, 2010
(Expressed in United States Dollars)

1.     Basis of Presentation and General Information:

The accompanying financial statements include the accounts of AllShips Ltd. (the "Company") which was incorporated in Bermuda on March 24, 1998 under the name of Omninet International Ltd and was renamed to AllShips Ltd. on March 18, 2005. The Company has no operations.

On December 22, 2008, the Company was redomiciled to the Marshall Islands. The Company's common stock was previously eligible for trading on the pink sheets under the symbol "OMILF.PK" until October 10, 2008. The Company is currently exploring new ticker symbol options as well as engaging in a market maker.

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

AllShips Ltd.
Notes to Financial Statements February 28, 2009 and February 28, 2010
(Expressed in United States Dollars)

2.     Significant Accounting Policies – (continued):

(g)	Recent Accounting Pronouncements

(i)        In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a "qualifying special-purpose entity", (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. The adoption of ASU 2009-16 did not have a material impact on the Company's audited financial statements.

(ii)      In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The adoption of ASU 2009-17 did not have any effect on the Company's audited financial statements.

(iii)      In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

(iv)       In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on its financial position and results of operation.

AllShips Ltd.
Notes to Financial Statements February 28, 2009 and February 28, 2010.
(Expressed in United States Dollars)

2.    Significant Accounting Policies – (continued):

(g)	Recent Accounting Pronouncements

(v)        In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact on the Company's audited financial statements.

(vi)       In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU's transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not engaged in any such contracts and thus, the impact to the Company cannot be determined until any such contact is entered.

(vii)    In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently assessing the potential impacts, if any, on its financial statements.

AllShips Ltd.
Notes to Financial Statements February 28, 2009 and February 28, 2010.
(Expressed in United States Dollars)

3.  Liquidity:

The Company has no source of revenues, has continued to incur losses and is dependent on its shareholders to continue as a going concern. As of February 28, 2010, the Company had a working capital deficit of $9,229, accumulated deficit of $4,136,337 and stockholders' deficit of $9,229. In order for the Company to continue as a going concern, it will require additional funding from its shareholders or borrowings from a lending institution. Management's intention is to seek funding; however, there can be no assurance that the Company will be able to raise such funding.

4.  Accrued Liabilities:

The amounts shown in the accompanying balance sheets are analyzed as follows:

	2009	2010
Legal fees	$31,791	$30,000
Audit fees	47,264	28,432
Other	8,122	500
	$87,177	$58,932

5.      Related Party Transactions:

The amounts of $596,770 and $769,997 included in the accompanying 2009 and 2010 balance sheets, respectively, represent amounts due to Cardiff Marine Inc. ("Cardiff"), a ship management company, as a result of cash advances received by Cardiff and payments made by Cardiff on behalf of the Company.

Mr. George Economou, the Company's Chairman and director, controls the Entrepreneurial Spirit Foundation (the "Foundation"), a Liechtenstein foundation that owns 70% of the issued and outstanding capital stock of Cardiff. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou's sister, Ms. Chryssoula Kandylidis.

6.      Common Stock:

On August 11, 2008, at the Special General Meeting, the Company's stockholders approved an increase to in the Company's authorized share capital to 4,800,000,000 common shares represented by $0.000167. In this respect, the shareholders, on August 8, 2008, advanced an amount of $800,000 to cover a future capital increase.

Under the Company's Articles of Domestication, effective December 22, 2008, the Company's authorized capital stock at February 28, 2009 consists of 4,800,000,000 shares of common stock, par value $0.000167 per share, of which 45,230,693 shares were issued. The Board of Directors has the authority to establish series of preferred stock and to designate preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions.

On April 14, 2009 the Company increased its issued share capital to 4,799,902,350 shares, through the issuance of additional 4,754,671,657 shares of common stock par value $0.000167. The capital increase was funded by a prior advance of $800,000 by the Company's three major stockholders, Eurotrader Marine Inc., Fairmont Services Corp., and Gulfwind Maritime Inc., and by entities affiliated with the Company's Chairman and Director.  The remaining $7,555 of the advance was refunded to the Company's stockholders on September 10, 2009 through Cardiff.

AllShips Ltd.
Notes to Financial Statements February 28, 2009 and February 28, 2010.
(Expressed in United States Dollars)

6.     Common Stock-(continued|):

On May 20, 2009, at the Annual General Meeting, the Shareholders approved a further amendment to the articles of incorporation which increased the number of shares of authorized common stock to 10,000,000,000 common shares, par value $0.000167.

7.      Taxation:

Under Bermuda law the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received Tax Assurance from the Minister of Finance in Bermuda indicating that in event of any subsequent legislation imposing such taxes, the Company will be exempted from resulting taxation until the year 2016. Following the Company's redomiciliation to the Republic of the Marshall Islands, the Company continues not to be liable for any taxes as the Marshall Islands do not impose tax on international shipping income earned by a "non-resident" corporation thereof.

8.      Stock Option Plans:

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

The Company's stockholders also approved the 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance there under. The 2000 Stock Incentive Plan allows the Company's Board of Directors to grant certain of the Company's key employee's options to purchase our common stock, and is intended to enhance the Company's ability to attract and retain key personnel. The 2000 Stock Incentive Plan allows a committee of the Board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights. As of February 28, 2010 no options, shares or rights have been issued or granted under either of the above plans.

9.     Commitments and Contingencies:

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessel (upon such vessel acquisition). Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

10.   Subsequent Events:

On July 29, 2010, the Company filed an amendment to the articles of incorporation, increasing the amount of the Company's authorized common stock to 10,000,000,000 shares, par value $0.000167.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Allships Ltd. (Registrant) /s/ Elpiniki Fotiou
Elpiniki Fotiou Chief Financial Officer

Date: September 8, 2010

SK 25630 0003 1129409