Form 20-F
period 2010-12-31
AllShips Ltd.
filed 2011-07-18
CIK 1083725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended FEBRUARY 28, 2011

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
(Translation of Registrant's name into English)

REPUBLIC OF THE MARSHALL ISLANDS
--------------------------------------------------------------------------------
(Jurisdiction of incorporation or organization)

80 Kifissias Avenue, Maroussi, Athens-15125, Greece
--------------------------------------------------------------------------------
(Address of principal executive offices)

Mr. George Economou,
Tel. No. 011 30 210 809 0570, Fax No. 001 30 210 809 9585
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

As of February 28, 2011, there were 4,799,902,350 shares of the registrant's common stock outstanding.

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

[X] Yes  [_] No

FORWARD-LOOKING STATEMENTS

AllShips Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation  Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2 Offer Statistics and Expected Timetable

Not Applicable.

Item 3 Key Information

A. Selected Financial Data

The following table sets forth our selected financial data as of and for the years ended February 28, 2007, February 29, 2008, February 28, 2009, February 28, 2010 and February 28, 2011. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the financial statements and related notes included herein, which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), an independent registered public accounting firm.

(in U.S. Dollars, except per share data)

	February 28, 2007	February 29, 2008	February 28, 2009	February28, 2010	February28, 2011
STATEMENT OF LOSS
General & administrative expenses	(294,174)	(150,726)	(177,599)	(142,430)	(90,464)
Other Income/ (Expenses)
Interest Income	1,052	40	7,460	18,734	32,150
Bank Charges	(345)	(170)	(323)	(687)	(477)

Net loss	(293,467)	(150,856)	(170,462)	(124,383)	(58,791)
Loss attributable to common stockholders	(293,467)	(150,856)	(170,462)	(124,383)	(58,791)
Loss per common share, basic and diluted	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average basic and diluted shares outstanding	45,230,693	45,230,693	45,230,693	4,226,736,452	4,799,902,350
BALANCE SHEET (period end)
Current assets, including cash	4,195	3,739	807,868	819,700	852,738
Total assets	4,195	3,739	807,868	819,700	852,738
Current liabilities	360,168	510,568	692,714	828,929	920,758
Total liabilities	360,168	510,568	692,714	828,929	920,758
Stockholders' equity/(deficit)	(355,973)	(506,829)	115,154	(9,229)	(68,020)

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

The company has identified the following risk factors as significant.  The order in which they appear is not intended to reflect our management's prioritizing of such risks.

WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW.

We had net losses of $170,462, $124,383 and $58,791 for the years ended February 28, 2009, 2010 and 2011, respectively. In addition, we had a stockholders' deficit of $68,020 through February 28, 2011.  At present we do not have any revenue producing operations and we anticipate annual administrative expenses of approximately $100,000, including administration, salaries, legal and audit costs.

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

THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON SHARES, WHICH LIMITS THE LIQUIDATE OF OUR COMMON SHARES.

There is currently no trading market for our common shares, which could limit the release of information concerning the market price of our shares as well as limit analyst coverage of us, which could reduce investors' interest in our securities and cause our stock price to decline.  In addition, if no trading market for our common shares develops, this may have a material adverse effect on our ability to raise equity capital or to secure additional financing.

WE ARE SUBJECT TO VARIOUS RISKS AS WE MAKE ACQUISITIONS.

As part of our business strategy, we intend to acquire, and/or make investments in, as yet unidentified operating companies and assets. Any such future acquisitions and investments would involve risks, such as:

•	incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;

•	underestimating the difficulty of integrating the operations and personnel of newly acquired companies with other companies we may acquire;

•	the potential disruption of any ongoing business, including possible diversions of resources and management time; and

•	the threat of impairing relationships with employees and customers as a result of changes in management or ownership.

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

We are not currently conducting business.  In the future, however, we may acquire an operating company or asset located outside of the United States. If we acquire a non-U.S. operating company, it is possible that a substantial portion of our business may be conducted outside of the United States.  In this event, our operations could be subject to various risks, such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations, and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights.

ACQUISTION OF A NON-U.S. OPERATING COMPANY MAY EXPOSE US TO FOREIGN REGULATIONS

If we acquire a non-U.S. operating company or asset, it is possible that a substantial portion of our business may be conducted outside of the United States.  In this event, our ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction, which could have an adverse effect on our operations.

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

DEPENDENCE ON KEY EMPLOYEES.

We have two employees Mr. George Economou, our Chairman and Director, and Ms. Niki Fotiou, our Chief Financial Officer, Secretary and Director. Our growth and profitability are dependent upon, among other things, the abilities and experience of these two employees. If the services of these two employees became unavailable, our business, financial condition and results of operations could be adversely affected.

WE ARE INCORPORATED IN THE REPUBLIC OF THE MARSHALL ISLANDS, WHICH DOES NOT HAVE A WELL-DEVELOPED BODY OF CORPORATE LAW AND AS A RESULT, SHAREHOLDERS MAY HAVE FEWER RIGHTS AND PROTECTIONS UNDER MARSHALL ISLANDS LAW THAN UNDER A TYPICAL JURISDICTION IN THE UNITED STATES.

On March 17, 2008, our shareholders voted to approve the discontinuance of the Company in the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands.  We completed the redomiciliation to the Republic of the Marshall Islands on December 22, 2008. Since that date, our affairs have been governed by our Articles of Incorporation, By-laws and the Marshall Islands Business Corporations Act (the "BCA").

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

IT MAY NOT BE POSSIBLE FOR INVESTORS TO ENFORCE U.S. JUDGMENTS AGAINST US.

We are incorporated outside the United States and all of our assets are located outside the United States.  In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that the courts of the Republic of the Marshall Islands or jurisdictions in which our assets are located (i) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us based on those laws.

Item 4 Information on the Company

A. History and Development of the Company.

Allships Ltd. was originally organized under the laws of Bermuda on March 24, 1998 under the legal name "Omninet International Ltd." On March 17, 2008 we changed our name to Allships Ltd. On March 17, 2008, our shareholders voted to approve the discontinuance of the Company out of the Islands of Bermuda and redomiciliation of the Company to the Republic of the Marshall Islands. Effective December 22, 2008, we completed our redomiciliation to the Republic of the Marshall Islands. Following the redomiciliation, on April 14, 2009, we issued 4,754,671,657 common shares to certain existing shareholders in exchange for a capital contribution of $792,445. On July 29, 2010, we amended our Articles of Incorporation to increase the number of our authorized common stock to 10,000,000,000 shares, par value $0.000167 per share.

Following the redomiciliation, our affairs are governed by the BCA, our Articles of Incorporation and By-laws. Our Articles of Incorporation and Bylaws are filed as Exhibits 1.4 and 1.5 to this Annual Report, respectively. See "Item 10 – Additional Information." Our executive offices are located at 80 Kifissias Avenue, Maroussi, Athens-15125, Greece and our telephone number is +30 210 8090000.

B. Business Overview

We intend to own and operate ship-operating businesses or to acquire ocean-going cargo vessels. We are not presently engaged in any business. Our only plan of operation is seeking a viable shipping business or ships to acquire.  At present, we have not identified any business or asset suitable for acquisition. Over the next 12 months, we intend to continue our search to acquire suitable shipping businesses or individual vessels.

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

D. Property, Plant and Equipment

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $852,251 as of February 28, 2011.  We have no office facilities or real property holdings.  Our principal executive office is located at 80 Kifissias Avenue, Maroussi, Athens, 151 25, Greece.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

A. Operating Results

The following discussion is based on our audited financial data for the years ended February 28, 2011, 2010 and 2009. We are not presently engaged in any business and our sole activity is seeking shipping companies and individual ocean-going cargo vessels to acquire. We have not begun any new operations, neither we have acquired any companies or individual assets.

Our expenses are primarily administrative in nature and include salaries, professional fees, legal fees, and transfer agent fees. Our general and administrative expenses decreased from $142,430 in 2010 to $90,464 in 2011, primarily due to a significant decrease in legal fees. Our general and administrative expenses decreased from $177,599 in 2009 to $142,430 in 2010, primarily due to a slight decrease in legal and audit fees. Our net loss for 2011 decreased to $58,791 compared to our net loss for 2010 of $124,383. Our net loss for 2010 decreased to $124,383 compared to a net loss in 2009 of $170,462.

As we do not have any source of revenues, and consequently we do not generate any cash flow, we will require additional funding from our stockholders or borrowings from lending institutions to fund our working capital needs. Currently, we derive our working capital from Cardiff Marine Inc. ("Cardiff"), a related party entity under the common control of our Chairman and President, Mr. George Economou. The issued and outstanding capital stock of Cardiff is beneficially owned by (a) 30% by Prestige Finance S.A., the beneficial owner of which is Ms. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Ms. Chryssoula Kandylidis is the sister of Mr. George Economou.

B. Liquidity and Capital Resources

As of February 28, 2011, our total current assets, comprising of cash, accrued income were $852,738 and our current liabilities were $920,758. As of February 28, 2010, our total current assets, comprising of cash, accrued income and prepayments, were $819,700 and our current liabilities were $828,929.

During our fiscal year 2011, we derived most of our operating capital from Cardiff, which during 2011 made cash advances to us of $75,293.  During our fiscal year 2010, we derived most of our operating capital from Cardiff, which during 2010 paid, on our behalf, directly to third parties of $50,786 and made cash advances to us of $122,441.  During our fiscal year 2009, we derived most of our operating capital from Cardiff, which during 2009 paid, on our behalf, directly to third parties and made cash advances to us amounting to $176,201 in the aggregate.

Net cash used in operating activities during the fiscal years 2011, 2010 and 2009 totaled $41,607, $162,380 and $161,334, respectively. These amounts were used for administrative expenses, including salaries, accounting and legal fees.

Net cash from investing activities for the fiscal years 2011, 2010 and 2009 was $0, $0 and $0, respectively.

Net cash provided by financing activities for the fiscal years 2011, 2010 and 2009 was $75,143, $173,227 and $968,646, respectively. The 2011 amount mainly reflects cash advances made by Cardiff to us. The 2010 amount reflects cash advances received from Cardiff and payments made by Cardiff directly to third parties on our behalf. The 2009 amount reflects cash advances received from shareholders for the purchase of additional shares of our common stock as well as cash advances received from Cardiff and payments made by Cardiff directly to third parties on our behalf.

We do not presently have any borrowing facility established with a financial institution.  We will require additional capital to fund our operations in the future. We anticipate raising such additional capital through a private offering of our securities or by borrowing from a lending institution.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Not applicable, as the Company is not an operating company.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

We do not have any contractual obligations.

G. Safe harbor

See the section entitled "Forward-looking Statements" at the beginning of this annual report.

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees.

Name	Age	Position

George Economou	58	Chairman and President
Niki Fotiou	41	Chief Financial Officer, Secretary and Director

The following is a description of the business experience and other positions held by each of our directors, officers and key employees:

George Economou has been actively involved in the shipping industry for over 25 years and has served as our Chairman and President since August 23, 2004.  After graduating from the Massachusetts Institute of Technology in 1976 with a B.A. and an M.S. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management, Mr. Economou commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1978 until 1981, Mr. Economou worked as Sale and Purchase Manager at Brokerage and Management in New York.  From 1981 to 1986, he held the position of General Manager of Oceania Maritime Agency in New York.  In 1986, Mr. Economou invested and participated in the formation of numerous individual shipping companies. In 1991, he founded Cardiff Marine Inc. Mr. Economou is also the Chairman, President and Chief Executive Officer of DryShips Inc. ("DryShips"). Mr. Economou has overseen the growth Dryships into the largest U.S.-listed drybulk company in fleet size and revenue and the second-largest Panamax owner in the world. DryShips subsequently invested in and developed Ocean Rig UDW, Inc. ("Ocean Rig UDW"), an owner of rigs and ships involved in ultra-deep water drilling. Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig UDW.

Niki Fotiou has served as our Chief Financial Officer, Corporate Secretary and director since May 20, 2009. During the period from 1992 to 2006, Ms. Fotiou worked for PricewaterhouseCoopers and Deloitte, reaching the position of Senior Manager, where she conducted financial audits in accordance with U.S. Generally Accepted Auditing Standards (GAAS) and International Standards on Auditing (ISA). During this period, Ms. Fotiou also worked for Hyatt International Trade and Tourism Hellas as Group Internal Auditor. From 2006 to 2009, Ms. Fotiou served as the Group Controller of Cardiff Marine Inc. In 2010, she was appointed Senior Vice President Head of Accounting and Reporting of DryShips. Ms. Fotiou is a member of the Association of Chartered Certified Accountants, the Association of Certified Accountants and Auditors of Greece, the Association of Certified Internal Auditors and the Hellenic Chamber of Commerce. She is a graduate of the University of Cape Town with a Βachelor of Commerce degree.

B. Compensation

During the year ended February 28, 2011, the compensation cost of our officers and directors in their capacity as officers and directors amounted to $44,000.

We did not set aside any amounts during the last fiscal year to provide pension, retirement or similar benefits for our officers and directors.  On June 5, 2000, our shareholders approved our 2000 Outside Directors' Stock Option Plan (the "Stock Option Plan") and set aside 100,000 shares of our common stock for issuance thereunder.  Under the terms of the Stock Option Plan, each non-employee director is automatically eligible to receive an option, which may be granted by a committee of our board of directors, to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan (the "Stock Incentive Plan") and set aside 1,100,000 shares of our common stock for issuance there under.  The Stock Incentive Plan allows a committee of our board of directors to make awards of a variety of equity-based incentives to our officers and key employees, including stock awards, options to purchase shares of our common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights, and is intended to enhance our ability to attract and retain key personnel.  As of the date of this annual report, no options have been granted pursuant to the Stock Option Plan or the Stock Incentive Plan.

C. Board Practices

The Company's directors are elected by our shareholders at our annual general meeting of shareholders and serve until the next annual general meeting of shareholders and until their successors are duly elected and qualified. Our officers are appointed by our board of directors and serve until their successors are appointed.  We do not presently have a compensation committee or an audit committee. Our board of directors performs the functions of an audit committee.  There are no director services contracts that provide for benefits upon termination of service.

D. Employees

We have no full-time or part-time employees, except for senior management and our board of directors.

E. Share Ownership

Other than as set forth below under "Item 7 - Major Shareholders and Related Party Transactions," as of the date of this annual report, none of our officers and directors owns any of our common stock.

Item 7 Major Shareholders and Related Party Transactions

A.   Major Shareholders

To the best of our knowledge, the following are the only owners of more than 5% of the issued and outstanding common stock as of July 15, 2011.

Title of Class	Identity of Person or Group	Amount of Class Owned	Percentage of Class

Common Stock, par value $0.000167 per share	Eurotrader Marine Inc. (1)	1,917,913,227	39.96%
	Fairmont Services Corp. (2)	1,198,756,814	24.97%
	Gulfwind Maritime Inc. (3)	719,254,065	14.98%

(1) Mr. George Economou, our Chairman and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that beneficially owns 100% of Eurotrader Marine Inc.

(2) Mr. George Economou's ex-wife, Ms. Elisavet Manola, is the beneficial owner of all of the issued and outstanding capital stock of Fairmont Services Corp., a Marshall Islands corporation.

(3) Mr. George Economou's sister, Ms. Chrysoula Kandylidis is the beneficial owner of all of the issued and outstanding capital stock of Gulfwind Maritime Inc., a Marshall Islands corporation.

None of the above shareholders has different voting rights from our other shareholders. All of our common shares have equal voting rights.

As of July 15, 2011, we had 38 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States.

B. Related Party Transactions

In the year ended February 28, 2011, Cardiff made cash advances of $75,293 to us.

Mr. George Economou, our Chairman and President, controls Entrepreneurial Spirit Foundation, a Liechtenstein foundation that owns 70% of the issued and outstanding capital stock of Cardiff. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital stock of which is beneficially owned by Mr. Economou's sister, Ms. Chryssoula Kandylidis.

C. Interests of Experts and Counsel

Not Applicable.

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information.

See Item 18.

Legal Proceedings

No legal proceedings are known to us to be contemplated, or threatened by or against us, by any party, including any governmental authority.

Dividend Policy

Dividends may be declared by the board of directors, in its discretion, in accordance with Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends; but in case there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We have not paid dividends in any of our last three fiscal years and we have no plans to pay dividends in the foreseeable future.

B. Significant Changes

Not Applicable.

Item 9 The Offer and Listing

A. Offer and listing details

Please see below under "Markets."

B. Plan of Distribution

Not applicable.

C. Markets

There is currently no trading market for our common stock. Our common stock was previously eligible for trading on the pink sheets under the symbol OMILF.PK until October 10, 2008. As of the date of our report, we have 38 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States. During the period our common stock was quoted on the pink sheets, the only trade occurred on August 6, 2001 at a price of $0.475.

We are currently exploring new ticker symbol options as well as the engagement of a market maker.

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

On March 17, 2008, our shareholders voted to approve our discontinuance in the Islands of Bermuda and our redomiciliation to the Republic of the Marshall Islands.  We completed the redomiciliation to the Republic of the Marshall Islands on December 22, 2008. Since that date, our affairs will have been governed by the BCA and our Articles of Incorporation and By-laws.

On August 11, 2008, our shareholders voted to approve an increase in our authorized share capital to 4,800,000,000 shares in accordance with section 45(1) of the Companies Act of 1981. The increase became effective pursuant to the filing of the Company's Articles of Domestication with the Republic of the Marshall Islands Registrar of Corporations on December 22, 2008. On April 14, 2009, we issued an additional 4,754,671,657 common shares to certain existing shareholders in exchange for a capital contribution of $792,445. On May 20, 2009, our shareholders voted to approve an increase in our authorized share capital to 10,000,000,000 shares. The increase became effective pursuant to the filing of our Articles of Amendment with the Republic of the Marshall Islands Registrar of Corporations on July 29, 2010.

Company's Object and Purpose

Under section D of our Articles of Incorporation, our purpose is to engage in any lawful act or which a corporation may be organized under the BCA.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote.  There is no provision for cumulative voting. Our board of directors shall consist of at least one member as the board of directors determines from time to time.

Each director shall be elected to serve until re-elected at the next annual general meeting of shareholders and until a successor is duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office, in which case a majority of the directors then in office shall vote on a successor.

Our board of directors shall convene and hold regular meetings in accordance with the requirements of the By-laws and the BCA at such times and places as the board of directors shall appoint.  Our President or Secretary may convene special meetings.

Our board of directors, in general meeting, has the authority to determine compensation for our board of directors.

Shareholder Meetings

Under our By-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands.

Special meetings of shareholders may be called by our President or the Secretary, at the written request of the board of directors or at the request of shareholders owning a majority of our common stock and entitled to vote at the meeting.

Our board of directors may set a record date between 15 and 60 days before the date of any shareholder meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.  In addition, our board of directors may set a record date to determine the shareholders entitled to receive payment of dividends or allotment of rights, or any other action, provided the record date is no more than 60 days prior to such action.

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

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We file reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable.

Item 11 Quantitative and Qualitative Disclosures about Market Risk

Not Applicable.

Item 12 Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications  to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d -15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of February 28, 2011. The term disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e)) means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of February 28, 2011.

(b) Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with U.S. Generally Accepted Accounting Principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can only provide reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2011. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of February 28, 2011.

(c) Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management's report in this annual report.

(d) Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting during the fiscal year ended February 28, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit Committee Financial Expert

We have not appointed an audit committee or an audit committee financial expert because we are not currently an operating company and our board of directors has determined that our full board of directors is able to more efficiently perform the audit committee functions.

Item 16B Code of Ethics

We have not adopted a code of ethics because we are not an operating company.

Item 16C Principal Accountant Fees and Services.

Audit Fees

Ernst and Young has audited our annual financial statements acting as our registered public accounting firm for the fiscal years ended February 28, 2011 and 2010.  Audit fees for the years ended February 28, 2011 and 2010, were $28,911 and 28,432, respectively. There were no tax, audit-related or other fees billed in 2011 and 2010.

All fees paid to Ernst & Young are pre-approved in advance by our board of directors.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F Changes in Registrant's Certifying Accountant

Not Applicable.

Item 16G Corporate Governance

Not Applicable.

PART III

Item 17 Financial Statements

See Item 18

Item 18 Financial Statements

The financial statements beginning on page F-1, together with the report of Ernst & Young thereon, are filed as a part of this annual report.

Item 19 Exhibits

Exhibits, Exhibit Number, Description

1.1
Memorandum of Association of Omninet International Ltd, as amended by that certain Certificate of Deposit of Memorandumof Increase of Share Capital dated June 30, 1998 (filed as Exhibit 1.1 to the Company's Form 20FR12G filed as of March 14, 2000, No. 001-15559, and incorporated herein by reference).

1.2	Bye-laws of Omninet International Ltd. (filed as Exhibit 1.2 to the Company's Form 20FR12G filed as of December 1, 1999, No. 001-15559, and incorporated herein by reference).
1.3	Articles of Domestication and Articles of Incorporation of the Company (filed as Exhibit 1.3 to the Company's Form 20-F filed on September 14, 2009 and incorporated by reference herein).
1.4	By-laws of the Company (filed as Exhibit 1.4 to the Company's Form 20-F filed on September 14, 2009 and incorporated by reference herein).
1.5	Articles of Amendment to the Articles of Incorporation of the Company (filed as Exhibit 1.3 to the Company's Report on Form 6-K filed as of August 3, 2010, and incorporated herein by reference).
2.1	Form of Share Certificate (filed as Exhibit 2.1 to the Company's Report on Form 6-K filed as of August 3, 2010, and incorporated herein by reference).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ALLSHIPS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AllShips Ltd.

We have audited the accompanying balance sheets of AllShips Ltd. as of February 28, 2010 and 2011 and the related statements of loss, stockholders' equity/ (deficit) and cash flows for each of the three years in the period ended February 28, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllShips Ltd. at February 28, 2010 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 3, the Company has no source of revenue and has continued to incur losses resulting in a working capital and stockholders' deficit at February 28, 2011. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements as of February 28, 2011 do not include any adjustments relating to the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
July 18, 2011

ALLSHIPS LTD. Balance Sheets February 28, 2010 and 2011 (Expressed in U.S. Dollars)

	2010	2011

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	818,715	852,251
Prepayments	365	-
Accrued income	620	487

Total current assets	819,700	852,738

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	-	85
Accrued liabilities (Note 4)	58,932	75,533
Due to related parties (Note 5)	769,997	845,140

Total current liabilities	828,929	920,758

COMMITMENTS AND CONTINGENCIES (Note 9)	-	-

STOCKHOLDERS' DEFICIT

Common stock, $0.000167 par value;10,000,000,000 authorized ; 4,799,902,350 issued and outstanding, as at February 28, 2010 and 2011(Note 6)	800,000	800,000
Additional paid-in capital	3,327,108	3,327,108
Accumulated deficit	(4,136,337)	(4,195,128)

Total stockholders'deficit	(9,229)	(68,020)

Total liabilities and stockholders' deficit	819,700	852,738

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Loss
For the years ended February 28, 2009, 2010 and 2011

(Expressed in U.S. Dollars)

	2009	2010	2011
Expenses
General and administrative expenses	$(177,599)	$(142,430)	$(90,464)
Other Income/(Expenses)
Interest Income	7,460	18,734	32,150
Bank Charges	(323)	(687)	(477)
Total other income	7,137	18,047	31,673
Net loss	$(170,462)	$(124,383)	$(58,791)
Loss per common share, basic and diluted	(0.00)	(0.00)	(0.00)
Weighted average number of shares, basic and diluted	45,230,693	4,226,736,452	4,799,902,350

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Stockholders' Equity/ (Deficit)
For the years ended February 28, 2009, 2010 and 2011
(Expressed in U.S. Dollars)

	Comprehensive Loss	# of Shares	Capital Stock Par Value	Additional Paid-in Capital	Advances for capital increase	Accumulated Deficit	Total

Balance, February 28, 2008		45,230,693	$7,555	3,327,108	-	(3,841,492)	$(506,829)

Advances for capital increase	-	-	-	-	792,445	-	792,445
Net loss	(170,462)	-	-	-	-	(170,462)	(170,462)
Comprehensive loss	(170,462)

Balance, February 29, 2009		45,230,693	$7,555	3,327,108	792,445	(4,011,954)	$115,154

Capital increase		4,754,671,657	792,445		(792,445)		-
Net loss	(124,383)	-	-	-	-	(124,383)	(124,383)
Comprehensive loss	(124,383)

Balance, February 28, 2010		4,799,902,350	$800,000	3,327,108	-	(4,136,337)	$(9,229)

Net loss	(58,791)	-	-	-	-	(58,791)	$(58,791)
Comprehensive loss	(58,791)
Balance, February 28, 2011		4,799,902,350	$800,000	3,327,108	-	(4,195,128)	$(68,020)

ALLSHIPS LTD. Statements of Cash Flows For the years ended February 28, 2009, 2010 and 2011 (Expressed in U.S. Dollars)

	2009	2010	2011

Cash flows from operating activities
Net Loss	$(170,462)	$(124,383)	$(58,791)
Changes in operating assets and liabilities:
Prepayments	3,183	(365)	365
Accrued Income	-	(620)	133
Accounts payable	(7,109)	(1,212)	85
Accrued liabilities	5,499	(28,245)	16,601
Due to/(from) stockholders	7,555	(7,555)	-

Net cash used in operating activities	(161,334)	(162,380)	(41,607)

Cash flows from financing activities
Advances from related parties	176,201	173,227	75,293
Advances to related parties	-	-	(150)
Advances from capital increase	792,445	-	-
Net cash provided by financing activities	968,646	173,227	75,143

Net (decrease)/increase in cash and cash equivalents	807,312	10,847	33,536
Cash and cash equivalents, beginning of year	556	807,868	818,715

Cash and cash equivalents, end of year	$807,868	$818,715	$852,251

The accompanying notes are an integral part of these financial statements.

AllShips Ltd.
Notes to Financial Statements February 28, 2010 and 2011
(Expressed in United States Dollars)

1.     Basis of Presentation and General Information:

The accompanying financial statements include the accounts of AllShips Ltd. (the "Company") which was incorporated in Bermuda on March 24, 1998 under the name of Omninet International Ltd and was renamed to AllShips Ltd. on March 18, 2005. The Company has no operations.

On December 22, 2008, the Company was redomiciled to the Marshall Islands. The Company's common stock was previously eligible for trading on the pink sheets under the symbol "OMILF.PK" until October 10, 2008. The Company is still exploring new ticker symbol options as well as engaging in a market maker.

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

AllShips Ltd.
Notes to Financial Statements February 28, 2010 and 2011
(Expressed in United States Dollars)

2.     Significant Accounting Policies – (continued):

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

(g)	Recent Accounting Pronouncements

(i)     In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

(ii)     In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on its financial position and results of operation.

AllShips Ltd.
Notes to Financial Statements February 28, 2010 and 2011
(Expressed in United States Dollars)

2.     Significant Accounting Policies – (continued):

(h)	Recent Accounting Pronouncements

(iii)            In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC  filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this Update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact on the Company's audited financial statements.

(iv)            In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU's transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not engaged in any such contracts and thus, the impact to the Company cannot be determined until any such contact is entered.

(v)            In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The adoption of this guidance did not have any impact on its financial position and results of operation.

AllShips Ltd.
Notes to Financial Statements February 28, 2010 and 2011
(Expressed in United States Dollars)

3.     Liquidity:

The Company has no source of revenues, has continued to incur losses and is dependent on its shareholders to continue as a going concern. As of February 28, 2011, the Company had a working capital deficit of $68,020, accumulated deficit of $4,195,128 and stockholders' deficit of $68,020. In order for the Company to continue as a going concern, it will require additional funding from its shareholders or borrowings from a lending institution. Management's intention is to seek funding; however, there can be no assurance that the Company will be able to raise such funding.

4.     Accrued Liabilities:

The amounts shown in the accompanying balance sheets are analyzed as follows:

	2010	2011
Legal fees	$30,000	$15,000
Directors remuneration	-	44,000
Audit fees	28,432	16,533
Other	500	-
	$58,932	$75,533

5.     Related Party Transactions:

The amounts of $769,997 and $845,140 included in the accompanying 2010 and 2011 balance sheets, respectively, represent amounts due to Cardiff Marine Inc. ("Cardiff"), a ship management company, as a result of the payments made by Cardiff, on behalf of the Company.

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

6.     Common Stock:

On April 14, 2009 the Company increased its issued share capital to 4,799,902,350 shares, through the issuance of additional 4,754,671,657 shares of common stock par value $0.000167. The capital increase was funded through the amount of $800,000 previously advanced by the Company's three major stockholders, Eurotrader Marine Inc., Fairmont Services Corp., and Gulfwind Maritime Inc., and by entities affiliated with the Company's Chairman and Director. The remainder of the amount advanced of $7,555 was refunded to the Company's stockholders on September 10, 2009 through Cardiff. On May 20, 2009, at the Annual General Meeting, the Shareholders approved a further amendment to the articles of incorporation which increased the number of shares of authorized common stock to 10,000,000,000 common shares, par value $0.000167. On July 29, 2010, the Company filed an amendment to the articles of incorporation, increasing the amount of the Company's authorized common stock to 10,000,000,000 shares, par value $0.000167.

AllShips Ltd.
Notes to Financial Statements February 28, 2010 and 2011
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

The Company's stockholders also approved the 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance there under. The 2000 Stock Incentive Plan allows the Company's Board of Directors to grant certain of the Company's key employee's options to purchase our common stock, and is intended to enhance the Company's ability to attract and retain key personnel. The 2000 Stock Incentive Plan allows a committee of the Board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights. As of February 28, 2011 no options, shares or rights have been issued or granted under either of the above plans.

9.     Commitments and Contingencies:

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessel. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

10.   Subsequent Events:

On June 17, 2011 the Company utilized its then available cash balances at banks at an amount of $860,000 to repay amounts due to Cardiff.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Allships Ltd. (Registrant) /s/ Niki Fotiou
Niki Fotiou Chief Financial Officer

Date: July 18, 2011