Form 20-F
period 2012-02-29
AllShips Ltd.
filed 2012-05-30
CIK 1083725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended FEBRUARY 29, 2012

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
c/o Cardiff Marine Inc., Athens Shipping Office, Omega Building,
80 Kifissias Avenue, Maroussi, Athens, 151 25, Greece
--------------------------------------------------------------------------------
(Address of principal executive offices)

Mr. George Economou,
Tel. No. 011 30 210 809 0570, Fax No. 001 30 210 809 9585
c/o Cardiff Marine Inc., Athens Shipping Office, Omega Building,
80 Kifissias Avenue, Maroussi, Athens, 151 25, Greece
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

As of February 29, 2012, there were 4,799,902,350 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes   [X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934.

[_] Yes   [X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If “Other" has been checked in response to the previous question, indicate by check mark which financial statement item the financial statement item the registrant has elected to follow.

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

Please note in this annual report, "we," "us," "our" and "the Company" all refer to AllShips Ltd.

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

PART I

Item 1  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2  Offer Statistics and Expected Timetable

Not Applicable.

Item 3  Key Information

A. Selected Financial Data

The following table sets forth our selected financial data as of and for the years ended February 29, 2008, February 28, 2009, February 28, 2010, February 28, 2011 and February 29, 2012. The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the financial statements and related notes included herein, which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), an independent registered public accounting firm.

 (in U.S. Dollars, except per share data)

	February 29, 2008	February 28, 2009	February 28, 2010	February 28, 2011	February 29, 2012
STATEMENT OF LOSS
General & administrative expenses	(150,726)	(177,599)	(142,430)	(90,464)	(98,578)
Other Income/(Expenses)
Interest Income	40	7,460	18,734	32,150	10,911
Bank Charges	(170)	(323)	(687)	(477)	(563)

Net loss	(150,856)	(170,462)	(124,383)	(58,791)	(88,230)
Loss attributable to common stockholders	(150,856)	(170,462)	(124,383)	(58,791)	(88,230)
Loss per common share, basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average basic and diluted shares outstanding	45,230,693	45,230,693	4,226,736,452	4,799,902,350	4,799,902,350
BALANCE SHEET (period end)
Current assets, including cash	3,739	807,868	819,700	852,738	134,041
Total assets	3,739	807,868	819,700	852,738	134,041
Current liabilities	510,568	692,714	828,929	920,758	290,291
Total liabilities	510,568	692,714	828,929	920,758	290,291
Stockholders' equity/(deficit)	(506,829)	115,154	(9,229)	(68,020)	(156,250)

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

The company has identified the following risk factors as significant.  The order in which they appear is not intended to reflect our management's prioritizing of such risks.

WE HAVE A HISTORY OF LOSSES AND CANNOT BE CERTAIN TO ACHIEVE POSITIVE CASH FLOW.

We had net losses of $124,383, $58,791 and $88,230 for the years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively. In addition, we had a stockholders' deficit of $156,250 through February 29, 2012. At present, we do not have any revenue-producing operations and we anticipate annual administrative expenses of approximately $100,000 including administration, salaries, legal and audit costs.

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

THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON SHARES, WHICH LIMITS THE LIQUIDATION OF OUR COMMON SHARES.

There is currently no trading market for our common shares, which could limit the release of information concerning the market price of our shares as well as limit analyst coverage of us, which could reduce investors' interest in our securities and cause the price of our common shares to decline.  In addition, if no trading market for our common shares develops, this may have a material adverse effect on our ability to raise equity capital or to secure additional financing.

WE ARE SUBJECT TO VARIOUS RISKS AS WE MAKE ACQUISITIONS.

As part of our business strategy, we intend to acquire, and/or make investments in, as yet unidentified operating companies and assets. Any such future acquisitions and investments would involve risks, such as:

●   incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;

●   underestimating the difficulty of integrating the operations and personnel of newly  acquired companies with other companies we may acquire;

●   the potential disruption of any ongoing business, including possible diversions of resources and management time; and

●   the threat of impairing relationships with employees and customers as a result of changes in management or ownership.

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

WE MAY ENGAGE IN BUSINESS IN VARIOUS JURISDICTIONS THAT EXPOSE US TO CERTAIN TAX LIABILITIES

If, in the future, we acquire non-U.S. companies or assets, we could be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. This could have an adverse effect on our operations.

DEPENDENCE ON KEY EMPLOYEES.

We have two employees, Mr. George Economou, our Chairman and President, and Ms. Niki Fotiou, our Chief Financial Officer, Secretary and Director. Our growth and profitability are dependent upon, among other things, the abilities and experience of these two employees. If the services of these two employees became unavailable, our business, financial condition and results of operations could be adversely affected.

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

The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Further, our By-laws provide that we must indemnify our directors and officers to the fullest extent authorized by law. For further information concerning our Articles of Incorporation and By-laws, see "Item 10. Additional Information - Memorandum and Articles of Association."

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

Following the redomiciliation, our affairs are governed by the BCA, our Articles of Incorporation and By-laws. Our Articles of Incorporation and Bylaws are filed as Exhibits 1.3, 1.4 and 1.5 to this Annual Report, respectively. See "Item 10. Additional Information." Our executive offices are located at c/o Cardiff Marine Inc., Athens Shipping Office, Omega Building, 80 Kifissias Avenue, Maroussi, Athens, 151 25, Greece and our telephone number at that address is +30 210 8090000.

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

During the year ended February 28, 2009, we received an additional capital contribution of $792,445 from our three major shareholders, Eurotrader Marine Inc., Fairmont Services Corp., Gulfwind Maritime Inc., and by entities affiliated with our Chairman and President.

C. Organizational Structure

We are not a member of any group of companies.  We do not presently have any subsidiaries, although if we are successful in implementing our plan of operation and identifying a company to acquire, we may form or acquire one or more subsidiaries for such acquisition.

D. Property, Plant and Equipment

We do not own any material property, plant, or equipment. We have no material assets except for cash in the amount of $129,095 as of February 29, 2012. We have no office facilities or real property holdings.  Our principal executive office is located at 80 Kifissias Avenue, Maroussi, Athens, 151 25, Greece.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5 Operating and Financial Review and Prospects

A. Operating Results

The following discussion is based on our audited financial data for the years ended February 29, 2012, February 28, 2011 and February 28, 2010. We are not presently engaged in any business and our sole activity is seeking shipping companies and individual ocean-going cargo vessels to acquire. We have not begun any new operations, neither have we acquired any companies or individual assets.

Our expenses are primarily administrative in nature and include salaries, professional fees, legal fees, and transfer agent fees. Our general and administrative expenses increased from $90,464 in 2011 to $98,578 in 2012, primarily due to an increase in legal fees. Our general and administrative expenses decreased from $142,430 in 2010 to $90,464 in 2011, primarily due to a significant decrease in legal fees. Our net loss for 2012 increased to $88,230 compared to our net loss for 2011 of $58,791 mainly due to a significant decrease in interest earned. Our net loss for 2011 decreased to $58,791 compared to a net loss in 2010 of $124,383.

As we do not have any source of revenues, and consequently we do not generate any cash flow, we will require additional funding from our stockholders or borrowings from lending institutions to fund our working capital needs. Currently, we derive our working capital from Cardiff Marine Inc. ("Cardiff"), a related party entity under the common control of our Chairman and President, Mr. George Economou. The issued and outstanding capital stock of Cardiff is beneficially owned (i) 30% by Prestige Finance S.A., the beneficial owner of which is Ms. Chryssoula Kandylidis and (ii) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. Economou. Ms. Chryssoula Kandylidis is the sister of Mr. Economou.

B. Liquidity and Capital Resources

As of February 29, 2012, our total current assets, comprised of cash, prepayments and amounts due from Shareholders, were $134,041 and our current liabilities were $290,291. As of February 28, 2011, our total current assets, comprised of cash and accrued income, were $852,738 and our current liabilities were $920,758.

During our fiscal year 2012, we derived most of our operating capital from Cardiff, which during 2012 made cash advances to us of $262,242. During the same period, we partially settled the balance with Cardiff and repaid an amount of $860,000.

During our fiscal year 2011, we derived most of our operating capital from Cardiff, which during 2011 made cash advances to us of $75,293.  During our fiscal year 2010, we derived most of our operating capital from Cardiff, which during 2010 paid, on our behalf, directly to third parties $50,786 and made cash advances to us of $122,441.

Net cash used in operating activities during the fiscal years 2012, 2011 and 2010 totaled $125,398 $41,607 and $162,380, respectively. These amounts were used for administrative expenses, including salaries, accounting and legal fees.

Net cash from investing activities for the fiscal years 2012, 2011 and 2010 was $0, $0 and $0, respectively.

Net cash used in financing activities for the fiscal year 2012 was $597,758. Net cash provided by financing activities for the fiscal years 2011 and 2010 was $75,143 and $173,227, respectively. The 2012 amount reflects cash advances made by Cardiff to us and a repayment/partial settlement amounting to $860,000 made by us to Cardiff.  The 2011 amount mainly reflects cash advances made by Cardiff to us. The 2010 amount reflects cash advances received from Cardiff and payments made by Cardiff directly to third parties on our behalf.

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

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees.

Name	Age	Position
George Economou	59	Chairman and President
Niki Fotiou	42	Chief Financial Officer, Secretary and Director

The following is a description of the business experience and other positions held by each of our directors, officers and key employees:

George Economou—George Economou has served as President and Chairman of our board of directors since August 2004. Mr. Economou has over 30 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc., or DryShips, since its incorporation in 2004. He successfully took DryShips public in February 2005 on NASDAQ under the trading symbol "DRYS." Mr. Economou has overseen the Company's growth into the largest U.S.-listed drybulk company in fleet size and revenue and the second largest Panamax owner in the world. DryShips subsequently invested in and developed Ocean Rig UDW Inc. (NASDAQ: ORIG), or Ocean Rig UDW, an owner of rigs and ships involved in ultra-deepwater drilling. Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig UDW. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2010, Mr. Economou has been a member of the board of directors of Danaos Corporation. Apart from his shipping interests, Mr. Economou has invested also in real estate. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Niki Fotiou has served as our Director, Chief Financial Officer and Secretary since May 20, 2009. Ms. Fotiou has also served as the Senior Vice President Head of Accounting and Reporting of DryShips since 2010. From 1992 to 2006, Ms. Fotiou worked for PricewaterhouseCoopers and Deloitte, reaching the position of Senior Manager, where she conducted financial audits in accordance with U.S. Generally Accepted Auditing Standards and International Standards on Auditing. During this period, Ms. Fotiou also worked for Hyatt International Trade and Tourism Hellas as Group Internal Auditor. From 2006 to 2009, Ms. Fotiou served as the Group Controller of Cardiff. Ms. Fotiou is a member of the Association of Chartered Certified Accountants, the Association of Certified Accountants and Auditors of Greece, the Association of Certified Internal Auditors and the Hellenic Chamber of Commerce. She is a graduate of the University of Cape Town in South Africawith a Βachelor of Commerce degree.

B. Compensation

During the year ended February 29, 2012, the compensation cost of our officers and directors in their capacity as officers and directors amounted to $44,000.

We did not set aside any amounts during the 2012 fiscal year to provide pension, retirement or similar benefits for our officers and directors.  On June 5, 2000, our shareholders approved our 2000 Outside Directors' Stock Option Plan (the "Stock Option Plan") and set aside 100,000 shares of our common stock for issuance thereunder. Under the terms of the Stock Option Plan, each non-employee director is automatically eligible to receive an option, which may be granted by a committee of our board of directors, to purchase 5,000 shares of our common stock for each year that he serves as our director. Our shareholders also approved our 2000 Stock Incentive Plan (the "Stock Incentive Plan") and set aside 1,100,000 shares of our common stock for issuance there under. The Stock Incentive Plan allows a committee of our board of directors to make awards of a variety of equity-based incentives to our officers and key employees, including stock awards, options to purchase shares of our common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights, and is intended to enhance our ability to attract and retain key personnel.  As of the date of this annual report, no options have been granted pursuant to the Stock Option Plan and no awards have been made pursuant to the Stock Incentive Plan.

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

D. Employees

We have no full-time or part-time employees, except for our senior management and board of directors.

E. Share Ownership

Other than as set forth below under "Item 7. Major Shareholders and Related Party Transactions," as of the date of this annual report, none of our officers and directors owns any of our common stock.

Item 7 Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table sets forth the beneficial ownership of our common stock, as of May 29, 2012, held by (i) each of our officers and directors; (ii) our officers and directors as a group; and (iii) each person or entity that, to the best of our knowledge, beneficially owns 5% or more of our issued and outstanding common stock.

Title of Class	Identity of Person or Group	Amount of Class Owned	Percentage of Class
Common Stock, par value $0.01 per share
	George Economou	1,917,913,227	39.96%
	Niki Fotiou	-	*
	Officers and Directors as a Group (2 persons)	1,917,913,227	39.96%
	Fairmont Services Corp. (2)	1,198,756,814	24.97%
	Gulfwind Maritime Inc. (3)	719,254,065	14.98%
________________
* Less than 1%.

(1) Mr. George Economou, our Chairman and President, may be deemed to beneficially own 1,917,913,227 of these shares through the Entrepreneurial Spirit Foundation, a Liechtenstein foundation controlled by Mr. Economou.

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

As of May 29, 2012, we had 38 stockholders of record, of which our shareholder register indicates 3 have addresses in the United States.

B. Related Party Transactions

In the year ended February 29, 2012, Cardiff made cash advances of $262,242 to us and we also repaid $860,000 to Cardiff.

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

Dividend Policy

Dividends may be declared by our board of directors, in its discretion, in accordance with Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends; but in case there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We have not paid dividends in any of our last three fiscal years and we have no plans to pay dividends in the foreseeable future.

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

B. Memorandum and articles of association

On March 17, 2008, our shareholders voted to approve our discontinuance in the Islands of Bermuda and our redomiciliation to the Republic of the Marshall Islands.  We completed the redomiciliation to the Republic of the Marshall Islands on December 22, 2008. Since that date, our affairs have been governed by the BCA and our Articles of Incorporation and By-laws.

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

Company's Object and Purpose

Under our Articles of Incorporation, our purpose is to engage in any lawful act or which a corporation may be organized under the BCA.

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

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties.
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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d -15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of February 29, 2012. The term disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e)) means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of February 29, 2012.

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

Our management assessed the effectiveness of our internal control over financial reporting as of February 29, 2012. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of February 29, 2012.

(c) Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. As we are not an "accelerated filer" or a "large accelerated filer," as defined in Rule 12b-2 under the Exchange Act, our management's report was not subject to attestation by the our registered public accounting firm.

(d) Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting during the fiscal year ended February 29, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C Principal Accountant Fees and Services.

Audit Fees

Ernst & Young  (Hellas) Certified Auditors Accountants S.A., or Ernst & Young has audited our annual financial statements acting as our registered public accounting firm for the fiscal years ended February 29, 2012 and February 28, 2011. Audit fees for the years ended February 29, 2012 and February 28, 2011, were $27,184 and $28,911, respectively. There were no tax, audit-related or other fees billed in 2012 and 2011.

All fees paid to Ernst & Young are pre-approved in advance by our board of directors.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F Changes in Registrant's Certifying Accountant

Not Applicable.

Item 16G Corporate Governance

Not Applicable.

Item 16H Mine Safety Disclosure

Not Applicable.

PART III

Item 17 Financial Statements

See "Item 18. Financial Statements."

Item 18 Financial Statements

The financial statements beginning on page F-1, together with the report of Ernst & Young thereon, are filed as a part of this annual report.

Item 19 Exhibits

(a) Exhibits, Exhibit Number, Description

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

Date: May 30, 2012

ALLSHIPS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AllShips Ltd.

We have audited the accompanying balance sheets of AllShips Ltd. as of February 28, 2011 and February 29, 2012 and the related statements of loss and comprehensive loss, stockholders' equity/(deficit) and cash flows for each of the three years in the period ended February 29, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllShips Ltd. at February 28, 2011 and February 29, 2012 and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 3, the Company has no source of revenue and has continued to incur losses resulting in a working capital deficiency and stockholders' deficit at February 29, 2012. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements as of February 29, 2012 do not include any adjustments relating to the recoverability of assets or the amounts of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
May 30, 2012

ALLSHIPS LTD. Balance Sheets February 28, 2011 and February 29, 2012 (Expressed in U.S. Dollars)
	2011	2012
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$852,251	$129,095
Prepayments	-	364
Due from Shareholders	-	4,582
Accrued income	487	-

Total current assets	852,738	134,041

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	85	-
Accrued liabilities (Note 4)	75,533	42,909
Due to related parties (Note 5)	845,140	247,382

Total current liabilities	920,758	290,291

COMMITMENTS AND CONTINGENCIES (Note 9)	-	-

STOCKHOLDERS' DEFICIT

Common stock, $0.000167 par value;10,000,000,000 authorized ; 4,799,902,350 issued and outstanding, as at February 28, 2011 and February 29, 2012 (Note 6)	800,000	800,000
Additional paid-in capital	3,327,108	3,327,108
Accumulated deficit	(4,195,128)	(4,283,358)

Total stockholders' deficit	(68,020)	(156,250)

Total liabilities and stockholders' deficit	$852,738	$134,041

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD.
Statements of Loss and Comprehensive Loss
For the years ended February 28, 2010, February 28, 2011and February 29, 2012
(Expressed in U.S. Dollars)

	2010	2011	2012
Expenses
General and administrative expenses	$(142,430)	$(90,464)	$(98,578)

Other Income/(Expenses)
Interest Income	18,734	32,150	10,911
Bank Charges	(687)	(477)	(563)
Total other income	18,047	31,673	10,348
Net loss	$(124,383)	$(58,791)	$(88,230)

Loss per common share, basic and diluted	(0.00)	(0.00)	(0.00)
Weighted average number of shares, basic and diluted	4,226,736,452	4,799,902,350	4,799,902,350
Other Comprehensive Loss	-	-	-
Comprehensive Loss	(124,383)	(58,791)	(88,230)
The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD
Statements of Stockholders' Equity/(Deficit)
For the years ended February 28, 2010, February 28, 2011 and February 29, 2012

	# of Shares	Capital Stock	Additional Paid-in Capital	Advance for capital increase	Accumulated Deficit	Total

Balance, February 29, 2009	45,230,693	$7,555	$3,327,108	$792,445	$(4,011,954)	$115,154
Capital increase	4,754,671,657	792,445	-	(792,445)	-	-
Net loss	-	-	-	-	(124,383)	(124,383)

Balance, February 28, 2010	4,799,902,350	$800,000	$3,327,108	$-	$(4,136,337)	$(9,229)
Net loss	-	-	-	-	(58,791)	(58,791)

Balance, February 28, 2011	4,799,902,350	$800,000	$3,327,108	$-	$(4,195,128)	$(68,020)
Net loss	-	-	-	-	(88,230)	(88,230)

Balance, February 28, 2012	4,799,902,350	$800,000	$3,327,108	$-	$(4,283,358)	$(156,250)

The accompanying notes are an integral part of these financial statements.

ALLSHIPS LTD. Statements of Cash Flows For the years ended February 28, February 28, 2010, 2011 and February 29, 2012 (Expressed in U.S. Dollars)

	2010	2011	2012

Cash flows from operating activities
Net Loss	$(124,383)	$(58,791)	$(88,230)
Changes in operating assets and liabilities:
Prepayments	(365)	365	(364)
Accrued Income	(620)	133	487
Accounts payable	(1,212)	85	(85)
Accrued liabilities	(28,245)	16,601	(32,624)
Due from stockholders	(7,555)	-	(4,582)
Net cash used in operating activities	(162,380)	(41,607)	(125,398)

Cash flows from financing activities
Advances from related parties	173,227	75,293	262,242
Advances to related parties	-	(150)	(860,000)
Net cash provided by/(used in) financing activities	173,227	75,143	(597,758)

Net increase/(decrease) in cash and cash equivalents	10,847	33,536	(723,156)
Cash and cash equivalents, beginning of year	807,868	818,715	852,251

Cash and cash equivalents, end of year	$818,715	$852,251	$129,095

The accompanying notes are an integral part of these financial statements.

AllShips Ltd.
Notes to Financial Statements February 28, 2011 and February 29, 2012
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

(e)
Share-Based Compensation:  Stock-based compensation represents vested and non-vested common stock granted to employees and directors, for their services. The Company calculates total compensation expense for the award based on its fair value on the grant date and amortizes the total compensation on a straight-line basis over the vesting period of the award or service period. Historically, the Company has limited its share-based payments activity to grants of Company shares with no future vesting conditions to non-employee directors for their services as directors (a practice that has been discontinued since November 2004) and, as such, there is no material impact on its results of operations, financial position or cash flows.

AllShips Ltd.
Notes to Financial Statements February 28, 2011 and February 29, 2012
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

(g)	Recent Accounting Pronouncements:
In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", ("ASU 2011-04"). ASU 2011-04 amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements", ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fiscal year beginning March 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on our financial statements, but may require certain additional disclosures.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income, Presentation of Comprehensive Income ("Topic 220") which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, "Comprehensive income", and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures.

AllShips Ltd.
Notes to Financial Statements February 28, 2011 and February 29, 2012
(Expressed in United States Dollars)

2.    Significant Accounting Policies – (continued):

(g)	Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standard Update No 2011-05". The amendments in this ASU supersede certain pending paragraphs in ASU 2011-05, to effectively defer the requirement that company's present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies are still required to present reclassifications out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements.

3.    Going concern:

The Company has no source of revenues, has continued to incur losses and is dependent on its shareholders to continue as a going concern. As of February 29, 2012, the Company had a working capital deficit of $156,250, accumulated deficit of $4,283,358 and stockholders' deficit of $156,250. In order for the Company to continue as a going concern, it will require additional funding from its shareholders or borrowings from a lending institution. Management's intention is to seek funding; however, there can be no assurance that the Company will be able to raise such funding.

AllShips Ltd.
Notes to Financial Statements February 28, 2011 and February 29, 2012
(Expressed in United States Dollars)

4.     Accrued Liabilities:

The amounts shown in the accompanying balance sheets are analyzed as follows:

	2011	2012
Legal fees	$15,000	$18,000
Directors remuneration	44,000	-
Audit fees	16,533	22,840
Other	-	2,069
	$75,533	$42,909

5.    Related Party Transactions:

The amounts of $845,140 and $247,382 included in the accompanying 2011 and 2012 balance sheets, respectively, represent amounts due to Cardiff Marine Inc. ("Cardiff"), a ship management company, as a result of the payments made by Cardiff, on behalf of the Company.

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

AllShips Ltd.
Notes to Financial Statements February 28, 2011 and February 29, 2012
(Expressed in United States Dollars)

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

The Company's stockholders also approved the 2000 Stock Incentive Plan and set aside 1,100,000 shares of our common stock for issuance there under. The 2000 Stock Incentive Plan allows the Company's Board of Directors to grant certain of the Company's key employee's options to purchase our common stock, and is intended to enhance the Company's ability to attract and retain key personnel. The 2000 Stock Incentive Plan allows a committee of the Board of Directors to make awards of a variety of equity-based incentives to employees including stock awards, options to purchase shares of company common stock, stock appreciation rights, phantom shares, dividend equivalent rights and similar rights. As of February 29, 2012 no options, shares or rights have been issued or granted under either of the above plans.

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