Form 20-F/A
AllShips Ltd.
filed 2012-06-28
CIK 1083725

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

[X] Yes  [_] No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended February 29, 2012, originally filed with the Securities and Exchange Commission, or SEC, on May 30, 2012, or the 2012 Form 20-F, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

Users of this data are advised that pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

Item 19 Exhibits

(a) Exhibits, Exhibit Number, Description

101
The following financial information from AllShips Ltd.'s Annual Report on Form 20-F for the fiscal year ended February 29, 2012, filed with the SEC on May 30, 2012, formatted in Extensible Business Reporting Language (XBRL):

(i) Balance Sheets as of February 28, 2011 and February 29, 2012;
(ii) Statements of Loss and Comprehensive Loss for the years ended February 28, 2010 and 2011 and February 29, 2012;
(iii) Statements of Stockholders' Equity/(Deficit) for the years ended February 28, 2010 and 2011 and February 29, 2012;
(iv) Statements of Cash Flows for the years ended February 28, 2010 and 2011 and February 29, 2012; and
(v) Notes to Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AllShips Ltd. (Registrant) /s/ Niki Fotiou
Niki Fotiou Chief Financial Officer

Date: June 28, 2012